FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March, 2011

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

National Bank of Greece S.A.

Group and Bank

Annual Financial Report

31 December 2010

March 2011

Certifications of the Board of Directors

Certification by the Chairman of the Board of Directors, the Chief Executive Officer and the Deputy Chief Executive Officer pursuant to Article 4 of Law 3556/07

We, the members of the Board of Directors of National Bank of Greece S.A. certify that to the best of our knowledge:

(1)          The financial statements for the annual period ended 31 December 2010 have been prepared in accordance with the current accounting standards and present a true and fair view of the assets, liabilities, equity and results of operations of the Bank and of the companies included in the consolidation.

(2)          The Board of Directors annual report fairly presents the evolution, the performance and the position of the Bank and of the companies included in the consolidation, including the description of the main risks and uncertainties they face.

Athens, 23 March 2011

THE CHAIRMAN	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS

Board of Directors’ Annual Report

Board of Directors’ annual report

on the consolidated financial statements of National Bank of Greece S.A.

for the financial year 2010

Financial environment

During 2010, the global economic activity recovered strongly growing by 5,0%, from -0,6% in 2009, driven mainly by the US and the emerging economies (particularly Asia). Specifically, in emerging economies the growth rate accelerated to 7,1% in 2010, from 2,6% in 2009, while the corresponding growth rate for advanced economies was 3,0% in 2010, from -3,4% in 2009. The US economy expanded by 2,8% in 2010, from -2,6% in 2009. Similarly, Euro area economic growth increased, although less than the US, and stood at 1,7% in 2010, from -4,0% in 2009. The Japanese economy posted a growth rate of 4,0% in 2010, from -6,3% in 2009. The excellent performance of the global capital markets throughout 2009 continued in 2010, experiencing, however, lower returns, with equities moving higher, corporate bond spreads tightening further and the prices of commodities gaining ground. By mid-2010, the deterioration of the sovereign debt crisis of the countries of the euro area periphery, combined with concerns over the weakening of the recovery of the US economy, resulted in considerable uncertainty and volatility in the capital markets, without, however, derailing them from their positive trend.

Most central banks kept their policy rates at historically low levels during 2010, postponing the withdrawal of their emergency liquidity-promoting measures. Specifically, in the US, the Fed extended its quantitative easing policy, announcing another $600 billion of US Treasury purchases in November 2010 with duration up to June 2011. Similarly, the European Central bank (“ECB”) renewed some (primarily the short-term) of its liquidity-promoting measures to the euro area banking system and decided to intervene in the secondary market of sovereign debt. Moreover, the euro area member states, in response to the deterioration of the sovereign debt crisis, jointly decided to formulate and activated the European Financial Stability Facility, with a notional amount of €440 billion, and validity up to 2013, when it will be replaced by European Stability Mechanism, a more comprehensive crisis resolution mechanism.

The Greek economy has faced unprecedented macroeconomic headwinds since the beginning of 2010, originating from sizeable fiscal imbalances — the extent of which has been demonstrated with the release of the significantly revised estimates of the 2009 deficit and debt figures in October 2009 — which were compounded by other deep-rooted structural vulnerabilities. The above developments, in conjunction with the concomitant multi-notch downgrades of the Greek sovereign debt by all major rating agencies, were translated into rapidly deteriorating financial market conditions for Greek assets. The approval of the Greek Stability and Growth Program, in February 2010, and the announcement of a complementary package of austerity measures in early-March appeared insufficient to ameliorate these pressures.  As a result, market sentiment deteriorated further, and concerns about fiscal sustainability deepened, thereby worsening the crisis. Access to foreign funding dried up and spreads on government debt securities returned to pre-EMU levels, threatening the economy with a downward spiral of unfolding risks.

This situation led to a strong reaction from the Greek Government, the EU and the ECB. On 2 May 2010, the Greek Government signed an agreement with the EU, ECB and the International Monetary Fund (“IMF”) on the activation of a €110 billion fiscal support package for the period 2010-2014, which was accompanied by an ambitious fiscal stabilization program for Greece. This mechanism aims to address the immense funding problems of the country and contain the spillover effects of the debt crisis to other EU countries with sizeable fiscal imbalances.  This level of funding is scheduled to cover most of Greece’s budget financing needs and the rollover of Greek public debt redemptions through early 2012, with an obligation to access the markets only to rollover maturing treasury bills.

Against this backdrop, recessionary pressures intensified in 2010, with the latest update of GDP figures (released in tandem with the flash estimates of Q4:2010 GDP), pointing to a contraction of activity by 4,5% y-o-y in 2010, slightly higher than initial Program estimates (-4,2%). Unsurprisingly, domestic demand bore the brunt of the adjustment, declining by an estimated 7% y-o-y, as private consumption posted a sizeable contraction (of about 4,5%) and fixed investment continued its free fall (contracting by 17% y-o-y), dragged down by high uncertainty and the contractionary impact from the implementation of about 7,5% of GDP of austerity measures. The direct impact of the austerity measures, in conjunction with their effect on inflation, contributed to a double digit decline in household disposable income (of about 12% y-o-y). The improvement in the exporting sector during H2:2010 was insufficient to ameliorate the downward momentum of economic activity, which registered a record fall of -6,6% y-o-y in Q4:2010.

The ambitious fiscal consolidation undertaken by the Government in 2010 aiming, inter alia, at a decline of the General government budget deficit by more than 5% of GDP, has proceeded as planned, with the deficit declining from 15,3% of GDP in 2009 (according to the final revision of fiscal data by Eurostat in November 2010, which had also adversely effected 2010 budget figures, adding about 1,0% to the deficit mainly through the reclassification of public enterprises) to an estimated 9,6% in 2010. Nevertheless, as expected, debt dynamics continue to be unfavorable, with the general government deficit climbing above 140% of GDP in 2010 from 126,7 % in 2009. This trend is expected to stabilize during 2013-2014, after which public debt is expected to return to a downward path.

In 2010, the macroeconomic picture in South Eastern Europe – 5 (“SEE-5”, comprising Albania, Bulgaria, FYROM, Romania and Serbia) and Turkey improved markedly, in line with the synchronised global recovery and the easing of the financial crisis. In particular, the real GDP growth rate turned from negative to nil in SEE-5 and positive in Turkey (8,5%), due to a rebound in external demand, a gradual recovery in domestic demand, and improving external financing. Note that real GDP growth, which had fluctuated around 6,0% between 2002 and 2008, had fallen deep into the red in 2009 (-5,4% in SEE-5 and -4,7% in Turkey).

The sharp adjustment in external imbalances experienced in 2009, in the wake of the global economic and financial crisis, continued
- albeit at a slower pace - in SEE-5, while it reversed course in Turkey.  Indeed, the current account deficit, the “Achilles heel” of these economies, widened to 6,5% of GDP in 2010 from 2,3% of GDP in 2009 in Turkey and narrowed to 4,2% of GDP in 2010 from 6,2% of GDP in 2009 and 14,6% of GDP in 2008 in SEE-5. The conflicting trends of the current account in Turkey and SEE-5 resulted mainly from different external financing conditions.

In 2010, National Bank of Greece (“the Bank”) focused on the shielding of its capital adequacy, with an integrated capital strengthening program amounting to approximately €3,2 billion. Responding to the financing needs of the economy, the National Bank of Greece Group (“the Group”) continued its steady financing flow, providing substantial support to Greek households and medium and small sized companies, which face difficulties, with specialized restructuring products. The Bank has focused on cost containment and has also increased the credit provision amount in Greece by 68,0%. At the same time, the Group adopted new transaction ethics and a new Corporate Social Responsibility framework, with a view to reinforcing its “social dividend”.

Expected developments (risk and uncertainties)

The key challenges that the global economy faces in 2011 are the ongoing European sovereign debt crisis and the negative repercussions from the loose monetary policy followed by most major developed markets to the commodity markets and the inflation outlook of the rapidly growing emerging economies. In addition, the emergence of escalated geopolitical tensions in North Africa and a catastrophic earthquake in Japan caused a sharp rise in uncertainty in the first quarter of the year. As a result of the geopolitical tensions in North Africa, the price of oil has increased significantly threatening to derail the global economic recovery in case its rally continues unabated. In case of Japan, though it is still rather premature for conclusions on the economic repercussions of the disastrous earthquake, the economy of Japan will most probably experience a severe contraction in H1:2011, as a large part of manufacturing capacity has become obsolete. However, the quick response of the Japanese authorities is expected to mild the recessionary impact of the devastation, whereas from the second half of 2011, the Japanese economy is expected to resume an above-trend growth, as the reconstruction process is expected to lift activity.

Looking ahead, economic activity in Greece is expected to continue on a downward trend in 2011, declining by another 3%-3,5% y-o-y, dragged down by the additional fiscal policy tightening and, still high, uncertainty which will continue to take a heavy toll on Greek private sector spending decisions. The contractionary impact from the above factors will more than offset the benefits from the expected improvement in the exporting sector (especially in tourism) and the gradual implementation of structural reforms. In this vein, the balance of risk for economic growth will continue to be tilted to the downside, reflecting: i) the slow pace of improvement in private sector sentiment; ii) the recessionary impact from additional fiscal measures, which is compounded with program implementation risks and a sharp deterioration in labor market conditions (with unemployment exceeding 13,5% in Q4:2010); iii) a more adverse-than-initially-expected liquidity environment as the dramatic contraction of market financing is compounded by additional deposit losses and pressures for lowering dependence on ECB liquidity; and iv) a new round of systemic turbulence for fiscally-weak euro area members triggered by a timid response at an EU level.

On the positive side, a compelling and effective implementation of the ambitious agenda of structural reforms in Greece, in conjunction with the continuing progress in fiscal consolidation and the concomitant stabilisation in private sector sentiment, and the potential gains for Greek tourism from the evolving crisis in North Africa, could mark the turning point for economic activity at the end of 2011, boosting confidence in the prospects of the Greek economy.

In 2011, barring a severe and prolonged oil shock, the macroeconomic performance in SEE-5 and Turkey is set to improve further, in line with the ongoing global recovery, the gradually easing global liquidity conditions, and the continued support of International Financial Institutions (“IFIs”). Real GDP growth is expected to accelerate further in SEE-5 to 2,2%, remaining however below its potential of 4,0% and moderate markedly in Turkey to a relatively high level of 5,0%.

Concurrently, the current account deficit should widen to 4,7% of GDP and 7,0% of GDP, respectively, in SEE-5 and Turkey, on the back of the recovering domestic demand, unfavourable international oil and commodity prices and better external financing conditions. Filling the current account gap would be manageable for SEE-5, through higher foreign direct investment inflows, better access to foreign loans, and continued IFIs’ support. For Turkey, should the bulk of the current account deficit continue to be covered by large portfolio inflows and the drawdown of bank and non-bank residents’ assets abroad, the external financing picture would be difficult, leaving the country vulnerable to sudden shifts in investor sentiment.

2011 is expected to be another difficult year for Greek banks. The restoration of trust in the economy constitutes the key challenge and an essential condition for the normalization of financing conditions, as Greek banks have actually lost access to international wholesale markets since the fourth quarter of 2009. Especially:

•                  The reduction of total market deposits limits Greek banks’ financing sources.

•                  Possible stricter ECB eligibility criteria would increase funding costs.

•                  Further reduction of GDP in 2011 will most probably lead to weaker credit expansion, higher loan default levels, and consequently, lower profitability, which can be partly offset by operating cost containment and improved profitability prospects in SE Europe and Turkey, especially for the Bank.

•                  Profit before provisions is burdened by lower or negative trading results, which are negatively affected by valuation adjustments on Greek Government Bonds (“GGB”) portfolios.

•                  Increased pressure on performance and higher risk diversification needs increase the likelihood of further banking sector consolidation through mergers and acquisitions.

The main challenges for the Bank are: Finansbank’s successful minority stake offer, high liquidity level maintenance through widening of funding sources, more active management of loans in arrears, the generation of which is expected to peak in 2011, further reduction of operating costs in Greece and SE Europe and rationalization of sizeable non-banking subsidiaries’ operations.

Financial Results

Group profit for the period attributable to NBG equity shareholders in 2010 excluding windfall tax charges totalled €484,6 million. Group profit for the period attributable to NBG equity shareholders in 2010 totaled €405,5 million, decreased by 56,0% compared to 2009, burdened by write-downs in the Greek government bond portfolio and ongoing high provisions for delinquencies.

In this particularly difficult period, NBG Group succeeded in growing its core income from banking business and fees and commissions by 2,8% and, most significantly, maintaining strong liquidity and boosting its already robust capital adequacy to 13,1% by means of the recent share capital increase of the Bank, while fortifying its balance sheet with higher provisions, which totaled €1.365,0 million, up 31,1% on the previous year.

Sustaining core profitability

Group profit for the period attributable to NBG equity shareholders in Q4:10 amounted to €146,6 million compared with €113,3 million in Q3:10, reflecting primarily the positive input of trading income partly offset by  the impact of increased provisions.

The sustained profitability of banking business in Greece and the geographical dispersion of the Group’s income sources reflect the soundness of our business model in periods of crisis. Specifically, in 2010:

•                      Group net income from interest and commissions grew by 2,8% due to improved performance in net interest income that increased by 4,6% compared to 2009.

•                      Net interest margin remained at circa 4%, despite competitive pressure on the deposits pricing.

•                      Operating expenses(1) in Greece and SE Europe(2) decreased by €125,6 million or 6,5% in 2010 compared to 2009, reflecting the overall effectiveness of our cost-cutting measures. Results are particularly encouraging in Greece where our operating expenses declined by 6,9% in 2010.

Over the course of the year, the Group’s performance by business region was as follows:

•                      Greece: losses for the period attributable to NBG equity shareholders stemming from operations in Greece totaled €136,6 million, reflecting non-recurring income tax of €79,1 million (extraordinary tax charge for 2009 and an extraordinary retroactive tax charge for 2009 on income from bonds) and, in particular, losses incurred on the bond and equity portfolio amounting to €301,8 million (compared with gains of €59,5 million in 2009). The 2010 results for Greece were also affected adversely by the 68,0% increase in provisions for delinquencies, reaching €1.011,3 million (compared with €602,0 million in 2009). On the other hand, core income (before tax, provisions and trading income) grew by 10,3% in 2010, reflecting the resilience of the Bank’s sources of profitability despite the protracted slowdown in economic activity.

•                      Turkey: Continuing its positive trajectory, the profit for the period attributable to NBG equity shareholders from Finansbank in 2010 amounted to €461,9 million (TL 920,8 million), up 0,6% compared to 2009. Notably, total deposits and loans grew by 26,4% and 25,5% compared to 2009 respectively.

•                      SE Europe: In spite of high provisions and the general fallout from the crisis, the Group continued to post profitability in all SE European countries. The profit for the period attributable to NBG equity shareholders from our SE European units amounted to €75,3 million, down 19,1% compared to 2009, due to higher provisions, which totaled €195,9 million up 11,0% compared to 2009. Profit before tax and provisions stood at €275,2 million, virtually unchanged compared to the previous year.

Manageable increase in delinquencies

The aforesaid performance was achieved within a particularly adverse environment that continues to impact negatively the banking sector, particularly in Greece, adversely affecting the quality of banks’ loan books.

The Group’s ratio of +90dpds to total loans stood at 8,5% in 2010. In Greece, the ratio stood at 8,4% compared with 6,0% in 2009. It is notable, however, that in Turkey there has been a deceleration of the rate of growth of delinquencies, with +90dpd ratio to total loans stabilizing at 5,9%.

(1)  Operating expenses comprise of personnel expenses, general, administrative and other operating expenses, depreciation and amortisation on investment property, property & equipment and software & other intangible assets.

(2)  Includes the Group’s operations in Bulgaria, Romania, Serbia, Albania and FYROM

The Group made provisions of €1.365,0 million in 2010 (of which €373,5 million in Q4:10) compared with €1.041,0 million an increase of 31,1% compared to 2009. Accordingly, accumulated provisions now amount to €3.561,6 million, i.e. 4,7% of the Group’s total lending(3). The +90 dpd coverage ratio remained, for yet another quarter, at over 50%, before, of course, taking into consideration the various forms of associated collateral reflecting the Group’s conservative approach to provisioning for delinquent debt.

Greece: Credit restrained

Despite the slowdown in economic activity and the concomitant decrease in demand for loans, our total loan book in Greece stood at €51.002,5 million, unchanged from Q2:10 levels, a testament to the bank’s continued support of Greek businesses and households during these challenging times. The continued negative macroeconomic environment in Greece and the shrinking liquidity of households and businesses led to a 10,9% contraction in the Bank’s deposits during 2010. The impact of the general downward trend in deposits in Greece was clearly less severe for the Bank than the rest of the market, enabling it to maintain its market share of deposits, compared with Q3:10, at 33,4% and 15,4% for savings deposits and time deposits respectively, reflecting the trust it enjoys among its customers.

The Bank continues to possess substantial assets (€6,4 billion) that can be used directly as collateral as well as loans for future issues of covered bonds. The combination of available collateral and low gearing (the loan-to-deposit ratio in Greece is just 94,0%) is a key competitive advantage for the Bank at the present juncture when Greek banks are facing difficulties freely accessing the international money markets.

Finansbank: dynamic growth continues unabated

In 2010, the profit for the period attributable to NBG equity shareholders from Finansbank grew by 0,6% to TL 920,8 million (€461,9 million, at constant exchange rates).

The recovery of the Turkish economy engenders expectations for a further acceleration in the growth of Finansbank’s activities and results. Specifically:

•                      Net interest income grew by 0,9% on the previous year to TL 2.107,0 million (€1.056,5 million), one of the best performances in Turkey. This reflects the fact that Finansbanks’s interest income from loans as a percentage of total interest income remains the highest amongst its peer group.  It also reflects Finansbank’s interest income stability as it is not reliant on volatile interest income from securities.

•                      Growth in operating expenses by 16,3% in 2010 was affected by Finansbank’s network expansion program, which brought the number of branches to over 500 by the end of the year. The efficiency (cost/income) ratio stood at the low level of 48,0%.

In December 2010, Finansbank’s total lending amounted to TL 31.819,3 million (€15.376,0 million), up 25,5% compared to 2009.

Retail lending continues to be the key driver behind Finansbank’s growth dynamic, increasing at an impressive rate of 33,5% compared to 2009. Total retail lending at the end of the year amounted to TL 17.094,6 million (€8.260,6 million). Particularly strong performance was posted by mortgage lending and consumer credit:

•                      Finansbank’s mortgage lending totaled TL 6.530,8 million (€3.155,9 million) compared with TL 5.102,5 million in 2009, up 28,0%. Its market share of mortgage lending in Turkey remained at the same level as in 2009 at 10,6%.

•                      Credit card outstandings grew by 44,5% to TL 7.036,9 million (€3.400,5 million), compared with TL 4.871,4 million in 2009. Accordingly, Finansbank’s share of the respective market in 2010 stood at 14,1% compared with 11,9% in 2009.

•                      Personal loans amounted to TL 2.800,5 million (€1.353,3 million) compared with TL 1.919,8 million in 2009, up 45,9%. Accordingly, Finansbank’s market share of personal loans in 2010 stood at 5,7% compared with 4,5% in 2009.

In 2010, Finansbank’s corporate lending totaled TL 14.724,7 million (€7.115,4 million), growing by 17,5% on an annual basis, reflecting the general improved business climate in the country.

Past due loans represented 5,9% of the total loan book at the end of 2010, remaining at roughly the same level as at the end of 2009. This reflects both the recovery of the Turkish economy and the stabilization of new delinquencies at lower levels compared with the beginning of the year. In addition, loan recovery has posted strong performance, enabling Finansbank to bring down the cost of provisions to 1,05% from 2,32% and keep the +90dpd coverage ratio at the same level as in 2009 at 71,4%.

As a result of Finansbank’s strategy to widen its deposit base, strong growth was also posted by deposits, which have increased 26,4% in 2010. Deposits in local currency presented particularly strong growth of 38,8% compared to 2009. At the end of 2010, the bank’s loan-to-deposit ratio, calculated under the local accounting standards, stood at 116,5%, with deposits comprising the main source of funding for its operations. Despite the growth in lending, the bank’s Core Tier I ratio stood at 13,8% compared with 13,0% in 2009.

SE Europe: Solid core profitability despite a second consecutive year of economic recession

Profit for the period attributable to NBG equity shareholders from operations in SE Europe amounted to €75,3 million in 2010 compared with €93,1 million in 2009, burdened by high provisions, which totaled €195,9 million.

Profit before tax and provisions totaled €275,2 million compared with €277,5 million in 2009. Despite the high provisioning levels, all the Group’s SE European subsidiaries remained profitable, as sustained core income — at the same levels as in the previous year — managed to absorb the higher provisions for delinquent loans.

(3)  For the purposes of the Board of Directors’ report, Group and Greek lending excludes a loan to the Greek state with a carrying amount of €5.718,7 million.

Operating expenses in SE Europe continue to be under firm control, posting a decline of 3,8% over the course of the year. The cost/income ratio stood at 48,2% compared to 48,9% in 2009.

Total lending in SE Europe amounted to €7.584,6 million, posting a decline of 5,1% compared to €7.991,0 million in 2009.

Total deposits stood at €4.741,0 million, up 0,6% on 2009. This is a particularly encouraging development, as the Group is broadening its funding sources and has thus improved its SE Europe loan-to-deposit ratio by 12,1% within one year.

The quality of the loan book in SE Europe reflects the general market environment, particularly the adverse climate in the economy of Bulgaria, with loans in arrears representing 12,9% of the aggregate loan book, compared with 8,1% in 2009.

Strong capital adequacy

The Bank is deploying a comprehensive capital strengthening plan, which so far has enjoyed notable success. At the beginning of Q4:10 the Bank completed a share capital increase and the issue of convertible equity notes totaling approximately €1,8 billion, which were met with a particularly positive response in Greece and abroad at this very difficult time for the Greek economy and the Greek banking system. The share capital increase and the issue of convertible equity notes were oversubscribed 1,83 times, confirming the confidence of investors in Greece and abroad in the business model and prospects of the Bank.

As a result of the capital raising, at the end of 2010 the Group’s Tier I capital adequacy ratio stood at 13,1%, on the basis of which the Bank ranks among the best capitalised banks in Europe. The Core Tier I ratio(4) amounts to 12,0%, ranking the Group among the best in terms of the absolute scale and structural quality of its capital. The Group’s total Capital Adequacy ratio stood at 13,7%, the highest in Greece.

Significant events for the year 2010

Capital strengthening and management

On 18 February 2010, the 2nd Repeat General Meeting of the Bank’s shareholders approved the assignment to the Board of Directors of the right to issue bonds convertible to shares, as per the provisions of articles 3a and 13 of the Companies Act and article 5 of the Bank’s Articles of Association, for a period of five years, up to an amount corresponding to 50% of the paid-up share capital of the Bank as at the time of the assignment of the said right, that is €1.696 million. The Meeting authorized the Board to decide the particular terms and details of such issuance, as well as the procedure by which the bonds will be converted to shares. On 10 September 2010, the Bank’s Board of Directors, decided:

•                  To increase its ordinary share capital by offering 121.408.315 new ordinary shares of nominal value of €5,0 each and subscription price of €5,2 each through a rights issue. The shares were offered to existing ordinary shareholders at a ratio of 1 new share for every 5 shares held. The total capital raised amounted to €631.323 thousand of which €607.041 thousand was credited to share capital and the remaining €24.282 thousand to share premium account.  The new shares were listed in the ATHEX on 19 October 2010.

•                  To issue 227.640.590 convertible bonds to 227.640.590 new ordinary shares of nominal value of €5,0 each and subscription price of €5,2 each. The bonds were offered through a rights issue to existing ordinary shareholders at a ratio of 3 convertible bonds for every 8 shares held. The convertible bonds carried no interest and were convertible to ordinary shares after 7 days from their issuance. The total capital raised amounted to €1.183.731 thousand of which €1.138.203 thousand was credited to share capital and the remaining €45.528 thousand to share premium account.  The new shares were listed in the ATHEX on 25 October 2010.

On 26 November 2010, the Extraordinary General Meeting of the Bank’s Shareholders approved the repurchase by the Bank of the Law 3723/2008 preference shares of a nominal value of €350 million through payment in cash, subject to obtaining Bank of Greece and other statutory approvals.  The approval by the Bank of Greece for the repurchase of the preference shares is pending.

In relation to the tender offer of 22 June 2009 and the additional purchases done in 2009 after the expiry date of the tender offer, the Bank proceeded within 2010, in the purchase of an additional portion of the outstanding preferred securities of an aggregate nominal amount of €47,9 million of series A, B and D, GBP 51,1 million of series E and USD 4,0 million of series C.

Dividends

On 21 May 2010, the annual Ordinary General Meeting of the Bank’s Shareholders, approved the following:

•                  The distribution of dividends to the holders of the non-cumulative, non-voting, redeemable preference shares of €42,2 million (USD 56,25 million) after withholding taxes, pursuant to their terms.

•                  The payment to the Greek State the amount of €35 million regarding the 70.000.000 Redeemable Preference Shares, of which €21,6 million relates to year 2009, while €13,4 million relates to period up to May 2010.

•                  No dividends were declared to the ordinary shareholders, following the participation of the Bank in the Hellenic Republic’s Bank Support Plan.

(4)  The Core Tier I ratio excludes hybrid capital and Hellenic Republic preference shares, but includes the preference shares issued in United States in the form of ADRs.

Participation in Hellenic Republic’s Bank Support Plan – Pillar II and III

During 2010, under the government-guaranteed borrowings facility, the Bank participated in the second and third pillars of Law 3723/2008 “Hellenic Republic’s Bank Support Plan” as follows:

Pillar II

•                  On 26 April 2010, the Bank issued €2.500 million Floating Rate Notes due in April 2013, bearing interest at a rate of three-month EURIBOR plus 250 bps, payable on an annual basis.

•                  On 4 May 2010, the Bank issued €1.345 million and €655 million Floating Rate Notes both due in May 2013, bearing interest at a rate of three-month EURIBOR plus 500 bps payable on an annual basis. From the above issue of €1.345 million, the amount of €907 million is held by third parties and is included in the Group’s and the Bank’s debt securities in issue.

•                  On 28 June 2010, the Bank issued €4.265,6 million Floating Rate Notes due in June 2013, bearing interest at a rate of three-month Euribor plus 500 bps, payable on an annual basis.

•                  On 23 December 2010, the Bank issued €4.107,7 million Floating Rate Notes due in December 2013, bearing interest at a rate of three-month Euribor plus 750 bps, payable on an annual basis.

Other than the €907 million of Notes due in May 2013 that are held by third parties, the notes described above are held by the Bank and therefore, are not presented as liabilities on the Group’s and the Bank’s Statement of Financial Position.

Pillar III

On 12 April 2010, the Bank obtained from Public Debt Management Agency, special Greek government bonds of €787 million collateralized with customer loans. These bonds can only be used as collateral for financing and therefore are reflected in off-balance sheet items.

Wholesale funding

On 31 July 2008, a Special Purpose Entity called Eterika Plc issued €1.340 million Floating Rate Notes, which were backed by a pool of corporate loans.  On 19 May 2010, the transaction was unwound and the notes cancelled.

On 18 March 2010, the Bank issued the 4th series of covered bonds of €1,5 billion, under its €10 billion covered bonds program, with a maturity of eight years (with an additional ten-year extension option) secured by residential mortgage loans. The bonds paid interest quarterly at the ECB’s refinancing rate plus a margin of 190 bps. This series was cancelled on 30 November 2010.

On 11 May 2010, the Bank issued the 5th series of covered bonds of €1 billion, under its €10 billion covered bonds program, with a maturity of ten years (with an additional ten-year extension option), secured by residential mortgage loans bearing interest at the ECB’s refinancing rate plus a margin of 250 bps paid on a quarterly basis.

On 21 June 2010, the Bank established its second covered bond program (“€15bn Covered Bond Program II of National Bank of Greece S.A.”), under which on 24 June 2010, the Bank issued three Series of €1 billion each, secured by residential mortgage loans. The first Series has a 5 year maturity (with an additional ten-year extension option) and bears interest at the ECB’s refinancing rate plus a margin of 170 bps paid on a quarterly basis. The second Series has a 7 year maturity (with an additional ten-year extension option) and bears interest at the ECB’s refinancing rate plus a margin of 200 bps paid on a quarterly basis. The third Series has a 9 year maturity (with an additional ten-year extension option) and bears interest at the ECB’s refinancing rate plus a margin of 230 bps paid on a quarterly basis. On 29 July 2010, the Bank issued second tranches of €500 million each for each of the first three series of notes under this program. On 24 September 2010, the two tranches of each Series were funged.

On 30 November 2010, the Bank issued the 4th series of covered bonds of €1,5 billion, under its €15 billion covered bonds program, with a maturity of 8 years (with an additional ten-year extension option), secured by residential mortgage loans bearing interest at the ECB’s refinancing rate plus a margin of 210 bps paid on a quarterly basis.

All covered bonds series issued under the €10 billion covered bonds program are currently rated Baa3 by Moody’s and BBB+ by Fitch. All covered bonds series issued under the €15 billion covered bonds program are currently rated Baa3 by Moody’s and A- by Fitch.

Senior and Subordinated issuance and Other borrowed funds

On 23 July 2010, the Bank completed the sale through a private placement, of a Lower Tier II note, totaling €450 million. The note was issued on 3 August 2010 by the Bank’s UK-based subsidiary NBG Finance Plc, under the Bank’s guarantee, and has been listed for trading on the Luxembourg Stock Exchange. The note has a 10-year maturity, with right to early redemption by the issuer on the completion of 5 years and at each subsequent interest payment date. The annual interest rate for the first 5 years is set at 7,0%. If the right to early redemption is not exercised, the annual interest rate for the second 5-year period increases to 9,5%.

On 4 August 2010, the floating rate Schuldscheindarlehen loan of €500 million issued in August 2008 matured and the Bank redeemed the entire amount.

On 21 September 2010, NBG Finance plc, a wholly owned subsidiary of the Bank, issued Fixed Rate Notes of an aggregate nominal value of €80 million, guaranteed by the Bank. The Notes, maturing on 22 February 2012, were issued at a lower price than their nominal value, bear fixed interest rate of 2,07% with semi-annual coupon payment frequency.

As of the same date, NBG Finance plc repurchased the entire issue of its own issued RON 355 million Fixed Rate Notes, issued in February 2007. At the repurchase date, the Bank held part of the above Notes of nominal value RON 15 million.  The repurchase transaction was conducted at market terms and resulted in the recognition of a gain of RON 51,0 million (approximately €12,0 million) for the Group.

On 2 December 2010, Finansbank signed a dual tranche term loan facility amounting to USD 333 million and €352 million with a one year maturity. Interest is paid quarterly and set at LIBOR plus 0,7%.

Acquisitions, disposals and other capital transactions

On 18 January 2010, the Bank acquired 53.846 new ordinary registered shares of AKTOR FM with a nominal value of €3,0 each, paying in cash the amount of €162 thousand. The Bank owns 35% of the share capital, while it has veto rights on decisions relating to certain operating areas of AKTOR FM.  AKTOR FM is active in the area of property maintenance and management.

On 19 May 2010, Eterika Plc was liquidated.

On 25 June 2010, the General Meeting of the Audatex Hellas S.A. shareholders decided the dissolution and the liquidation of the company.

On 17 August 2010, the Bank increased its shareholding in Stopanska Banka AD — Skopje by 21,6% acquiring the related shareholdings from European Bank for Reconstruction and Development (EBRD) and from International Finance Corporation (IFC) possessing 10,8% shareholding each, through put and call arrangements as provided for in the 2001 shareholders agreement, between the Bank and EBRD and IFC, for the acquisition of Stopanska Banka AD-Skopje. The total consideration paid amounted to €35,2 million.

On 3 September 2010, Banca Romaneasca S.A. established NBG FACTORING ROMANIA IFN S.A. Banca Romaneasca S.A. owns 99% and NBG Leasing IFN S.A. owns 1% of the new company.

On 4 November 2010, following the Finansbank’s Board of Directors decision of 2 August 2010, the share capital of the Finansbank was increased by TL 551,3 million (TL 547,1 million in cash and TL 4,1 million by capitalization of reserves). The cash contribution by the Group amounted to TL 518,7 million and was covered by the proceeds from repayment by Finansbank of subordinated debt amounting to TL 495,8 million (USD 325 million) and cash payments by the reinvestment of the dividend received TL22,9 million.

On 16 November 2010, NBG International Inc. (NY) was liquidated.

During December 2010, Finans Invest acquired 5,11% of Finans Finansal Kiralama A.S. (Finans Leasing), a listed subsidiary company in Istanbul Stock Exchange, from the market with a cost of TL 20,5 million.  On 13 August 2010, the Bank increased its shareholding in Finans Finansal Kiralama A.S. (Finans Leasing), through a public offer.  The Bank acquired 27,3% of the share capital for €42,3 million (TL 81,7 million).  After these acquisitions the Group owns 94,11% of Finans Leasing.

Finansbank disposed of 10,73% of its participation in Finans Yatirim Ortakligi A.S. (Finans Investment Trust) for TL 2,7 million. After this transaction the Group owns 75,44% of the entity.

In 2010, the Greek Government announced its intention to include Larco S.A. in its privatisation program.  The Bank decided to dispose of its 33,36% share in Larco S.A. through this procedure.  In this respect the Bank re-classified this asset from investment in associates to non-current assets held for sale. Furthermore, the Group classified Europa Insurance Co under non-current assets held for sale after its decision to dispose this entity.

Events after the reporting period

There are no material events after the reporting period to be reported.

Risk management

The Group operates in a fast growing and changing environment and acknowledges its exposure to banking risks as well as the need for effective risk management.  Risk management and control forms an integral part of the Group’s commitment to providing continuous and high quality returns to its shareholders.

Since 1 January 2008, the Bank is following the Internal Ratings Approach for the calculation of capital charges arising from credit risk in its corporate and mortgage portfolios, which constitute 77% of its risk weighted total loan portfolio at solo basis.  At the same time, the implementation of the “Basel II” program at Group level progresses steadily, targeting both the gradual compliance with the new capital adequacy regulatory requirements and the further enhancement of risk and capital management capacity.  The largest number of ongoing “Basel II” projects concerns the Bank’s financial sector subsidiaries and is being implemented without material deviation from the relevant time-schedule.

Credit risk

The Group pays particular attention to implementing the highest standards of credit risk management and control.  Credit risk arises from an obligor’s (or group of obligors) failure to meet the terms of any contract established with the Bank or a Bank’s subsidiary.  For all facilities, the Group employs credit risk rating and measurement systems, specifically designed to meet the particular characteristics of its various loan exposures (e.g. NBG Corporate Risk Rating Model for the corporate portfolio, internally developed application and behavioural scorecards for the retail portfolio, etc.).  The objective of such credit risk rating systems is to appropriately classify an obligor to a particular credit rating class and estimate the parameters of expected and unexpected loss, with the ultimate goal of protecting the profitability and the capital base of the Group.  Active credit risk management is achieved through:

•                  The application of appropriate limits for exposures to a particular obligor, a group of associated obligors, obligors that belong in the same economic sector, etc.;

•                  The use of credit risk mitigation techniques (such as collateral and guarantees);

•                  The estimation of risk adjusted pricing for most products and services.

Market risk

To effectively measure market risk, i.e. the risk of loss attributed to adverse changes in market factors such as foreign exchange rates, interest rates, equity and equity index prices and prices of derivative products, the Group applies a Value at Risk (VaR) methodology to all its Trading and Available for Sale (AFS) positions in all currencies.

The Group has established a framework of VaR limits in order to control and efficiently manage the market risk to which it is exposed. The limits refer to both individual types of risk (interest rate, foreign exchange and equity risk) and to the total market risk of the portfolio.

Additionally, the Group performs back testing on a daily basis in order to assess the predictive power of its VaR model. Supplementary to the VaR model, the Group conducts stress testing on a weekly basis on both the Trading and the Available for Sale portfolios, based on specific scenarios.

Operational risk

The Group, acknowledging the importance of operational risk, has established and maintained a firm wide and effective, high quality framework for its management. Based on that, it developed and implemented a new software application (Algorithmic’s OpVar system).

Specifically during 2010:

•                  OpVar application was successfully implemented in order to enhance the Group’s Operational Risk Management Framework (ORMF)

•                  The Bank’s Operational Risk Subdivision organised a training session for the Operational Risk personnel of Finansbank, as well as that of the Foreign Branches Network. It also organised a training seminar for 130 Operational Risk Correspondents (The Bank, Ethniki Factors S.A. and Ethniki Leasing S.A.).  Additionally, an informative seminar for the 63 Heads of the financial entities mentioned above took place at a later stage.

•                  The Bank implemented the annual cycle of its ORMF on the subsidiaries and the foreign branches mentioned above, based on the new software application. This ORMF cycle consisted of:

•                  The identification, assessment and monitoring of operational risks (RSCA);

•                  The determination of Action Plans for their mitigation;

•                  The definition and monitoring of Key Risk Indicators;

•                  The collection of operational risk loss events.

Five foreign subsidiary financial institutions as well as two  local subsidiaries implemented the ORMF for a third consecutive year.  OpVar system implementation is going to roll out to the rest of the Group during 2011.

Finally the Bank, aiming at the adoption of an Advanced Measurement Approach for the calculation of its operational risk capital charges, developed an internal model for the quantification of its operational risk.

Interest rate risk in the banking book and liquidity risk

The Group systematically measures and manages the interest rate risk arising from its banking book items as well as liquidity risk, through:

•                  The analysis of re-pricing and liquidity gaps arising from its balance sheet structure;

•                  The measurement of economic value of equity and net interest income sensitivity under normal and exceptional changes in interest rates;

•                  The broadening and diversification of its liquidity sources;

•                  The maintenance of adequate stock of liquid assets;

•                  The establishment of relevant limits.

Financial instruments

In order to provide a hedge for the interest rate risk arising from positions in fixed rate Greek government bonds, the Group enters into future contracts on short, medium and long-term German government bonds.

Additionally, the Group is active in the swap market, by engaging into vanilla and more sophisticated deals for hedging and proprietary purposes.

Own shares

Following the Bank’s decision to participate in the Hellenic Republic’s Bank Support Plan and pursuant the provisions of Law 3723/2008 and article 28 of Law 3756/2009, the Bank is not allowed to repurchase its own shares, as long as it participates in this program.

During 2010, National Securities S.A. (the Bank’s subsidiary which conducts treasury shares transactions for its brokerage business) acquired 15.620.293 and disposed of 15.213.954 of the Bank’s shares at the amount of €157,4 million and €163,1 million respectively. On 31 December 2010, the Bank did not hold any own shares, while National Securities S.A., held 743.689 own shares corresponding to 0,08% of the Bank’s ordinary share capital with a cost of €4,9 million.

Related party transactions

Based on the existing regulatory framework, the Group must disclose any transaction between the Bank and all related parties as defined in IAS 24, which took place during the fiscal year. Management’s total compensation, receivables, payables and letters of guarantee must be also disclosed separately.

All related party transactions between the Group companies are conducted within usual business practice at an arm’s length and are approved by the authorized management members.

Group and Bank transactions with members of the Board of Directors and Management for 2010

(€ ‘000)	Group	Bank
Total compensation	14.614	6.166
Loans	256.319	254.744
Deposits	22.212	18.110
Letters of Guarantee	13.553	13.553

Intercompany transactions as of 31.12.2010 - Bank

Subsidiaries (€ ‘000)	Assets	Liabilities	Income	Expenses	Off Balance sheet (net)
National Securities S.A.	353	68.321	5.625	2.350	73.592
Ethniki Kefalaiou S.A.	—	348.109	936	10.368	22.131
NBG Asset Management Mutual Funds S.A.	6.266	9.159	8.235	199	78
Ethniki Leasing S.A.	679.024	5.107	11.866	1.892	546.767
NBG Property Services S.A.	—	699	—	329	—
Pronomiouhos S.A. Genikon Apothikon Hellados	663	12.524	2.186	1.717	—
NBG Greek Fund Ltd	—	5.118	—	129	—
NBG Bancassurance S.A.	3.477	6.023	3.568	282	113
The South African Bank of Athens Ltd (S.A.B.A.)	8.529	133	150	—	—
National Bank of Greece (Cyprus) Ltd	2.841.863	908.829	16.801	18.331	25.887
Stopanska Banka A.D.-Skopje	75.193	14.435	1.474	32	1.809
United Bulgarian Bank A.D. - Sofia (UBB) (Group)	846.975	5.382	22.509	—	—
NBG International Ltd	—	833	—	3	—
NBG Finance Plc	—	936.345	—	39.608	—
Interlease E.A.D., Sofia	437.611	480	12.764	—	—
NBG Securities Romania S.A.	169	40	12	97	—
Innovative Ventures S.A. (I-Ven)	—	2.008	—	—	—
NBG Funding Ltd	—	318.553	2	1.691	—
Banca Romaneasca S.A.	588.132	52.633	17.947	9.263	—
Ethniki Hellenic General Insurance S.A.(Group)	762.846	1.174.889	7.872	28.068	4.479
ASTIR Palace Vouliagmenis S.A.	23.556	4.528	1.084	274	2.377
Grand Hotel Summer Palace S.A.	2.280	895	105	14	—
NBG Training Center S.A.	873	351	118	129	—
Ethnodata S.A.	249	9.631	7	10.189	—
KADMOS S.A.	—	40	—	—	—
DIONYSOS S.A.	—	44	—	—	—
EKTENEPOL Construction Company S.A.	—	802	6	11	479
Mortgage, Touristic PROTYPOS S.A.	—	1.095	—	—	—
Hellenic Touristic Constructions S.A.	—	82	—	—	—
Ethnoplan S.A.	9	3.699	22	3.295	—
Ethniki Ktimatikis Ekmetalefsis S.A.	4.054	519	145	—	—
NBGI Private Equity Funds	151.257	906	206	6	75.791
NBG International Holdings B.V.	100.280	1.122	—	4	—
NBG Leasing IFN S.A.	175.740	137	5.524	—	—
Finansbank A.S. (Group)	1.042.278	2.069	41.166	258	99.909
Vojvodjanska Banka A.D. Novi Sad	52.767	1.949	1.674	3.770	—
NBG Leasing d.o.o. Belgrade	52.262	69	1.487	2	2.500
CPT Investments Ltd	231.248	88.844	1.739	8.038	—
NBG Finance (Dollar) Plc	—	75.961	—	2.628	—
NBG Finance (Sterling) Plc	—	107.656	—	8.314	—
NBG Bank Malta Ltd	200.209	200.009	2.093	1.684	—
Ethniki Factors S.A.	29.518	1.130	927	255	190.500
NBG Pangaea Reic	—	63.552	—	63.644	1.318.711
Total	8.317.681	4.434.710	168.250	216.874	2.365.123

Associates (€ ‘000)	Assets	Liabilities	Income	Expenses	Off Balance sheet (net)
Planet S.A.	2.165	258	98	—	1.263
Social Securities Funds Management S.A.	—	4.284	—	103	—
Larco S.A.	298	2.352	286	6	12.104
Eviop Tempo S.A.	—	18	—	—	—
Teiresias S.A.	213	1.484	39	1.337	—
Pyrrichos Real Estate S.A.	3.821	—	30	—	—
Aktor Facility Management S.A.	1	875	7	680	—
Bantas A.S. (Cash transfers and Security Services)	478	2.445	110	60	—
UBB Chartis Insurance Company A.D.	994	2.599	615	2.494	—
UBB AIG Life Insurance Company	288	2.199	850	3.122	—
Europa Insurance Co. S.A.	84	926	926	690	—
Total	8.342	17.440	2.961	8.492	13.367

Total intercompany transactions	8.326.023	4.452.150	171.211	225.366	2.378.490

Transactions with other related parties

The total receivables of the Group and the Bank from the employee benefits related funds as at 31 December 2010, amounted to €298,1 million.

The total payables of the Group and the Bank to the employee benefits related funds as at 31 December 2010, amounted to €87,6 million and €8,5 million respectively.

The total income of the Group from the employee benefits related funds as at 31 December 2010, amounted to €0,2 million.

The Auditors

The Board of Directors’ Audit Committee reviews the appointment of the external auditors, as well as their relationship with the Group, including monitoring mandates for non-audit services and the amount of audit and non-audit fees paid to the auditors.

Corporate social responsibility

The Bank is fully aware of the importance of Corporate Social Responsibility (“CSR”) in securing sustainable growth. The Bank has always considered its social role and contribution a key priority, while its specific CSR actions have become increasingly structured and targeted.

Accordingly, in 2010, within the framework of its strategy, the Bank stood by its commitments and continued its broader social work, meeting its targets of promoting environmentally friendly economic growth, further enhancing the quality of its human resources and its customer service, and contributing to the community in which it operates.

Listed below are some of the Bank’s key CSR actions:

•                  Through the implementation of initiatives for the financing of enterprises, professionals and households, as well as measures for the support of the weaker population groups, the Bank contributed to the containment of the consequences from the global economic crisis. Specifically:

•             Within 2010 the Bank provided new financing of approximately €2,5 billion to small and medium-sized enterprises (SMEs), professionals and households. The Bank continues to support the Greek economy, focusing on the financing of investments in photovoltaic systems for energy production, the provision of “green” loans to households for investment in innovative technology to save energy, the promotion of financing for SMEs under the auspices of the European Investment Fund, and the enhancement of the “Go National” loyalty program for credit card holders.

•             Moreover, the Bank implemented measures to support public sector employees, pensioners and the unemployed, offering these groups the possibility to consolidate their debt in a single loan with longer duration and preferential interest rate. Finally, the Bank proceeded with the restructuring of household and SME debt that became delinquent due to temporary financial difficulties.

•                  To enhance value both for the Bank and its employees, with actions aiming at improving skills, expertise and customer care, a total of 557 training events were organized with 9.223 participations (8.713  participations in in-house training programs, 510 outsourced), representing a total of 130.838 training man-hours and a total investment of €3,8 million. Furthermore, 66 e-learning seminars were organized with total participations amounting to 1.592.

•                  Within the context of its Environmental Policy and its Environmental Management Program, the following measures were deployed by the Bank in 2010:

•             The internal e-correspondence system was further developed and deployed, generating substantial operational and economic benefits for the Bank. The System was expanded within the central services of the Bank, thereby bringing the total number of users to 13.500. Furthermore, new functions were added to the system (for communication of confidential documents).

•             An automatic shut-down procedure for work-stations during night hours was also implemented, generating estimated financial savings of €231.000 and power savings of 772.200 kWh per annum.

•             The Bank continued to purchase recycled acid-free paper, which accounted for 54,7% of the Bank’s total A4 and A3 paper supplies.

•             With the participation of employees, various recycling programs — now implemented throughout the network — were deployed for materials used by the Bank. For instance, 456 tons of paper, more than 7.171 kg of small and large batteries, over 92 tons of electrical and computer equipment, and 798 kg of low-energy light bulbs and other light appliances were recycled.

•             Awareness-raising among staff regarding environmental management issues was enhanced via the Bank’s intranet service and the in-house staff newsletter Leading Ahead. In addition, an e-learning program was designed for disseminating basic knowledge regarding the environment and the Environmental Management System applied by the Bank.

•             The Group has installed 27 Video Conference facilities at its units in Greece and at 8 affiliates and units abroad so as to reduce the need for staff business trips.

•                  In its ongoing effort to reduce the travel requirements of staff and customers alike, the Bank continues to expand and enhance its alternative delivery channels, which have now been united under a single i-bank service available to customers on a 24/7 basis, via five state-of-the-art networks: the ATM network, Internet Banking, the APS network, Phone Banking and Mobile Banking.

•                  Reforestation campaign on Mount Paneio (at Kalyvia, Attiki) in partnership with the NGO ARKTOUROS.

•                  The Bank implemented a corporate social action program worth €14,7 million, by means of which it supported a broad spectrum of activities and initiatives focusing on the community, the environment and culture. NBG’s CSR actions focus on the following key areas:

•             PEOPLE

COMMUNITY ISSUES

•                  Social solidarity programs.

•                  Contribution to the work of bodies and organizations recognized for their endeavours to engage in and tackle social problems.

•                  Other support for social groups and individuals.

SCIENCE — RESEARCH — EDUCATION

•                  Sponsorship for prizes and awards, scholarships and research programs.

•                  Support for scientific and academic work — mainly conferences — covering a broad range of disciplines.

•                  Sponsorship of publications, particularly academic and similar volumes.

SPORTS

•                  Sponsorship for the Hellenic Gymnastics Federation, as well as for individual athletes who are preparing to take part in international sporting events and the London Olympics next year.

•                  Support for the organization of international sporting events.

•             CULTURE

THE CULTURAL HERITAGE AND THE ARTS

•                  Support for activities and events related to music, and the visual and performing arts.

•                  Support for actions related to the cultural heritage, in particular conservation and restoration of historical monuments, and archaeological research.

•                  Sponsorship of publishing initiatives of a cultural and historical nature.

VARIOUS

•                  Support for publishing, conferences and other events of, primarily, an investment and financial nature.

•             THE ENVIRONMENT

•                  Contribution to the work of bodies active in areas related to the environment and sustainable development.

•                  Support for environmental education and awareness programs.

In line with its Environmental Policy, the Bank launched the following new products:

•                  “Energy-NBG Housing”: a new house repairs and improvements loan for enhancing the green profile of customers’ homes.

•                  “Photovoltaic Loan”: for financing the purchase and installation of Photovoltaic Systems.

•                  The DELOS “Green Energy-International Equity” Mutual Fund: a cutting-edge themed equity mutual fund which invests chiefly in the equity of companies active directly or indirectly in the broader sphere of renewable and alternative energy sources and whose activities contribute to addressing the problem of climate change.

Awards and Distinctions

In 2010, the Bank won a number of important awards and distinctions in recognition of its ongoing efforts to serve and satisfy the needs of its customers and shareholders, as well as its broader contribution to the community at large:

•                  Best Private Banking in Greece 2010: The Bank’s Private Banking arm was awarded the distinction “Best Private Banking in Greece 2010” by Euromoney.

•                  Best Investor Relations in Greece 2010: The Bank’s Investor Relations department was also voted “Best Investor Relations in Greece 2010” in the context of the annual European Investor Relations rankings published by the industry journal Institutional Investor.

•                  The Bank’s i-bank Contact Center gained international distinctions from the international organization Contact Center World. It succeeded in gaining 7 distinctions in total for the full range of processes that go to make up quality service via alternative banking channels, and in doing so won the single largest number of distinctions of all the competing organizations.

•                  The Bank received, for the second year in a row, an award from the University of the Aegean for the strong performance of its 2009 Corporate Social Responsibility Report. The Bank’s 2009 CSR Report gained 1st place among banks and 5th place among all the companies assessed by the University.

•                  At the “Hrima Business Awards 2010 — Georgios Ouzounis” award ceremony, the Bank was honoured with two awards, coming first in the “Best Company 2010” and “Best Bank 2010” categories.

•                  As part of the 5th annual Greek Shipping Awards 2010 run by Lloyd’s List, the Bank was named Best Greek Bank 2010 for its financing of the Greek shipping sector.

•                  In addition, the Bank was named “Best Shipping Financier” for its financing of investment activity in shipping in 2010, as part of the program of awards run by the The New Economy magazine for the top corporations active, directly or indirectly, in the shipping sector.

Dividend policy

Following the resolutions of the General Meeting of the Bank’s shareholders on 21 May 2010, the Bank has approved the distribution of the amount of €42,2 million (USD 56,25 million) after withholding taxes as dividend for the 25.000.000 non-cumulative non-voting redeemable preference shares according to the terms of those shares. The Ordinary General Meeting of the Bank’s shareholders will be asked to decide upon the distribution of a $2,25 dividend per share for the current year regarding these shares.

The Ordinary General Meeting of the Bank’s shareholders will be asked to decide upon the distribution of fixed return / dividend amount of up to €35 million to the Greek State regarding its 70.000.000 redeemable preference shares, following the Bank’s participation in the Hellenic Republic’s Bank Support Plan (articles 1 and 2 of Law 3723/2008).

The Bank will not distribute cash dividend to the ordinary shareholders, due to the restraints imposed, also in the current year, by its participation in the Hellenic Republic’s Bank Support Plan.

Corporate governance

Introduction

In accordance with article 43a, section 3(d) of the Law 2190/1920, as amended by Law 3873/2010 which incorporates the Directive 2006/46/EU into the Greek Law, the Bank includes into the annual Board of Directors’ Report a specific section referring to the Corporate Governance Statement. In accordance with the abovementioned article, the Bank’s Corporate Governance Statement includes the following sections:

1.               NBG’s Corporate Governance Code

2.               NBG’s Corporate Governance Practices over and above the legal requirements

3.               General Meeting of Shareholders and Shareholders’ rights

4.               Board of Directors and other management, administrative and supervisory Bodies

5.               Internal Control System and management of risks relating to the process of financial statements preparation

The required by section 3(d) information referring to the public offers for acquisitions is included into the separate section of the Board of Directors’ Report, namely the Supplementary Report to the Annual General Meeting of the Shareholders.

NBG’s Corporate Governance Code

The Bank’s corporate governance framework is aligned with the requirements of the Greek legislation, the decrees of the Hellenic Republic Capital Market Commission (HCMC) and the Bank’s Articles of Association and regulations. The Bank, being listed on the NY Stock Exchange (NYSE), is also subject to the US legal and regulatory framework (Sarbanes Oxley Act), the US Securities and Exchange Commission (“SEC”) decrees and the NYSE regulations.

In February 2006, the Bank’s Board of Directors (“the Board”) adopted a framework that describes the Bank’s corporate governance structure and policy. This framework was based on international best practices and fosters continuity, consistency and efficiency in the modus operandi of the Board and the governance of the Bank and its Group. The Corporate Governance Code, which was adopted by the Bank’s Board in March 2011, results from the provisions of the corporate governance framework and specifically defines:

•             The purpose, key duties and responsibilities of the Board

•             The structure and modus operandi of the Board and the Board Committees

•             The process for the performance evaluation of the Board

•             The required qualifications and independence criteria of the Directors

•             Directors’ orientation and continuing education

•             The Directors’ election process

•             The Directors’ rights and obligations

•             Potential conflict of interest situations

•             The approval and disclosure of Director’s compensation

•             Relations with the Bank’s Shareholders

The Bank, remaining abreast of the international developments in corporate governance issues, continuously updates its corporate governance framework and consistently applies the principles and rules dictated by the Corporate Governance Code, focusing on the long-term protection of the interests of its depositors and customers, shareholders and investors, employees and other stakeholders.

Within the context of its Corporate Governance Code, the Bank is in the progress of developing a high level Chart of Authorities and Responsibilities of the Management at a Group level, which is expected to be adopted by the Board in 2011. Furthermore, the exceptionally challenging economic environment of 2010, coupled with a very limited tenure of the majority of the Board, which was appointed at the beginning of the year 2010, has not yet allowed for the annual Board evaluation for 2010. It is planned that such evaluation will take place in the immediate future.

The Corporate Governance Code has been posted on the Bank’s website: www.nbg.gr (section: The Bank / Corporate Governance / Regulations and Principles).

NBG’s Corporate Governance Practices

Corporate Governance describes the principles and regulations that govern the relations among the Bank’s Shareholders, Management and stakeholders. The Bank aims at attaining corporate governance excellence, enhancing its risk management framework, complying with the national and international legal and regulatory framework and being aligned to the international best banking standards. Hence, the Bank has adopted, in addition to the Corporate Governance Code, a number of corporate governance policies and practices, which are aligned with its activities and ensure the transparency and effectiveness of its operations.

The Bank has implemented the following key corporate governance policies and practices over and above the legal requirements:

Directors’ Nomination Policy

The annual General Meeting of Shareholders is responsible for electing the Board members as per the Greek legislation. However, the Bank acknowledges the need to support the General Meeting in the completion of this duty, in order to ensure, for all Shareholders and stakeholders, that the process is transparent, creditable and merit-based.

As dictated by international best practices for the nomination of Directors in such a way as to ensure meritocracy and the increase of the long-term share value, the nomination responsibility has been assigned to the Board’s Corporate Governance and Nominations Committee. Specifically, this Committee has been entrusted with the evaluation of the Board’s needs as well as with the identification of those characteristics that warrant the best composition profile for the Board, as per the Directors’ Nomination Policy. Upon recommendation of the Committee, the Board approves the Committee’s recommended nominations and submits a relevant proposal to the Annual General Meeting of Shareholders. The Shareholders have the right to nominate, at will, additional candidates.

The Directors’ Nomination Policy was based on the Corporate Governance Code and the Corporate Governance and Nominations Committee Charter and was approved by the Board (meeting no. 1379/29.05.09).

Conflict of Interest Policy for Senior Executives

The Conflict of Interest Policy for Senior Executives aims at enhancing the Bank’s Internal Controls System, and preventing and managing potential conflicts of interest between the Bank and its Senior Executives, that may have an adverse impact on the reputation and interests of the Bank, its clients, Shareholders and employees.

The Policy is aligned to the Bank’s Articles of Association, the Code of Ethics and the Corporate Governance Code.

The Policy establishes the key principles for all the Group entities and is applicable to all Senior Executives (“Covered Persons”), i.e. the Chief Executive Officer, Deputy Chief Executive Officers, executive Board members, the General Managers, Assistant General Managers and Managers. Furthermore, the Policy covers persons related to the Covered Persons (“Related Persons”), i.e. their spouses and any relatives up to the second degree of kinship or any legal person of which a Covered or Related Person is the sole owner, Board member, full-time executive, or associate, or holds, directly or indirectly, more than 20% of the voting rights.

The Conflict of Interest Policy identifies potential areas of conflict of interest between the Covered / Related Persons and the Bank and Group entities. Therefore, the Bank prohibits the:

•             Covered Persons to be involved or facilitate in activities, which are materially competitive to the Bank’s or any other Group entity’s financial interests.

•             Covered or Related Persons to exploit for their own profit any business opportunity, that could have produced financial gain for the Bank or a Group entity, by using company assets or information acquired due to the Covered Person’s position.

•             Covered Persons to utilise their position within the Group in order to promote the business interests of a Related Person.

•             Covered Persons to profit from any preferential terms and conditions during their transactions with the Bank or the Group, unless explicitly provided so.

•             Covered Persons to participate in discussions or decision-making which take place within the Bank’s or the Group entities’ collective management bodies and concern transactions that may lead to a conflict of interest between them and the Bank or the Group.

With respect to the implementation and monitoring of the Conflict of Interest Policy, specific roles and responsibilities have been assigned to the Chief Executive Officer, the Board, the Audit Committee and the Group Compliance Division (“GCD”).

Code of Ethics

On November 26, 2006, the Bank’s Board approved a Group Code of Ethics (the“Code of Ethics”), which sets out the core principles and rules underlying its internal regulations and policy and the conduct of its employees.

The Code of Ethics has been formulated on the basis of the provisions of the national and international legislation and the fundamental values that the Bank upholds in its business activities and which, accordingly, concern employees throughout the Bank and its Group.

The Code of Ethics applies to the entire Management and employees of the Bank and the Group, including Independent Associates and Consultants.

The Code of Ethics has been approved by the Board and has been posted on the Bank’s website: www.nbg.gr (section: The Bank / Corporate Governance / Regulations and Principles).

Insurance Cover for members of the Board of Directors of the Group companies

According to the Corporate Governance Code, the Directors have the right to a full insurance coverage against legal or other risks related to their duties within the Bank. Accordingly, the Bank has entered into a multi-insurance contract in order to cover the civil liability of the Directors and Executives of all the Group entities, the civil liability for claims against the Bank arising from negligence, error or oversight by Executives and employees and damages arising from fraud, including electronic fraud.

Code of Ethics for Financial Professionals

The Bank’s Board, in compliance with the U.S. legal and regulatory framework and the decrees of SEC, has approved a separate Code of Ethics for Financial Professionals, which stipulates the fundamental ethical obligations which are binding for:

•             The executive members of the NBG Board, the Chief Financial Officer, the Deputy Chief Financial Officer and the Finance Manager;

•             The executive members of the Board and the Chief Financial Officer or Financial Manager of each Group entity;

•             All employees being responsible for preparing the financial statements and recording the financial results of any Group entity;

•             All employees who are responsible for investor relations.

The Code aims at preventing situations where conflict of interest may arise where the interests of the Covered Persons are not aligned with those of the Bank and the Group, as well as the unauthorised disclosure of confidential information regarding Group entities and their customers, obtained or created in connection with the Covered Persons’ duties. Furthermore, it stipulates that the information contained in public announcements and in official reports and documents are complete, accurate, timely and understandable, and that all such information is presented in accordance with applicable rules and regulations.

The Code of Ethics for Financial Professionals has been posted on the Bank’s website: www.nbg.gr (section: The Bank / Corporate Governance / Regulations and Principles).

Whistle blowing Policy

The Bank, in compliance with the U.S. Sarbanes-Oxley Act concerning the enhancement of its corporate governance framework, has implemented a Whistleblowing Policy for the submission of confidential reports by any party, whether anonymously or not. These reports mainly relate to behaviors employed by the Bank’s and the Group’s Executives and employees that raise concerns for irregular or illegal actions related to accounting and auditing matters, which are inconsistent with the international practices and regulations. Such acts might bear legal consequences for the Bank, and may have an adverse effect on its reputation and the interests of its customers, Shareholders and employees.

These reports are directly received by the Bank’s Audit Committee, which ensures they are kept confidential and classified and that the whistleblowers remain anonymous. With this policy, the Audit Committee’s operation is enhanced as the Committee holds the overall responsibility for the development and establishment of this Policy, the supervision of its implementation and the monitoring of the investigations and the progress of corrective actions.

The Bank’s website www.nbg.gr (section: The Bank / Corporate Governance / Contact us), provides the Audit Committee’s contact information for the submission of confidential reports. Additionally, employees may submit anonymous and confidential reports through the Bank’s intranet.

Corporate Social Responsibility Policy (CSR)

The Bank ensures that its social responsibility actions are aligned with the long-term interests of its Shareholders, while placing emphasis on the avoidance of conflict of interest situations. In this respect, the Bank has adopted a Corporate Social Responsibility Policy (CSR) that reflects the keystones of the CSR framework, determines the CSR Action framework for the Bank and the Group and provides guidelines to NBG and its subsidiaries for the delegation of authorities and responsibilities for the planning, implementation and control of these Actions.

The Bank’s Board and the Boards of those Group entities that are involved in corporate social responsibility actions approve of the CSR budget within the context of the Group budget approval. The Bank’s Chief Executive Officer approves any commitment within the approved CSR budget and informs the Board accordingly. For any commitment exceeding the budget, the Chief Executive Officer requests Board approval.

The Manager of the Secretariat Division is responsible for the implementation of the CSR policy. On an annual basis, for the briefing of the Board and the Shareholders, s/he submits to the Chief Executive Officer an annual report on the Bank’s CSR activity and a briefing report for the major Group entities’ such activity. The Chief Executive Officer may authorise the Manager of the Secretariat Division to allow grants and donations up to €30.000, for which the total amount must not exceed 10% of the approved annual CSR budget. The Group entities’ Boards assign their own authorisation limits as per the CSR policy.

For any grant to a legal person or entity with which a Director, Bank or Senior Executive of the Bank or the Group or key Shareholder is connected, the Board’s approval must be obtained, without the related party being present during the relevant decision making process. The Corporate Governance Code defines the concept of related parties.

The CSR has been posted on the Bank’s website: www.nbg.gr (section: The Bank / Corporate Governance / Regulations and Principles).

General Meeting of Shareholders and Shareholders’ rights

The Bank’s Articles of Association describe the modus operandi of the General Meeting of Shareholders (“GM”), its key responsibilities and authorities as well as the Shareholders’ rights.

General Meeting of Shareholders functioning and responsibilities

The GM is the Bank’s supreme corporate body entitled to decide on each single matter concerning the Bank. Its lawful resolutions are binding to all Shareholders, even to those absent or dissenting. All of the Bank’s Shareholders are entitled to participate in the GM. Shareholders may be represented at the GM by other, duly authorised persons. Each share entitles the holder to one vote. Each

Shareholder is entitled to a number of votes equal to the number of shares held.

The GM is the sole corporate body vested with authority to decide on:

a)              Amendments to the Bank’s Articles of Association. Such amendments shall be deemed to include share capital increases or decreases, except the share capital increase for which the Board decides as per the relevant legislation and the Articles of Association;

b)             Election of the members of the Board and the auditors;

c)              Approval of the Bank’s annual financial statements;

d)             Appropriation of the annual profits;

e)              Merger, split-off, transformation, revival, extension of duration or dissolution of the Bank;

f)                Appointment of liquidators; and

g)             Any other matter provided for by law.

The provisions of the previous paragraph do not apply to:

a)              capital increases by Board resolution pursuant to pars 1 and 14 of Article 13 of the Law 2190/1920 as well as capital increases imposed by provisions of other laws,

b)             amendments to the Articles of Association introduced by the Board under para. 5 of Article 11, pars 2 and 13 of Article 13 and para. 4 of Article 17b of the Law 2190/1920,

c)              the election of Directors in replacement of Directors resigned, deceased or having forfeited their office for whatever reason, in line with the provisions of the Articles of Association pursuant to para. 7 of Article 18 of the Law 2190/1920,

d)             the absorption of a company fully owned by another company as per Article 78 of the Law 2190/1920, and

e)              the option for distribution of profits or non-mandatory reserves within the current financial year by resolution of the Board, subject to prior GM authorisation.

The GM decides on all Board proposals included in the agenda. It is convened by the Board regularly at least once a year, always within six months of the end of each financial year. Ordinarily, it is held at the Bank’s registered office or in the region of another municipality within the prefecture where the Bank’s registered office is located. The GM may also be convened extraordinarily whenever deemed expedient, at the discretion of the Board. Moreover, at the auditors’ request, the Board is obliged to convene a GM within ten (10) days as of the date such request was submitted to the Chairman of the Board, determining the agenda thereof as per the auditors’ request.

The Annual General Meeting (“AGM”) reviews and approves the annual financial statements and the corresponding Board and auditor reports. The AGM elects at least one auditor and one substitute auditor, as specifically provided for under para. 1 of Article 33 of the Articles of Association. Following approval of the annual financial statements, the AGM, by special voting, by roll call, as per the Articles of Association, decides on the discharge from personal liability of the Board and the auditors.

With the exception of repeated GMs and GMs deemed similar thereto, the GM shall be called at least 20 days before the date set for it. The said 20-day period shall be inclusive of non-business days, but exclusive of the date the invitation is published and the date the GM is held.

The invitation to the GM, which includes at least the place, i.e. the premises along with the exact address, where it is to be held, the date and time thereof, the items on the agenda, clearly specified, and the Shareholders entitled to participate therein, along with precise instructions as to the method of participation and exercise of the rights thereof in person or by proxy, is displayed in a conspicuous place at the Bank’s Head Office and published as per the legal stipulations.

Any person appearing as a Shareholder (i.e. holder of ordinary registered shares of the Bank) in the registry of the Dematerialized Securities System managed by Hellenic Exchanges S.A. (“HELEX”), in which the shares of the Bank are being held, is entitled to participate in the GM.  Under article 1 of Law 3723/2008, the Bank’s preference shares entitle the representative of their holder (the Hellenic Republic) to attend the Meeting. Proof of Shareholder status should be made by presenting to the Bank relevant written certification from HELEX at the latest by the fifth (5) day prior to the GM. The said deadline shall also apply to Shareholders’ representatives’ or proxies’ legalization documents being deposited to the Bank. Shareholders that have not adhered to the above provisions may participate in and vote at the GM subject to permission thereof. Shareholders that are legal entities may participate in the GM by up to three (3) representatives each.

The annual financial statements and the Board and the auditors’ reports are available to Shareholders ten (10) days before the AGM, on request.

Twenty-four (24) hours before each GM, a list of the names of the Shareholders entitled to vote thereat, along with each Shareholder’s number of shares and votes, the names of their proxies, where applicable, and the said Shareholders’ and proxies’ addresses is displayed in a conspicuous place at the Bank’s Head Office. The Board includes in the said list all the Shareholders that have adhered to the above provisions. Should a Shareholder or proxy thereof object to the list, such objection may be raised only at the commencement of the GM and prior to the deliberation on the agenda.

The Chairman of the Board provisionally chairs the GM. Should s/he be unable to attend the GM, s/he will be replaced by his substitute as per para. 2 of Article 21 of the Articles of Association. Should such substitute be also unable to attend, the GM will be provisionally chaired by the Shareholder that owns the largest number of shares, or by the proxy thereof. Two of the Shareholders or proxies present, designated by the Chairman, act as provisional secretaries. Following the ratification of the list of Shareholders, the GM promptly elects the Chairman and two (2) secretaries, the latter also acting as vote counters.

The GM forms a quorum and validly deliberates on the items on the agenda when Shareholders owning at least 1/5 of the paid-up capital are present or represented thereat. Should there be no such quorum, the GM must reconvene within twenty (20) days as of the date of the meeting that was cancelled, by an at least ten (10) full days’ prior invitation to this effect; at such repeat meeting the GM forms a quorum and validly deliberates on the original agenda irrespective of the portion of the paid-up share capital represented. In the event that no quorum is formed, if the place and time of the repeat meetings prescribed by law are specified in the original invitation, no further invitation is required.

Exceptionally, with respect to resolutions concerning:

a)              a change in corporate nationality,

b)             a change in corporate activities,

c)              an increase in Shareholder liability,

d)             a share capital increase, not provided for by the Articles of Association, as per para. 1 and 2 of Article 13 of the Law 2190/1920, as amended, or unless imposed by law or implemented through capitalization of reserves,

e)              a decrease in share capital, unless carried out in accordance with para. 6 of Article 16 of the Law 2190/1920,

f)                a change in the profit appropriation method,

g)             a corporate merger, split-off, transformation, revival, extension of duration or dissolution,

h)             delegation or renewal of powers to the Board to decide for the share capital increase as per para. 1 of Article 13 of the Law 2190/1920, as amended, and

i)                 in any other case provided for by law,

the GM forms quorum and validly deliberates on the agenda when Shareholders representing 2/3 of the paid-up share capital are present or represented thereat. Should no quorum be formed at the first meeting, as described in the preceding paragraph, a first repeat meeting must convene within twenty (20) days as of the first meeting, with at least ten (10) full days’ prior invitation, and forms quorum and validly deliberates on the original agenda when at least 1/2 of the paid-up share capital is represented thereat. If, again, no quorum is formed, a second repeat meeting must convene within twenty (20) days, with at least ten (10) full days’ prior invitation, and forms quorum and validly deliberates on the original agenda when at least 1/5 of the paid-up share capital is represented thereat. In the event that no quorum is formed, if the place and time of the repeat meetings prescribed by law are specified in the original invitation, no further invitation is required.

Resolutions are adopted by absolute majority of the votes represented at the GM. Exceptionally, resolutions on items that require increased quorum are adopted by a majority of 2/3 of the votes represented at the GM.

Minority Rights

At the request of Shareholders representing 1/20 of the paid-up share capital, the Board is obliged to convene an extraordinary GM setting the date thereof not later than forty-five (45) days as of the date on which the request was submitted to the Chairman of the Board. The request indicates the items on the agenda.

At the request of Shareholders representing 1/20 of the paid up share capital, the Chairman of the GM can postpone, only once, decision-taking by the GM, whether it is annual or extraordinary, for a new GM to be held on the date indicated in the Shareholders’ request, but not later than thirty (30) days as of the said postponement.

The GM held following such postponement, being a continuation of the previous GM, is not subject to publication requirements as regards the invitation to Shareholders, and new Shareholders may also participate thereat subject to the provisions of Articles 12 and 13 para. 1 of the Articles of Association.

At the request of Shareholders representing 1/20 of the paid-up share capital, decision-taking on the GM agenda is by roll-call.

At the request of any Shareholder filed to the Bank at least five (5)  full days before the date of the GM, the Board provides the GM with any such specific information on the Bank’s business as may be requested, insofar as it serves for real assessment of items on the agenda. Moreover, at the request of Shareholders representing 1/20 of the paid up share capital, the Board informs the GM, provided it is an annual one, of the amounts paid by the Bank to each Director or the Managers of the Bank over the last two years, and of any benefits received by such persons from the Bank for whatever reason or under any agreement with the Bank. In all of these cases the Board is entitled to decline the provision of the information requested, for good reasons, which are recorded in the minutes. Depending on the circumstances, one such good reason may be the requesting Shareholders’ representation on the Board as per para. 3 or 6 of Article 18 of the Law 2190/1920.

At the request of Shareholders representing 1/5 of the paid-up share capital, filed with the Bank at least five (5) full days before the GM, the Board shall provide the GM with information on the current status of corporate affairs and assets. The Board may decline to supply the information requested for good reasons, which are recorded in the minutes.

Any dispute as to the validity of the reason for declining to provide the Shareholders with the information requested shall be settled by a judgment rendered by the competent court of the place of the Bank’s registered office. By virtue of the said judgment the Bank may be required to provide the information it had declined.

On the above circumstances, when exercising their right, Shareholders are required to produce proof of their Shareholder capacity and number of shares. Means of such proof also include proof of shares deposited as per para. 1 and 2 of Article 28 of the Law 2190/1920.

The Shareholders representing at least 1/20 of the paid-up share capital are entitled to file with the competent court a petition for an audit of the Bank in accordance with the procedure provided for by law. The said audit is ordered if the acts alleged by the petitioners are deemed likely to contravene provisions of the law, or of Articles of Association, or of GM resolutions. Under all circumstances, audit requests as above must be filed within three (3) years of approval of the annual financial statements for the year in which such acts allegedly occurred.

Shareholders representing 1/5 of the paid up share capital may file with the competent court a petition for an audit if the overall corporate performance suggests that the management of corporate affairs has not been based on sound or prudent practices.  Shareholders requesting an audit as above must provide the court with proof of ownership of the shares entitling them to the audit request. Means of such proof also include proof of shares deposited as per para. 1 and 2 of Article 28 of the Law 2190/1920.

Other Shareholder Rights

Additional information on the Shareholder rights and their exercise is included in the Supplementary Report for the annual GM, as required by article 4 of Law 3556/2007, which is part of the Bank’s Annual Board of Directors’ Report.

Board of Directors and other management, administrative and supervisory  Bodies

Board of Directors of the Bank

The Bank is managed by the Board, which is responsible for ensuring strategic direction, management supervision and adequate control of the Bank, with the ultimate goal of increasing the long-term value of the Bank and protecting the corporate interest at large, in compliance with the provisions of the law.

Board of Directors’ Operation

The members of the Board are elected by the Bank’s GM of Shareholders for a three-year term that can be extended until the AGM of Shareholders of the year during which the three-year term ends. All members can be re-elected.

The Bank’s GM of Shareholders determines each time the exact number of the members of the Board and elects its independent non-executive members. The Board consists of a minimum of 9 to a maximum of 16 members. The sixteenth member is filled by the Greek Government, as per article 1 para. 3 of Law 3723/2008. The Articles of Association and the Corporate Governance Code specifically define the minimum number of independent and non-executive directors.

The GM of Shareholders may, at any time, discharge the members of the Board. In the event that as a result of resignation, death or forfeiture for whatever reason a Director ceases to be on the Board, and his replacement by substitute Directors elected by the GM is not feasible, the remaining Directors may either provisionally elect another Director to fill the vacancy for the remaining term of office of the Director replaced, or continue to manage and represent the Bank without replacing the missing Director(s), provided that the number of the remaining Directors shall be at least nine (9). In the event that a new Director is provisionally elected, the election announced by the Board at the next GM, which may replace the Directors elected even if no relevant item is included in the agenda. Under all circumstances, the remaining Directors, irrespective of number, may call a GM solely for electing a new Board.

The Board elects by absolute majority, from its members, the Chairman and the Chief Executive Officer, who manages the Bank. Moreover, the Board may elect Vice-Chairman/-s and Deputy Chief Executive Officer/-s. The Chairman and the Chief Executive Officer may be the same person, and the same applies for the Vice Chairman and the Deputy Chief Executive Officers.

The Board is constituted into a body at its first meeting following each election of Directors by the GM, as well as under any circumstances when the Chairman’s or the Chief Executive Officer’s post is vacated for whatever reason. Until the Board elects a new Chairman or Chief Executive Officer, the relevant duties are exercised by the substitute thereof.

The Board is convened by the Chairman, by means of an invitation to the Directors at least two business days prior to the meeting. The invitation must clearly specify the items on the agenda, otherwise resolutions may not be adopted at the meeting unless all Directors are present or being represented and no Director objects to resolutions being adopted.  Moreover, at the request of two Directors, to be filed with the Chairman or his substitute, the Chairman or his substitute must call a Board meeting to convene within 7 days as of the date the request was filed.

The Board forms a quorum and validly deliberates when one half plus one of the Directors is present or being represented, but under no circumstances may the number of Directors present in person be less than 5. The Articles of Association describes in detail the requirements for Directors’ representations for valid resolutions adoption.

Responsibilities of the Board of Directors

The Board represents the Bank in court and out of court and may delegate its powers and functions, in all or in part, including the right of representation, to the Chief Executive Officer, one or more of its executive members, the Bank’s General Managers, Managers, employees and third parties in general, by virtue of a Board resolution, which determines the matters in respect of which, the said powers and functions are delegated. Excluded are any such matters which may require collective action by the Board.

The Bank is bound in its transactions by the signature of either one or two authorized signatories. The Board may validly grant sole signature authorization only to the Chief Executive Officer, the Deputy Chief Executive Officers and the General Managers of the Bank.

Indicatively, the Board is responsible for:

•             Reviewing and approving the strategic direction of the Bank and the Group, including the long-term business plan, the annual budget and the key strategic decisions as well as providing guidance to the Bank’s and the Group’s Management;

•             Reviewing the Group’s corporate structure, monitoring its embedded risks and ensuring the cohesiveness and effectiveness of the Group’s corporate governance system;

•             Acquiring shareholdings in other banks in Greece or abroad, or divestment thereof;

•             Establishing Branches, Agencies, Representation Offices in Greece and abroad;

•             Establishing associations and foundations under Article 108 and participating in companies falling under Article 784 of the Greek Civil Code;

•             Approving the Bank’s internal labor regulations;

•             Nominating General Managers and Managers following the Chief Executive Officer’s recommendation;

•             Drafting and approving the Bank’s annual and consolidated financial statements;

•             Issuing Bond Loans, with the exception of those for which the Bank’s GM of Shareholders is exclusively responsible in accordance with the Greek law;

•             Developing and maintaining a Code of Ethics for the employees of the Bank and the Group;

•             Approving the Bank’s and the Group’s Corporate Social Responsibility Policy.

The Bank’s Board is supported by competent Committees, which have been established and operate for this purpose.

Directors Nomination

The nomination procedure and the qualification criteria for Directors are subject to specific rules that have been established by the Bank’s Articles of Association, the Corporate Governance Code and the Directors’ Nomination Policy. Each nominee fulfills such criteria that ensure the appropriate governance and guidance of the Bank’s strategy in relation to economic, business and policy issues.

In discharging their nomination responsibilities and proposals to the GM of Shareholders, the Board pursues to propose candidates to be appointed as Directors to the Board or replace members of the Board that have submitted their resignation whose nomination ensures that the Board as a collective body presents the following profile:

•             Has in depth knowledge of the financial industry, counting amongst its members individuals that are or have been active in leadership positions in financial institutions.

•             Possesses significant business and professional experience and is socially distinguished, including, among its members, individuals that are serving or have served as Chairmen, Chief Executive Officers or senior managers of large organizations and have built a reputation that demonstrates the ability to form judgments over important and sensitive matters upon which the Board is called to decide.

•             Has a full understanding of the Bank’s client base structure and dynamics, and of the main geographic markets in which the Bank is currently active.

•             Has considerable international experience and is able to contribute to NBG’s aspirations in the geographical region in which the Bank is active.

•             Has the financial expertise required to provide effective oversight of a diversified financial services Group that operates on an international scale.

•             Ensures, as far as it is possible, an adequate representation of the two genders.

Evaluation of the Chief Executive Officer, the Board of Directors and the Board Committees

The performance of the Bank’s Chief Executive Officer and the executive members of the Board is evaluated, on an annual basis, by the non-executive members of the Board in accordance with specific procedures that are described in detail in the Corporate Governance Code. Furthermore, on an annual basis, the Board conducts an annual effectiveness evaluation of its operations and its Committees’ operations, on the basis of a methodology developed and approved by the Corporate Governance and Nominations Committee. Every three years, the evaluation is carried out more profoundly by an outside consultant whose selection and oversight are the responsibility of the Corporate Governance and Nominations Committee.

Directors Remuneration

The Board develops a proposal on the remuneration of its members for the services they provide, which is submitted to the GM of Shareholders. This proposal is developed according to the Bank’s Remuneration Policy as well as industry best practices, in a way that adequately reflects the time and effort they are expected to contribute to the work of the Board, while at the same time promoting efficiency of the Board. Regarding, specifically, the executive members of the Board, the Bank has adopted a Policy for the determination of their remuneration within the broader context of determining senior executives’ remuneration so as to promote meritocracy and create a performance based mentality. The Bank’s Remuneration Policy was adopted by the Board on the 30th of September 2010, following the recommendation of the Human Resources and Remuneration Committee. The Policy is in accordance with the Management Act no. 7/09.06.2010 of the Department for the Supervision of Credit and Financial Institutions of the Bank of Greece, the recommendations of European statutory bodies and the international best practices.

Continuous education and training of Directors

The Bank provides to the Board members education and development programs on current corporate governance, risk management, compliance, financial and accounting issues. For new Directors, the Bank provides an orientation program which includes, among others things, presentations by the Bank’s Senior Executives.

Board of Directors Structure

The current Board, whose term expires in 2013, was elected by the EGM of Shareholders on 14th of January 2010, with the exception of Mr. Alexandros N. Makridis who was appointed on 26th of February 2009 as the representative of the Greek Government as per Law 3723/2008 and Mr. Avraam I. Triantafyllidis who was appointed on 18th of March 2010 in replacement of Mr. Alexandros G. Stavrou. The EGM of Shareholders held on 26th of November 2010 elected three executive members, Messrs. Alexandros G. Tourkolias, Anthimos C. Thomopoulos and Leonidas T. Theoklitos, who during the following Board meeting were elected Deputy Chief Executive Officers. On 23rd of November 2010, Ms. Maria A. Frangista was elected Board member in replacement of Ms. Maria S. Sklavenitou. Her appointment was announced in the EGM of Shareholders held on 26th of November 2010. On 25th of January 2011, Vassilios Konstantakopoulos, an independent, non-executive member of the Board, passed away.

Specifically, the Bank’s Board is comprised of the following members:

Board of Directors of the Bank

Name	Position in Board	Election Date	End of Term	Profession
Vassilios T. Rapanos	Chairman (Non-executive Member)	14 January 2010	2013	Chairman of the Board
Apostolos S.Tamvakakis	Chief Executive Officer (Executive Member)	14 January 2010	2013	Chief Executive Officer
Executive members
Alexandros G. Tourkolias	Member	26 November 2010	2013	Deputy Chief Executive Officer
Anthimos C. Thomopoulos	Member	26 November 2010	2013	Deputy Chief Executive Officer
Leonidas T. Theoklitos	Member	26 November 2010	2013	Deputy Chief Executive Officer
Non-executive members
Ioannis C. Giannidis	Member	14 January 2010	2013	Professor, University of Athens Law School, and Legal Counselor
Ioannis P. Panagopoulos	Member	14 January 2010	2013	Employee Representative, Chairman of the Greek General Confederation of Labor
Avraam J. Triantafyllidis	Member	18 March 2010	2013	Employee Representative
Independent non-executive members
H.E. the Metropolitan of Ioannina Theoklitos	Member	14 January 2010	2013	Bishop of the Greek Orthodox Church, Ioannina prefecture
Stefanos C. Vavalidis	Member	14 January 2010	2013	Member of the Board of Directors, European Bank for Reconstruction & Development,
Georgios P. Zanias	Member	14 January 2010	2013	Economist, Chairman of the Board of SOE
Alexandra T. Papalexopoulou-Benopoulou	Member	14 January 2010	2013	Member of the Board of Directors, TITAN Cement S.A.
Petros K. Sabatacakis	Member	14 January 2010	2013	Economist
Maria (Marily) A. Frangista	Member	23 November 2010	2013	Chief Executive Officer of Franco Compania Naviera S.A.
Greek Government Representative
Alexandros N. Makridis	Member	26 February 2009	2013	Chairman of the Board & Chief Executive Officer of Chrysafidis S.A.
Board and Board Committees’ Secretary
Martha Pylioti

During 2010, the Bank’s Board convened 28 times in total.

Greek Government influence

Pursuant to the Bank’s participation in the support plan for the liquidity of the Greek economy as per Law 3723/2008, the Greek Government has the right to participate in the Board through the appointment of a representative, who has veto powers on corporate decisions relating to executives and senior management compensation and dividend policy. The Greek Government representative may also influence the Group’s strategic decisions.

Directors’ short CVs have been posted on the Bank’s website www.nbg.gr (section: The Bank / Corporate Governance / Board of Directors).

Board Committees

Five Committees have been established and operate at a Board level. Their Charters have been posted on the Bank’s website www.nbg.gr (section: The Bank / Corporate Governance / Committees).

Risk Management Committee

The Risk Management Committee was established by a Board decision (meeting no. 1308/20.7.06) in accordance with the requirements of Bank of Greece Governor’s Act No. 2577/9.3.2006. The Committee has the following responsibilities:

1.          To develop the risk assumption and capital management strategy in line with business objectives, both at Bank and the Group level, and taking into consideration the adequacy of available resources in terms of infrastructure and employees.

2.          To control the function of the Group Risk Management Division in terms of independence, adequacy and effectiveness.

3.          To ensure the development and ongoing effectiveness of the internal risk management system and its integration into the business decision-taking process as regards any type of risk, including operational risk, across all business lines/units of the Bank and the Group.

4.          To determine the principles governing the risk management function in terms of identifying, estimating, measuring, monitoring, controlling and addressing the relevant risks in line with the current business strategy and adequacy of available resources.

5.          To be regularly apprised of and monitor the overall risk profile of the Bank and the Group and provide the Group Risk Management Division with guidance as regards the implementation of the risk appetite strategy and risk management policies, including compliance with the current regulatory framework for capital adequacy.

6.          To ensure that the Bank’s Board is adequately apprised of all matters relating to the risk assumption strategy, risk bearing capacity and risk profile in the exercise of its supervisory and strategic functions.

The Committee consists of Board members appointed by the Board pursuant to the Corporate Governance and Nominations Committee’s recommendation to the Board Chairman. The Committee has a minimum membership of three members of whom at least one must be an executive member and at least one a non-executive member. The members must have adequate knowledge and experience in banking and financial matters as well as risk management. They are appointed for a term of one year, which may be renewed indefinitely.

The Committee meets at least four (4) times a year (on a quarterly basis) and extraordinarily whenever the Chairman deems fit. The Committee keeps minutes of its proceedings and submits reports on each meeting thereof to the Board. The Chairman determines the agenda and the frequency and length of meetings and ensures that the Committee’s functions are performed effectively. At the first meeting of each calendar year, the Committee decides on a schedule and a rolling agenda of meetings for the rest of the year.

The Committee is comprised of the following members:

Risk Management Committee

Chairman	Apostolos Tamvakakis
Member	Vassilios Rapanos
Member	Stefanos Vavalidis
Member	Petros Sabatacakis

During 2010, the Risk Management Committee convened 7 times. Its members receive compensation for their participation.

Human Resources and Remuneration Committee

The Human Resources and Remuneration Committee (HRRC) was established by a Board decision (meeting no. 1259/5.5.2005) and is of a consultatory nature. Its purpose is to assist the Board in performing its duties with respect to attracting, retaining, developing and motivating executives and employees of the highest professional and moral caliber; providing incentives aiming at the development of a culture of fairly evaluating effort and rewarding performance; and developing and maintaining a coherent system of values and incentives for the development of human resources throughout the Bank.

The Committee consists of at least three members of the Board, the majority of whom (including the Chairman) are independent Directors, as per the independency definition included in the Corporate Governance Code. The members and the Chairman of the Committee are appointed thereon by the Board upon recommendation of the Corporate Governance and Nominations Committee. The Committee members are selected on the basis of their competence and experience and appointed for a one-year term of office, which can be renewed indefinitely.

The Committee meets at least three times a year, keeps minutes of its proceedings and reports regularly to the Board. The Chairman determines the agenda and the frequency and length of meetings and in general, ensures the Committee’s effectiveness in discharging its responsibilities. At its first meeting of the calendar year, the Committee decides on an annual calendar and rolling agenda.

The Committee is comprised of the following members:

Human Resources and Remuneration Committee

Chairman	(*)
Member	Vassilios Rapanos
Member	H.E. the Metropolitan of Ioannina Theoklitos
Member	Alexandra Papalexopoulou - Benopoulou

(*):Vassilios Konstantakopoulos, Chairman of the Committee, passed away on 25th of January 2011.

During 2010, the Human Resources and Remuneration Committee convened 7 times. Its members receive compensation for their participation.

Corporate Governance and Nominations Committee

The Corporate Governance and Nominations Committee was established by a Board decision (meeting no. 1259/5.5.2005) and is of a supervisory nature. Its purpose is to assist the Board in ensuring that its composition, structure, policies and processes meet all relevant legal and regulatory requirements, strive to achieve best practice standards of corporate governance across the Group and facilitate the work of the Board and Management with a view to increasing the long-term value of the Bank.

The Committee consists of at least three Directors. The members and the Chairman of the Committee are appointed thereon by the Board. All members of the Committee are non-executive and in their majority (including the Chairman) independent Directors, as per the independency definition included in the Corporate Governance Code. The Committee members are appointed for a one-year term of office, which can be renewed indefinitely. The Committee meets at least four times a year, keeps minutes of its proceedings and reports to the Board on a regular basis. At its first meeting of each calendar year, the Committee decides on an annual calendar and rolling agenda.

The Committee is comprised of the following members:

Corporate Governance and Nominations Committee

Chairman	Vassilios Rapanos
Member	Ioannis Giannidis
Member	George Zanias
Member	Maria (Marily) Frangista

During 2010, the Corporate Governance and Nominations Committee convened 6 times. Its members receive compensation for their participation.

Strategy Committee

The Strategy Committee was established by a Board decision (meeting no. 1387/29.9.09). Its purposes is to assist the Board’s executive members in developing the Group’s strategic options; assist the Board in taking decisions on all issues related to the Group strategy; and review regularly the implementation of the Group’s strategy by the Group’s Management.

At least half of the Strategy Committee’s members are independent non-executive members of the Board. The Strategy Committee is chaired by the Chairman of the Board. Its members are appointed by the Board upon recommendation of its Chairman, who consults with the Corporate Governance and Nomination Committee to this effect. The Committee members are appointed for a two-year term of office, which can be renewed indefinitely. The Committee meets at least three times per year and as often as necessary to discuss issues before they are assessed by the Board, keeps minutes of its proceedings, and reports regularly to the Board. The Chairman determines the agenda and the frequency and length of meetings and ensures the Committee’s effectiveness in discharging its responsibilities. At its first meeting of the calendar year, the Committee decides on an annual calendar and rolling agenda and informs the Board accordingly.

The Committee is comprised of the following members:

Strategy Committee

Chairman	Vassilios Rapanos
Member	Apostolos Tamvakakis
Member	Stefanos Vavalidis
Member	Petros Sabatacakis
Member	Alexandra Papalexopoulou - Benopoulou

During 2010, the Strategy Committee convened 3 times. Its members receive compensation for their participation.

Audit Committee

The Audit Committee was established in 1999 and operates in accordance with the provisions of Bank of Greece Governor’s Act No. 2577/2006, Law 3693/2008  (article 37) and the Sarbanes-Oxley Act. Its responsibilities include:

1.          Reviewing the integrity of the financial statements of the Bank and the Group as well as other important disclosures;

2.          Making recommendations to the Board regarding the appointment of the external auditor, as well as his remuneration and terms of cooperation following his appointment by the AGM of Shareholders;

3.          Monitoring and reviewing the efficiency of the external auditor;

4.          Monitoring and reviewing the external auditor’s independence and objectivity regarding the provision of non-auditing services, as well as the appropriateness of his remuneration;

5.          Reviewing the effectiveness of the Bank’s and the Group’s systems of internal controls and compliance and notifying the Board accordingly; and

6.          Reviewing and controlling the independence, adequacy and effectiveness of the Group Internal Audit-Inspection Division (“GIAID”).

The members of the Committee are elected by the GM upon recommendation of the Corporate Governance and Nominations Committee to the Board Chairman. The Chairman of the Committee is appointed by the Board. The Committee is composed of five non-executive and independent Directors, at least one of whom is a financial expert with adequate knowledge and experience in auditing issues. The Committee’s members are appointed for a one-year term of office, which can be renewed indefinitely.

The Committee meets on a regular basis, at least six times a year, and on an extraordinary basis if required; it keeps minutes of its proceedings and reports to the Board every three months or less if deemed necessary. The external auditor or the Chief Audit Officer may request a meeting with the Committee. The Committee Chairman specifies the agenda and the frequency and length of meetings, and ensures the Committee’s effectiveness in discharging its duties. At the beginning of each calendar year, the Committee prepares its annual audit program and submits it to the Board.

The Committee is comprised of the following members:

Audit Committee

Chairman	Petros Sabatacakis (financial expert)
Member	Stefanos Vavalidis (financial expert)
Member	Alexandra Papalexopoulou — Benopoulou
Member	George Zanias
Member	(*)

(*):Vassilios Konstantakopoulos, member of the Committee, passed away on 25th of January 2011. On 23rd March 2011, the Board elected Mrs Maria Frangista as member of the Audit Committee.

The current Audit Committee members were elected, as per the requirements of Law 3693/2008, by the EGM of Shareholders on 14th of January 2010, following the consent of the Corporate Governance and Nominations Committee and the Board. Committee’s term of office was set to one year extended until the AGM of Shareholders for the year 2011.

During 2010, the Audit Committee convened 9 times. The members of the Committee receive compensation for their participation.

The table below describes the individual attendance of each member of the Board to the Board and the Board Committees’ meetings during 2010, as well as the related compensation.

Attendance of members of the Board (times) in 2010 and relevant compensation

Name	Board	Audit Committee	Risk Management Committee	HR and Remuneration Committee	Corporate Governance and Nomination Committee	Strategy Committee	Compensation
Chairman (Non-executive member)
Vassilios T. Rapanos	28		7	7	6	3	54.000
Executive members
Apostolos S.Tamvakakis	28		7			3	36.000
Alexandros G. Tourkolias	3						3.000
Anthimos C. Thomopoulos	3						3.000
Leonidas T. Theoklitos	3						3.000
Non-executive members
Ioannis C. Giannidis	28				6		27.000
Ioannis P. Panagopoulos	27						18.000
Avraam J. Triantafyllidis	18						14.250
Independent non-executive members
H.E. the Metropolitan of Ioannina Theoklitos	27			7			27.000
Stefanos C. Vavalidis	27	4	7			3	45.000
Georgios P. Zanias	23	6			6		36.000
Vassilios K. Konstantakopoulos (*)	26	8		7			36.000
Alexandra T. Papalexopoulou-Benopoulou	26	9		7		3	45.000
Petros K. Sabatacakis	22	9	7			3	45.000
Maria (Marily) A. Frangista	4						4.500
Greek Government Representative
Alexandros N. Makridis	28						18.000

(*):Vassilios Konstantakopoulos, an independent, non-executive member of the Board, passed away on 25th of January 2011.

The Chairman, the Executive members and the Non-executive members of the Board, due to their relationship with the Bank, received compensation, as depicted in the table below.

Name	Gross Compensation
Vassilios T. Rapanos	398.543
Apostolos S.Tamvakakis	398.543
Alexandros G. Tourkolias	365.625
Anthimos C. Thomopoulos	365.625
Leonidas T. Theoklitos (*)	115.938
Ioannis C. Giannidis	53.135
Ioannis P. Panagopoulos	95.089
Avraam J. Triantafyllidis	117.777

(*)  Mr. Leonidas Theoklitos was appointed in the Bank on 29 July 2010.

Management, administrative and supervisory Bodies of the Bank

The key supervisory, management and administrative Bodies of the Bank include the Executive Committee, the Asset and Liability Committee (ALCO), the Executive Credit Committee, the Disclosure and Transparency Committee and the IT Steering Committee. These committees are comprised of executive members of the Board, General Managers and Assistant General Managers.

The following table depicts the Bank’s General Managers and Deputy General Managers:

General Counsel	Miltiadis Stathopoulos
Chief Financial Officer	Charalampos Mazarakis
General Manager of Human Resources	Andreas Vranas
General Manager of International Activities	Agis Leopoulos
General Manager of Strategy and Governance	Paul Mylonas
General Manager of Risk Management	Michael Oratis
General Manager of Business Processes, IT & Purchasing	George Paschas
General Manager of Corporate Banking	Dimitrios Dimopoulos
General Manager of Group Real Estate	Aristotelis Karytinos
General Manager of Operations	Nelly Tzakou
General Manager of Treasury & Global Markets	Leonidas Fragkiadakis
General Manager Group Retail Collections	Maria — Ioanna Politopoulou
Chief Audit Officer	Petros Fourtounis
Chief Credit Officer	Dimitrios Frangetis
Deputy Chief Financial Officer	Ioannis Kyriakopoulos
Deputy General Manager of Retail Banking	Andreas Athanassopoulos
Deputy General Manager of Information Technology	Dimitrios Vrailas
Deputy General Manager of Retail Banking	Ioanna Katzilieri -Zour
Deputy General Manager of Investment Banking	Panagiotis Goutakis
Deputy General Manager of Purchasing	Spyridon Mavrogalos
Deputy General Manager of Corporate Banking	Theofanis Panagiotopoulos
Deputy General Manager of Security	Telemachos Palaiologos
Deputy General Manager Branch Network	Spyridon Asimopoulos
Deputy General Manager of Business Processes	Ioannis Balampanis

Further, Dr. Omer A. Aras, President and CEO of Finansbank, is included in the Group’s Senior Management team.

The General Managers’ and Assistant General Managers’ short CVs have been posted on the Bank’s website www.nbg.gr (section: The Bank / Corporate Governance / Senior Management).

Senior Executive Committee

The Senior Executive Committee was established by the Board in 2004 and operates as per a special Charter, which came in force by the Management Act 145/02.03.2007. The Senior Executive Committee is the Bank’s supreme Board with approving authority that supports the Chief Executive Officer of the Bank in his duties. The Senior Executive Committee has strategic powers and is responsible for monitoring the execution of the Bank’s business plan. Furthermore, it has approval powers that cannot be delegated to other members of the Bank’s management or to other collective bodies of the Bank.

The Committee is comprised of the following members:

Senior Executive Committee

Chairman	Apostolos Tamvakakis
Member	Anthimos Thomopoulos
Member	Alexandros Tourkolias
Member	Leonidas Theoklitos
Member	Omer Aras
Secretary	Paul Mylonas

Asset and Liability Committee (ALCO)

ALCO was established in 1993. The Committee’s key purpose is to establish the Bank’s strategy and policy as to matters relating to the structuring and management of assets and liabilities taking into account the current market conditions and the risk limits set by the Bank.  The Committee is comprised of the following members:

Asset and Liability Committee (ALCO)

Chairman	Apostolos Tamvakakis
Member	Alexandros Tourkolias
Member	Anthimos Thomopoulos
Member	Leonidas Theoklitos
Member	Paul Mylonas
Member	Agis Leopoulos
Member	Michael Oratis
Member	Leonidas Fragkiadakis
Member	Charalampos Mazarakis

Executive Credit Committee

The Executive Credit Committee was established in 2008 and its purpose is to:

1.          Establish the limits for risk exposures and credit approval limits for the lower level administrative Committees of the Bank, as well as for the employees of central services and units of the Bank’s network.

2.          Approve loans of amounts exceeding pre-existing limits set for lower level credit approval authorities. The Committee also decides on the settlement or the undertaking of measures regarding loans of those limits that are not progressing well or are non-performing.

3.          Implement new lower level credit approval Committees and review or abolish existing credit approval limits.

4.          Amend the Credit Policy rules on credit approval levels, through a President’s Act, or in his/her absence, through a Vice-President’s Act.

The Committee is comprised of the following members:

Executive Credit Committee

Chairman	Apostolos Tamvakakis
Member	Dimitrios Frangetis
Member	Alexandros Tourkolias

Disclosure and Transparency Committee

The Disclosure and Transparency Committee was established in 2003 in order to be aligned with the US legal requirements for the financial markets. Its purpose is to monitor the accuracy and completeness of the information included in public announcements and in any publications issued by the Bank, including information submitted to the SEC. Specifically, the Committee has the following responsibilities:

1.          Monitoring the accuracy and completeness of the data included in the information submitted to the SEC.

2.          Monitoring the procedures and controls pertaining to the timely collection and evaluation by the Bank and the Group entities of the information for disclosure, as per the relevant legislation.

3.          Evaluating the effectiveness of the said disclosure procedures and controls and ensuring their continuous development and improvement, as per the requirements of the relevant legislation.

4.          Ensuring that the said procedures and controls are implemented effectively and uniformly by all Group entities.

5.          Monitoring and timely informing the Bank’s External Auditors and the Bank’s Audit Committee on any material deficiencies of the said procedures and any fraud cases involving Management or any Executive responsible for their supervision or implementation.

6.          Conducting periodic evaluations of the said procedures and controls and submitting relevant reports to the Bank’s Management.

7.          Opining to the Management and these Executives, who are responsible for complying with the certification requirements of the U.S. legislation, on the extent that these requirements are fulfilled so that they can proceed with the issuing of the certifications.

The Committee is comprised of the following members:

Disclosure and Transparency Committee

Chairman	Anthimos Thomopoulos
Member	Miltiadis Stathopoulos
Member	Dimitrios Dimopoulos
Member	Agis Leopoulos
Member	Leonidas Fragkiadakis
Member	George Paschas
Member	Michael Oratis
Member	Paul Mylonas
Member	Charalampos Mazarakis
Member	Andreas Athanassopoulos
Member	Petros Fourtounis

The Committee is convened at the invitation of its Chairman, at least twice per annum and ad hoc as deemed necessary.

IT Steering Committee

The IT Steering Committee was established in compliance with the requirements of the Bank of Greece Governor’s Act No. 2577/2006, aiming at providing support to Management with regards to IT Governance. Its key objective is the implementation of the Bank’s and the Group’s IT strategy and IT Security Policy. Specifically, the Committee is responsible for:

1.          Evaluating the short and medium-term plans of the IT Divisions in accordance with the business strategy that has been formulated by the Management.

2.          Assessing the analysis and management of the risks related to IT systems.

3.          Evaluating and approving the purchase of costly hardware and software.

4.          Supervising large scale IT projects and their budget.

5.          Setting priorities with respect to IT projects.

6.          Assessing the implemented IT policies, standards and procedures.

7.          Approving and supervising cooperation with third parties (e.g. outsourcing of IT services)

8.          Preparing and submitting to the Board an annual report on its actions.

9.          Receiving information on the IT audit results.

The following members participate in the Committee:

IT Steering Committee

Chairman	Leonidas Theoklitos
Member	George Paschas
Member	Michael Oratis
Member	Leonidas Fragkiadakis
Member	Andreas Athanassopoulos
Member	Theofanis Panagiotopoulos
Member	Dimitrios Vrailas
Member	Ioannis Balampanis

The Committee is convened at the invitation of its Chairman, at least twice per annum and ad hoc as required.

Internal Control System and management of risks relating to the process of financial statements preparation

Main features of the Internal Control System

With the aim to ensure the good reputation and credibility of the Bank and its Group towards shareholders, customers, investors and the supervisory and other independent authorities, the Bank provides for the continuous enhancement of the Internal Control System (“I.C.S.”). The I.C.S. refers to the set of controls and processes that cover all activities on an ongoing basis and is further designed to ensure that the Bank and its Group effectively operate.

The I.C.S. aims to achieve the following main objectives:

•             consistent implementation of the Group business strategy through the efficient use of all available resources;

•             identification and management of the undertaken risks, including the operational risk;

•             completeness and reliability of data and information that are necessary for the accurate and timely determination of the Group’s financial position and the production of reliable financial statements submitted to Greek and other authorities abroad;

•             compliance with the local and international institutional framework (e.g. Law 3016/2002, Bank of Greece Governor’s Act No 2577/2006, Sarbanes Oxley Act) that governs the operation of the Bank and its Group, including internal regulations and rules of ethics;

•             adoption of Corporate Governance best practices; and

•             prevention and avoidance of any errors and irregularities that may put at risk the reputation and the interests of the Bank, its shareholders and customers.

The Board of Directors, with the assistance of its Audit Committee, is responsible for the adoption of appropriate policies aiming to ensure an adequate and effective I.C.S.. The management is responsible for establishing and maintaining adequate controls and procedures, depending on the nature of activities and the undertaken risks, for assessing any I.C.S.’s deficiencies and undertaking the necessary corrective actions. In March 2010, in compliance with the requirements of Bank of Greece Governor’s Act No. 2577/2006, the appointed independent auditor completed the assessment of the adequacy of the I.C.S. of the Bank and its Group for the three-year period ending on the 31st of December 2009.

Management of risks relating to the process of financial statements preparation

The Bank’s Audit Committee monitors and annually evaluates the adequacy and effectiveness of the I.C.S. of the Group. For this purpose, the Audit Committee receives reports from GIAID, the GCD and the external auditors.

The Audit Committee monitors the process for the preparation of annual and interim financial statements in accordance with the International Financial Reporting Standards (“IFRS”) and the accounting principles generally accepted in the United States of America (“US GAAP”) and reports to the Bank’s Board of Directors. Furthermore, the Audit Committee is informed about the results of the annual assessment of the internal control over financial reporting, as this is performed by the management of the Bank, in compliance with Sarbanes Oxley Act, and monitors the progress of the corrective actions that need to be taken.

The GIAID is administratively independent from other Bank and Group units. The Chief Audit Officer is assigned or discharged exclusively by the Bank’s Board of Directors, on the recommendation of the Audit Committee and the Bank’s CEO. The dismissal or replacement of the Chief Audit Officer is communicated to the Bank of Greece. The Chief Audit Officer reports on the GIAID’s activities directly to the Audit Committee on a monthly basis and to the Bank’s Board of Directors, through the Audit Committee on a quarterly basis. The Division performs systematic assessment of the I.C.S. of the Bank and its Group, in order to evaluate the adequacy and effectiveness of the risk management and governance framework as this is designed and established by the management.

The GCD is functionally independent from other Bank and Group units and is responsible for regular monitoring and control of issues and reports regarding the Bank’s and Group’s legal and regulatory compliance. The GCD ensures the timely prevention of risks relating to potential breach of legal rules, supervises the implementation of Policies such as those regarding Anti-money Laundering / counter financing of terrorism and the Group’s compliance with the Law 3606/2007 on markets in financial instruments (MiFID). The GCD report to the Bank’s Audit Committee and the Board of Directors.

The external auditor, throughout the fiscal year, reports to the Audit Committee any issues or deficiencies raised during the audit. The Audit Committee monitors the implementation of the respective corrective actions and reports to the Board of Directors accordingly. Also, the Audit Committee makes proposals on the appointment and monitors the performance of the external auditors, pre-approves services rendered to the Group and monitors the balance of audit and non-audit fees in order to ensure auditor’s independency.

The Bank’s Disclosure and Transparency Committee is informed of any significant deficiencies or material weaknesses which may be identified during the annual assessment of the disclosure controls and procedures and the internal controls over financial reporting performed by the management, within the context of Sarbanes Oxley Act compliance. The identified material weaknesses, if any, shall be disclosed to SEC subject to the approval of the Disclosure and Transparency Committee. The Bank’s Audit Committee is informed of the decisions of the Disclosure and Transparency Committee.

a)                          Disclosure controls and procedures

The Chief Executive Officer and the Deputy Chief Executive Officer, with the participation of the management of group entities, perform an evaluation of the effectiveness of the disclosure controls and procedures of the Group and present the conclusions in the Annual Report 20-F which is submitted to the SEC. Disclosure controls and procedures are defined as those controls and procedures designed to ensure that financial and non-financial information required to be disclosed in reports submitted under the US Securities Exchange Act of 1934 is recorded, processed, summarized and reported in a timely manner. For the assessment of the disclosure controls and procedures, the self-assessment method is applied by the management of the involved Group units.

b)                          Internal control over financial reporting

The Bank’s management has established and maintained adequate internal control over financial reporting which provides reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which the Bank has adopted. The management performs annual assessment of the effectiveness of the Group’s internal control over financial reporting, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (COSO). The results of the assessment are included in the annual report. The assessment is conducted by the Group Finance Division (SOX Unit) and includes all critical controls and processes identified on a Group level. The external auditor considers the conclusions of the assessment during the audit.

For fiscal year 2010, the annual management report and the certifications on the assessment of the disclosure controls and procedures and the internal control over financial reporting, will be included in the Annual Report 20-F which will be submitted to the SEC by June, 30, 2011. The Annual Report will be posted on Bank’s internet site www.nbg.gr (section: The Bank / Investor Relations / Annual Reports).

Apostolos S. Tamvakakis

Chief Executive Officer

Supplementary Report

To the Annual General Meeting of Shareholders

Of National Bank of Greece

Pursuant to article 4 of Law 3556/2007

Pursuant to article 4 of Law 3556/2007, listed companies must submit a supplementary report to the General Meeting of Shareholders providing detailed information on specific issues. This Board of Directors’ supplementary report to the General Meeting of Shareholders contains the required additional information.

A) Share capital structure

The Bank’s share capital amounts to €5.137.952.410 divided into (a) 956.090.482 ordinary registered shares with voting rights, of a par value of €5,0 (b) into 25.000.000 Non-cumulative Non-voting Redeemable Preference Shares as stated at point (xlvii) of par. 2 of article 4 of the Bank’s Articles of Association, of a par value of €0,3 and (c) 70.000.000 redeemable preferred shares of a par value of €5,0 as described in article 4, paragraph 2, subparagraph (xlix) of the Bank’s Articles of Association.

The Bank ordinary shares are listed for trading on the Athens Exchange (“ATHEX”) and on the New York Stock Exchange in the form of ADRs.

The rights of the shareholders of the Bank, arising from each share, are proportional to the percentage of the share capital to which the paid-in share value corresponds. Each share carries the rights stipulated by law and the Articles of Associations, and in particular:

(a) Related to ordinary shares (consisting 93,04% of the Bank’s capital)

•             The right to participate in and vote at the General Meeting of Shareholders;

•             The right to a dividend from the Bank’s profit for the year ended, or from liquidation, which amounts to 35% of the net profit following allocation of statutory reserves and profits from sale of shares which have been held for at least ten years and represent a shareholding larger than 20,0% of the paid up share capital of a subsidiary company of the Bank pursuant to Companies’ Act 2190/1920, art. 45, par. 2 currently in force.  In addition to the above, the net profit remaining from measurement of financial instruments at their fair value after deducting any losses resulting from such measurement is not taken into account for the calculation of the statutory dividend which is required by legislation currently in force. This is annually distributed to shareholders as a statutory dividend, whereas the distribution of a supplementary dividend is subject to General Meeting resolution. Shareholders entitled to a dividend are those whose names appear in the Register of the Bank’s Shareholders on the date the dividend beneficiaries are determined, and a dividend on each share owned by them is paid within 2 months of the date of the General Meeting of Shareholders that approved the Bank’s annual financial statements. The dividend payment method and place are announced in the press. After the lapse of five (5) years from the end of the year in which the General Meeting approved the dividend, the right to collect the dividend expires and the corresponding amount is forfeited in favor of the Greek state;

•             The preemptive right to each share capital increase in cash and issue of new shares;

•             The right to receive a copy of the Bank’s financial statements and of the certified public accountants’ report and the Board of Directors’ report;

•             The General Meeting of Shareholders maintains all of its rights during liquidation proceedings (pursuant to Article 38 of the Bank’s Articles of Association);

•             Pursuant to Law 3723/2008, article 28 of Law 3756/2009 and article 39 of Law 3844/2010, for the period the Bank is participating in the Hellenic Republic’s Bank Support Plan, only stock dividend for periods 2008 and 2009 is allowed for common shares. These shares cannot be repurchased ones. Dividend to preferred shares issued abroad, are excluded from this regulation.

(b) Related to preferred shares (consisting 0,15% of the Bank’s capital)

•             The privileges of the Preference Shares are (i) the right to collect, before the ordinary shares and, if existing, other class of preference shares of the Bank ranking or expressed to rank junior to the Preference Shares, a euro denominated annual dividend (which may be expressed as being equal to a USD amount) that may be payable by the Bank in USD, (the Preferred Dividend); (ii) the right to collect the Preferred Dividend also from the payment of dividend amounts described under article 45 par. 2 of the Companies Act and until full exhaustion of such amounts; and (iii) the right to collect before the ordinary shares and other Junior Obligations of the Bank an amount denominated in Euro equal to the sum of the nominal value and any premium paid, which may be determined by reference to a fixed US dollar amount, which may be payable in US dollars by the Bank, from the liquidation proceeds of the Bank, including above par reserves formed after the issuance of the Preference Shares (Liquidation Preference).

•             The Preference Shares do not entitle their holders to cumulative dividends and are not convertible into common shares. The Preference Shares are issued without voting rights, subject to those cases where voting rights exist by operation of mandatory provisions of law.

•             The approval of the payment of Preferred Dividends on the Preference Shares, will be declared on an annual basis at the absolute discretion of the Annual General Meeting of the Bank out of Distributable Funds under 44a of the Companies Act. Subject to the provisions relating to paragraphs 8 to 9 of point (xlvii) of paragraph 2 of article 4 of the Bank’s Articles of Association, the Bank will not be permitted to pay any Preferred Dividend on the Preference Shares if such Preferred Dividend together with any dividends previously paid and/or approved for payment in respect of Preferred Dividend Parity Obligations in the then current financial year would exceed the Distributable Funds under 44a or if the Bank of Greece has requested in writing the non-payment of dividend (including the amounts of dividend distributed under article 45 par. 2 of the Companies Act) to the common and preferred shareholders of the Bank.

•             The Preference Shares will be redeemable by the Bank in accordance with the provisions of article 17b of the Companies Act. The Bank is entitled to redemption at the First Call Date, as well as on any date thereafter following an invitation to all the Preferred Shareholders. The redemption is effected by payment to each Preferred Shareholder of an amount equal to the Redemption Amount. Such redemption will be subject to the prior consent of the Bank of Greece.

The non-cumulative non-voting Redeemable Preference Shares were offered in the form of American Depositary Shares in the United States. The American Depositary Shares are evidenced by American Depositary Receipts and are listed in the New York Stock Exchange.

(c) Related to preferred shares pursuant to Law 3723/2008 (consisting 6,81% of the Bank’s capital). The new preference shares issued by the Bank and taken up by the Greek state entail the following privileges:

•             The right to receive payment of a fixed return, calculated on a 10,0% basis over the selling price of each preference share to the Greek State

I.                      in priority over the common shares,

II.                  in priority over the dividend amounts distributed pursuant to Article 1 par. 3 of Law  3723/2008 and

III.              irrespective of distribution of dividend to the rest of the Bank’s shareholders and provided that, following payment of the said fixed return, the Bank’s capital adequacy ratios, calculated by the equity method, meet the respective minimum supervisory requirements set by the Bank of Greece from time to time.

•             The fixed return on the said preference shares is to be calculated accrued on an annual basis pro rata to the time period during which the Greek State remains a Preferred Shareholder (“PS”) and paid within one month as of the AGM approval of the annual financial statements for the respective year, subject to availability of distributable funds, in the sense of Article 44a of the Companies’ Act, specifically profits from the last and/or previous financial years and/or reserves, and subject to prior authorization of the distribution of such available funds by a Common Shareholders’ GM resolution. In the event of deficiency of distributable funds, the Preferred Shareholder is entitled to receive payment of fixed return on the preference shares in priority over the Common Shareholders, up to exhaustion of such distributable funds.

•             The right to vote at the Preferred Shareholders’ GM under the circumstances provided for by the Companies’ Act.

•             The right to participate in the Bank’s Board by a representative thereof appointed to the Board as an additional member thereof (the “PS representative”).

•             The PS representative’s right to exercise a veto over any decision to be taken by the Board regarding dividend distribution and benefits policy for the Bank’s Chairman, Chief Executive Officer and remaining Board Members, as well as General Managers and substitutes thereof, by resolution of the Minister of Economy and Finance or on the PS representative’s own initiative in the event that it is deemed that such a Board decision may affect depositors’ interests or materially affect the Bank’s credit standing and smooth business flow.

•             The PS representative’s right to be present at the Common Shareholders’ GM and to exercise, during deliberation and decision-taking, a veto over the same issues as above.

•             The PS representative’s right of free access to the Bank’s books and records for the purposes of law 3723/2008.

•             The right to collect from the Bank’s liquidation proceeds in priority over all other shareholders.

B) Restrictions on transfers of shares

Transfers of the Bank’s shares are carried out as prescribed by law and are not subject to any restrictions pursuant to the Bank’s Articles of Association.

C) Significant direct and indirect holdings as per Law 3556/2007

There are no significant direct or indirect holdings as per Law 3556/2007, i.e. of a direct or indirect participation percentage higher than 5,0% of the aggregate number of the Bank’s ordinary shares.

D) Shares with special control rights

There are no shares with special control rights with the following exception.

Following the Bank’s participation in the Hellenic Republic’s Bank Support Plan in 2009, the issuance of shares pursuant to Law 3723/2008 and the appointment of an additional member to the Bank’s Board of Directors by the Greek state, the latter through its representative has the right to veto any decision related to dividend distribution and to the compensation of the Bank’s Chairman, the Chief  Executive Officer and the other Board of Directors members as well as the General Managers and the Deputy General Managers.

E) Restrictions to voting rights

There are no restrictions on voting rights issuing from the ordinary shares pursuant to the Bank’s Articles of Association.  Pursuant to the Bank’s Articles of Association, the holders of preference shares have no voting rights, except for the cases where this is strictly provided by the Law and in particular under the provisions of Law 3723/2008 as stated in previous paragraph A.

F) NBG Shareholders’ agreements

To the Bank’s knowledge there are no shareholders’ agreements pursuant to which restrictions apply to transfers of, or to the exercise of voting rights issuing from, the Bank’s shares.

G) Rules regarding the appointment and replacement of Board members and amendments to Articles of Association

The provisions of the Bank’s Articles of Association regarding the appointment and replacement of members of the Board of Directors and amendments to the Articles of Association are the same as the corresponding provisions of the Companies’ Act 2190/1920.

Following the Bank’s participation in the Hellenic Republic’s Bank Support Plan, the Greek State appoints an additional member to the Bank’s Board of Directors, as its representative, for the whole period the Bank participates into this plan.

H) Board of Directors’ authority for the issue of new shares or the purchase of own shares

Issue of new shares

Pursuant to the provisions of Companies’ Act 2190/1920 Article 13 par. 1, by General Meeting resolution, subject to the publication requirements provided for under Companies’ Act 2190/1920 Article 7b, the Board of Directors can increase the Bank’s share capital through the issue of new shares by resolution adopted on a two-third-majority basis. In that case, pursuant to Article 5 of the Bank’s Articles of Association the Bank’s share capital may increase up to the amount of capital paid up as at the date the Board of Directors’ is authorized to do so by the General Meeting. The said authorization may be renewed, each time for a period of up to 5 years.

The Annual General Meeting of the Bank’s Shareholders held on 15 May 2008, authorized the Board of Directors to increase the Bank’s share capital through the issue of common shares with a pre-emptive right in favour of existing shareholders within a period of three years as of the date of the said Annual General Meeting and up to the amount that corresponds to 50% of the Bank’s paid up share capital.

On 18 February 2010, the 2nd Repeat General Meeting of the Bank’s shareholders approved the assignment to the Board of Directors of the right to issue bonds convertible to shares, as per the provisions of articles 3a and 13 of the Companies Act and article 5 of the Bank’s Articles of Association, for a period of five years, up to an amount corresponding to 50% of the paid-up share capital of the Bank as at the time of the assignment of the said right, that is €1.696 million. The Meeting authorized the Board to decide the particular terms and details of such issuance, as well as the procedure by which the bonds will be converted to shares.

Following the Board of Directors’ resolution on 18 June 2009, the Bank, in July 2009, increased its ordinary share capital by offering 110.367.615 new ordinary shares of nominal value of €5,0 each and subscription price of €11,3 each through a rights issue. The shares were initially offered to existing ordinary shareholders at a ratio of 2 new shares for every 9 shares held. The total capital raised amounted to €1.247.154 thousand, €551.838 thousand of which was credited to “Share capital” account and the remaining amount less expenses incurred was credited to “Share premium” account. The new shares were listed in the ATHEX on 30 July 2009.

Furthermore, the Board of Directors on 10 September 2010, approved the increase of the Bank’s ordinary share capital through a rights issue by offering:

a) 121.408.315 new ordinary shares of nominal value of €5,0 each and subscription price of €5,2 each. The shares were offered to existing ordinary shareholders at a ratio of 1 new share for every 5 shares held. The total capital raised amounted to €631,323 thousand of which €607.041 thousand was credited to share capital and the remaining €24.282 thousand to share premium account.  The new shares were listed in the ATHEX on 19 October 2010.

b) 227.640.590 convertible bonds to 227.640.590 new ordinary shares of nominal value of €5,0 each and subscription price of €5,2 each. The bonds were offered to existing ordinary shareholders at a ratio of 3 convertible bonds for every 8 shares held. The convertible bonds carried no interest and were convertible to ordinary shares after 7 days from their issuance. The total capital raised amounted to €1.183.731 thousand of which €1.138.203 thousand was credited to “Share capital” and the remaining €45.528 thousand to “Share premium” account.  The new shares were listed in the ATHEX on 25 October 2010.

Stock options

In accordance with Companies’ Act 2190/1920 Article 13 par. 13, pursuant to a General Meeting resolution a Stock Options Program may be launched for the management and the staff in the form of options to acquire shares of the Bank as per the terms of the resolution. The General Meeting resolution determines the maximum number of shares to be issued if the beneficiaries’ stock options are exercised, which by law cannot exceed 1/10 of the Bank’s existing shares, as well as the purchase price and the terms of allocation of the shares to the beneficiaries.

Other details not provided for otherwise under the General Meeting resolution are determined by resolution of the Board of Directors, which provides for the issue of the stock option certificates, in December of each year issues the shares to the beneficiaries who have exercised their options, increasing the Bank’s share capital accordingly and certifying the said increase.

Pursuant to Law 3723/2008 and article 28 of Law 3756/2009, the Bank cannot buy its own shares, for the whole period it participates in the Hellenic Republic’s Bank Support Plan.

At the General Meeting held on 22 June 2005, a stock option program was approved for the executive directors, executive management and personnel of the Group (‘‘Program A’’). The maximum number of new ordinary shares that could be issued under Program A was set at 2,5 million and adjusted to 3,5 million as a consequence of the four to ten share capital increase in 2006. Program A expired in 2010.

At the repeat General Meeting held on 1 June 2006, a new Group-wide stock option program was approved for the Bank’s executive directors, executive management and personnel of the Group (‘‘Program B’’). The maximum number of new ordinary shares that could be issued under Program B was set at 2,5 million and adjusted to 3,5 million as a consequence of the four to ten share capital increase in 2006. Program B expires in 2011.

At the repeat General Meeting held on 28 June 2007, the shareholders of the Bank approved a new Group-wide stock option program for the Bank’s executive directors, executive management and personnel of the Group (‘‘Program C’’). The stock options must be granted up until 2010. No stock options were granted under this program.

In all three stock option programs, adjustments to the number of options not yet granted or exercised, the ordinary shares underlying those options, and the strike price for exercising those are made to maintain the economic value of those options in cases where the Bank’s share capital has changed.

The total number of share options granted, exercised and cancelled per Program, are analyzed as follows:

	Group
	Program A 1st grant	Program A 2nd grant	Program B

Total share options granted per Program	2.992.620	496.500	3.014.100
Adjustments due to share capital increases	120.315	35.632	162.720
Number of share options exercised	(1.426.883)	(53.475)	(798.590)
Number of share options cancelled	(1.686.052)	(478.657)	(379.734)
Outstanding balance	—	—	1.998.496

After 10 December 2010 the outstanding options of Program A 1st and 2nd grant were cancelled.

All outstanding options of Program B may be exercised between 1 June 2011 and 10 June 2011.  After 10 June 2011, the unexercised options are cancelled.

The options are forfeited if the employee is fired with cause and may be forfeited or maintained pursuant to a discretionary decision of the Bank’s Board of Directors if the employee resigns from the Group before the options are exercised.

Details of the share options outstanding during the period to 31 December 2010 are as follows:

	31.12.2010
	Number of shares	Average price

Outstanding at beginning of period	4.150.463	20,79
Cancelled during the period	(2.151.967)	21,11
Exercised during the period	—	—
Outstanding at period end	1.998.496	20,45
Vested but not exercised at period end	1.998.496	20,45

The remaining contractual life is 0,5 year for stock options under Program B.  There were no options granted in 2010. The total expense recognised during the period under Program A and B amounted to €10.459 thousand.

Purchase of own shares

In accordance to Companies’ Act 2190/1920 Article 16 par. 5-9, pursuant to a General Meeting resolution, companies listed on the ATHEX may purchase up to 10,0% of their own shares (“treasury shares”) via ATHEX.  However and as long the Bank participates in the Hellenic Republic’s Bank Support Plan and pursuant to the restrictions imposed by the related Law 3723/2008 and Law 3756/2009, the Bank is not allowed to repurchase any own shares.

On 26 November 2010, the Extraordinary General Meeting of the Bank’s Shareholders approved the repurchase by the Bank of the preference shares of Law 3723/2008 of a nominal value of €350 million through payment in cash, subject to obtaining Bank of Greece and other statutory approvals.  The approval by the Bank of Greece for the repurchase of the preference shares is still pending.

During 2010, National Securities S.A. (the Bank’s subsidiary which conducts treasury shares transactions for its brokerage business) acquired 15.620.293 and disposed off 15.213.954 of the Bank’s shares at the amount of €157,4 million and €163,1 million respectively. On 31 December 2010, the Bank did not hold any own shares, while National Securities S.A., held 743.689 own shares corresponding to 0,08% of the Bank’s ordinary share capital with a cost of €4,9 million.

I) Significant agreements that come into effect, are modified or terminated in the event of a change in control following a public offering

There are no agreements that shall come into effect, be modified or terminated in the event of a change in control of the Bank following a public offering.

J) Agreements with Board members or officers of the Bank

In the case of the executive members of the Board of Directors and the highly ranked officers, the Bank reserves the right for groundless termination of their employment contracts by paying specific levels of compensation. The compensation may reflect the entitled salaries for the remaining period of the contract.

Apostolos S. Tamvakakis

Chief Executive Officer

Independent Auditors’ Report

T R A N S L A T I O N

Independent Auditor’s Report

To the Shareholders of “NATIONAL BANK OF GREECE S.A.”

Report on the Financial Statements

We have audited the accompanying stand alone financial statements of “NATIONAL BANK OF GREECE S.A.” (the “Bank”) and the consolidated financial statements of the Bank and its subsidiaries (the “Group”), which comprise the stand alone and consolidated statement of financial position as at December 31, 2010, and the stand alone and consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, as well as a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Stand alone and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these stand alone and consolidated financial statements in accordance with International Financial Reporting Standards as these have been adopted by the European Union, as well as for the internal controls that Management considers necessary for the preparation of stand alone and consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these stand alone and consolidated financial statements based on our audit. We conducted our audit in accordance with the International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the stand alone and consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the stand alone and consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatement of the stand alone and consolidated financial statements, whether due to fraud or error. In making this risk assessment, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the stand alone and consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the stand alone and consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying stand alone and consolidated financial statements present fairly, in all material respects, the financial position of the Bank and  the Group as of December 31, 2010, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as these were adopted by the European Union.

Report on Other Legal and Regulatory Requirements

a)                            The Directors’ Report contains a statement on corporate governance which provides the information which is required according to the provisions of paragraph 3d of article 43a and paragraph 3f of article 107 of Codified Law 2190/1920.

b)                           We have agreed and confirmed the content and consistency of the Directors’ Report to the accompanying stand alone and consolidated financial statements according to the provisions of the article 43a, 108 and 37 of the Codified Law 2190/1920.

Athens, 28 March 2011

The Certified Public Accountant

Emmanuel A. Pelidis

Reg. No. SOEL: 12021

Deloitte.

Hadjipavlou Sofianos & Cambanis S.A.

Assurance & Advisory Services

3a Fragoklissias & Granikou Str.

15125 Maroussi

Reg. No. SOEL: E 120

Statement of Financial Position

as at 31 December 2010

		Group		Bank
€ 000’s	Note	31.12.2010	31.12.2009	31.12.2010	31.12.2009
ASSETS
Cash and balances with central banks	17	7.530.483	4.252.854	5.069.505	2.073.721
Due from banks	18	3.321.454	3.707.911	7.091.089	5.881.701
Financial assets at fair value through profit or loss	19	1.723.112	4.066.059	1.082.292	3.003.966
Derivative financial instruments	20	1.731.192	1.875.851	1.542.961	1.670.914
Loans and advances to customers	21	77.261.870	74.752.545	58.242.991	58.129.698
Investment securities	22	20.367.387	16.315.150	12.044.649	9.892.407
Investment property	23	213.180	164.895	—	—
Investments in subsidiaries	46	—	—	8.415.877	8.064.609
Investments in associates	24	39.246	42.680	7.298	27.631
Goodwill, software and other intangible assets	25	2.560.197	2.486.943	140.807	124.854
Property and equipment	26	2.070.446	2.099.152	388.104	381.642
Deferred tax assets	27	470.701	174.218	366.168	82.094
Insurance related assets and receivables	28	822.066	805.960	—	—
Current income tax advance		136.667	189.481	136.667	189.481
Other assets	29	2.474.719	2.460.484	1.755.936	1.697.746
Non current assets held for sale	30	21.885	—	20.513	—
Total assets		120.744.605	113.394.183	96.304.857	91.220.464

LIABILITIES
Due to banks	31	29.898.696	21.643.338	28.869.460	18.390.685
Derivative financial instruments	20	1.790.556	1.329.164	1.404.051	1.204.621
Due to customers	32	68.039.037	71.194.471	52.471.008	58.081.167
Debt securities in issue	33	2.370.303	1.859.699	2.103.771	1.485.109
Other borrowed funds	34	2.061.773	1.224.973	1.078.098	1.209.377
Insurance related reserves and liabilities	35	2.834.752	2.581.323	—	—
Deferred tax liabilities	27	119.016	137.336	—	—
Retirement benefit obligations	12	152.012	245.301	79.887	134.284
Current income tax liabilities		76.091	74.924	21.925	60.497
Other liabilities	36	2.497.016	3.276.136	1.496.537	2.430.563
Total liabilities		109.839.252	103.566.665	87.524.737	82.996.303

SHAREHOLDERS’ EQUITY
Share capital	38	5.137.952	3.392.708	5.137.952	3.392.708
Share premium account	38	3.327.740	3.335.881	3.326.321	3.335.881
Less: treasury shares	38	(4.901)	(10.626)	—	—
Reserves and retained earnings	40	1.194.109	1.735.487	315.847	1.495.572
Equity attributable to NBG shareholders		9.654.900	8.453.450	8.780.120	8.224.161

Non-controlling interests	41	834.693	857.376	—	—
Preferred securities	42	415.760	516.692	—	—
Total equity		10.905.353	9.827.518	8.780.120	8.224.161

Total equity and liabilities		120.744.605	113.394.183	96.304.857	91.220.464

Athens, 23 March 2011

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	CHARALAMPOS G. MAZARAKIS

The notes on pages 47 to 134 form an integral part of these financial statements

Income Statement

for the period ended 31 December 2010

		Group		Bank
		12 month period ended		12 month period ended
€ 000’s	Note	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Interest and similar income		6.402.037	6.577.855	3.508.362	3.677.056
Interest expense and similar charges		(2.254.080)	(2.611.540)	(1.079.585)	(1.445.996)
Net interest income	6	4.147.957	3.966.315	2.428.777	2.231.060

Fee and commission income		710.084	715.707	274.348	306.465
Fee and commission expense		(100.159)	(55.319)	(73.381)	(27.027)
Net fee and commission income	7	609.925	660.388	200.967	279.438

Earned premia net of reinsurance		967.007	936.091	—	—
Net claims incurred		(891.159)	(840.539)	—	—
Earned premia net of claims and commissions	8	75.848	95.552	—	—

Net trading income / (loss) and results from investment securities	9	(138.308)	428.415	(387.382)	197.413
Net other income/(expense)	10	(55.946)	(73.575)	(130.113)	(71.629)
Total income		4.639.476	5.077.095	2.112.249	2.636.282

Personnel expenses	11 & 12	(1.530.459)	(1.577.474)	(931.800)	(995.114)
General, administrative and other operating expenses	13	(781.832)	(725.032)	(368.627)	(338.872)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(199.818)	(189.369)	(87.277)	(99.569)
Amortisation and write-offs of intangible assets recognised on business combinations		(27.442)	(24.071)	—	—
Finance charge on put options of non-controlling interests		(13.566)	(5.556)	(13.566)	(5.556)
Credit provisions and other impairment charges	14	(1.450.327)	(1.303.645)	(1.044.586)	(793.544)
Share of profit of associates	24	1.598	117	—	—
Profit / (loss) before tax		637.630	1.252.065	(333.607)	403.627

Social responsibility tax and non off-settable taxes	15	(79.101)	(47.736)	(74.900)	(45.669)
Tax expense	15	(118.105)	(240.984)	47.655	(132.973)
Profit / (loss) for the period		440.424	963.345	(360.852)	224.985

Attributable to:
Non-controlling interests	41	34.902	40.777	—	—
NBG equity shareholders		405.522	922.568	(360.852)	224.985

Earnings / (losses) per share - Basic and diluted	16	€0,46	€1,72	€(0,57)	€0,28

Athens, 23 March 2011

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	CHARALAMPOS G. MAZARAKIS

The notes on pages 47 to 134 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 31 December 2010

		Group		Bank
		12 month period ended		12 month period ended
€ 000’s	Note	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Profit / (loss) for the period		440.424	963.345	(360.852)	224.985

Other comprehensive income / (expense):
Available for sale securities, net of tax		(829.467)	(193.759)	(761.734)	(47.767)
Currency translation differences, net of tax		97.434	(28.111)	236	93
Net investment hedge, net of tax		(164.542)	(111.208)	—	—
Cash flow hedge, net of tax		(10.233)	—	—	—
Other comprehensive income / (expense) for the period	39	(906.808)	(333.078)	(761.498)	(47.674)

Total comprehensive income/(expense) for the period		(466.384)	630.267	(1.122.350)	177.311

Attributable to:
Non-controlling interests		41.380	16.255	—	—
NBG equity shareholders		(507.764)	614.012	(1.122.350)	177.311

Athens, 23 March 2011

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	CHARALAMPOS G. MAZARAKIS

The notes on pages 47 to 134 form an integral part of these financial statements

Statement of Changes in Equity- Group

for the period ended 31 December 2010

	Attributable to equity holders of the parent company
	Share capital		Share premium			Available for	Currency	Net		Other reserves &		Non-controlling Interest &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	sale securities reserve	translation reserve	investment hedge	Cash flow hedge	Retained earnings	Total	Preferred securities	Total
At 1 January 2009	2.483.271	7.500	2.299.275	382.775	(145.277)	(839.109)	(662.690)	(171.846)	—	2.617.708	5.971.607	2.295.447	8.267.054
Other comprehensive income / (expense) for the period	—	—	—	—	—	(162.823)	(36.228)	(111.208)	—	1.703	(308.556)	(24.522)	(333.078)
Profit / (loss) for the period	—	—	—	—	—	—	—	—	—	922.568	922.568	40.777	963.345
Total comprehensive Income for the period	—	—	—	—	—	(162.823)	(36.228)	(111.208)	—	924.271	614.012	16.255	630.267
Share capital increase	551.838	350.000	695.316	—	—	—	—	—	—	—	1.597.154	—	1.597.154
Share capital issue costs	—	—	(41.798)	—	—	—	—	—	—	(3.420)	(45.218)	—	(45.218)
Stock options exercised	99	—	313	—	—	—	—	—	—	—	412	—	412
Issue & repurchase of preferred securities	—	—	—	—	—	—	—	—	—	305.481	305.481	(943.114)	(637.633)
Dividends on preferred securities	—	—	—	—	—	—	—	—	—	(44.846)	(44.846)	—	(44.846)
Dividends on preference shares	—	—	—	—	—	—	—	—	—	(42.192)	(42.192)	—	(42.192)
Share based payments	—	—	—	—	—	—	—	—	—	12.707	12.707	—	12.707
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	—	—	—	—	1.237	1.237	5.480	6.717
(Purchase)/ disposal of treasury shares	—	—	—	—	134.651	—	—	—	—	(51.555)	83.096	—	83.096
Balance at 31 December 2009 & at 1 January 2010	3.035.208	357.500	2.953.106	382.775	(10.626)	(1.001.932)	(698.918)	(283.054)	—	3.719.391	8.453.450	1.374.068	9.827.518
Other Comprehensive Income / (expense) for the period	—	—	—	—	—	(822.790)	99.257	(164.542)	(10.212)	(14.999)	(913.286)	6.478	(906.808)
Profit /(loss) for the period	—	—	—	—	—	—	—	—	—	405.522	405.522	34.902	440.424
Total comprehensive income for the period	—	—	—	—	—	(822.790)	99.257	(164.542)	(10.212)	390.523	(507.764)	41.380	(466.384)
Share capital increase	1.745.244	—	69.810	—	—	—	—	—	—	—	1.815.054	—	1.815.054
Share capital issue costs	—	—	(77.951)	—	—	—	—	—	—	—	(77.951)	—	(77.951)
Issue & repurchase of preferred securities	—	—	—	—	—	—	—	—	—	38.423	38.423	(108.138)	(69.715)
Dividends on preferred securities	—	—	—	—	—	—	—	—	—	(20.918)	(20.918)	—	(20.918)
Dividends on preference shares	—	—	—	—	—	—	—	—	—	(71.558)	(71.558)	—	(71.558)
Share based payments	—	—	—	—	—	—	—	—	—	12.306	12.306	—	12.306
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	—	—	—	—	11.709	11.709	(56.857)	(45.148)
(Purchase)/ disposal of treasury shares	—	—	—	—	5.725	—	—	—	—	(3.576)	2.149	—	2.149
Balance at 31 December 2010	4.780.452	357.500	2.944.965	382.775	(4.901)	(1.824.722)	(599.661)	(447.596)	(10.212)	4.076.300	9.654.900	1.250.453	10.905.353

The notes on pages 47 to 134 form an integral part of these financial statements

Statement of Changes in Equity- Bank

for the period ended 31 December 2010

	Share capital		Share premium			Available for	Currency	Reserves &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	sale securities reserve	translation reserve	Retained earnings	Total
At 1 January 2009	2.483.271	7.500	2.299.275	382.775	(145.277)	(663.797)	(515)	2.070.554	6.433.786
Other comprehensive income / (expense) for the period	—	—	—	—	—	(47.767)	93	—	(47.674)
Profit / (loss) for the period	—	—	—	—	—	—	—	224.985	224.985
Total comprehensive income for the period	—	—	—	—	—	(47.767)	93	224.985	177.311
Share capital increase	551.838	350.000	695.316	—	—	—	—	—	1.597.154
Share capital issue costs	—	—	(41.798)	—	—	—	—	(3.420)	(45.218)
Stock options exercised	99	—	313	—	—	—	—	—	412
Dividends on preference shares	—	—	—	—	—	—	—	(42.192)	(42.192)
Share based payments	—	—	—	—	—	—	—	12.707	12.707
(Purchase)/ disposal of treasury shares & preferred securities	—	—	—	—	145.277	—	—	(55.076)	90.201
Balance at 31 December 2009 & at 1 January 2010	3.035.208	357.500	2.953.106	382.775	—	(711.564)	(422)	2.207.558	8.224.161
Other comprehensive income / (expense) for the period	—	—	—	—	—	(761.734)	236	—	(761.498)
Profit / (loss) for the period	—	—	—	—	—	—	—	(360.852)	(360.852)
Total comprehensive income for the period	—	—	—	—	—	(761.734)	236	(360.852)	(1.122.350)
Share capital increase	1.745.244	—	69.810	—	—	—	—	—	1.815.054
Share capital issue costs	—	—	(79.370)	—	—	—	—	—	(79.370)
Dividends on preference shares	—	—	—	—	—	—	—	(71.558)	(71.558)
Share based payments	—	—	—	—	—	—	—	12.306	12.306
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	—	—	1.877	1.877
Balance at 31 December 2010	4.780.452	357.500	2.943.546	382.775	—	(1.473.298)	(186)	1.789.331	8.780.120

The notes on pages 47 to 134 form an integral part of these financial statements

Cash Flow Statement

for the period ended 31 December 2010

	Group		Bank
	12 month period ended		12 month period ended
€ 000’s	31.12.2010	31.12.2009	31.12.2010	31.12.2009
Cash flows from operating activities
Profit / (loss) for the period	440.424	963.345	(360.852)	224.985
Adjustments for:
Non-cash items included in income statement and other adjustments:	1.628.005	1.497.013	1.104.533	888.824
Depreciation and amortisation on property & equipment, intangibles and investment property	227.260	213.440	87.277	99.569
Share based payment	12.306	12.707	10.530	11.471
Impairment losses / (recoveries) on investments	74.609	237.790	29.585	170.331
Amortization of premiums / discounts of investment securities, loans and receivables and borrowed funds	(83.268)	(194.388)	(56.959)	(183.966)
Credit provisions and other impairment charges	1.398.967	1.095.518	1.019.597	628.852
Provision for employee benefits	58.380	78.783	31.405	36.069
Share of profit of associates	(1.598)	(117)	—	—
Finance charge on put options of non-controlling interest	13.566	5.556	13.566	5.556
Tax expense	197.206	288.721	27.245	178.642
Dividend income from investment securities	(5.231)	(5.579)	(2.371)	(51.020)
Net (gain) / loss on disposal of property & equipment and investment property	3.107	(764)	21	(635)
Net (gain) / loss on disposal of investments in associates	(416)	9.378	—	(1.034)
Net (gain) / loss on investment securities	2.648	(133.077)	191.173	85.275
Interest from financing activities and results from repurchase of debt securities in issue	16.390	24.472	29.651	47.824
Valuation adjustment on instruments designated at FVTPL	(273.549)	(138.110)	(276.187)	(138.110)
Other non-cash operating items	(12.372)	2.683	—	—

Net increase in operating assets:	(2.583.210)	(9.583.871)	173.368	(7.595.421)
Mandatory reserve deposits with Central Bank	(37.523)	(32.095)	98.757	6.931
Due from banks	526.069	(1.216.431)	452.920	(533.266)
Financial assets at fair value through profit or loss	849.466	(1.714.473)	782.058	(1.167.181)
Derivative financial instruments assets	(18.760)	(298.908)	(27.972)	(418.327)
Loans and advances to customers	(3.906.621)	(5.925.863)	(1.129.390)	(5.300.027)
Other assets	4.159	(396.101)	(3.005)	(183.551)

Net increase in operating liabilities:	4.059.108	10.713.068	3.685.516	6.911.102
Due to banks	8.026.659	6.803.308	10.478.775	4.589.270
Due to customers	(3.136.328)	3.537.523	(5.591.052)	2.003.626
Derivative financial instruments liabilities	400.263	(367.893)	127.436	(222.330)
Retirement benefit obligations	(153.024)	(64.324)	(85.802)	(9.842)
Insurance related reserves and liabilities	253.429	315.067	—	—
Income taxes paid	(207.817)	(76.392)	(60.497)	—
Other liabilities	(1.124.074)	565.779	(1.183.344)	550.378
Net cash from operating activities	3.544.327	3.589.555	4.602.565	429.490

Cash flows from investing activities
Participation in share capital increase of subsidiaries	—	—	(328.230)	(299.444)
Acquisition of associates	(14.453)	(24.457)	(180)	(20.945)
Disposal of associates	1.974	17.919	—	1.269
Dividends received from investment securities & associates	6.772	5.968	2.371	51.020
Purchase of property & equipment, intangible assets and investment property	(257.212)	(272.487)	(110.795)	(130.862)
Proceeds from disposal of property & equipment and investment property	7.684	7.641	777	1.219
Purchase of investment securities	(19.305.721)	(24.891.461)	(6.411.858)	(7.800.530)
Proceeds from redemption and sale of investment securities	16.392.261	21.797.389	4.618.833	8.003.362
Net cash used in investing activities	(3.168.695)	(3.359.488)	(2.229.082)	(194.911)

Cash flows from financing activities
Share capital increase	1.815.054	1.247.566	1.815.054	1.247.566
Proceeds from borrowed funds and debt securities	3.938.200	2.456.075	2.330.000	2.079.386
Repayments of borrowed funds, debt securities and preferred securities	(2.505.697)	(3.597.153)	(1.675.962)	(3.168.623)
Acquisition of additional shareholding in subsidiaries	(88.351)	—	(36.164)	—
Disposal of subsidiary shareholding without loss of control	1.375	—	—	—
Proceeds from disposal of treasury shares	159.525	311.562	—	90.201
Repurchase of treasury shares	(157.376)	(228.466)	—	—
Dividends on preference shares	(63.789)	(42.835)	(63.789)	(42.835)
Dividends on preferred securities	(20.465)	(37.783)	—	—
Capital contribution by non-controlling interest holders	14.321	—	—	—
Share capital issue costs	(98.995)	(58.002)	(100.795)	(58.002)
Net cash from financing activities	2.993.802	50.964	2.268.344	147.693
Effect of foreign exchange rate changes on cash and cash equivalents	26.834	15.167	45.970	4.401
Net increase in cash and cash equivalents	3.396.268	296.198	4.687.797	386.673
Cash and cash equivalents at beginning of period	2.919.176	2.622.978	4.061.537	3.674.864

Cash and cash equivalents at end of period	6.315.444	2.919.176	8.749.334	4.061.537

The notes on pages 47 to 134 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:                        General information

National Bank of Greece S.A. (hereinafter “NBG” or the “Bank”) was founded in 1841 and its shares have been listed on the Athens Exchange since 1880 and on the New York Stock Exchange (since 1999) in the form of ADRs. The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad.  In its 170 years of operation the Bank has expanded on its commercial banking business by entering into related business areas.  National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level.  The Group operates in Greece, Turkey, UK, South East Europe (“SEE”), Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members:

The Non-Executive Chairman of the Board of Directors
Vassilios T. Rapanos

Executive Members
The Chief Executive Officer
Apostolos S. Tamvakakis

The Deputy Chief Executive Officers
Anthimos C. Thomopoulos*
Alexandros G. Tourkolias*
Leonidas T. Theoklitos*

Non-Executive Members
Ioannis C. Giannidis	Professor, University of Athens Law School and Legal Counsellor
Avraam J. Triantafyllidis**	Employees’ representative
Ioannis P. Panagopoulos	Employees’ representative, Chairman of the Greek General Confederation of Labour

Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos	Bishop of the Greek Orthodox Church, Ioannina prefecture
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development (EBRD)
Georgios P. Zanias	Economist, Chairman of the Council of Economic Advisors
Alexandra T. Papalexopoulou - Benopoulou	Member of the Board of Directors, TITAN Cement S.A.
Petros K. Sabatacakis	Economist
Maria A. Frangista**	Chief Executive Officer, Franco Compania Naviera S.A.

Greek State representative
Alexandros N. Makridis	Chairman of the Board of Directors & Managing Director of Chryssafidis S.A.

*On 26 November 2010, the extraordinary general meeting of the Bank’s shareholders elected three additional executive members of the Board of Directors, the General Managers Mr A. Thomopoulos, Mr A. Tourkolias and Mr L. Theoklitos, who were subsequently elected as Deputy Chief Executive Officers by the same date Board of Directors meeting.

**On 18 March 2010, Mr Avraam J. Triantafyllidis was elected as a member of the Board following the resignation of Mr Alexandros G. Stavrou.  His election was announced at the annual general meeting of the Bank’s shareholders, on 21 May 2010.  On 23 November 2010, Mrs Maria A. Frangista was elected as a member of the Board following the resignation of Mrs Maria S. Sklavenitou. Her election was announced at the extraordinary general meeting of the Bank’s shareholders on 26 November 2010.

On 25 January 2011, Mr Vassilios K. Konstantakopoulos Independent Non-Executive Member of the Board of Directors passed away.

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected.  The term of the above members expires in 2013 following their election by the shareholders’ extraordinary general meeting on 14 January 2010.

Following the decision of the Bank to participate in the Hellenic Republic’s Bank Support Plan, the Greek State appointed Mr Alexandros Makridis as its representative on the Bank’s Board of Directors.

The financial statements are subject to approval from the Bank’s Annual Shareholders Meeting.

These financial statements have been approved for issue by the Bank’s Board of Directors on 23 March 2011.

Notes to the Financial Statements

Group and Bank

NOTE 2:                        Summary of significant accounting policies

2.1           Basis of preparation

The consolidated financial statements of the Group and the separate financial statements of the Bank for the year ended 31 December 2010 (the “financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as endorsed by the E.U.  E.U.-endorsed IFRSs may differ from IFRSs as issued by the International Accounting Standards Board (“IASB”) if, at any point in time, new or amended IFRSs have not been endorsed by the E.U.  At 31 December 2010, there were no unendorsed standards effective for the year ended 31 December 2010, which affect these Consolidated and Bank financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to the Bank or the Group.  Accordingly, NBG’s financial statements for the year ended 31 December 2010 are prepared in accordance with IFRSs as issued by the IASB.  The amounts are stated in Euro, rounded to the nearest thousand (unless otherwise stated).

The financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Use of available information and application of judgment are inherent in the formation of estimates in the following areas: valuation of OTC derivatives, unlisted securities, retirement benefits obligation, valuation of and recognition of the expense relating to stock options, insurance reserves, impairment of loans and receivables, liabilities from unaudited tax years and contingencies from litigation.  Actual results in the future may differ from those reported.

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.2           Adoption of International Financial Reporting Standards (IFRS)

2.2.1          New standards, amendments and interpretations to existing standards applied from 1 January 2010

– IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements” (Amendment) (effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009). The main changes are:

•             Partial acquisitions: Non-controlling interests are measured either as their proportionate interest in the net identifiable assets (which is the original IFRS 3 requirement) or at fair value.

•             Step acquisitions: The requirement to measure at fair value every asset and liability at each step for the purposes of calculating a portion of goodwill has been removed. Instead, goodwill is measured as the difference at acquisition date between the sum of the fair value of any investment in the business held before the acquisition and the consideration transferred, and the net assets acquired.

•             Acquisition-related costs: Acquisition-related costs are generally recognised as expenses (rather than included in goodwill).

•             Contingent consideration: Contingent consideration must be recognised and measured at fair value at the acquisition date. Subsequent changes in fair value are recognised in accordance with other IFRSs, usually in the income statement (rather than by adjusting goodwill).

•             Transactions with non-controlling interests: Changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control are accounted for as equity transactions.

These amendments affect the Consolidated and Bank financial statements in relation to business combinations effected on or after 1 January 2010.

– IAS 39 “Financial Instruments: Recognition and Measurement” (Amendment “Eligible Hedged Items”) (effective for annual periods beginning on or after 1 July 2009). The amendment clarifies how the existing principles underlying hedge accounting should be applied in the designation of:

(a)     a one-sided risk in a hedged item, and

(b)    inflation in a financial hedged item.

The Group has applied this amendment for the annual period beginning on 1 January 2010, and it did not have any impact on the Consolidated and Bank financial statements.

– IFRIC 17 “Distributions of Non-cash Assets to Owners” (effective for annual periods beginning on or after 1 July 2009). The Interpretation clarifies that:

•             a dividend payable should be recognised when the dividend is appropriately authorised and is no longer at the discretion of the entity,

•             an entity should measure the dividend payable at the fair value of the net assets to be distributed,

•             an entity should recognise the difference between the dividend paid and the carrying amount of the net assets distributed in the income statement.

The Interpretation also requires an entity to provide additional disclosures if the net assets being held for distribution to owners meet the definition of a discontinued operation.

IFRIC 17 applies to pro rata distributions of non-cash assets except for common control transactions.

The Group has applied this Interpretation for the annual period beginning on 1 January 2010, and it did not have any impact on the Consolidated and Bank financial statements.

Notes to the Financial Statements

Group and Bank

– IFRS 2 “Share-based Payment” (Amendment) (effective from 1 January 2010). The amendments clarify:

•             the scope of IFRS 2: An entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash.

•             the interaction of IFRS 2 and other standards: The Board clarified that in IFRS 2 a “group” has the same meaning as in IAS 27 “Consolidated and Separate Financial Statements”, that is, it includes only a parent and its subsidiaries.

•             the accounting for some group and treasury share-based payment transactions: An entity must measure the goods or services it received as either an equity-settled or a cash-settled share-based payment transaction assessed from its own perspective, which may not always be the same as the amount recognised by the consolidated group.

The Group has applied this amendment for the annual period beginning on 1 January 2010, and it did not have an impact on the Consolidated and Bank financial statements.

– Improvements to IFRSs, May 2008 (Amendment to IFRS 5 Non-current assets held for sale and discontinued operations, effective for periods beginning on or after 1 July 2009). The amendment clarified that assets and liabilities of a subsidiary should be classified as held for sale if the parent is committed to a plan involving loss of control of the subsidiary, regardless of whether the entity will retain a non-controlling interest after the sale.

The Group has applied this amendment for the annual period beginning on 1 January 2010, however it did not have an impact on the Consolidated and Bank financial statements.

– Improvements to IFRSs, April 2009 (effective for annual periods beginning on or after 1 July 2009, except amendments to IAS 18 that were effective for 2009). The Group has applied these amendments for the annual period beginning on 1 January 2010, (except the amendment to IAS 18 that was effective in 2009 and the amendment to IFRIC 16 that was early adopted for the annual period beginning on 1 January 2009) and they did not have a significant impact on the Consolidated and Bank financial statements.

2.2.2           New standards, amendments and interpretations to existing standards effective after 2010

– IFRS 9 “Financial Instruments” (effective for annual periods beginning on or after 1 January 2013).  IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities, including some hybrid contracts.

The new standard requires all financial assets to be:

(a)     classified on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset.

(b)    initially measured at fair value plus, in the case of a financial asset not at fair value through profit or loss, particular transaction costs.

(c)     subsequently measured at amortised cost or fair value.

The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortised cost. For a financial liability designated as at fair value through profit or loss using the fair value option, the change in the liability’s fair value attributable to changes in  the liability’s credit risk is recognised directly in other comprehensive income, unless it creates or increases an accounting mismatch and the amount that is recognised in other comprehensive income is not recycled when the liability is settled or extinguished.

The Group has not applied this Standard and is currently evaluating the impact of IFRS 9 on the Consolidated and Bank financial statements and the timing of its adoption.

– IFRIC 14 “IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.” (Amendment “Prepayments of a Minimum Funding Requirement” November 2009) (effective for annual periods beginning on or after 1 January 2011). The amendments remove an unintended consequence of the interpretation related to voluntary prepayments when there is a minimum funding requirement in regard to the entity’s defined benefit scheme. It permits entities to recognise an asset for a prepayment of contributions made to cover minimum funding requirements. The Group has not applied this amendment, but its impact on the Consolidated and Bank financial statements is not expected to be material.

– IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments” (effective for annual periods beginning on or after 1 July 2010).  The interpretation clarifies that the profit or loss on extinguishing liabilities by issuing equity instruments should be measured by reference to fair value, preferably of the equity instruments. The Group has not applied this Interpretation, but its impact on the Consolidated and Bank financial statements is not expected to be material.

– IAS 32 “Financial Instruments: Presentation” (Amendment) (effective for annual periods beginning on or after 1 February 2010).  The amendment addresses the accounting for rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Previously such rights issues were accounted for as derivative liabilities. However, the amendment requires that, provided certain conditions are met, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated. The Group has not applied this amendment, but its impact on the Consolidated and Bank financial statements is not expected to be material.

– IAS 24 “Related parties” (Revised) (effective from 1 January 2011).  The revised standard provides a partial exemption for government-related entities and a revised definition of a related party. The Group has not applied this amendment, but its impact on the Consolidated and Bank financial statements is not expected to be material.

– Improvements to IFRSs, May 2010 (effective for the Group’s annual period beginning on 1 January 2011). The Group has not applied these amendments, but their impact on the Consolidated and Bank financial statements are not expected to be material.

– IFRS 7 “Financial Instruments: Disclosures” (Amendment) (effective for annual periods beginning on or after 1 July 2011). The amendment requires certain additional disclosures in relation to transferred financial assets that are not derecognised and for any continuing involvement in a transferred asset, existing at the reporting date, irrespective of when the related transfer transaction occurred. The Group has not applied this amendment.

Notes to the Financial Statements

Group and Bank

– IAS 12 “Income Tax (Amendment) (effective for annual periods beginning on or after 1 January 2012). The amendments provide a practical approach for measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model in IAS 40 Investment Property. The Group has not applied this amendment, but it is not expected to have an impact on the Consolidated and Bank financial statements because the Group does not use fair value model.

2.3           Consolidation

2.3.1           Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Bank and its subsidiaries (including special purpose entities), which are entities controlled by the Bank. Control is achieved where the Bank has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Income and expenses and other comprehensive income of subsidiaries acquired or disposed of during the year are included in the consolidated income statement and in the consolidated statement of comprehensive income, respectively, from the effective date of acquisition and up to the effective date of disposal, as appropriate. Profit for the period and total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

2.3.2           Non-controlling interests

Non-controlling interests may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognised amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

2.3.3           Changes in the Group’s ownership interests in subsidiaries that do not result in loss of control

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to owners of the Bank.

2.3.4           Loss of control

When the Group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. Assets of the subsidiary carried at fair value with the related cumulative gain or loss recognised in other comprehensive income, the amounts previously recognised in other comprehensive income are accounted for as if the Bank had directly disposed of the relevant assets (i.e. reclassified to the income statement or transferred directly to retained earnings as specified by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

2.3.5           Put options on non-controlling interests

The Group occasionally enters into arrangements either as part or independently of a business combination, whereby the Group is committed to acquire the shares held by the non-controlling interest holder in a subsidiary or whereby a non-controlling interest holder can put its shares to the Group.

The Group applies IAS 32.23, which requires that the commitment or put option is accounted for as a liability in the consolidated financial statements. The recognition of the liability results in accounting as if the Group has already acquired the shares subject to such arrangements. Therefore, no non-controlling interest is recognised for reporting purposes in relation to the shares that are subject to the commitment or the put option. The liability is measured at fair value, using valuation techniques based on best estimates available to the management of the Group. If the arrangement has been entered into as part of a business combination, the difference (if any) between the fair value of the liability and the legal non-controlling interest’s share of net assets is recognised as part of the goodwill and any subsequent changes to the valuation of the put option are recorded as changes to the liability and to goodwill, without any direct impact on the consolidated income statement. If the arrangement has been entered independently of a business combination, any subsequent changes to the valuation of the put option are recorded as changes to the liability and a gain or loss in the income statement.

2.3.6           Contribution of assets to subsidiary in exchange for shares of the subsidiary

When the Bank transfers property and equipment, intangible assets or investment property to an existing or new subsidiary in exchange for shares in the subsidiary the Bank recognises in the individual financial statements the carrying value of the transferred asset as investment in subsidiaries. Such transactions do not affect the consolidated financial statements.

2.3.7           Associates

Associates are entities over which the Group has between 20% and 50% of the voting rights, and over which the Group exercises significant influence, but which it does not control.  Investments in associates are accounted for by applying the equity method of accounting.

Under the equity method of accounting, the investment is initially recorded at cost.  Goodwill arising on the acquisition of an associate is included in the carrying amount of the investment (net of any accumulated impairment loss).  The carrying amount of the

Notes to the Financial Statements

Group and Bank

investment is increased or decreased by the proportionate share of the associate’s post-acquisition profits or losses (recognised in the Group income statement) and movements in reserves (recognised in reserves).  Dividends received from the associate during the year reduce the carrying value of the investment.  Investments in associates for which significant influence is intended to be temporary because such investments are acquired and held exclusively with a view to their subsequent disposal within twelve months from their acquisition, are recorded as assets held for sale. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associate.  Unrealised losses are also eliminated but considered as an impairment indicator of the asset transferred. Where necessary, the associate’s financial statements used in applying the equity method are adjusted to ensure consistency with the accounting policies adopted by the Group.

2.3.8           Joint ventures

A joint venture exists where the Group has a contractual arrangement with one or more parties to undertake activities typically, however not necessarily, through entities that are subject to joint control. The Group’s interests in jointly controlled entities are accounted for by applying the equity method of accounting (see Note 2.3.7 above).

2.3.9           Investments in subsidiaries, associates and joint ventures in individual financial statements

In the Bank’s financial statements subsidiaries, associates and joint ventures are measured at cost less impairment.

2.3.10    Impairment assessment of investments in subsidiaries, associates and joint ventures in individual financial statements

At each reporting date, the Group and the Bank assesses whether there is any indication that an investment in a subsidiary, associate or joint venture may be impaired.  If any such indication exists, the Group estimates the recoverable amount of the investment.  Where the carrying amount of an investment is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

2.4           Business combinations

2.4.1           Acquisition method

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognised in the income statement as incurred. For acquisitions before 1 January 2010, acquisition related costs were considered part of the consideration paid.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognised at their fair value at the acquisition date, except that:

•             deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognised and measured in accordance with IAS 12 “Income Taxes” and IAS 19 “Employee Benefits” respectively;

•             liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 Share-based Payment at the acquisition date (see Note 2.30.2); and

•             assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

2.4.2           Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognised immediately in the income statement.

2.4.3           Contingent consideration

From 1 January 2010, when the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the “measurement period” (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37, as appropriate, with the corresponding gain or loss being recognised in the income statement.

For acquisitions before 1 January 2010, contingent consideration was recorded when its amount became probable and reliably measurable.

2.4.4           Business combination achieved in stages

From 1 January 2010, when a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date (i.e. the date when the Group obtains control) and the resulting gain or loss, if any, is recognised in the income statement. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognised in other comprehensive income are

Notes to the Financial Statements

Group and Bank

reclassified to the income statement where such treatment would be appropriate if that interest were disposed of. For acquisitions before 1 January 2010, the cost of the combination is the aggregate cost of the individual transactions, with the cost of each individual transaction determined at the date of each exchange transaction.

2.4.5           Provisional accounting

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see Note 2.4.3 above), or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognised at that date.

2.5           Foreign currency translation

Items included in the financial statements of each entity of the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“the functional currency”).  The consolidated financial statements of the Group are presented in thousands of Euro (€), which is the functional currency of the Bank.

Foreign currency transactions are translated into the functional currency at the exchange rates prevailing at the dates of the transactions.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in other comprehensive income as gains or losses from qualifying cash flow or net investment hedging instruments.  Translation differences on debt securities and other monetary financial assets re-measured at fair value are included in “Net trading income and results from investment securities”.  Translation differences on non-monetary financial assets are a component of the change in their fair value  and are recognised in the income statement for equity securities held for trading, or in other comprehensive income for equity securities classified as available for sale investment securities. Non-monetary items that are measured in terms of historical cost in a foreign currency shall be translated using the exchange rate at the date of the transaction.

When preparing the financial statements, assets and liabilities of foreign entities are translated at the exchange rates prevailing at the reporting date, while income and expense items are translated at average rates for the period.  Differences resulting from the use of closing and average exchange rates and from revaluing a foreign entity’s opening net asset balance at closing rate are recognised directly in foreign currency translation reserve within other comprehensive income.

When a monetary item forms part of a reporting entity’s net investment in a foreign operation and is denominated in a currency other than the functional currency of either the reporting entity or the foreign operation, the exchange differences that arise in the individual financial statements of both companies are reclassified to other comprehensive income upon consolidation.  When a foreign entity is sold, such translation differences are recognised in the income statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.6           Financial assets and liabilities at fair value through profit or loss

This category has the following two sub-categories:

•             Trading and

•             Financial assets and liabilities designated as at fair value through profit or loss.

2.6.1           Trading

The trading category includes securities, which are either acquired for generating a profit from short-term fluctuations in price or dealer’s margin, or are included in a portfolio in which a pattern of short-term profit making exists, and derivatives unless they are designated as and are effective hedging instruments.

Trading securities may also include securities sold under sale and repurchase agreements (see Note 2.16 below).

2.6.2           Financial assets and liabilities designated as at fair value through profit or loss

The Group designates at initial recognition certain financial assets or liabilities as at fair value through profit or loss when:

(i)                 Doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as “an accounting mismatch”) that would otherwise arise if the related derivatives were treated as held for trading and the underlying financial instruments were carried at amortised cost for such as loans and advances to customers or banks and debt securities in issue;

(ii)              A group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to key management personnel, for example the Board of Directors and Chief Executive Officer.

(iii)           The financial instruments contain one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments and would have to be separated if not in this category.

The fair value designation, once made, is irrevocable.

2.6.3           Measurement

Financial assets and liabilities at fair value through profit or loss (both trading and designated) are initially recognised at fair value and subsequently re-measured at fair value.

Gains and losses realised on disposal or redemption and unrealised gains and losses from changes in the fair value are included in “Net trading income and results from investment securities”.

Dividend income is recognised in the income statement when the right to receive payment is established.  This is the ex-dividend date for equity securities and is separately reported and included in “Net other income / (expense)”.

Notes to the Financial Statements

Group and Bank

The amount of change during the period, and cumulatively, in the fair values of designated financial liabilities and loans and advances to customers that is attributable to changes in their credit risk is determined as the amount of change in the fair value that is not attributable to changes in market conditions that give rise to market risk.

2.7           Derivative financial instruments and hedging

Derivative financial instruments including foreign exchange contracts, forward rate agreements, currency and interest rate swaps, interest rate futures, currency and interest rate options (both written and purchased) and other derivative financial instruments are initially recognised in the statement of financial position at fair value and subsequently are re-measured at their fair value. Derivatives are presented in assets when favourable to the Group and in liabilities when unfavourable to the Group.  Where the Group enters into derivative instruments used for trading purposes, realised and unrealised gains and losses are recognised in the income statement.

A derivative may be embedded in another financial instrument, known as “host contract”.  In such cases, the derivative instrument is separated from the host contract and treated as a separate derivative, provided that its risks and economic characteristics are not closely related to those of the host contract, the embedded derivative actually meets the definition of a derivative and the host contract is not carried at fair value with unrealised gains and losses reported in the income statement.

Certain derivative instruments transacted as effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated in the same way as derivative instruments held for trading purposes.

The Group also uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions.  The Group applies fair value, cash flow or net investment hedge accounting when transactions meet the specified criteria to obtain hedge accounting treatment.  The Group’s criteria for a derivative instrument to be accounted for as a hedge include:

•             at inception of the hedge, there is formal designation and documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship;

•             the hedge is documented showing that it is expected to be highly effective in offsetting the risk in the hedged item throughout the hedging period.  A hedge is considered to be highly effective when the Group achieves offsetting changes in fair value between 80 percent and 125 percent for the risk being hedged; and

•             the hedge is highly effective on an ongoing basis.

2.7.1           Fair value hedges

For qualifying fair value hedges, the change in fair value of the hedging derivative is recognised in the income statement along with the corresponding change in the fair value of the hedged item that is attributable to that specific hedged risk.  If the hedge relationship no longer meets the criteria for hedge accounting, for reasons other than the derecognition of the hedged item, or the hedging designation is revoked, the cumulative adjustment to the carrying amount of the hedged item, is, in the case of interest bearing financial instruments, amortised to the income statement over the remaining term of the original hedge item, while for non-interest bearing instruments that amount is immediately recognised in the income statement.  If the hedged item has been derecognised, e.g. sold or repaid, the unamortized fair value adjustment is recognised immediately in the income statement.

2.7.2           Cash flow hedges

Fair value gains or losses associated with the effective portion of a derivative designated as a cash flow hedge are recognised initially in other comprehensive income.  When the cash flows that the derivative is hedging (including cash flows from transactions that were only forecast when the derivative hedge was effected) materialize, resulting in income or expense, then the associated gain or loss on the hedging derivative is simultaneously transferred from other comprehensive income to corresponding income or expense line item.

If a cash flow hedge for a forecast transaction is deemed to be no longer effective, or the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in other comprehensive income is transferred to the income statement when the committed or forecast transaction occurs.

The foreign currency risk of a highly probable forecast intragroup transaction may qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect the consolidated income statement.

2.7.3           Net investment hedge

Hedges of net investments in foreign operations are accounted for in a similar way to cash flow hedges.  The gain or loss on the effective portion of the hedging instrument is recognised in other comprehensive income; any gain or loss on the ineffective portion is recognized immediately in the income statement.  Gains and losses accumulated in other comprehensive income are included in the income statement on the disposal of the foreign operation.

2.7.4           Hedge effectiveness testing

To qualify for hedge accounting, the Group requires that at the inception of the hedge and throughout its life, each hedge must be expected to be highly effective (prospective test), and demonstrate actual effectiveness (retrospective test) on an ongoing basis.

The documentation of each hedging relationship sets out how effective the hedge is assessed.  The method the Group adopts for assessing hedge effectiveness will depend on its risk management strategy.

Hedge ineffectiveness is recognized in the income statement.

2.8           Investment securities

Investment securities are initially recognised at fair value (including transaction costs) and are classified as available for sale, held to maturity, or loans and receivables based on the securities’ characteristics and management intention on purchase date.  Investment securities are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset.  All

Notes to the Financial Statements

Group and Bank

other purchases and sales, which do not fall within market convention, are recognised as derivative forward transactions until settlement.

Available for sale investment securities are measured subsequent to initial recognition at fair value.  Unquoted equity instruments whose fair value cannot be reliably estimated are carried at cost.  Unrealised gains and losses arising from changes in the fair value of available for sale investment securities are reported in other comprehensive income, net of taxes (where applicable), until such investment is sold, collected or otherwise disposed of, or until such investment is determined to be impaired.

Available for sale investment securities may be sold in response to needs for liquidity or changes in interest rates, foreign exchange rates or equity prices.  When an available for sale investment security is disposed of or impaired, the accumulated unrealised gain or loss included in other comprehensive income is transferred to the income statement for the period and reported as gains / losses from investment securities.  Gains and losses on disposal are determined using the moving average cost method.

Held to maturity investment securities consist of non-derivative, securities that are quoted in an active market, with fixed or determinable payments and fixed maturity, which the management has the positive intent and ability to hold to maturity.

Loan and receivable investment securities consist of non-derivative investment securities with fixed or determinable payments that are not quoted in an active market.

Held to maturity and Loan and receivable investment securities are carried at amortised cost using the effective interest rate method, less any provision for impairment. Amortised cost is calculated by taking into account any fees, points paid or received, transaction costs and any discount or premium on acquisition.

Impairment: The Group assesses at each reporting date whether there is objective evidence that an investment security or a group of such securities is impaired.

Particularly for equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired.

If any objective evidence of impairment exists for available-for-sale financial assets, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the Income statement) is removed from Other comprehensive income and recognised in the Income statement.  Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.  If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the Income statement.

The amount of the impairment loss for held to maturity and loans and receivable investment securities, which are carried at amortised cost is calculated as the difference between the asset’s carrying amount and the present value of expected future cash flows discounted at the financial instrument’s original effective interest rate.

Interest earned while holding investment securities is reported as interest income.

Dividend income is recognised when the right to receive payment is established (the ex-dividend date) for equity securities and is separately reported and included in “Net other income/ (expense)”.

2.9           Reclassification of financial instruments

The Group reclassifies non-derivative debt instruments out of the trading and available-for-sale categories and into the loans and receivables category if the instruments meet the definition of this category at the date of reclassification and the Group has the intention and ability to hold the instruments for the foreseeable future or until maturity.

When rare circumstances cause significant deterioration in the trading activity or substantially affect the observable prices of non-derivative financial assets classified in the trading category, the Group reclassifies such financial assets out of the trading category and into the held-to-maturity or available-for-sale categories, provided the assets meet definition of the respective category at the date of reclassification and the Group does not have the intention to sell them in the near term.

If there is a change in intention or ability to hold a debt financial instrument to maturity, the Group reclassifies such instruments out of the available-for-sale category and into the held-to-maturity category, provided the instruments meet the definition of the latter at the date of reclassification.

For financial assets reclassified as described above, the fair value at the date of reclassification becomes the new amortized cost at that date.

When the instruments reclassified out of the trading category include embedded derivatives, the Group reassesses at the reclassification date, whether the embedded derivatives need to be separated from the host contract, on the basis of the circumstances that existed when the Group became a party to the contract.

The Group transfers debt instruments that have been reclassified as loans and receivables from the trading or available-for-sale categories, into the available-for-sale category if the instruments subsequently become quoted in an active market and the Group does not intend to hold them for the foreseeable future or until maturity. The fair value of the instruments at the date of reclassification becomes the new amortised cost at that date.  The difference between the amortised cost immediately prior to reclassification and the fair value at the date of reclassification is recognized in the Available for sale securities reserve through Other comprehensive income and is amortised in the Income statement.

2.10    Fair value of financial instruments

The Group measures the fair value of its financial instruments based on a framework for measuring fair value that categorises financial instruments based on a three-level hierarchy of the inputs to the valuation technique, as discussed below.

Level 1: Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Notes to the Financial Statements

Group and Bank

Level 2: Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data (for example derived from prices) for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, as well as debt securities without quoted prices and certain derivative contracts whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes government and corporate debt securities with prices in markets that are not active and certain over-the-counter (OTC) derivative contracts.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The level in the fair value hierarchy within which the fair value measurement is categorised in its entirety, is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

2.11    Recognition of deferred Day 1 profit or loss

When the fair value is determined using valuation models for which not all inputs are market observable prices or rates, the Group initially recognises a financial instrument at the transaction price, which is the best indicator of fair value, although the value obtained from the relevant valuation model may differ.  Such a difference between the transaction price and the model value is commonly referred to as “Day 1 profit or loss”.  The Group does not recognise that initial difference, immediately in the income statement.

Deferred Day 1 profit or loss is amortised over the life of the instrument.  Any unrecognised Day 1 profit or loss is immediately released to Income statement if fair value of the financial instrument in question can be determined either by using market observable model inputs or by reference to a quoted price for the same product in an active market or upon settlement.

After entering into a transaction, the Group measures the financial instrument at fair value, adjusted for the deferred Day 1 profit or loss.  Subsequent changes in fair value are recognised immediately in the Income statement without reversal of deferred Day 1 profits and losses.

2.12    Loans and advances to customers

Loans and advances to customers include loans and advances originated by the Group, where money is provided directly to the borrower, finance lease and factoring receivables.

Loans and advances to customers that are originated with the intent to be sold (if any) are recorded as assets at fair value through profit or loss or available for sale investment securities.

Loans originated by the Group are recognised when cash is advanced to borrowers.  Loans and advances to customers are initially recorded at fair value, which is usually the net amount disbursed at inception including directly attributable origination costs and certain types of fees or commission (syndication commission, commitment fees and handling charges) that are regarded as an adjustment to the effective interest rate of the loan, and are subsequently measured at amortised cost using the effective interest rate method, unless they are “designated as at fair value through profit or loss” (see Note 2.6.2).

2.13    Impairment losses on loans and advances to customers

The Group assesses at each reporting date whether there is objective evidence that a loan (or group of loans) is impaired.

A loan (or group of loans) is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the loan (“loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the loan (or group of loans) that can be reliably estimated.

An allowance for impairment is established if there is objective evidence that the Group will be unable to collect all amounts due according to the original contractual terms.

Objective evidence that a loan is impaired includes observable data that comes to the attention of the Group about the following loss events:

(a)              significant financial difficulty of the issuer or obligor;

(b)             a breach of contract, such as a default or delinquency in interest or principal payments;

(c)              the Group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that it would not otherwise consider;

(d)             it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

(e)              the disappearance of an active market for that financial asset because of financial difficulties; or

(f)                observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:

(i)        adverse changes in the payment status of borrowers in the group (e.g. an increased number of delayed payments); or

(ii)     national or local economic conditions that correlate with defaults on the assets in the group.

Notes to the Financial Statements

Group and Bank

The impairment loss is reported through the use of an allowance account on the statement of financial position.  Additions to impairment losses are made through credit provisions and other impairment charges in the Income statement.

The Group assesses whether objective evidence of impairment exists individually for loans that are considered individually significant and individually or collectively for loans that are not considered individually significant.

If there is objective evidence that an impairment loss on loans and advances to customers carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the loans’ carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at a) the loan’s original effective interest rate, if the loan bears a fixed interest rate, or b) current effective interest rate, if the loan bears a variable interest rate.

The calculation of the present value of the estimated future cash flows of a collateralised loan reflects the cash flows that may result from obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, loans are grouped on the basis of similar credit risk characteristics.  Corporate loans are grouped based on days in arrears, product type, economic sector, size of business, collateral type and other relevant credit risk characteristics.  Mortgages and retail loans are also grouped based on days in arrears or product type.  Those characteristics are relevant to the estimation of future cash flows for pools of loans by being indicative of the debtors’ ability to pay all amounts due and together with historical loss experience for loans with credit risk characteristics similar to those in the pool form the foundation of the loan loss allowance computation. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects and conditions in the historical period that do not currently exist.

The methodology and assumptions used in estimating future cash flows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.

In the case of loans to borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and additional country risk provisions are established if necessary.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account.  The amount of the reversal is recognised in the Income statement as part of the impairment charge for credit losses on loans and advances to customers.

Subject to compliance with tax laws in each jurisdiction, a loan, which is deemed to be uncollectible or forgiven, is written off against the related provision for loans impairment.  Subsequent recoveries are credited to impairment losses on loans and advances to customers in the Income statement.

2.14    Renegotiated loans

Once the terms of a loan have been renegotiated, the loan is no longer considered past due provided that all conditions required under the new arrangement are satisfied. The Group continuously reviews renegotiated loans to ensure that all criteria are met and that future payments are likely to occur.

2.15    Derecognition

2.15.1    Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:

•             the rights to receive cash flows from the asset have expired;

•             the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass through’ arrangement; or

•             the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset.  Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

As part of its activities, the Bank securitises certain financial assets, generally through the sale of these assets to special purposes entities, which issue securities collateralised with these assets.

To the extent that the Bank sells these securities to third party investors, the transferred assets may qualify for derecognition in full or in part. Gains or losses on securitizations are based on the carrying amount of the financial assets derecognised and the retained interest, based on their relative fair values at the date of the transfer.

2.15.2    Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the Income statement.

Notes to the Financial Statements

Group and Bank

2.16    Sale and repurchase agreements

Securities sold subject to a commitment to repurchase them at a predetermined price (‘Repos’) are retained on the statement of financial position and the counterparty liability is included in amounts due to banks, due to customers or other deposits, as appropriate. Securities purchased under agreement to resell (‘Reverse Repos’) are recorded as due from banks or loans and advances to customers, as appropriate.  The difference between sale and repurchase price (or the purchase and resale price) is treated as interest income (or expense) and accrued over the life of the Repos (or Reverse Repos) agreement using the effective interest rate method.

2.17    Securities borrowing and lending

Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received, plus accrued interest.  Securities borrowed and securities received as collateral under securities lending transactions are not recognised in the financial statements unless control of the contractual rights that comprise these securities transferred is gained or sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income.  The obligation to return them is recorded at fair value as a trading liability.

Respectively, securities lent and securities provided as collateral under securities borrowing transactions are not derecognised from the financial statements unless control of the contractual rights that comprise these securities transferred is relinquished.

The Group monitors the market value of the securities borrowed and lent on a regular basis and provides or requests additional collateral in accordance with the underlying agreements.  Fees and interest received or paid are recorded as interest income or interest expense, on an accrual basis.

2.18    Regular way purchases and sales

“Regular way” purchases and sales of financial assets and liabilities (that is, those that require delivery within the time frame established by regulation or market convention) are recognised on the settlement date apart from trading and investment securities and derivative financial instruments, which are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset.  Other purchases and sales of trading securities are treated as derivatives until settlement occurs.

2.19    Offsetting

Financial assets and liabilities are offset and the net amount is reported in the statement of financial position when, and only when there is a legally enforceable right to offset the recognised amounts and there is an intention to realize the asset and settle the liability simultaneously or on a net basis.

2.20    Interest income and expense

Interest income and expense are recognised in the income statement for all interest bearing instruments using the effective interest rate method.  Interest income includes interest on loans and advances to customers, coupons earned on fixed income investment and trading securities and accrued discount and premium on treasury bills and other instruments.

Fees and direct costs relating to a loan origination or acquiring a security, financing or restructuring and to loan commitments are deferred and amortised to interest income over the life of the instrument using the effective interest rate method.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

2.21    Fees and commissions

Fees and commissions are generally recognised on an accrual basis over the period the service is provided.  Commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as acquisition of loans, equity shares or other securities or the purchase or disposal of businesses, are recognised upon completion of the underlying transaction.

2.22   Property and equipment

Property and equipment include land and buildings, leasehold improvements and transportation and other equipment, held by the Group for use in the supply of services or for administrative purposes.  Property and equipment are initially recorded at cost, which includes all costs that are required to bring an asset into operating condition.

Subsequent to initial recognition, property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Costs incurred subsequent to the acquisition of an asset, which is classified as property and equipment are capitalised, only when it is probable that they will result in future economic benefits to the Group beyond those originally anticipated for the asset, otherwise they are expensed as incurred.

Depreciation of an item of property and equipment begins when it is available for use and ceases only when the asset is derecognised.  Therefore, the depreciation of an item of property and equipment that is retired from active use does not cease unless it is fully depreciated, but its useful life is reassessed.  Property and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

Land	No depreciation
Buildings used in operation	Not exceeding 50 years
Buildings (other than those used in operation)	Not exceeding 50 years
Leasehold improvements	Residual lease term, not exceeding 12 years
Furniture and related equipment	Not exceeding 12 years
Motor vehicles	Not exceeding 10 years
Hardware and other equipment	Not exceeding 5 years

At each reporting date the Group assesses whether there is any indication that an item of property and equipment may be impaired.  If any such indication exists, the Group estimates the recoverable amount of the asset. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.  Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining profit / (loss) before tax.

Notes to the Financial Statements

Group and Bank

Foreclosed assets, which consist mainly of properties acquired through foreclosure in full or partial satisfaction of a related loan, are initially measured at fair value less estimated costs to sell, which includes transaction costs, and reported under other assets.  After initial recognition foreclosed assets are re-measured at the lower of their carrying amount and fair value less estimated costs to sell. Subsequent gains may be recognised up to the amount of previous write-downs. Any gains or losses on liquidation or re-measurement of foreclosed assets are included in “Net other income/(expense)”.

2.23    Investment property

Investment property includes land and buildings, owned by the Group (or held through a finance leasing agreement) with the intention of earning rentals or for capital appreciation or both, and is initially recorded at cost, which includes transaction costs.  A property interest that is held by the Group under an operating lease is classified and accounted for as investment property when a) the property would otherwise meet the definition of an investment property or b) the operating lease is accounted for as if it was a finance lease.

Subsequent to initial recognition, investment property is measured at cost less accumulated depreciation and any accumulated impairment losses.

Investment property is depreciated on a straight-line basis over its estimated useful life, which approximates the useful life of similar assets included in property and equipment.  Investment property is periodically reviewed for impairment based mainly on external appraisals.

2.24    Goodwill, software and other intangible assets

2.24.1    Goodwill

Subsequent to initial recognition, goodwill is stated at cost, as established at the date of acquisition (see 2.4.2) less accumulated impairment losses.

Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

The Group assesses goodwill for possible impairment annually or more frequently if there are indications for impairment.  The assessment involves estimating whether the carrying amount of the goodwill remains fully recoverable.  When making this assessment the Group compares the carrying value of the CGU to which the goodwill is allocated to its recoverable amount, which is the higher of fair value less cost to sell and value in use.  Fair value is estimated by reference to market value, if available, or is determined by a qualified evaluator or pricing model. Determination of a fair value and value in use requires management to make assumptions and use estimates, as described in Notes 3 and 25. If the recoverable amount is less than the carrying amount, an irreversible impairment loss is recognised, and the goodwill is written down by the excess of the carrying amount of the unit over its recoverable amount.

2.24.2    Intangible assets acquired through business combinations

Intangible assets acquired through business combinations include brand names, which have an indefinite life and core deposits and customer relationships, which have a finite life and are amortised on a straight line basis over their useful lives of 6-11 years.

2.24.3    Software

Software includes costs that are directly associated with identifiable and unique software products controlled by the Group that are anticipated to generate future economic benefits exceeding costs beyond one year.  Expenditure, which enhances or extends the performance of computer software programs beyond their original specifications is recognised as a capital improvement and added to the original cost of the software.

Software is amortised using the straight-line method over the useful life, not exceeding a period of 12 years.

In particular for internally generated software, the amount initially recognised is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria.  Where no internally generated intangible asset can be recognised, development expenditure is charged to the income statement in the period in which it is incurred.

Research costs are expensed as incurred. An internally generated software arising from development expenditure incurred on an individual project is recognized only when the Group can demonstrate:

•             the technical feasibility of completing the internally generated software so that it will be available for use,

•             its intention to complete and use the asset,

•             the ability to use the asset,

•             how the asset will generate future economic benefits,

•             the ability of adequate technical, financial and other resources to complete the development and use the asset and

•             the ability to measure reliably the expenditure during development.

Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and impairment losses.

Expenditure on starting up an operation or branch, training personnel, advertising and promotion and relocating or reorganizing part or the entire Group is recognised as an expense when it is incurred.

2.24.4    Impairment

At each reporting date, management reviews intangible assets and assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of intangible assets is fully recoverable.  A write-down is made if the carrying amount exceeds the recoverable amount.

Notes to the Financial Statements

Group and Bank

2.25   Insurance operations

In accordance with the requirements of IFRS 4 the Group classifies its contracts into insurance contracts and investment contracts.

a. Insurance contracts

Insurance contracts are defined as those contracts that contain significant insurance risk at the inception of the contract.  A contract which exposes the insurance company to financial risk without material insurance risk is not an insurance contract.

The Group classifies its financial guarantee contracts issued by its insurance companies as insurance contracts.

Insurance contracts are categorized in two categories according to the nature of the insurance risk.

a1. Life insurance contracts

Life insurance products insure, in their majority, events which are expected to occur in the long term.  The associated premiums are recognized on issuance or renewal of the contracts.

a2. Property & casualty insurance contracts (P&C)

Premiums are recorded on inception of the policies and are recognized as revenue (earned premiums) on a pro rata basis over the related policy term.  Deferred income is carried over to the unearned premium reserve.  No embedded derivatives are included in these contracts.

b. Investment contracts

Deposit Administration Funds (DAF): Such policies offer a guaranteed investment return on members contributions plus a discretionary participation feature.  Policies are written to employees of companies, which define the benefits to be received. Any shortfalls are covered by the company whose employees are insured.  The Group has no liability for any actuarial deficit.

c. Deferred acquisition costs (DAC)

Commissions and other acquisition costs incurred during the financial period for issuing new contracts and /or renewing existing contracts, which are related to subsequent financial periods are deferred and recognised over the period in which the revenue is recognised.

d. Insurance reserves

Insurance reserves reflect current estimates of future cash flows arising from insurance contracts (life and non-life).  The calculation of the insurance reserves is performed at each reporting date. They consist of:

Mathematical reserves: The life insurance reserve represents the present value of future liabilities less the present value of premiums to be received and is calculated on the basis of a prudent prospective actuarial method, by taking into account the terms of current insurance policies.

Outstanding claims reserve: The reserve includes incurred claims not yet paid, both reported and not reported (IBNR) and represents the expected value of ultimate claims payable. The outstanding claims reserve is calculated on a case-by-case basis and the IBNR is calculated based on past experience.  The reserve includes all costs of processing claims.

Liability Adequacy Test (LAT):  The Group assesses whether its recognised insurance liabilities are adequate by applying a liability adequacy test (“LAT”), by using current estimations of future cash flows. Additional liability resulting from the LAT, increases the carrying amount of insurance liabilities as determined in accordance with the above mentioned policies and is charged to the Income statement.

e. Reinsurance

The Group has reinsurance treaties that transfer significant insurance risk. Liabilities for reinsured contracts are calculated gross of reinsurance and a separate reinsurance asset is recorded.

2.26    Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement.  It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset.

2.26.1    A Group company is the lessee

Finance lease: Leases where the Group has substantially all the risks and rewards of ownership of the asset are classified as finance leases.  Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments.  Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding.  The outstanding rental obligations, net of finance charges, are included in other liabilities.  The interest element of the finance cost is charged to the income statement over the lease period.  All assets acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Operating lease: Leases where a significant portion of the risks and rewards of ownership of the asset are retained by the lessor, are classified as operating leases.  The total payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.  When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

2.26.2    A Group company is the lessor

Finance leases: When assets are leased out under a finance lease, the present value of the minimum lease payments is recognised as a receivable. Lease income is recognised over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return. Finance lease receivables are included in loans and advances to customers.

Operating leases: Fixed assets leased out under operating leases are included in the statement of financial position based on the nature of the asset. They are depreciated over their useful lives on a basis consistent with similar owned property. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease term.

Notes to the Financial Statements

Group and Bank

2.27    Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents include cash on hand, unrestricted balances held with central banks, amounts due from other banks and highly liquid financial assets with original maturities of less than three months from the date of acquisition such as treasury bills and other eligible bills, investment and trading securities which are subject to insignificant risk of changes to fair value and are used by the Group in the management of its short-term commitments.

2.28    Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

2.29    Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

A financial guarantee contract, other than those assessed as insurance contracts, is recognised initially at their fair value and subsequently measured at the higher of: (a) the unamortized balance of the related fees received and deferred, and (b) the best estimate of the amount required to settle the guarantee at the reporting date.

2.30    Employee benefits

Group companies operate various post-employment benefit plans in accordance with local conditions and practices in their respective countries. Such plans are classified as defined benefit and defined contribution plans.

2.30.1   Pension plans

a. Defined benefit plans

A defined benefit plan is a post-employment benefit plan that defines an amount of benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation. For defined benefit plans, the liability is the present value of the defined benefit obligation as at the reporting date minus the fair value of the plan assets, including any adjustments for unrecognised actuarial gains/losses and past service cost. The Group follows the “corridor” approach of IAS 19 “Employee Benefits” according to which a certain amount of actuarial gains and losses remains unrecognised and are amortised over the average remaining service lives of the employees participating in the plan.  The defined benefit obligation and the related costs are calculated by independent actuaries on an annual basis using the projected unit credit method. The present value of the defined obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds or government bonds that are denominated in the currency in which the benefits will be paid and, which have terms to maturity approximating the terms of the related liability, or estimates of rates which take into account the risk and maturity of the related liabilities where a deep market in such bonds does not exist. Defined benefit plan costs, as estimated, are charged to the income statement and are included in staff costs.

b. Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions into a separate entity and has no legal or constructive obligations to pay further contributions, if the entity does not hold sufficient assets to pay all employees’ benefits relating to employee service in the current and prior periods. Group contributions to defined contribution plans are charged to the income statement in the year to which they relate and are included in staff costs.

2.30.2    Share based payment transactions

The Bank has a Group-wide stock option plan for the executive members of the Board of Directors, management and staff of the Group.  The fair value of the employee services received in exchange for the grant of the options is measured by reference to the fair value of the share options at the date on which they are granted and is recognised in the income statement over the period that the services are received, which is the vesting period.  The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted.  Fair value of the options granted is determined using an option-pricing model that takes into account the share price at the grant date, the exercise price of the option, the life of the option, the expected volatility of the share price over the life of the option, the expected dividends on it, and the risk-free interest rate over the life of the option.

When the options are exercised and new shares are issued, the proceeds received net of any transaction costs are credited to share capital (par value) and the surplus to share premium.

2.31    Income taxes

Income tax payable on profits, based on the applicable tax laws in each jurisdiction, is recognised as an expense in the period in which profits arise.

Deferred income tax is fully provided, using the liability method, on all temporary differences arising between the carrying amounts of assets and liabilities in the consolidated statement of financial position and their amounts as measured for tax purposes.

The principal temporary differences arise from revaluation of certain financial instruments, including securities and derivatives, insurance reserves and provisions for pensions and other post retirement benefits. Deferred tax assets relating to the unused tax losses carried forward are recognised to the extent that it is probable that sufficient taxable profits will be available in the future against which these losses can be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on laws that have been enacted or substantially enacted at the reporting date.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profits nor the accounting profits.

Notes to the Financial Statements

Group and Bank

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the management intends to settle its current tax assets and liabilities on a net basis.

Deferred income tax is recognised for temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax, related to fair value changes of available for sale investment securities and cash flow hedges, which are charged or credited to other comprehensive income, is also credited or charged to other comprehensive income where applicable and is subsequently recognised in the income statement together with the deferred gain or loss.

2.32    Debt securities in issue and other borrowed funds

Debt securities issued and other borrowed funds are initially recognised at fair value net of transaction costs incurred. Subsequent measurement is at amortised cost (unless they are designated as at fair value through profit or loss) and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

2.33    Share capital, treasury shares and other equity items

Share and other equity items issue costs: Incremental external costs directly attributable to the issue of shares and other equity items, other than on a business combination, are deducted from equity net of any related income tax benefit.

Dividends on ordinary shares, preference shares and preferred securities: Dividends on ordinary shares are recognised as a liability in the period in which they are approved by the Bank’s Shareholders at the Annual General Meeting.  Dividends on preference shares and preferred securities classified as equity are recognised as a liability in the period in which the Group becomes committed to pay the dividend.

Treasury shares: NBG shares held by the Group are classified as treasury shares and the consideration paid including any attributable incremental external costs, net of income taxes, is deducted from total shareholders’ equity until they are cancelled, reissued or resold. Treasury shares do not reduce the number of shares issued but affect the number of outstanding shares used in the calculation of earnings per share. Treasury shares held by the Bank are not eligible to receive cash dividends. Any difference between acquisition cost and ultimate proceeds from subsequent resale (or reissue) of treasury shares is included in shareholders’ equity and is therefore not to be considered a gain or loss to be included in the income statement.

2.34    Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is the person or group that allocates resources to and assesses the performance of the operating segments of an entity. The Group has determined the Group Executive Committee as its chief operating decision-maker.

All transactions between business segments are conducted on an arm’s length basis, with inter-segment revenue and costs being eliminated.  Income and expenses directly associated with each segment are included in determining business segment performance.

Geographical segments include income from assets that are either located or are managed in the respective geographical areas.

2.35    Assets and liabilities held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition.  Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification except as permitted by IFRS 5, and actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets held for sale are measured at their lower of carrying amount and fair value less costs to sell.  Assets and liabilities of disposal groups classified as held for sale and non-current assets classified as held for sale are shown separately on the face of the statement of financial position.

Impairment losses on initial classification as held for sale are included in income statement, even when there is a revaluation.  The same applies to gains and losses on subsequent re-measurement.

If the Group has classified an asset (or disposal group) as held for sale, but the criteria for classification as such are no longer met, the Group ceases to classify the asset (or disposal group) as held for sale.  The Group measures a non-current asset (or disposal group) that ceases to be classified as held for sale (or ceases to be included in a disposal group classified as held for sale) at the lower of:

(a)     its carrying amount before the asset (or disposal group) was classified as held for sale, adjusted for any depreciation or amortisation that would have been recognised had the asset (or disposal group) not been classified as held for sale, and

(b)    its recoverable amount at the date of the subsequent decision not to sell.

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is classified as held for sale or is a subsidiary acquired exclusively with a view to resale.  Classification as discontinued operations occurs upon disposal or when the operations meet the criteria to be classified as held for sale.

Notes to the Financial Statements

Group and Bank

The results of discontinued operations are shown as a single amount on the face of the income statement comprising the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognized either on measurement to fair value less costs to sell or on the disposal of the discontinued operation.

2.36    Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions.  Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.  Government grants relating to property, plant and equipment are included in other liabilities and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

2.37   Related party transactions

Related parties include entities, which the Bank has the ability to exercise significant influence in making financial and operating decisions.  Related parties include directors, their close relatives, companies owned or controlled by them and companies over which they can influence the financial and operating policies.  All banking transactions entered into with related parties are made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated parties and do not involve more than a normal amount of risk.

2.38    Fiduciary and trust activities

The Group provides fiduciary and trust services to individuals and other institutions, whereby it holds and manages assets or invests funds received in various financial instruments at the direction of the customer.  The Group receives fee income for providing these services.  Trust assets are not assets of the Group and are not recognised in the financial statements.  The Group is not exposed to any credit risk relating to such placements, as it does not guarantee these investments.

2.39    Earnings per share

A basic earnings per share (EPS) ratio is calculated by dividing the net profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period excluding the average number of ordinary shares purchased by the Group and held as treasury shares.

A diluted earnings per share ratio is computed using the same method as for basic EPS, but the determinants are adjusted to reflect the potential dilution that could occur if convertible debt securities, options, warrants or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

NOTE 3:        Critical judgments and estimates

The preparation of financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in the Consolidated and Bank financial statements. The Group believes that the judgments, estimates and assumptions used in the preparation of the Consolidated and Bank financial statements are appropriate given the factual circumstances as of 31 December 2010.

The most significant areas, for which judgments, estimates and assumptions are required in applying the Group’s accounting policies, are the following:

Fair value of financial instruments

The fair values of financial instruments that are not quoted in active markets are determined by using valuation techniques. These include present value methods and other models based mainly on observable input parameters and to a small extent to non-observable input parameters.

Valuation models are used primarily to value derivatives transacted in the over-the-counter market. All valuation models are validated before they are used as a basis for financial reporting, and periodically reviewed thereafter, by qualified personnel independent of the area that created the model. Wherever possible, the Group compares valuations derived from models with quoted prices of similar financial instruments and with actual values when realised, in order to further validate and calibrate its models.  A variety of factors are incorporated into the Group’s models, including actual or estimated market prices and rates, such as time value and volatility, market depth and liquidity, and changes in own credit risk for financial liabilities.

The Group applies its models consistently from one period to the next, ensuring comparability and continuity of valuations over time, but estimating fair value inherently involves a significant degree of judgment.  Management therefore establishes valuation adjustments to cover the risks associated with the estimation of unobservable input parameters and the assumptions within the models themselves.

Although a significant degree of judgment is, in some cases, required in establishing fair values, management believes the fair values recorded in the statement of financial position and the changes in fair values recorded in the income statement are prudent and reflective of the underlying economics, based on the controls and procedural safeguards employed.

Recognition and measurement of intangibles recognized upon business combinations

The Group accounts for the acquired businesses using the acquisition method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values.

Notes to the Financial Statements

Group and Bank

The application of the acquisition method requires certain estimates and assumptions especially concerning the determination of the fair values of the acquired intangible assets and property and equipment as well as the liabilities assumed at the date of the acquisition. Moreover the useful lives of the acquired intangible assets, property and equipment have to be determined. The judgments made in the context of the purchase price allocation can materially impact our future results of operations. Accordingly, for significant acquisitions, we obtain assistance from third party valuation specialists. The valuations are based on information available at the acquisition date.

Significant judgments and assumptions made regarding the purchase price allocation in the course of the acquisition of Finansbank and Vojvodjanska, include the following:

For the valuation of core deposits, the alternative source of funds method was applied. The value of Core Deposits Intangibles (‘‘CDI’’) is measured by the present value of the difference, or spread, between the CDI’s ongoing cost and the cost of a market alternative replacement. Acquired core deposit accounts typically provide a low-cost source of funds to the buyer. To replace these established, low-cost deposit accounts in a timely manner, any potential buyer’s alternative would be to utilize higher-cost funds at current market rates. The valuation results were also subject to sensitivity analysis.

For the valuation of customer relationships, the multi-period excess of earnings method was applied. Excess earnings can be defined as the difference between the net operating profit attributable to the existing customers at the acquisition date and the required cost of invested capital on all the other assets (contributory assets such as fixed assets, CDI, trade name, assembled workforce and software) used in order to deliver a product or maintain the customer relationship. Value is estimated through the sum of the discounted future excess earnings attributable to these customers over the remaining life span of the customer relationship. The valuation results were also subject to sensitivity analysis.

For the valuation of brands, the relief-from-royalty method was applied which is based on hypothetical royalty income attributable to an asset. In particular, it estimates the expected annual royalty cost savings that result from the company’s ownership of trademarks and licenses on which it does not have to pay royalties to a licensor. The intangible asset is then recognized at the present value of these savings. The valuation results were also subject to sensitivity analysis. The corporate brands used by Finansbank and Vojvodjanska are assessed to have an indefinite life based on their qualitative characteristics (history, strength, market awareness, etc.), as well as the circumstances of the trade name in relation to the specific acquisition.

For the valuation of software, the cost approach method was applied. The cost approach is based upon the economic principles of substitution and price equilibrium. The cost approach suggests that a prudent investor would not pay, for an intangible, more that its costs to acquire a comparable intangible on the market. The reproduction cost methodology is based on the assumption that the value of any intangible asset is the cost incurred to reconstruct or purchase an exact replica of the given intangible asset. The software intangible has been valued using the reproduction cost methodology.

Impairment assessment of goodwill in consolidated financial statements, and investments in subsidiaries, associates and joint ventures in individual financial statements

The Group accounts for and assesses for impairment goodwill as described in Notes 2.24 and 25, and assesses for impairment investments in subsidiaries, associates and joint ventures in individual financial statements as described in Note 2.3.10.  This assessment requires the use of certain assumptions and estimates, which the management believes are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results.

Allowance for loan losses

The amount of the allowance set aside for loan losses is based upon management’s ongoing assessments of the probable estimated losses inherent in the loan portfolio.  Assessments are conducted by members of management responsible for various types of loans employing a methodology and guidelines, which are continually monitored and improved.

This methodology has two primary components: specific allowances and collective allowances and is described in Note 2.13.

Applying this methodology requires management to make estimates regarding the amount and timing of the cash flows, which are expected to be received.  In estimating these cash flows, management makes judgments about the counterparty’s financial situation and the net realizable value of any underlying collateral or guarantees in favour of the Group.  Each impaired asset is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently reviewed.

In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance, assumptions are made both to define the way inherent losses are modelled and to determine the required input parameters, based on historical experience and current economic conditions. The accuracy of the allowances and provisions depends on the model assumptions and parameters used in determining collective allowances.  While this necessarily involves judgment, management believes that the allowances and provisions are reasonable and supportable.

Allowances for loan losses made by foreign subsidiaries are estimated by each subsidiary using similar criteria as the Bank uses in Greece. As the process for determining the adequacy of the allowance requires subjective and complex judgment by management about the effect of matters that are inherently uncertain, subsequent evaluations of the loan portfolio, in light of the factors then prevailing, may result in changes in the allowance for loan losses.

Insurance reserves

Insurance reserves for life insurance operations (long-duration contracts) are estimated using approved actuarial methods that include assumptions about future investment yields, mortality, expenses, options and guarantees, morbidity and terminations. Insurance reserves for property and casualty insurance operations (short-duration contracts) are determined using loss estimates, which rely on actuarial observations of loss experience for similar historic events.  Assumptions and observations of loss experience are periodically adjusted, with the support of qualified actuaries,

Notes to the Financial Statements

Group and Bank

in order to reflect current conditions.  Any additional future losses anticipated from the revision of assumptions and estimations is charged to the income statement.

We continue to monitor potential for changes in loss estimates in order to ensure that our recorded reserves in each reporting period reflect current conditions.

Net periodic benefit cost

The net periodic benefit cost is actuarially determined using assumed discount rates, assumed rates of compensation increase and the expected return on plan assets.  These assumptions are ultimately determined by reviewing the Group’s salary increases each year. The expected long-term return on plan assets represents management’s expectation of the average rate of earnings on the funds invested to provide for the benefits included in the projected benefit obligation.  To determine the expected long-term rate of return assumption the Group and its advisors make forward-looking assumptions in the context of historical returns and volatilities for each asset class as well as correlations among asset classes.  The expected long-term rate of return assumption is annually adjusted based on revised expectations of future investment performance of the overall capital markets, as well as changes to local regulations affecting investment strategy.

Impairment of investment securities

The Group follows the guidance of IAS 39 to determine when investment securities are impaired. This determination requires significant judgement.

In particular, for investments in equity instruments, the Group evaluates, among other factors, whether there has been a significant or prolonged decline in the fair value below its cost.  This determination of what is significant or prolonged requires judgment. In making this judgment, the Group evaluates among other factors, the normal volatility in share price and the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flow.

For investments in debt instruments, the Group assesses whether the issuer is expected to meet all payment obligations when due. This assessment takes into consideration the financial condition of the issuer, as well as, the existence of:

•             the IMF/ Eurozone Stabilization and Recovery Program, jointly supported by the IMF and the EU, with the support of the European Central Bank (“ECB”) and designed to provide significant financial support to the Hellenic Republic of €110 billion over the next three years in the form of credit facilities.

•             the Hellenic Republic’s Bank Support Plan that provides support to the Greek banks.

Put options on non-controlling interests

Written put options that form part of a business combination are accounted for as a liability (Note 2.3.5). The liability is measured at fair value, using valuation techniques based on best estimates available to the management.

Consolidation of SPEs

In assessing and determining if the Group controls SPEs, judgment is made about the Group’s exposure to the risks, rewards and its ability to make operational decisions.

Income taxes

The Group is subject to income taxes in various jurisdictions. Significant judgement is required in determining the provision for income taxes. There are certain transactions and calculations for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Realization of deferred tax assets is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future and the level of future tax expense.

Notes to the Financial Statements

Group and Bank

NOTE 4:                        Financial risk management

The Group considers effective risk management to be a key factor in its ability to deliver sustained returns to the shareholders.  The Group allocates substantial resources to upgrading its policies, methods and infrastructure to ensure compliance with best international practices and the guidelines of the Basel Committee for Banking Supervision.

4.1 Risk management governance

The Group aims to adopt practices regarding risk management governance, taking into account all relevant guidelines and regulatory requirements, as set by the Basel Committee on Banking Supervision, the Committee of European Banking Supervisors, the Bank of Greece and the Hellenic Capital Market Committee, as well as any decisions of the competent authorities supervising the Group’s entities.

The Group’s risk governance framework comprises a number of different constituents.  In particular, the Board of Directors has established the Board Risk Committee (“BRC”) overseeing all risk management functions across the Group.  All risk management units report to the NBG Group Risk Control and Architecture Division (“GRCAD”) and to the NBG Group Market and Operational Risk Management Division (“GMORMD”), which are supervised by the Group Risk Manager. A separate compliance function, the Compliance Division, oversees all internal and external compliance matters, such as applicable Greek and EU, laws and regulations, as well as accounting standards.  The Internal Audit—Inspection Division, which reports directly to the Board of Directors through the Audit Committee, complements the risk management framework and acts as an independent reviewer, focusing on the effectiveness of the risk management framework and control environment.

4.1.1       Board Risk Committee

The Board Risk Committee (BRC) forms and submits for approval to the Board of Directors the risk assumption and capital management strategy of the Bank and the Group, on an annual basis. Also, it sets the principles and approves the policies that should govern the management of risk and monitors the implementation and outcome of these policies.

The members of the BRC are the Chairman of the Board, the Chief Executive Officer (CEO) and two other non-executive members of the Board. The Committee is chaired by the CEO of the Group.

The BRC has the responsibility to review reports and evaluate the overall risk exposure of the Bank and the Group on a regular basis, taking into account the approved strategy and the business plan of the Group. To the BRC proposes the Group Risk Manager.

4.1.2           Group Risk Control and Architecture Division and Group Market and Operational Risk Management Division

Both these divisions seek to protect the Group against unforeseen losses and to maintain earnings stability through independent identification and assessment of risks. The framework used for the evaluation of different types of risks is based on generally accepted banking practices, producing transparent, objective and consistent risk management information as the basis for organizing the Group structure. Their role in maximizing the Bank’s earnings potential involves measuring performance on a risk-adjusted basis and allocating capital accordingly.  In addition, they are responsible for providing the BRC with accurate data and analysis required for measuring, monitoring and managing risks and for supporting the implementation of risk management decisions.

Both Divisions have the responsibility to:

•             Analyze, measure, monitor, control, mitigate and report to management all significant on- and off-balance sheet risks undertaken at the Bank and the Group level;

•             Adopt risk management policies with regard to significant credit, market, operational and other risks undertaken by the Bank and the Group;

•             Evaluate the regulatory and internal capital that is required in respect of all aforementioned risks and estimating all relevant capital ratios of the Bank and the Group;

•             Establish a framework for undertaking risk applicable to all levels of management and collective bodies of the Bank and the Group;

•             Establish early warning systems and perform stress tests on a regular basis; and

•             Guide decision making processes at the Group level by providing the necessary risk management related evaluation.

4.1.3           Asset and liability management

The asset/liability and risk management policy is designed to structure the balance sheet in order to control exposure to liquidity, interest rate and exchange rate risks, as well as to enable the Group to take advantage of market opportunities which may contribute to its profitability.

Although the asset and liability management policies of the Bank and the other subsidiaries in the Group are currently planned and implemented separately, the Bank’s Asset and Liability Committee (“ALCO”) sets the general guidelines for asset and liability management. ALCO determines the Bank’s strategy and policy as to matters relating to the structuring and management of assets and liabilities taking into account the current market conditions and the risk limits set by the Bank. The Bank’s ALCO meets monthly and is comprised of the Chief Executive Officer, the Deputy Chief Executive Officers, General Managers and the Deputy General Manager of the Bank involved in the asset allocation functions. Day-to-day asset and liability management is delegated to the Treasury, which is divided into several operating units. The subsidiaries of the Group follow asset and liability management policies similar to those of the Bank.

4.1.4           Internal audit

Internal audit in the NBG Group has the objective of conducting assurance and consulting activities designed to add value and improve operations.

4.1.5           Management of specific risks

The Group risk management processes distinguish among the following kinds of specific risks: credit risk, market risk, liquidity risk, and insurance risk, as discussed in the sections below.

Notes to the Financial Statements

Group and Bank

4.2 Credit risk

Credit risk is the risk of financial loss relating to the failure of a borrower to honour its contractual obligations. It arises in lending activities as well as in various other activities where we are exposed to the risk of counterparty default, such as our trading, capital markets and settlement activities. The risk of counterparty default is the largest single risk we face. Our credit risk processes are conducted separately by the Bank and each of our subsidiaries. The credit risk procedures established by the subsidiaries are coordinated by the GRCAD.

4.2.1           Credit granting processes

The Group’s credit granting processes include:

•             Credit-granting criteria based on the particular target market, the borrower or counterparty, as well as the purpose and structure of the credit and its source of repayment

•             Credit limits that aggregate in a comparable and meaningful manner different types of exposures, at various levels

•             Clearly established procedures for approving new credits as well as the amendment, renewal and re-financing of existing credits.

The Group maintains on-going credit administration, measurement and monitoring processes, including in particular:

•             Documented credit risk policies

•             Internal risk rating systems

•             Information systems and analytical techniques that enable measurement of credit risk inherent in all relevant activities.

The Group’s internal controls that are implemented for the credit risk related processes include:

•             Proper management of the credit-granting functions

•             Periodical and timely remedial actions on deteriorating credits

•             Independent, ongoing assessment of the credit risk management processes by Internal Audit, covering in particular the credit risk systems/models employed by the Group.

4.2.2           Credit ratings

The credit risk process for the Bank is managed centrally by the GRCAD, which works closely with the centralised underwriting units responsible for the particular type of loans.

The Group uses different credit risk rating systems for its various portfolios.  Credit risk rating systems are implemented to assign borrower ratings.  Furthermore, credit risk estimation models are implemented to generate statistical estimates of expected loss (EL) by calculation of risk parameters, i.e. the probability of default (PD), loss given default (LGD) and exposure at default (EAD).

4.2.3           Impairment and provisioning policy

The Bank has a comprehensive financial assets impairment provision and write off policy which also applies to all subsidiaries and establishes guidelines for the assessment process. The Group’s impairment and provisioning policy is described in Note 2.13. In addition, an impairment provision and write off committee has been established, which approves the amount of allowance for impairment on an individual basis for customers’ exposures individually assessed and on a collective basis for portfolios collectively assessed. Members of this committee are members of the Group’s senior management.

4.2.4           Maximum exposure to credit risk before collateral held or other credit enhancements

The following table represents a worst case scenario of credit risk exposure of the Group and the Bank at 31 December 2010 and 2009, without taking account of any collateral held or other credit enhancements attached.

For on-balance sheet assets, the exposures set out below are based on net carrying amounts as reported in the balance sheet:

Maximum exposure to credit risk before collateral and other credit enhancements

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Due from banks	3.321.454	3.707.911	7.091.089	5.881.701
Trading securities (Note 19)	1.653.335	3.976.090	1.080.431	3.001.891
Financial assets designated at fair value through profit or loss (Note 19)	33.569	34.017	—	—
Derivative financial instruments	1.731.192	1.875.851	1.542.961	1.670.914
Loans and advances to customers	77.261.870	74.752.545	58.242.991	58.129.698
Investment securities (Note 22)	19.485.971	15.402.614	11.677.118	9.370.638
Other assets	1.852.009	2.034.533	1.386.917	1.446.269
Credit commitments (Note 37) *	25.433.548	26.463.545	15.422.727	18.568.183
Total	130.772.948	128.247.106	96.444.234	98.069.294

*       Credit commitments at 31 December 2010 include commitments to extend credit, Written standby letters of credit and financial guarantees and Commercial letters of credit (see Note 37). Commitments to extend credit include amounts of €901 million for the Group (2009: €1.597 million) and €238 million for the Bank (2009: €396 million) relating to commitments to extend credit, which cannot be cancelled and are those included in the Risk Weighted Assets calculation under the IRB rules (see Note 4.6).

Notes to the Financial Statements

Group and Bank

4.2.5           Collateral and other credit enhancements

Counterparty risk

The Group faces counterparty risk from the OTC transactions and the repo agreements in which it engages, among others. Counterparty risk is the risk arising from an obligor’s failure to meet its contractual obligations. For the efficient management of counterparty risk, the Bank has established a framework of counterparty limits. The setting and monitoring of these limits is a responsibility of the GMORMD.

Counterparty limits are set based on the credit rating of the financial institutions and the product type. The credit ratings are provided by the internationally recognized ratings agencies Moody’s and Standard & Poor’s. According to the Bank’s policy, if there is a divergence between the two agencies regarding the creditworthiness of a financial institution, the rating which is taken into consideration is the lowest.

The counterparty limits apply to all financial products in which the Treasury is active in the interbank market. The limits framework is revised according to the business needs of the Bank and the prevailing conditions in the international financial markets. A similar limit structure for the management of counterparty risk is enforced across all of the Group’s subsidiaries.

The Group seeks to reduce counterparty risk by standardizing relationships with counterparties through ISDA, GMRA and GMSLA contracts that respectively include all necessary closeout netting clauses and margining agreements. Additionally, for the most active counterparties in over-the-counter derivatives, credit support annexes have been put in effect so that on the basis of daily valuations, net current exposures are managed through margin accounts where cash collaterals can be reciprocally posted.

The Group avoids taking positions on derivative contracts where the values of the underlying assets are highly correlated with the credit quality of the counterparty.

Loans and advances to customers

The most common practice used by the Group to mitigate credit risk is the taking of security for funds advances. The Group implements guidelines on the acceptability of specific classes of collateral. The principal collateral types for loans and advances to customers are:

•             Mortgages over residential properties;

•             Charges over business assets such as premises, ships, vehicles, inventory and accounts receivable;

•             Charges over financial instruments such as debt securities and equities;

•             Cash collaterals;

•             State, bank or personal guarantees.

Longer-term finance and lending to corporate entities are generally secured. Revolving credit facilities to individuals are generally unsecured. In addition, in order to mitigate the potential credit loss the Group will seek additional collateral from the counterparty as soon as impairment indicators are noticed for the relevant individual loans and advances to customers.  Debt securities, treasury and other eligible bills are generally unsecured.

Notes to the Financial Statements

Group and Bank

4.2.6           Loans and advances to customers and due from banks

Credit quality of loans and advances to customers and due from banks is summarised as follows:

Loans and advances to customers and due from banks - Group

As at 31 December 2010	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total loans and advances to customers	Due from banks

Neither past due nor impaired	20.587.652	5.273.888	3.892.004	4.406.055	31.405.574	65.565.173	3.319.197
Past due but not impaired	3.545.597	1.128.635	656.067	930.828	1.854.762	8.115.889	1.299
Impaired — collective	1.318.185	1.509.737	843.434	770.772	364.022	4.806.150	—
Impaired — individual	114.277	36.191	2.972	312.853	1.869.984	2.336.277	10.349
Total before allowance for impairment	25.565.711	7.948.451	5.394.477	6.420.508	35.494.342	80.823.489	3.330.845
Total allowance for impairment	(304.370)	(843.557)	(579.547)	(574.729)	(1.259.416)	(3.561.619)	(9.391)
Total	25.261.341	7.104.894	4.814.930	5.845.779	34.234.926	77.261.870	3.321.454

As at 31 December 2009	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total loans and advances to customers	Due from banks

Neither past due nor impaired	20.633.566	5.747.027	3.186.812	5.025.700	29.766.638	64.359.743	3.705.615
Past due but not impaired	2.860.329	1.082.545	686.881	1.222.691	2.047.653	7.900.099	1.408
Impaired — collective	926.200	1.005.761	547.927	403.986	302.294	3.186.168	—
Impaired — individual	61.778	31.651	2.682	165.917	1.503.678	1.765.706	10.164
Total before allowance for impairment	24.481.873	7.866.984	4.424.302	6.818.294	33.620.263	77.211.716	3.717.187
Total allowance for impairment	(170.245)	(506.870)	(370.266)	(404.238)	(1.007.552)	(2.459.171)	(9.276)
Total	24.311.628	7.360.114	4.054.036	6.414.056	32.612.711	74.752.545	3.707.911

Credit quality of loans and advances to customers and due from banks neither past due nor impaired - Group

As at 31 December 2010	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total loans and advances to customers	Due from banks

Satisfactory	20.345.730	5.044.078	3.892.004	3.825.698	29.689.057	62.796.567	3.319.197
Watch list or substandard	241.922	229.810	—	580.357	1.716.517	2.768.606	—
Total	20.587.652	5.273.888	3.892.004	4.406.055	31.405.574	65.565.173	3.319.197

As at 31 December 2009	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total loans and advances to customers	Due from banks

Satisfactory	20.597.437	5.735.417	3.186.812	4.287.207	28.403.404	62.210.277	3.705.615
Watch list or substandard	36.129	11.610	—	738.493	1.363.234	2.149.466	—
Total	20.633.566	5.747.027	3.186.812	5.025.700	29.766.638	64.359.743	3.705.615

Notes to the Financial Statements

Group and Bank

Ageing analysis of loans and advances to customers and due from banks past due but not impaired - Group

As at 31 December 2010	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total loans and advances to customers	Due from banks

Past due up to 30 days	1.736.795	702.486	473.008	517.810	1.007.216	4.437.315	—
Past due 31-90 days	1.174.924	426.149	183.059	300.400	641.098	2.725.630	—
Past due over 90 days	633.878	—	—	112.618	206.448	952.944	1.299
Total	3.545.597	1.128.635	656.067	930.828	1.854.762	8.115.889	1.299

As at 31 December 2009	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total loans and advances to customers	Due from banks

Past due up to 30 days	1.476.842	701.148	454.176	702.587	1.339.508	4.674.261	—
Past due 31-90 days	829.640	381.397	232.705	333.514	639.278	2.416.534	—
Past due over 90 days	553.847	—	—	186.590	68.867	809.304	1.408
Total	2.860.329	1.082.545	686.881	1.222.691	2.047.653	7.900.099	1.408

Loans and advances to customers and due from banks - Bank

As at 31 December 2010	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total loans and advances to customers	Due from banks

Neither past due nor impaired	16.460.870	3.413.237	996.390	2.812.153	26.667.880	50.350.530	7.089.790
Past due but not impaired	3.045.968	726.684	310.888	647.169	771.345	5.502.054	1.299
Impaired - collective	1.280.307	1.153.532	500.848	550.215	172.964	3.657.866	—
Impaired - individual	9.258	2.604	—	113.082	858.976	983.920	—
Total before allowance for impairment	20.796.403	5.296.057	1.808.126	4.122.619	28.471.165	60.494.370	7.091.089
Total allowance for impairment	(252.941)	(602.918)	(344.099)	(371.974)	(679.447)	(2.251.379)	—
Total	20.543.462	4.693.139	1.464.027	3.750.645	27.791.718	58.242.991	7.091.089

As at 31 December 2009	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total loans and advances to customers	Due from banks

Neither past due nor impaired	17.326.355	3.973.871	1.236.059	3.351.801	25.729.166	51.617.252	5.880.293
Past due but not impaired	2.443.320	676.790	378.516	747.386	602.109	4.848.121	1.408
Impaired - collective	885.560	704.586	335.500	324.826	218.028	2.468.500	—
Impaired - individual	9.033	2.353	—	86.263	539.574	637.223	—
Total before allowance for impairment	20.664.268	5.357.600	1.950.075	4.510.276	27.088.877	59.571.096	5.881.701
Total allowance for impairment	(145.491)	(291.481)	(209.048)	(270.964)	(524.414)	(1.441.398)	—
Total	20.518.777	5.066.119	1.741.027	4.239.312	26.564.463	58.129.698	5.881.701

Notes to the Financial Statements

Group and Bank

Credit quality of loans and advances to customers and due from banks neither past due nor impaired - Bank

As at 31 December 2010	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total loans and advances to customers	Due from banks

Satisfactory	16.254.306	3.253.814	996.390	2.277.079	25.364.032	48.145.621	7.089.790
Watch list or substandard	206.564	159.423	—	535.074	1.303.848	2.204.909	—
Total	16.460.870	3.413.237	996.390	2.812.153	26.667.880	50.350.530	7.089.790

As at 31 December 2009	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total Loans and advances to customers	Due from banks

Satisfactory	17.291.127	3.966.946	1.236.059	2.675.523	24.768.681	49.938.336	5.880.293
Watch list or substandard	35.228	6.925	—	676.278	960.485	1.678.916	—
Total	17.326.355	3.973.871	1.236.059	3.351.801	25.729.166	51.617.252	5.880.293

Ageing analysis of loans and advances to customers and due from banks past due but not impaired - Bank

As at 31 December 2010	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total Loans and advances to customers	Due from banks

Past due up to 30 days	1.435.334	439.278	204.872	362.219	520.830	2.962.533	—
Past due 31-90 days	989.724	287.406	106.016	177.014	140.164	1.700.324	—
Past due over 90 days	620.910	—	—	107.936	110.351	839.197	1.299
Total	3.045.968	726.684	310.888	647.169	771.345	5.502.054	1.299

As at 31 December 2009	Mortgages	Consumer loans	Credit cards	Small business lending	Corporate and public sector lending	Total Loans and advances to customers	Due from banks

Past due up to 30 days	1.218.922	434.018	252.109	408.111	483.909	2.797.069	—
Past due 31-90 days	688.230	242.772	126.407	203.826	87.564	1.348.799	—
Past due over 90 days	536.168	—	—	135.449	30.636	702.253	1.408
Total	2.443.320	676.790	378.516	747.386	602.109	4.848.121	1.408

Loans and advances to customers renegotiated

The Group may renegotiate the terms of certain loans that are either past due or impaired (see Note 2.14). At 31 December 2010, the Group’s and the Bank’s renegotiated loans that would otherwise be past due or impaired totaled €1.002.811 and €588.778, respectively (2009: €287.444 and €88.760, respectively).

Repossessed collateral

During 2010, the Group obtained assets by taking possession of collateral held as security of €75.124 (2009: €64.469). The corresponding figures for the Bank are €7.744 at 31 December 2010 (2009: €5.209).

Almost all repossessed assets relate to properties.  Repossessed properties are sold as soon as practicable.  Repossessed assets are classified in the balance sheet within other assets.

Notes to the Financial Statements

Group and Bank

4.2.7           Credit risk concentration

The geographical concentration of the Group’s and Bank’s loans and advances to customers and credit commitments is summarised in the following tables:

Geographical concentration of loans and advances to customers and credit commitments - Group

	Loan portfolio				Credit commitments
	31.12.2010		31.12.2009		31.12.2010 *		31.12.2009 *

Greece	52.707.655	68%	53.134.042	71%	13.788.130	55%	17.217.951	65%
Turkey	14.625.301	19%	10.994.741	15%	9.489.370	37%	6.826.144	26%
SE Europe and Cyprus	8.320.087	11%	9.003.710	12%	1.077.863	4%	1.038.345	4%
West European Countries	1.379.007	2%	1.459.363	2%	1.015.415	4%	1.339.616	5%
Africa	229.820	—	160.689	—	62.770	—	41.489	—
Total	77.261.870		74.752.545		25.433.548		26.463.545

Geographical concentration of loans and advances to customers and credit commitments - Bank

	Loan portfolio				Credit commitments
	31.12.2010		31.12.2009		31.12.2010 *		31.12.2009 *

Greece	53.049.179	91%	52.998.688	91%	14.335.533	93%	17.096.100	92%
Turkey	1.224.723	2%	981.968	1%	—	—	—	—
SE Europe and Cyprus	2.386.752	4%	2.616.798	5%	36.709	—	111.008	1%
West European Countries	1.471.926	3%	1.467.924	3%	1.010.973	7%	1.328.686	7%
Africa	110.411	—	64.320	—	39.512	—	32.389	—
Total	58.242.991		58.129.698		15.422.727		18.568.183

*Credit commitments at 31 December 2010 include Commitments to extend credit, Written standby letters of credit and financial guarantees and Commercial letters of credit (see Note 37).  Commitments to extend credit include amounts of €901 million for the Group (2009: €1.597 million) and €238 million for the Bank (2009: €396 million) relating to commitments to extend credit, which cannot be cancelled and are those included in the Risk Weighted Assets calculation under the IRB rules (see Note 4.6).

The concentration by industry sector of the Group’s and Bank’s loans and advances to customers is summarised in the following table:

Industry concentration of loans and advances to customers

	Group				Bank
	31.12.2010		31.12.2009		31.12.2010		31.12.2009

Private individuals	37.770.917	49%	36.253.528	49%	26.704.471	47%	27.325.905	47%
Trade and services (excl. tourism)	9.877.541	13%	10.481.852	15%	10.077.590	17%	10.143.086	17%
Professionals	2.489.313	3%	1.741.872	2%	654.678	1%	469.038	1%
Industry & mining	5.478.672	7%	5.549.710	7%	3.402.377	6%	3.590.859	6%
Small scale industry	2.767.023	4%	2.927.130	4%	1.388.542	2%	1.605.401	3%
Government and agencies	9.936.318	13%	9.106.094	12%	9.841.775	17%	9.067.481	16%
Construction and real estate development	3.039.759	4%	3.196.633	4%	1.736.476	3%	1.792.423	3%
Shipping	1.872.067	2%	1.669.764	2%	1.864.314	3%	1.651.911	3%
Transportation and telecommunications (excl. shipping)	1.223.239	2%	1.277.488	2%	763.897	1%	723.330	1%
Energy	1.049.754	1%	792.139	1%	823.831	1%	616.284	1%
Tourism	791.620	1%	834.416	1%	484.867	1%	527.094	1%
Other	965.647	1%	921.919	1%	500.173	1%	616.886	1%
Total	77.261.870		74.752.545		58.242.991		58.129.698

Notes to the Financial Statements

Group and Bank

4.2.8           Debt securities

The tables below present an analysis of debt securities, treasury bills and other eligible bills by rating agency designation at 31 December 2010 and 2009, based on Moody’s ratings or their equivalent:

Ratings - Group

As at 31 December 2010	Trading securities	Designated as at fair value through profit or loss	Available for sale	Held to maturity	Loans and receivables	Total

Aaa	7.063	—	129.197	60.034	41.525	237.819
Aa1 to A3	463.828	—	837.487	22.203	225.373	1.548.891
Baa1 to Ba3	1.179.041	33.569	5.972.002	3.544.047	8.526.764	19.255.423
Lower than Ba3	2.211	—	74.329	—	20.087	96.627
Unrated	1.192	—	29.923	—	3.000	34.115
Total	1.653.335	33.569	7.042.938	3.626.284	8.816.749	21.172.875

As at 31 December 2009	Trading securities	Designated as at fair value through profit or loss	Available for sale	Held to maturity	Loans and receivables	Total

Aaa	19.972	—	428.986	60.214	39.595	548.767
Aa1 to A3	3.644.088	—	9.360.230	39.404	1.813.736	14.857.458
Baa1 to Ba3	306.836	34.017	3.575.112	—	21.192	3.937.157
Lower than Ba3	3.846	—	22.886	—	66	26.798
Unrated	1.348	—	37.948	—	3.245	42.541
Total	3.976.090	34.017	13.425.162	99.618	1.877.834	19.412.721

Ratings - Bank

As at 31 December 2010	Trading securities	Designated as at fair value through profit or loss	Available for sale	Held to maturity	Loans and receivables	Total

Aaa	7.063	—	129.197	—	41.525	177.785
Aa1 to A3	80.553	—	386.516	11.077	215.901	694.047
Baa1 to Ba3	990.604	—	2.079.064	1.901.944	6.754.390	11.726.002
Lower than Ba3	2.211	—	72.904	—	20.087	95.202
Unrated	—	—	—	61.513	3.000	64.513
Total	1.080.431	—	2.667.681	1.974.534	7.034.903	12.757.549

As at 31 December 2009	Trading securities	Designated as at fair value through profit or loss	Available for sale	Held to maturity	Loans and receivables	Total

Aaa	12.978	—	428.986	—	39.595	481.559
Aa1 to A3	2.835.891	—	5.845.048	—	1.432.730	10.113.669
Baa1 to Ba3	150.128	—	654.886	806.801	7.916	1.619.731
Lower than Ba3	2.894	—	25.971	—	3.311	32.176
Unrated	—	—	—	125.394	—	125.394
Total	3.001.891	—	6.954.891	932.195	1.483.552	12.372.529

Notes to the Financial Statements

Group and Bank

4.3 Market risk

Market risk arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity and bond prices and foreign exchange rates) and their levels of volatility.  In recent years, the Group has expanded its trading activities to a wide variety of financial products in order to enhance profitability and service its clientele. These trading activities involve the undertaking of market risk, which the Group seeks to identify, estimate, monitor and manage effectively through a framework of principles, measurement processes and a valid set of limits that apply to all of the Group’s transactions. The most significant types of market risk for the Group are interest rate risk, equity risk and foreign exchange risk.

Interest rate risk is the risk related to the potential loss on the Group’s portfolio due to adverse movements in the interest rates.  A principal source of interest rate risk exposure arises from the Group’s trading and available-for-sale bond portfolios, and the interest rate exchange traded and OTC transactions.

More specifically, the Bank retains a substantial portfolio of Greek sovereign debt and also holds positions in Greek and International corporate issuances.  In order to provide a hedge for the interest rate risk arising from the position in fixed-rate Greek government bonds, the Bank enters into future contracts on 2, 5 and 10 years German government bonds. To a lesser extent, the Bank maintains positions in bond and interest rate futures for speculative purposes. Additionally, the Bank is active in the swap market, by engaging into vanilla and more sophisticated deals for hedging and proprietary purposes.  As a means of hedging, the Bank uses swaps to convert the fixed rate risk into floating rate risk in order to reduce earnings volatility.

Apart from the Bank, the most significant source of market risk on a Group level is related to Finansbank’s portfolio. Of the three types of market risk (interest rate, equity and foreign exchange risk), Finansbank is mostly exposed to interest rate risk. Finansbank has to manage the interest rate risk that derives from the positions it retains in Turkish government bonds, denominated mostly in Turkish Lira.  In addition, Finansbank enters into swap transactions either for hedging purposes, or for proprietary reasons.  As a means of hedging, Finansbank enters into swap transactions in order to hedge the interest rate risk of its Eurobond portfolio, which consists of Turkish government bonds denominated in foreign currency.

Moreover, Finansbank obtains liquidity in US dollars which are then converted into Turkish Lira through Cross Currency Interest Rate Swaps, in order to offer loans to its clientele.  These Cross Currency Interest Rate Swaps also act as a hedge to the interest rate risk inherent in Finansbank’s loan portfolio.

Equity risk is the risk related to the potential loss that might occur due to adverse movements in the prices of stocks and equity indices. The Group holds a portfolio of stocks, the majority of which are traded on the Athens Exchange, and also retains positions in stock and equity index derivatives traded in the Greek and international exchanges.  The cash portfolio comprises of trading (i.e. short-term) and available-for-sale (i.e. long-term) positions. The portfolio of equity derivatives is held for trading purposes and as a mechanism to hedge the equity risk arising from the Group’s cash position and from the equity-linked products offered to its clientele.  In the same context and to a lesser extent, the Group also enters into OTC equity transactions for trading and hedging purposes.

Foreign exchange risk is the risk related to potential loss due to adverse movements in foreign exchange rates.  The foreign exchange risk derives from the net Open Currency Position (“OCP”) of the Bank, which primarily consists of transactions in foreign currencies (i.e. foreign exchange spot and forward deals) executed by the Treasury Division. The OCP is distinguished between Trading and Structural OCP. The Structural OCP contains all of the Bank’s assets and liabilities in foreign currency (i.e. loans, deposits, etc), along with the foreign exchange transactions performed by the Treasury Division.

On a Group level, the foreign exchange risk derives from the OCP of each subsidiary, due to the transactions in foreign currencies performed by the local treasury divisions.

The Group trades in all major currencies, holding mainly short-term positions for trading purposes and for servicing its institutional, corporate, domestic and international clientele.  According to the Bank’s policy, at the end of each trading day the OCP should remain with the limits set by the Treasury Division and the GMORMD. The same policy applies to all of our subsidiaries.

Furthermore, the Group has to manage its exposure to Turkish Lira, in order to reduce equity volatility arising from the conversion of Finansbank’s assets and liabilities from Turkish Lira into Euro.

4.3.1           Market risk on trading and available-for-sale portfolio

The Bank estimates the market risk of its trading and available-for-sale (“AFS”) portfolios by applying a Value-at-Risk (“VaR”) methodology. In particular, the Bank has adopted the variance-covariance methodology, with a 99% confidence interval and one day holding period.  The VaR is calculated on a daily basis for the Bank’s Trading and AFS portfolios, along with the VaR per risk type (interest rate, equity and foreign exchange risk). The system used is Risk Watch and it is created by Algorithmics.  Both the model and the calculations have been thoroughly examined and approved by the Bank of Greece, as well as by internal auditors and external consultants.

The Bank has also established a framework of VaR limits in order to control and manage more efficiently the risks to which it is exposed. These limits have been determined by reference to worldwide best practices; they refer not only to specific types of market risk, such as interest rate, foreign exchange and equity risk, but also to the overall market risk of the Bank’s trading and AFS portfolios.

The tables below present the Bank’s VaR for 2010 and 2009:

2010	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	6.193	5.481	2.369	858
Average (daily value)	13.188	13.394	3.943	1.084
Max (daily value)	40.279	45.358	8.045	2.334
Min (daily value)	5.358	4.180	2.369	623

2009	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	19.876	20.280	4.149	1.635
Average (daily value)	16.014	15.910	3.307	1.296
Max (daily value)	30.888	30.205	5.661	3.084
Min (daily value)	6.361	6.426	2.097	552

Notes to the Financial Statements

Group and Bank

Apart from the Bank, market risk on a Group level mainly derives from the positions held in Finansbank’s trading and AFS portfolios. It should be mentioned that the market risk undertaken by the rest of our subsidiaries is insignificant. In order to monitor and efficiently manage market risk, Finansbank calculates on a daily basis the VaR of both its trading and AFS portfolios, as well as the VaR per risk type (interest rate, equity and foreign exchange risk). The calculations refer to a 99% confidence interval and one day holding period. The system used is RiskWatch.

Finansbank has also established a framework of VaR limits, similar to the one that the Bank has in place.

The tables below present Finansbank’s VaR for 2010 and 2009:

2010	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	12.112	12.361	248	491
Average (daily values)	8.534	8.364	92	1.242
Max (daily values)	14.471	15.026	348	4.963
Min (daily values)	2.771	2.838	0,1	101

2009	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	3.696	3.527	42	1.192
Average (daily values)	6.498	6.179	112	815
Max (daily values)	21.901	22.470	882	3.543
Min (daily values)	2.267	1.984	4	38

Moreover, from the end of 2009, the Bank calculates on a daily basis the Group VaR, taking into account both its own portfolios and the respective portfolios of Finansbank. In the table below are presented the VaR estimations of the Group for 2010:

2010	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	16.378	15.283	2.422	1.555
Average (daily values)	16.834	16.703	3.983	1.495
Max (daily values)	37.039	41.404	8.155	5.270
Min (daily values)	8.026	7.359	2.422	546

In addition, the Bank performs back testing in order to verify the predictive power of its VaR model.  The calculations refer only to the Bank’s trading positions, in accordance with the guidelines set by the Bank of Greece, and involve the comparison of the “hypothetical” daily gains and losses with the respective estimates of the VaR model used for regulatory purposes.  Finansbank also performs back testing on a daily basis, for the same reasons.

Supplementary to the VaR model, the Bank conducts stress testing on a weekly basis on both the trading and the available-for-sale portfolios based on specific scenarios.  The aim of stress testing is to evaluate the gains or losses that may occur under extreme market conditions.  The scenarios used are in compliance with the International Monetary Fund (“IMF”) guidelines and address three main sources of risk to the Bank (interest rate, equity and foreign exchange risk).

Stress test analysis is also performed by Finansbank on its trading and available for sale portfolios on a monthly basis. The scenarios refer to extreme movements of interest rates and foreign exchange prices and are based on the latest financial crises which have taken place in Turkey.

4.3.2           Limitations of our VaR model

The VaR model is based on certain theoretical assumptions, which under extreme market conditions might not capture the maximum loss the Bank will suffer. The restrictions of our methodology are summarized as follows:

•             The use of volatilities and correlations as predictive measures for the behaviour of risk factors in the future might prove insufficient in periods of intense volatility in financial markets.

•             The one-day holding period for VaR calculations (or ten days for regulatory purposes) implies that the Bank will be able to liquidate all its trading assets within this length of time. This assumption might underestimate market risk in periods of insufficient liquidity in financial markets or in cases where certain assets in the Bank’s portfolio cannot be easily liquidated.

•             VaR refers to the plausible loss on the Bank’s portfolio for a 99% confidence interval, not taking into account any losses beyond that level.

•             All calculations are based on the Bank’s positions at the end of each business day, ignoring the intra-day exposures and any realized losses that might have been incurred.

•             VaR estimates rely on small changes in the prices of risk factors. For bigger movements, the methodology would not fully capture the effect on the value of the portfolio.

•             Returns on individual risk factors are assumed to follow a normal distribution. If this is not the case, the probability of extreme market movements could be underestimated.

To enhance the predictability of our VaR model and minimize the effect of the aforementioned limitations, we perform stress testing on a weekly basis.

4.3.3           Interest rate risk in the banking book

Interest rate risk in the banking book is the current or prospective risk to earnings (net interest income) and capital due to adverse movements in interest rates affecting the banking book positions. Exposure to interest rate risk in the banking book arises from re-pricing mismatches between assets and liabilities. The Group’s banking book consists mainly of Loans and advances to customers, Cash and balances with central banks, Due from banks, securities classified as Loans and receivables, Due to customers, Due to banks, Debt securities in issue and Other borrowed funds that are measured at amortised cost. The Group maintains adequate measurement, monitoring, and control functions for interest rate risk in the banking book, including:

•             measurement systems of interest rate risk that capture all material sources of interest rate risk and that assess the effect of interest rate changes in ways that are consistent with the scope of the Group’s activities;

•             measurement of vulnerability to loss under stressful market conditions;

•             processes and information systems for measuring, monitoring, controlling, and reporting interest rate risk exposures in the banking book and

•             a documented policy regarding the management of interest rate risk in the banking book.

Notes to the Financial Statements

Group and Bank

4.3.4           Interest rate risk based on next re-pricing date

The Group’s interest rate risk relating to financial instruments based on next re-pricing date is summarised as follows:

Interest re-pricing dates - Group

As at 31 December 2010	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	4.806.529	3.485	—	16.547	—	2.703.922	7.530.483
Due from banks	2.764.096	278.080	67.434	11.224	—	200.620	3.321.454
Financial assets at FV through profit or loss	526.610	325.587	360.690	349.499	124.504	36.222	1.723.112
Loans and advances to customers	35.062.885	9.182.214	10.168.178	9.912.203	10.976.856	1.959.534	77.261.870
Investment securities - Available for sale	815.866	729.210	1.743.899	2.309.251	1.438.188	887.940	7.924.354
Investment securities - Held to maturity	11.077	585.195	1.923.777	747.434	358.786	15	3.626.284
Investment securities – Loans and receivables	716.129	921.073	715.602	2.004.767	4.459.178	—	8.816.749
Insurance operations assets and receivables	3.052	735	2.454	—	—	754.219	760.460
Other assets	5.943	276	1.308	170	4.566	2.140.670	2.152.933
Total	44.712.187	12.025.855	14.983.342	15.351.095	17.362.078	8.683.142	113.117.699

Liabilities
Due to banks	13.025.625	14.915.336	1.935.478	2.109	—	20.148	29.898.696
Due to customers	45.451.545	12.134.787	7.058.901	677.215	1.517	2.715.072	68.039.037
Debt securities in issue & other borrowed funds	100.495	1.966.129	429.258	163.210	1.732.808	40.176	4.432.076
Insurance related reserves and liabilities	64	457	8.965	7.381	2.758	2.815.127	2.834.752
Other liabilities	35.973	242.277	87.238	34.253	—	2.017.908	2.417.649
Total	58.613.702	29.258.986	9.519.840	884.168	1.737.083	7.608.431	107.622.210

Total interest sensitivity gap	(13.901.515)	(17.233.131)	5.463.502	14.466.927	15.624.995	1.074.711	5.495.489

Notes to the Financial Statements

Group and Bank

Interest re-pricing dates - Group

As at 31 December 2009	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	2.691.647	22.267	—	13.244	—	1.525.696	4.252.854
Due from banks	2.704.594	234.139	302.803	83.902	—	382.473	3.707.911
Financial assets at FV through profit or loss	518.149	728.180	1.943.829	665.117	154.778	56.006	4.066.059
Loans and advances to customers	37.927.509	6.114.033	9.331.670	8.834.907	10.938.597	1.605.829	74.752.545
Investment securities - Available for sale	905.923	2.451.258	7.226.815	1.157.541	1.682.506	913.655	14.337.698
Investment securities - Held to maturity	—	—	39.391	—	60.214	13	99.618
Investment securities – Loans and receivables	377.370	360.552	819.988	10.928	308.996	—	1.877.834
Insurance operations assets and receivables	—	1.475	12.739	628	—	725.037	739.879
Other assets	20.457	1.021	25.487	1.392	5.813	2.098.547	2.152.717
Total	45.145.649	9.912.925	19.702.722	10.767.659	13.150.904	7.307.256	105.987.115

Liabilities
Due to banks	6.597.740	2.234.851	12.765.625	7.091	—	38.031	21.643.338
Due to customers	44.810.223	11.815.709	11.004.330	436.807	5.593	3.121.809	71.194.471
Debt securities in issue & other borrowed funds	7.673	970.058	233.320	374.703	1.476.035	22.883	3.084.672
Insurance related reserves and liabilities	—	2.076	12.739	628	—	2.565.880	2.581.323
Other liabilities	17.811	128	298.879	27.792	—	2.829.466	3.174.076
Total	51.433.447	15.022.822	24.314.893	847.021	1.481.628	8.578.069	101.677.880

Total interest sensitivity gap	(6.287.798)	(5.109.897)	(4.612.171)	9.920.638	11.669.276	(1.270.813)	4.309.235

Interest re-pricing dates – Bank

As at 31 December 2010	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	4.402.416	3.485	—	16.547	—	647.057	5.069.505
Due from banks	5.929.942	804.452	218.470	83.294	—	54.931	7.091.089
Financial assets at FV through profit or loss	431.325	243.919	331.736	51.312	22.139	1.861	1.082.292
Loans and advances to customers	27.758.348	5.649.323	6.331.854	6.641.249	9.897.260	1.964.957	58.242.991
Investment securities - Available for sale	87.555	370.333	435.501	655.846	762.404	723.573	3.035.212
Investment securities - Held to maturity	136.077	442.572	813.908	581.977	—	—	1.974.534
Investment securities – Loans and receivables	373.631	886.197	618.044	1.558.374	3.598.657	—	7.034.903
Other assets	—	—	772	—	—	1.646.903	1.647.675
Total	39.119.294	8.400.281	8.750.285	9.588.599	14.280.460	5.039.282	85.178.201

Liabilities
Due to banks	12.382.535	14.599.001	1.874.108	1.433	—	12.383	28.869.460
Due to customers	36.872.559	8.162.742	5.255.306	550.506	668	1.629.227	52.471.008
Debt securities in issue & other borrowed funds	126.500	1.008.915	143.045	80.000	1.780.113	43.296	3.181.869
Other liabilities	5.879	241.779	—	—	—	1.237.080	1.484.738
Total	49.387.473	24.012.437	7.272.459	631.939	1.780.781	2.921.986	86.007.075

Total interest sensitivity gap	(10.268.179)	(15.612.156)	1.477.826	8.956.660	12.499.679	2.117.296	(828.874)

Notes to the Financial Statements

Group and Bank

Interest re-pricing dates – Bank

As at 31 December 2009	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	1.427.401	2.477	—	13.244	—	630.599	2.073.721
Due from banks	4.400.939	720.529	367.815	83.800	—	308.618	5.881.701
Financial assets at FV through Profit or Loss	471.682	578.101	1.932.997	12.356	6.755	2.075	3.003.966
Loans and advances to customers	29.143.089	4.075.045	6.442.716	6.831.791	10.231.332	1.405.725	58.129.698
Investment securities - Available for sale	232.934	1.681.944	4.665.538	18.432	—	877.812	7.476.660
Investment securities - Held to maturity	125.000	115.000	692.195	—	—	—	932.195
Investment securities - Loans and receivables	340.704	328.819	804.613	9.416	—	—	1.483.552
Other assets	224	—	—	—	—	1.595.177	1.595.401
Total	36.141.973	7.501.915	14.905.874	6.969.039	10.238.087	4.820.006	80.576.894

Liabilities
Due to banks	6.043.870	1.972.963	10.356.541	4.900	—	12.411	18.390.685
Due to customers	36.769.377	9.281.545	9.637.022	283.189	1.166	2.108.868	58.081.167
Debt securities in issue & other borrowed funds	165.700	667.349	142.006	83.800	1.609.466	26.165	2.694.486
Other liabilities	821	—	199.135	—	—	2.221.198	2.421.154
Total	42.979.768	11.921.857	20.334.704	371.889	1.610.632	4.368.642	81.587.492

Total interest sensitivity gap	(6.837.795)	(4.419.942)	(5.428.830)	6.597.150	8.627.455	451.364	(1.010.598)

4.3.5           Foreign exchange risk

The Group’s and the Bank’s exposure to foreign exchange risk, before taking into consideration the effect of hedging, is presented in the following tables. As described above, the end of day OCP has to comply with the limits set by the Treasury Division and the GMORMD. Compliance is achieved by entering into appropriate offsetting positions. Consequently, the net exposure to each foreign currency is maintained at low levels and within the pre-approved limits.

Notes to the Financial Statements

Group and Bank

The Group’s foreign exchange risk concentration as at 31 December 2010 and 2009 was as follows:

Foreign exchange risk concentration - Group

As at 31 December 2010	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	5.989.763	598.246	10.130	487	8.850	554.508	368.499	7.530.483
Due from banks	2.638.682	448.139	37.159	8.527	27.085	42.023	119.839	3.321.454
Financial assets at FV through Profit or Loss	1.561.848	27.009	—	—	—	89.373	44.882	1.723.112
Derivative financial instruments	1.267.475	217.169	10.517	18.040	15.334	134.637	68.020	1.731.192
Loans and advances to customers	57.787.493	4.521.619	216.301	103.798	1.328.629	10.989.058	2.314.972	77.261.870
Investment securities - Available for sale	4.009.680	486.065	9.737	—	4	3.137.572	281.296	7.924.354
Investment securities - Held to maturity	3.604.718	—	—	—	—	—	21.566	3.626.284
Investment securities - Loans and receivables	8.355.114	81.244	2.793	377.598	—	—	—	8.816.749
Investment property	210.812	—	—	—	—	—	2.368	213.180
Investments in associates	54.532	—	—	—	—	1.434	5.165	61.131
Goodwill, software & other intangibles	212.933	16	70.369	—	—	1.996.560	280.319	2.560.197
Property & equipment	1.694.674	—	19.880	—	—	189.656	166.236	2.070.446
Insurance operations assets and receivables	810.646	—	—	—	—	8.066	3.354	822.066
Other assets	2.597.322	95.309	51.513	32.466	1.341	267.552	36.584	3.082.087
Total assets	90.795.692	6.474.816	428.399	540.916	1.381.243	17.410.439	3.713.100	120.744.605

As at 31 December 2010	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	28.508.639	507.059	6.179	45	36.169	616.926	223.679	29.898.696
Derivative financial instruments	1.061.394	150.087	15.754	164.804	71.834	320.472	6.211	1.790.556
Due to customers	49.433.159	5.839.807	335.714	156.989	49.310	8.637.693	3.586.365	68.039.037
Debt securities in issue & Other borrowed funds	3.201.594	862.254	—	100.444	—	263.178	4.606	4.432.076
Insurance related reserves and liabilities	2.796.859	—	—	—	—	23.489	14.404	2.834.752
Other liabilities	1.425.030	270.500	78.343	34.659	4.344	819.794	59.453	2.692.123
Retirement benefit obligations	133.030	—	—	—	—	13.860	5.122	152.012
Total liabilities	86.559.705	7.629.707	435.990	456.941	161.657	10.695.412	3.899.840	109.839.252

Net on balance sheet position	4.235.987	(1.154.891)	(7.591)	83.975	1.219.586	6.715.027	(186.740)	10.905.353

In 2010, Investments in associates includes €21.885, that has been reclassified as assets held for sale (Note 30).

Notes to the Financial Statements

Group and Bank

Foreign exchange risk concentration - Group

As at 31 December 2009	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	3.065.325	349.950	5.364	318	7.191	470.397	354.309	4.252.854
Due from banks	2.658.838	517.745	83.325	4.072	39.013	54.970	349.948	3.707.911
Financial assets at FV through Profit or Loss	3.880.063	64.066	—	—	—	72.930	49.000	4.066.059
Derivative financial instruments	1.534.744	101.303	11.991	187	2.929	171.484	53.213	1.875.851
Loans and advances to customers	58.873.070	4.219.559	218.608	93.790	1.174.363	7.721.301	2.451.854	74.752.545
Investment securities — Available for sale	10.864.954	975.806	12.281	267.663	27	1.969.307	247.660	14.337.698
Investment securities — Held to maturity	99.618	—	—	—	—	—	—	99.618
Investment securities — Loans and receivables	1.870.903	6.931	—	—	—	—	—	1.877.834
Investment property	162.469	—	—	—	—	—	2.426	164.895
Investments in associates	34.168	—	—	—	—	181	8.331	42.680
Goodwill, software & other intangibles	185.912	—	74.729	—	—	1.922.173	304.129	2.486.943
Property & equipment	1.713.370	—	20.784	—	—	186.277	178.721	2.099.152
Insurance operations assets and receivables	783.902	—	—	—	—	4.343	17.715	805.960
Other assets	2.252.214	116.569	154.756	34.480	1.089	265.075	—	2.824.183
Total assets	87.979.550	6.351.929	581.838	400.510	1.224.612	12.838.438	4.017.306	113.394.183

As at 31 December 2009	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	19.920.836	1.013.149	71.080	9.863	56.996	204.974	366.440	21.643.338
Derivative financial instruments	1.024.427	80.451	7.098	98.233	8.513	107.705	2.737	1.329.164
Due to customers	54.556.902	6.838.379	435.717	106.823	55.260	5.954.866	3.246.524	71.194.471
Debt securities in issue & Other borrowed funds	2.164.728	537.943	—	102.088	—	194.112	85.801	3.084.672
Insurance related reserves and liabilities	2.545.480	—	—	—	—	15.445	20.398	2.581.323
Other liabilities	2.426.414	256.725	102.805	34.723	5.709	598.320	63.700	3.488.396
Retirement benefit obligations	228.525	—	—	—	—	10.580	6.196	245.301
Total liabilities	82.867.312	8.726.647	616.700	351.730	126.478	7.086.002	3.791.796	103.566.665

Net on balance sheet position	5.112.238	(2.374.718)	(34.862)	48.780	1.098.134	5.752.436	225.510	9.827.518

Notes to the Financial Statements

Group and Bank

Foreign exchange risk concentration - Bank

As at 31 December 2010	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	4.998.124	36.955	5.697	325	393	32	27.979	5.069.505
Due from banks	6.630.209	247.305	12.328	14.470	50.786	792	135.199	7.091.089
Financial assets at FV through Profit or Loss	1.060.149	6.708	—	—	—	—	15.435	1.082.292
Derivative financial instruments	1.275.107	157.255	10.447	18.040	15.334	—	66.778	1.542.961
Loans and advances to customers	53.970.670	3.055.169	214.584	38.912	889.786	—	73.870	58.242.991
Investment securities — Available for sale	2.804.390	182.811	7.077	—	2	—	40.932	3.035.212
Investment securities — Held to maturity	1.470.361	486.455	—	—	—	—	17.718	1.974.534
Investment securities - Loans and receivables	6.573.268	81.244	2.793	377.598	—	—	—	7.034.903
Investments in subsidiaries	8.274.800	122.381	12.089	—	—	—	6.607	8.415.877
Investments in associates	27.811	—	—	—	—	—	—	27.811
Software & other intangible assets	139.322	442	682	—	—	—	361	140.807
Property & equipment	379.541	—	—	—	—	—	8.563	388.104
Other assets	2.133.608	83.634	8.880	31.460	1.152	37	—	2.258.771
Total assets	89.737.360	4.460.359	274.577	480.805	957.453	861	393.442	96.304.857

As at 31 December 2010	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	28.291.052	355.287	162.214	1.823	38.059	—	21.025	28.869.460
Derivative financial instruments	1.059.994	87.347	15.688	164.804	71.834	—	4.384	1.404.051
Due to customers	47.210.409	3.515.322	256.472	158.467	35.408	517	1.294.413	52.471.008
Debt securities in issue & Other borrowed funds	2.927.471	70.451	83.503	100.444	—	—	—	3.181.869
Other liabilities	1.201.339	250.555	1.984	34.090	538	10.576	19.380	1.518.462
Retirement benefit obligations	79.887	—	—	—	—	—	—	79.887
Total liabilities	80.770.152	4.278.962	519.861	459.628	145.839	11.093	1.339.202	87.524.737

Net on balance sheet position	8.967.208	181.397	(245.284)	21.177	811.614	(10.232)	(945.760)	8.780.120

In 2010, Investments in associates includes €20.513, that has been reclassified as assets held for sale (Note 30).

Notes to the Financial Statements

Group and Bank

Foreign exchange risk concentration - Bank

As at 31 December 2009	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	2.039.099	10.925	1.228	170	665	15	21.619	2.073.721
Due from banks	4.484.316	1.107.456	22.184	11.433	106.252	689	149.371	5.881.701
Financial assets at FV through Profit or Loss	2.976.906	16.995	—	—	—	—	10.065	3.003.966
Derivative financial instruments	1.527.965	81.828	11.991	187	2.929	25	45.989	1.670.914
Loans and advances to customers	54.264.686	2.808.657	217.737	27.921	773.595	—	37.102	58.129.698
Investment securities — Available for sale	6.843.213	292.836	9.330	267.663	25	—	63.593	7.476.660
Investment securities — Held to maturity	255.000	676.801	—	—	—	—	394	932.195
Investment securities - Loans and receivables	1.476.621	6.931	—	—	—	—	—	1.483.552
Investments in subsidiaries	7.923.532	122.381	12.089	—	—	—	6.607	8.064.609
Investments in associates	27.631	—	—	—	—	—	—	27.631
Software & other intangible assets	123.311	775	516	—	—	—	252	124.854
Property & equipment	373.160	—	—	—	—	—	8.482	381.642
Other assets	1.709.927	107.661	117.278	34.453	—	2	—	1.969.321
Total assets	84.025.367	5.233.246	392.353	341.827	883.466	731	343.474	91.220.464

As at 31 December 2009	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	17.367.367	711.560	210.444	10.986	53.451	—	36.877	18.390.685
Derivative financial instruments	1.016.328	67.784	7.098	98.233	8.416	962	5.800	1.204.621
Due to customers	51.751.795	4.664.445	353.808	110.174	42.026	494	1.158.425	58.081.167
Debt securities in issue & Other borrowed funds	2.305.693	65.879	134.696	102.088	—	—	86.130	2.694.486
Other liabilities	2.189.673	237.556	14.150	34.722	665	38	14.256	2.491.060
Retirement benefit obligations	134.284	—	—	—	—	—	—	134.284
Total liabilities	74.765.140	5.747.224	720.196	356.203	104.558	1.494	1.301.488	82.996.303

Net on balance sheet position	9.260.227	(513.978)	(327.843)	(14.376)	778.908	(763)	(958.014)	8.224.161

4.4 Liquidity risk

4.4.1           Liquidity risk management

Liquidity risk is defined as the current or prospective risk to earnings and capital arising from the institution’s inability to meet its liabilities when they come due without incurring unacceptable losses.

It reflects the potential mismatch of payment obligations to incoming payments, taking into account unexpected delays in repayments (term liquidity risk) or unexpectedly high payment outflows (withdrawal/call risk). Liquidity risk involves both the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner on reasonable terms.

Liquidity risk management seeks to ensure that the liquidity risk of the Group is measured properly, it is maintained within acceptable levels. Even under adverse conditions, the Group has access to funds necessary to cover customer needs, maturing liabilities and capital requirements.

NBG’s Executive and Senior Management have the responsibility for implementing the liquidity risk strategy approved by the BRC and for developing the policies, methodologies and procedures for identifying, measuring, monitoring and controlling liquidity risk, consistent with the nature and complexity of the relevant activities. NBG’s Executive and Senior Management is regularly informed about current liquidity risk exposures ensuring that the liquidity risk profile of NBG stays within approved levels.

The ALCO monitors the gap in maturities between assets and liabilities as well as the funding requirements based on various assumptions, including conditions that might have an adverse impact on the Bank’s ability to liquidate investments and trading positions and its ability to access the capital markets.

4.4.2           Sources of liquidity

Currently, the Group’s principal source of liquidity are own funds, its deposit base and repurchase agreements with the ECB, as well as long-term debt, securitizations, covered bonds, credit lines with other banks and our participation in the Hellenic Republic Bank Support Plan in the form of issuance of state guarantee notes. The Group also derives liquidity from cash generated by operations and disposals of securities and other assets.

The reduced access to interbank and wholesale markets affecting all Greek banks combined with a reduction in domestic deposits has resulted in increased reliance on ECB repo facilities in 2010. In response to the international financial crisis, the ECB has significantly expanded the scope of its repo facilities both by permitting full allocation of bids, instead of auction process for

Notes to the Financial Statements

Group and Bank

certain tenors, lengthening tenors and broadening the scope of collateral it accepts. Though it has begun to normalize the functioning of its repo facility, it still offers unlimited access to short term repos, currently including the three-month tenor.

As at 31 December 2010, net ECB funding amounted to €19,9 billion, while net secured funding in the interbank markets was €2,4 billion. On 28 July 2010, the ECB introduced a new sliding scale of haircuts for assets used as collateral for ECB funding. The new scale applies from 1 January 2011 to assets with lower credit ratings, except for government bonds. As at 31 December 2010, the aggregate size of the portfolio pledged in favor of the ECB exceeds €35 billion and the management considers this to be sufficient collateral, following the application of the new rules.

During 2010, under the government-guaranteed borrowings facility, the Bank participated in the second and third pillars of Law 3723/2008 “Hellenic Republic’s Bank Support Plan” as follows:

Pillar II

On 26 April 2010, the Bank issued €2.500 million Floating Rate Notes due in April 2013, bearing interest at a rate of three-month Euribor plus 250 bps, payable on an annual basis.

On 4 May 2010, the Bank issued €1.345 million and €655 million Floating Rate Notes both due in May 2013, bearing interest at a rate of three-month Euribor plus 500 bps payable on an annual basis. From the above issue of €1.345 million, the amount of €907 million is held by third parties and is included in the Group’s and the Bank’s debt securities in issue (see Note 33).

On 28 June 2010, the Bank issued €4.265,6 million Floating Rate Notes due in June 2013, bearing interest at a rate of three-month Euribor plus 500 bps, payable on an annual basis.

On 23 December 2010, the Bank issued €4.107,7 million Floating Rate Notes due in December 2013, bearing interest at a rate of three-month Euribor plus 750 bps, payable on an annual basis.

Other than the €907 million of Notes due in May 2013 that are held by third parties, the notes described above are held by the Bank and therefore, are not presented as liabilities on the Group’s and the Bank’s Statement of Financial Position.

Pillar III

On 12 April 2010, the Bank obtained from Public Debt Management Agency, special Greek government bonds of €787 million collateralized with customer loans. These bonds can only be used as collateral for financing and therefore are reflected in off-balance sheet items.

For more information on other borrowed funds and long-term debt of the Group see Notes 33 and 34.

The contractual undiscounted cash outflows of the Group’s and the Bank’s non-derivative financial liabilities are presented in the tables below. Liquidity risk arising from derivatives is not considered significant.

Contractual undiscounted cash outflows - Group

As at 31 December 2010	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	13.135.920	14.665.523	1.966.876	15.956	282.528	30.066.803
Due to customers	48.371.829	11.748.928	7.447.445	806.427	201.070	68.575.699
Debt securities in issue & Other borrowed funds	93.108	340.045	1.221.533	1.759.877	2.652.559	6.067.122
Insurance related reserves and liabilities	666.494	137.909	580.333	564.870	885.146	2.834.752
Other liabilities	745.002	539.711	402.850	317.051	46.835	2.051.449
Total — on balance sheet	63.012.353	27.432.116	11.619.037	3.464.181	4.068.138	109.595.825
Credit commitments *	10.957.180	860.967	1.577.739	8.789.677	3.247.985	25.433.548

Contractual undiscounted cash outflows - Group

As at 31 December 2009	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	6.916.786	1.783.329	12.842.791	34.909	272.977	21.850.792
Due to customers	47.968.854	11.519.083	11.384.532	561.424	150.836	71.584.729
Debt securities in issue & Other borrowed funds	68.360	156.025	783.021	976.328	1.995.131	3.978.865
Insurance related reserves and liabilities	257.739	123.876	559.675	558.262	1.081.771	2.581.323
Other liabilities	517.528	1.514.799	378.918	102.939	290.230	2.804.414
Total — on balance sheet	55.729.267	15.097.112	25.948.937	2.233.862	3.790.945	102.800.123
Credit commitments *	14.453.108	678.042	2.956.247	4.965.603	3.410.545	26.463.545

Notes to the Financial Statements

Group and Bank

Contractual undiscounted cash outflow - Bank

As at 31 December 2010	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	12.411.310	14.389.517	1.904.663	10.600	255.723	28.971.813
Due to customers	38.557.798	7.953.140	5.453.554	610.892	189.698	52.765.082
Debt securities in issue & Other borrowed funds	925	20.518	154.007	1.641.429	3.455.036	5.271.915
Other liabilities	24.106	493.599	331.688	250.647	33.914	1.133.954
Total — on balance sheet	50.994.139	22.856.774	7.843.912	2.513.568	3.934.371	88.142.764
Credit commitments *	10.912.693	535.501	1.010.645	675.011	2.288.877	15.422.727

Contractual undiscounted cash outflow - Bank

As at 31 December 2009	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	6.073.570	1.728.437	10.463.035	3.180	272.977	18.541.199
Due to customers	38.878.586	9.122.380	9.720.465	389.279	165.021	58.275.731
Debt securities in issue & Other borrowed funds	1.116	11.864	590.023	549.879	2.981.145	4.134.027
Other liabilities	23.725	1.475.114	294.974	280	246.378	2.040.471
Total — on balance sheet	44.976.997	12.337.795	21.068.497	942.618	3.665.521	82.991.428
Credit commitments *	14.333.692	430.441	891.588	749.935	2.162.527	18.568.183

* Credit commitments at 31 December 2010 include Commitments to extend credit, Written standby letters of credit and financial guarantees, and Commercial letters of credit (see Note 37). Commitments to extend credit include amounts of €901 million for the Group (2009: €1.597 million) and €238 million for the Bank (2009: €396 million) relating to commitments to extend credit, which cannot be cancelled and are those included in the Risk Weighted Assets calculation under the IRB rules (see Note 4.6).

Other liabilities mainly include accrued interest and commissions, payables to suppliers, amounts due to government agencies, taxes payable (other than income taxes), accrued expense and the liability from puttable instruments held by minority shareholders.

4.5 Insurance risk

The insurance policies issued by the Group carry a degree of risk.  The risk under any insurance policy is the possibility of the insured event resulting in a claim.  By the very nature of an insurance policy, risk is based on fortuity and is therefore unpredictable.

The principal risk that the Group may face under its insurance policies are that the actual claims and benefit payments or the timing thereof, differ from expectations.  This could occur because the frequency or severity of claims is greater than estimated.

The above risk exposure is mitigated by diversification across a large portfolio of insurance policies.  The variability of risks is also improved by the careful selection and implementation of the Group’s underwriting policy, reinsurance strategy and internal guidelines, within an overall risk management framework.  Pricing is based on assumptions and statistics and the Group’s empirical data, taking into consideration current trends and market conditions and past experience.

Reinsurance arrangements include proportional, optional facultative, excess of loss and catastrophe coverage.

Life insurance

Life insurance policies written by the Group include whole life, endowment, term assurance, term assurance with survival benefit, pension, unit-linked, rider benefits attached to insurance policies and mortgage endowments.

These policies insure events associated with human life (for example, death or survival) over a long duration while short duration life insurance policies protect the Group’s clients from the consequences of events (such as death or disability) that would affect the ability of the customer or his/her dependants to maintain their current level of income.  Guaranteed benefits paid on occurrence of the specified insurance event are either fixed or linked to the financial loss suffered by the policyholder.

The main risks that the Group is exposed to under Life insurance policies are the following:

•             Mortality risk: risk of loss arising due to policyholder actual death experience being different than expected.

•             Morbidity risk: risk of loss arising due to policyholder health experience being different than expected.

•            Longevity risk: risk of loss arising due to the annuitant living longer than expected.

•             Investment return risk: risk of loss arising from actual returns being different than expected.

•             Expense risk: risk of loss arising from expense experience being different than expected.

•             Policyholder decision risk: risk of loss arising due to policyholder experiences (lapses and surrenders) being different than expected.

Key assumptions

Material judgment is required in determining the liabilities and in the choice of assumptions.  Assumptions in use are based on past experience, current internal data, external market indices and benchmarks which reflect current observable market prices and other published information.

Notes to the Financial Statements

Group and Bank

Life insurance policy estimates are initially made at inception of the policy, where the Group determines the key assumptions applicable to the type of life insurance policy, such as future deaths, voluntary terminations, investment returns and administration expenses.  A margin for risk and adverse deviation is generally included.  Subsequently, new estimates are developed at each reporting date to determine whether the liabilities are adequate in the light of the latest current estimates.  The initial assumptions are not altered if the liabilities are considered adequate.  If the liabilities are not adequate, the assumptions are altered to reflect the latest current estimates.

The key assumptions to which the estimation of liabilities is particularly sensitive are as follows:

•             Mortality: Assumptions are based on appropriate standard industry and national tables, according to the type of policy written, reflecting the recent historical experience of the Group and thus reflecting the best estimate for that year.  Assumptions are differentiated by sex.

•             Morbidity rates: The rate of recovery from disability is derived from industry experience studies, adjusted where appropriate for the Group’s own experience.

•             Investment return: Investment returns affect the assumed level of future benefits due to the policyholders and the selection of the appropriate discount rate.  These estimates are based on current market returns as well as expectations about future economic and financial developments.

•             Expenses: Operating expenses assumptions reflect the projected costs of maintaining and servicing in-force policies and associated overhead expenses.  The current level of expenses is taken as an appropriate expense base, adjusted for expected expense inflation if appropriate.

•             Lapse and surrender rates: Lapses relate to the termination of policies due to non-payment of premiums.  Surrenders relate to the voluntary termination of policies by policyholders.  Policy termination assumptions are determined using statistical measures based on the Group’s experience and vary by product type.

•             Discount rate: The discount rate is based on an average of European governments’ benchmark bonds plus a credit spread that does not exceed 1,5% and similar maturity with that of the insurance liabilities. Life insurance liabilities are determined as the sum of the discounted value of the expected benefits and future administration expenses directly related to the policy, less the discounted value of the expected theoretical premiums that would be required to meet these future cash outflows.

Liability adequacy test

Life business comprises of the following four main categories depending on the nature of the cover:

i.  Individual traditional policies (whole life, endowment, pure endowment, term, pension plans etc): The test was based on an analysis of the sensitivity of liabilities to changes in mortality, lapses, interest rate and expenses for the expected remaining term of insurance policies.  No additional liabilities resulted from the above process.

ii.  Unit-linked policies: Analysis considered both risks associated to parameters (mortality, lapses, interest rate, expenses) and risks associated to guaranteed return at the end of the policy terms.  An additional liability was necessary to cover the guaranteed return to policyholders, due to the fall in value of the funds resulting from the turbulence in the Greek economy.

iii.  Pension beneficiaries that stem from Deposit Administration Funds (“DAF”): The process followed was similar to that of individual traditional policies.  The test produced a liability that exceeded reserves to cover longevity risk.

iv.  Hospitalisation riders: The test was based on assumptions for discount rate, morbidity, medical claim inflation, lapses and annual premium increase.  The aforementioned test resulted in the requirement of additional reserves.

Sensitivity analysis

The analysis below is performed for reasonably possible movements in key assumptions with all other assumptions held constant, showing the impact on liabilities.  Movements in these assumptions are non-linear and may vary according to the current economic assumptions.

Sensitivity analysis

2010	Change in Assumptions	Impact on Insurance Liabilities
Discount Rate	+0,5%	(33.189)
	-0,5%	36.824

Lapse / Surrender Rates	Increase by +10%	1.570
	Decrease by -10%	(2.624)

Morbidity Rates	Increase by +10%	23.210
	Decrease by -10%	(23.191)

2009	Change in Assumptions	Impact on Insurance Liabilities
Discount Rate	+0,5%	(29.871)
	-0,5%	32.673

Lapse / Surrender Rates	Increase by +10%	(3.165)
	Decrease by -10%	2.769

Morbidity Rates	Increase by +10%	15.509
	Decrease by -10%	(15.489)

The above sensitivity analysis refers to the liabilities which relate to the closed hospitalization riders’ portfolio that is no longer offered to new policyholders, benefits to pensioners who previously held DAF policies as well as from the portfolio of Unit Linked policies.

The impact on liabilities in 2010 from the change in the discount rate, as in 2009, arises mainly from the portfolio of Unit Linked policies.

A similar change, within a reasonable range, in the fundamental assumptions used for the liability adequacy test performed for the remaining categories of life insurance (traditional life and bankassurance products), does not appear to cause material deviations.

Property and casualty insurance

The Group provides products that cover a large range of risks such as personal, commercial and industrial risks and other risks related to property damage and third party liability.

Notes to the Financial Statements

Group and Bank

The above risk exposure is mitigated by diversification across a large portfolio of insurance policies.  The diversity of risks is also widened by careful selection and implementation of underwriting policy, reinsurance strategy and internal guidelines, within an overall risk management framework.  Pricing is based on assumptions and statistics which give regard to trends, current market conditions and past experience.

For specific risks arising from an unexpected number of claims or unusually large claims, an appropriate proactive policy is applied to all business units:

Underwriting process:  The criteria for the acceptance of insurance risk are such that a geographical dispersion of risks and their diversification to different activity sectors are ensured.  Furthermore where necessary, policy limits and claim deductibles are applied in order to reduce the Group’s share of the risk.  In addition, in many cases insurance policies include exclusion clauses for risks whose probability of occurrence and financial consequences are difficult to estimate (such as general third party liability or environmental risks with discernable causing events).

Claims handling:  The Group’s policy for claims handling is focused on the timely settlement of claims and the prevention of fraudulent cases being accepted by the Group.  This is achieved by appropriate information systems, reliable claim assessment procedures and qualified personnel with a high degree of ethical standing.

Provisions for Outstanding Claims:  A strict policy is applied for the determination of the provision for claims that for any reason have not been settled and are going to be paid in the future.  This policy consists of setting a prudent initial provision depending on the seriousness of the particular case and the regular revision of this provision according to the information that is gradually submitted (particular attention is paid to judicial cases).

In addition to the claim-by-claim procedure, a number of statistical and actuarial techniques are employed for the estimation of the ultimate cost of claims incurred and the calculation of the corresponding reserves.  These techniques are based on the historical claim cost development and assumptions for the average claim cost, future inflation and amendments in the underlying legal framework.  This process includes the calculation of the provision for claims that have not been reported to the Group until the valuation date.

Reinsurance Policy:  The selection of the optimal reinsurance coverage varies depending on the nature of the risks involved, the Group’s solvency and its capacity to absorb losses arising from extreme events.  The structure of the reinsurance program ensures the protection against high frequency of claims, exceptional claims or concentration of claims.  The Group places particular emphasis on the coverage of catastrophic events, arising from natural perils, such as earthquakes.

Liability adequacy test

As regards the motor branch, historical data was examined on a per nature of claim basis, for each accident year after 2000 and the following methods were applied in order to estimate the ultimate cost for each accident year: cumulative payments, incurred claims, average claim cost projections and the Bornhuetter-Ferguson method of which the results were selected for the estimation of the total cost for each accident year.

Claims development tables

The tables below present the development of the incurred claims cost for each accident year from 2005 (first year of adoption of IFRS and implementation of IFRS 4) to 2010.  In addition, the corresponding amounts of the cumulative actual claims payments are included, in order for there to be a distinction between actual payments and reserves.  Outstanding claims estimates for years prior to 2005 are presented for reconciliation reasons.  Note that for Motor TPL, where additional reserves, resulted from the LAT performed (for both IBNR claims and adverse future deviation of the case estimates for reported claims) are included in the estimates presented.

For the Fire business (the second largest property and casualty line of business after Motor), where the rather stable development pattern of past claims does not suggest the need for such additional reserve, the total cost per year is the sum of the cumulative payments and the reserves per case.

Motor and Fire lines account for approximately 80% of the outstanding claim reserves balances.

Notes to the Financial Statements

Group and Bank

Motor TPL claims development

Accident year	Reserves prior to 2005	2005	2006	2007	2008	2009	2010	Total reserves
Accident year		102.430	100.498	106.398	112.686	135.934	200.266
One year later		109.067	103.718	113.424	107.060	137.945	—
Two years later		109.139	100.128	108.062	105.031	—	—
Three years later		109.944	98.128	107.932	—	—	—
Four years later		109.270	96.608	—	—	—	—
Five years later		105.915	—	—	—	—	—
Current estimate of cumulative claims		105.915	96.608	107.932	105.031	137.945	200.266
Accident year		(35.314)	(32.400)	(33.346)	(32.875)	(38.993)	(59.995)
One year later		(56.996)	(51.460)	(53.533)	(53.489)	(65.182)	—
Two years later		(71.669)	(61.376)	(64.173)	(60.424)	—	—
Three years later		(81.115)	(68.405)	(69.988)	—	—	—
Four years later		(86.744)	(73.678)	—	—	—	—
Five years later		(91.313)	—	—	—	—	—
Cumulative payments		(91.313)	(73.678)	(69.988)	(60.424)	(65.182)	(59.995)
Total outstanding claims reserve	49.777	14.602	22.930	37.944	44.607	72.763	140.271	382.894

Fire claims development

Accident year	Reserves prior to 2005	2005	2006	2007	2008	2009	2010	Total reserves
Accident year		14.112	32.151	22.397	26.480	35.369	26.683
One year later		13.541	32.338	21.397	39.473	30.197	—
Two years later		13.205	32.137	21.180	34.899	—	—
Three years later		13.048	33.242	20.882	—	—	—
Four years later		13.236	31.693	—	—	—	—
Five years later		12.672	—	—	—	—	—
Current estimate of cumulative claims		12.672	31.693	20.882	34.899	30.197	26.683
Accident year		(6.232)	(9.111)	(10.440)	(7.937)	(19.051)	(5.679)
One year later		(11.306)	(29.453)	(15.735)	(19.268)	(25.339)	—
Two years later		(11.571)	(31.119)	(17.530)	(21.227)	—	—
Three years later		(11.849)	(32.358)	(17.574)	—	—	—
Four years later		(11.939)	(31.291)	—	—	—	—
Five years later		(11.894)	—	—	—	—	—
Cumulative payments		(11.894)	(31.291)	(17.574)	(21.227)	(25.339)	(5.679)
Total outstanding claims reserve	5.349	778	402	3.308	13.672	4.858	21.004	49.371

4.6 Capital adequacy and credit ratings

The Group’s capital base includes all types of regulatory eligible Own Funds, as these are defined by the Bank of Greece (BoG) (Governor’s Act 2630/29.10.2010). Among others, the Group’s regulatory own funds include the share capital, the share premium account, the reserves and retained earnings, preferred securities and subordinated debt issues.

The Group manages actively its capital base to ensure that entities in the Group maximise the return to stakeholders through the optimisation of the debt and equity balance. The Group takes advantage of contemporary means for raising capital, with the objective to sustain its capital adequacy ratios well above the minimum regulatory levels and at the same time to improve the weighted average cost of capital to the benefit of its shareholders. In this context, in 2010 the Bank increased its capital by €1,8 billion through cash for reasons of strengthening its Upper Tier I capital.

In this framework, both the calculation of the capital requirements and the dynamic management of the capital base are embedded in the business plan and the annual budgeting processes, in accordance with the capital adequacy targets that have been set in the Group’s Risk Strategy.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk, of at least 8%. At least half of the required capital must consist of ‘‘Tier I’’ capital (as defined), and the rest of ‘‘Tier II’’ capital (as defined). The framework applicable to Greek banks conforms to European Union requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives.  However, under the relevant European legislation, supervisory

Notes to the Financial Statements

Group and Bank

authorities of the member-states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.

From 1 January 2008 onwards the capital adequacy ratios are calculated in accordance with the Basel II provisions.  The Group and the Bank ratios for capital adequacy purposes as at 31 December 2010, are well above the minimum required by the Bank of Greece as stipulated in the Governor’s Act.

Capital adequacy (amounts in € million)

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009
Capital:
Upper Tier I capital	10.386	8.996	9.170	8.065
Lower Tier I capital	1.156	1.257	740	740
Deductions	(2.584)	(2.663)	(285)	(387)
Tier I capital	8.958	7.590	9.625	8.418
Upper Tier II capital	(11)	(26)	421	503
Lower Tier II capital	563	102	564	102
Deductions	(199)	(76)	(719)	(605)
Total capital	9.311	7.590	9.891	8.418

Total risk weighted assets	68.198	67.407	53.347	51.339

Ratios:
Tier I	13,1%	11,3%	18,0%	16,4%
Total	13,7%	11,3%	18,5%	16,4%

Disclosures regarding capital adequacy and risk management information, imposed by Bank of Greece (Governor’s Act 2592/20.8.2007 as amended by Governor’s Act 2632/29.10.2010) in relation to Pillar III and for covered bonds (Governor’s Act 2620/28.8.2009), are available at the Bank’s website.

Credit ratings

The following table presents the current credit ratings that have been assigned to the Bank by Moody’s Investors Service Limited (referred to below as “Moody’s”), Standard and Poor’s Rating Services (referred to below as “Standard and Poor’s”), Fitch Ratings Ltd. (referred to below as “Fitch”). All credit ratings have been recently affirmed and/or updated.

Rating Agency	Long term	Short term	Financial strength/ individual	Outlook
Moody’s	Ba3	NP	D-	Negative
Standard & Poor’s	BB+	B	—	Negative watch
Fitch	BB+	B	D	Negative

Notes to the Financial Statements

Group and Bank

4.7 Fair values of financial assets and liabilities

a. Financial instruments not measured at fair value

The table below summarises the carrying amounts and fair values of those financial assets and liabilities not presented on the Group’s and the Bank’s statement of financial position at fair value and the fair value is materially different from the carrying amount.

Financial instruments not measured at fair value - Group

	Carrying amounts	Fair values	Carrying amounts	Fair values
	31.12.2010	31.12.2010	31.12.2009	31.12.2009

Financial Assets
Loans and advances to customers	76.699.787	75.667.100	73.901.105	73.760.826
Held to maturity investment securities	3.626.284	2.641.196	99.618	100.195
Loans and receivables investment securities	8.816.749	7.735.282	1.877.834	1.819.821

Financial Liabilities
Due to customers	66.798.281	66.793.522	70.385.802	70.443.879
Debt securities in issue	1.209.647	1.170.773	472.004	478.199
Other borrowed funds	1.961.329	1.959.524	1.122.884	1.124.150

Fair values of assets and liabilities - Bank

	Carrying amounts	Fair values	Carrying amounts	Fair values
	31.12.2010	31.12.2010	31.12.2009	31.12.2009

Financial Assets
Loans and advances to customers	58.242.991	57.176.602	58.129.698	57.871.504
Held to maturity investment securities	1.974.534	1.837.552	932.195	829.994
Loans and receivables investment securities	7.034.903	6.171.841	1.483.552	1.472.288

Financial Liabilities
Due to customers	51.230.252	51.226.428	57.247.909	57.296.206
Debt securities in issue	943.115	904.351	97.414	97.280
Other borrowed funds	977.654	890.385	1.107.288	977.320

The following methods and assumptions were used to estimate the fair values of the above financial instruments at 31 December 2010 and 2009:

The carrying amount of cash and balances with central banks, due from and due to banks as well as accrued interest, approximates their fair value.

Loans and advances to customers and loans and receivables investment securities: The fair value of loans and advances to customers and loans and receivables investment securities is estimated using discounted cash flow models. The discount rates are based on current market interest rates offered for instruments with similar terms to the same borrowers or borrowers of similar credit quality.

Held to maturity investment securities: The fair value of Held to maturity investment securities is estimated using discounted cash flow models.  The discount rates are based on current market interest rates offered for instruments with similar credit quality.

Due to customers: The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

Debt securities in issue: Fair value is estimated using market prices, or if such are not available, using a discounted cash flow analysis, based on current market rates of similar maturity debt securities.

Other borrowed funds: Fair value of other borrowed funds is estimated using market prices, or if such are not available, discounted cash flow analysis based on the Group’s current incremental borrowing rates for similar types of borrowings arrangements.

Notes to the Financial Statements

Group and Bank

b. Financial instruments measured at fair value

The tables below present the fair values of those financial assets and liabilities presented on the Group’s and the Bank’s statement of financial position at fair value by fair value measurement level at 31 December 2010 and 2009, as described in Note 2.10

Financial instruments measured at fair value-Group

	Fair value measurement using
				Total asset/ liability
As at 31 December 2010	Level 1	Level 2	Level 3	at Fair value
Assets
Financial assets at fair value through profit or loss	1.100.901	585.349	36.862	1.723.112
Derivative financial instruments	3.710	1.691.886	35.596	1.731.192
Loans and advances to customers designated as at fair value through profit or loss	—	562.083	—	562.083
Available-for-sale investment securities	4.180.997	3.664.585	37.623	7.883.205
Other assets	200.009	33.567	—	233.576
Total Assets	5.485.617	6.537.470	110.081	12.133.168

Liabilities
Due to customers designated as at fair value through profit or loss	—	1.240.133	623	1.240.756
Derivative financial instruments	10.068	1.771.405	9.083	1.790.556
Debt securities in issue designated as at fair value through profit or loss	—	1.160.656	—	1.160.656
Other borrowed funds designated as at fair value through profit or loss	—	100.444	—	100.444
Total Liabilities	10.068	4.272.638	9.706	4.292.412

	Fair value measurement using
				Total asset/ liability
As at 31 December 2009	Level 1	Level 2	Level 3	at Fair value
Assets
Financial assets at fair value through profit or loss	3.707.130	295.812	63.117	4.066.059
Derivative financial instruments	40.887	1.793.356	41.608	1.875.851
Loans and advances to customers designated as at fair value through profit or loss	—	851.440	—	851.440
Available-for-sale investment securities	10.654.501	3.153.318	489.869	14.297.688
Other assets	289.153	62.306	—	351.459
Total Assets	14.691.671	6.156.232	594.594	21.442.497

Liabilities
Due to customers designated as at fair value through profit or loss	—	803.776	4.893	808.669
Derivative financial instruments	29.748	1.277.962	21.454	1.329.164
Debt securities in issue designated as at fair value through profit or loss	1.387.695	—	—	1.387.695
Other borrowed funds designated as at fair value through profit or loss	—	102.089	—	102.089
Total Liabilities	1.417.443	2.183.827	26.347	3.627.617

Notes to the Financial Statements

Group and Bank

Financial instruments measured at fair value- Bank

	Fair value measurement using
				Total asset/ liability
As at 31 December 2010	Level 1	Level 2	Level 3	at Fair value
Assets
Financial assets at fair value through profit or loss	940.716	104.714	36.862	1.082.292
Derivative financial instruments	2.819	1.504.546	35.596	1.542.961
Available-for-sale investment securities	388.284	2.219.610	37.623	2.645.517
Total Assets	1.331.819	3.828.870	110.081	5.270.770

Liabilities
Due to customers designated as at fair value through profit or loss	—	1.240.133	623	1.240.756
Derivative liabilities	9.098	1.388.413	6.540	1.404.051
Debt securities in issue designated as at fair value through profit or loss	—	1.160.656	—	1.160.656
Other borrowed funds designated as at fair value through profit or loss	—	100.444	—	100.444
Total Liabilities	9.098	3.889.646	7.163	3.905.907

	Fair value measurement using
				Total asset/ liability
As at 31 December 2009	Level 1	Level 2	Level 3	at Fair value
Assets
Financial assets at fair value through profit or loss	2.702.182	238.667	63.117	3.003.966
Derivative financial instruments	39.257	1.593.551	38.106	1.670.914
Available-for-sale investment securities	4.392.898	2.197.931	489.869	7.080.698
Total Assets	7.134.337	4.030.149	591.092	11.755.578

Liabilities
Due to customers designated as at fair value through profit or loss	—	803.776	29.482	833.258
Derivative liabilities	29.060	1.154.107	21.454	1.204.621
Debt securities in issue designated as at fair value through profit or loss	1.387.695	—	—	1.387.695
Other borrowed funds designated as at fair value through profit or loss	—	102.089	—	102.089
Total Liabilities	1.416.755	2.059.972	50.936	3.527.663

Transfers from Level 1 to Level 2

In 2010, Greek government bonds amounting to €6.315 in financial assets at fair value through profit and loss and €789.089 in available-for-sale investment securities were transferred from Level 1 to Level 2, due to the significant reduction or disappearance of trading activity. For the same reason, the debt securities in issue designated as at fair value through profit or loss were also transferred from Level 1 to Level 2. The deteriorating macroeconomic conditions during 2010 in Greece, the severe recession of Greek economy, the unprecedented pressure on the public finances of the Hellenic Republic and the tensions related to Greek public finance have affected the liquidity of Greek government bonds traded on “HDAT”. As a result of this significant reduction in liquidity the Bank has reclassified the Greek government bonds from Level 1 to Level 2.

Level 3 financial instruments:

Derivative products are valued using valuation techniques with significant unobservable inputs include certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include products where implied volatility represents a significant input.

Available for sale securities are valued using valuation techniques with significant unobservable inputs principally comprised of securities that require correlation between various interest indices.

The table below presents a reconciliation of all Level 3 fair value measurements for the year ended 31 December 2010 and 31 December 2009, including realized and unrealized gains/(losses) included in the Income statement and Statement of other comprehensive income.

Notes to the Financial Statements

Group and Bank

Reconciliation of fair value measurements in Level 3 - Group

	Year Ended 31 December 2010
	Securities at FVTPL	Net Derivative financial instruments	Available-for- sale investment securities	Due to customers designated as at fair value through profit or loss
Balance at 1 January	63.117	20.154	489.869	4.893
Gain / losses included in Income statement	(6.922)	34.893	(13.485)	241
Gain / losses included in OCI	—	—	552	—
Purchases	136	1.305	—	—
Settlements	(10.703)	(29.839)	(295.345)	(4.511)
Transfer to Held-to-maturity or Loans and receivables investment securities	(8.766)	—	(143.968)	—
Balance at 31 December	36.862	26.513	37.623	623

	Year Ended 31 December 2009
	Securities at FVTPL	Net Derivative financial instruments	Available-for- sale investment securities	Due to customers designated as at fair value through profit or loss
Balance at 1 January	17.152	42.114	452.463	69.358
Gain / losses included in Income statement	(22.218)	(3.566)	2.430	(2.912)
Gain / losses included in OCI	—	—	(20.581)	—
Purchases	95.994	3.512	72.266	—
Settlements	(27.811)	(21.906)	(4.224)	(61.553)
Transfer into/ (out of) Level 3	—	—	(12.485)	—
Balance at 31 December	63.117	20.154	489.869	4.893

Reconciliation of fair value measurements in Level  3 - Bank

	Year Ended 31 December 2010
	Securities at FVTPL	Net Derivative financial instruments	Available-for- sale investment securities	Due to customers designated as at fair value through profit or loss

Balance at 1 January	63.117	16.652	489.869	29.482
Gain / losses included in Income statement	(6.922)	40.938	(13.485)	652
Gain / losses included in OCI	—	—	552	—
Purchases	136	1.305	—	—
Settlements	(10.703)	(29.839)	(295.345)	(29.511)
Transfer to Held-to-maturity or Loans and receivables investment securities	(8.766)	—	(143.968)	—
Balance at 31 December	36.862	29.056	37.623	623

Notes to the Financial Statements

Group and Bank

	Year Ended 31 December 2009
	Securities at FVTPL	Net Derivative financial instruments	Available-for- sale investment securities	Due to customers designated as at fair value through profit or loss

Balance at 1 January	17.152	39.786	452.463	90.769
Gain / losses included in Income statement	(22.218)	(4.740)	2.430	266
Gain / losses included in OCI	—	—	(20.581)	—
Purchases	95.994	3.512	72.266	—
Settlements	(27.811)	(21.906)	(4.224)	(61.553)
Transfer into/ (out of) level 3	—	—	(12.485)	—
Balance at 31 December	63.117	16.652	489.869	29.482

Gains and losses included in Income statement have been reported in Net trading income and results from investment securities except for bonds’ amortisation of premium/ discount which amounts to €40 for the year ended 31 December 2010 (2009: €19.858) which has been reported in “Net interest income” at Bank and Group Level.

Changes in unrealised gain/ (losses) of financial instruments measured at fair value using significant unobservable inputs (level 3) relating to trading assets, derivatives, and deposits designated as at fair value through profit or loss amount for the year ended 31 December 2010 to €(7.578), €33.807 and €10 respectively (2009: €(36.786), €(12.792), €(4.572) respectively) and to €(7.578), €39.852 and €10 for the Bank respectively (2009: €(36.786), €(13.932), €(1.928) respectively).

For financial instruments measured at fair value using significant unobservable inputs (level 3), changing one or more of the unobservable inputs to reasonably possible alternative assumptions does not change fair value significantly.

Notes to the Financial Statements

Group and Bank

NOTE 5:                        Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small sized companies (companies with annual turnover of up to €2,5 million).  The Bank, through its extended network of branches, offers to its retail customers various types of loan, deposit and investment products, as well as a wide range of other traditional services and products.

Corporate & investment banking

Corporate & investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities.  The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company S.A. (“EH”) and other subsidiaries in SEE and Turkey.

International

The Group’s international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits.  In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such of commercial and retail credit, trade financing, foreign exchange and taking of deposits.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to personnel etc) and intersegment eliminations.

Breakdown by business segment

12-month period ended 31 December 2010	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	1.368.231	621.918	472.177	54.066	461.836	1.053.634	116.095	4.147.957
Net fee and commission income	127.788	77.841	37.556	8.054	102.260	262.723	(6.297)	609.925
Other	(25.223)	(73.770)	(205.549)	101.146	28.456	47.939	8.595	(118.406)
Total operating income	1.470.796	625.989	304.184	163.266	592.552	1.364.296	118.393	4.639.476
Direct costs	(683.711)	(53.058)	(77.823)	(159.653)	(300.583)	(659.239)	(160.099)	(2.094.166)
Allocated costs and provisions	(1.155.003)	(259.477)	(60.472)	(37.603)	(209.568)	(144.586)	(42.569)	(1.909.278)
Share of profit of associates	—	—	310	903	1.055	289	(959)	1.598
Profit / (loss) before tax	(367.918)	313.454	166.199	(33.087)	83.456	560.760	(85.234)	637.630
Tax expense								(197.206)
Profit for the period								440.424
Non-controlling interest								(34.902)
Profit attributable to NBG shareholders								405.522

Segment assets as at 31 December 2010
Segment assets	30.079.448	18.957.278	29.793.880	3.052.124	10.506.104	20.619.183	7.129.220	120.137.237
Deferred tax assets and Current income tax advance								607.368
Total assets								120.744.605

Segment liabilities as at 31 December 2010
Segment liabilities	47.654.137	762.539	30.345.564	2.961.235	7.289.590	16.527.330	4.103.750	109.644.145
Current and deferred tax liabilities								195.107
Total liabilities								109.839.252

Depreciation and amortisation (1)	19.746	1.291	5.968	9.698	35.483	53.633	101.441	227.260
Credit provisions and other impairment charges	796.593	204.037	39.865	36.987	209.528	144.586	18.731	1.450.327
Non-current assets additions	8.730	13.254	4.093	5.137	52.360	67.704	105.934	257.212

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

12-month period ended 31 December 2009	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	1.402.316	536.138	584.022	48.832	488.762	968.856	(62.611)	3.966.315
Net fee and commission income	166.243	72.270	95.488	3.872	94.040	228.546	(71)	660.388
Other	(26.448)	(67.169)	268.099	149.498	17.873	96.860	11.679	450.392
Total operating income	1.542.111	541.239	947.609	202.202	600.675	1.294.262	(51.003)	5.077.095
Direct costs	(670.025)	(53.509)	(79.390)	(182.192)	(302.526)	(523.994)	(255.232)	(2.066.868)
Allocated costs and provisions	(798.813)	(207.704)	(190.290)	(70.431)	(189.914)	(250.085)	(51.042)	(1.758.279)
Share of profit of associates	—	—	(1.429)	560	783	(190)	393	117
Profit / (loss) before tax	73.273	280.026	676.500	(49.861)	109.018	519.993	(356.884)	1.252.065
Tax expense								(288.720)
Profit for the period								963.345
Non-controlling interest								(40.777)
Profit attributable to NBG shareholders								922.568

Segment assets as at 31 December 2009
Segment assets	31.961.306	18.639.070	26.859.396	2.851.745	11.446.389	15.819.570	5.453.008	113.030.484
Deferred tax assets and Current income tax advance								363.699
Total assets								113.394.183

Segment liabilities as at 31 December 2009
Segment liabilities	53.744.041	1.638.379	20.222.422	2.729.797	6.413.405	10.967.579	7.638.782	103.354.405
Current and deferred tax liabilities								212.260
Total liabilities								103.566.665

Depreciation and amortisation (1)	20.096	1.021	3.538	9.127	32.688	42.186	104.784	213.440
Credit provisions and other impairment charges	442.576	151.257	171.804	69.813	189.914	250.085	28.196	1.303.645
Non-current asset additions	14.814	634	11.741	8.289	62.445	58.782	115.725	272.430

(1)          Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations.

Notes to the Financial Statements

Group and Bank

Breakdown by location

12-month period ended 31 December 2010	Greece	S.E. Europe	Turkey	Other	Group

Net interest income	2.629.388	414.749	1.056.780	47.040	4.147.957
Net fee and commission income	245.085	90.551	262.664	11.625	609.925
Other	(224.474)	23.897	77.524	4.647	(118.406)
Total operating income	2.649.999	529.197	1.396.968	63.312	4.639.476
Direct costs	(1.122.748)	(255.038)	(670.991)	(45.389)	(2.094.166)
Allocated costs and provisions	(1.555.164)	(196.380)	(144.586)	(13.148)	(1.909.278)
Share of profit of associates	254	1.055	289	—	1.598
Profit / (loss) before tax	(27.659)	78.834	581.680	4.775	637.630
Tax expense					(197.206)
Profit for the period					440.424
Non-controlling interest					(34.902)
Profit attributable to NBG shareholders					405.522

Depreciation and amortisation (1)	136.862	32.276	54.317	3.805	227.260
Credit provisions and other impairment charges	1.096.213	196.380	144.586	13.148	1.450.327
Non-current asset additions	136.520	46.749	68.332	5.611	257.212
Non-current assets	4.474.384	234.016	307.087	22.996	5.038.483

Breakdown by location

12-month period ended 31 December 2009	Greece	S.E. Europe	Turkey	Other	Group

Net interest income	2.508.863	441.482	970.280	45.690	3.966.315
Net fee and commission income	337.484	85.512	228.546	8.846	660.388
Other	318.636	15.477	113.518	2.761	450.392
Total operating income	3.164.983	542.471	1.312.344	57.297	5.077.095
Direct costs	(1.230.682)	(265.096)	(533.867)	(37.223)	(2.066.868)
Allocated costs and provisions	(1.318.210)	(177.651)	(250.085)	(12.333)	(1.758.279)
Share of profit of associates	(476)	783	(190)	—	117
Profit / (loss) before tax	615.615	100.507	528.202	7.741	1.252.065
Tax expense					(288.720)
Profit for the period					963.345
Non-controlling interest					(40.777)
Profit attributable to NBG shareholders					922.568

Depreciation and amortisation (1)	137.753	30.766	42.708	2.213	213.440
Credit provisions and other impairment charges	863.577	177.651	250.085	12.332	1.303.645
Non-current asset additions	151.203	56.471	58.782	5.974	272.430
Non-current assets	4.397.119	245.429	265.091	20.850	4.928.489

(1)          Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognised on business combinations

Notes to the Financial Statements

Group and Bank

NOTE 6:                        Net interest income

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009
Interest earned on:
Amounts due from banks	123.980	190.920	119.040	175.161
Financial assets at fair value through profit or loss	165.387	291.480	135.227	141.484
Investment securities	906.593	1.066.364	506.051	611.315
Loans and advances to customers	5.206.077	5.029.091	2.748.044	2.749.096
Interest and similar income	6.402.037	6.577.855	3.508.362	3.677.056

Interest payable on:
Amounts due to banks	(344.975)	(369.341)	(276.124)	(269.611)
Amounts due to customers	(1.559.917)	(1.910.661)	(689.530)	(1.062.753)
Debt securities in issue	(83.310)	(45.811)	(66.606)	(4.712)
Other borrowed funds	(265.878)	(285.727)	(47.325)	(108.920)
Interest expense and similar charges	(2.254.080)	(2.611.540)	(1.079.585)	(1.445.996)

Net interest income	4.147.957	3.966.315	2.428.777	2.231.060

NOTE 7:                        Net fee and commission income

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Custody, brokerage & investment banking	72.654	85.251	22.655	25.385
Retail lending fees	206.613	199.231	46.257	70.952
Corporate lending fees	140.562	141.349	98.922	99.661
Banking fees & similar charges	159.078	200.918	24.812	69.874
Fund management fees	31.018	33.639	8.321	13.566
Net fee and commission income	609.925	660.388	200.967	279.438

Notes to the Financial Statements

Group and Bank

NOTE 8:                        Earned premia net of claims and commissions

	Group
	31.12.2010	31.12.2009

Gross written premia	1.078.567	1.042.088
Less: Premia ceded to reinsurers	(119.880)	(117.119)
Net written premia	958.687	924.969

Change in unearned premium reserve	2.110	(34.400)
Reinsurers’ share of change in unearned premium reserve	914	1.012
Change in unearned premium reserve — Group share	3.024	(33.388)

Net earned premia	961.711	891.581
Other (incl. net gains / (losses) on unit-linked assets)	5.296	44.510
Earned premia net of reinsurance	967.007	936.091

Benefits and claims incurred	(696.567)	(649.852)
Less: Reinsurers’ share of benefits and claims incurred	71.478	75.740
Benefits and claims incurred— Group share	(625.089)	(574.112)

Change in actuarial and other reserves	(102.879)	(156.186)
Less: Change in reinsurance asset of actuarial and other reserves	(3.871)	3.922
Change in actuarial and other reserves — Group share	(106.750)	(152.264)

Commission expense	(134.864)	(95.310)
Commission income from reinsurers	14.472	5.368
Net commission expense	(120.392)	(89.942)
Other	(5.456)	(7.538)
Net return to DAF contract holders	(33.472)	(16.683)
Net claims incurred	(891.159)	(840.539)

Earned premia net of claims and commissions	75.848	95.552

NOTE 9:                        Net trading income / (loss) and results from investment securities

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Net trading result and other net unrealized gains / (losses) from financial instruments	(135.660)	304.716	(196.209)	281.654
Net gain / (loss) from disposal of investment debt securities	(13.208)	101.262	(194.454)	(81.955)
Net gain / (loss) from disposal of investment equity securities	1.310	13.731	2.240	(3.113)
Net gain / (loss) from disposal of investment mutual funds	9.250	18.084	1.041	(208)
Net gain/ (loss) from disposal of associates	—	(9.378)	—	1.035
Total	(138.308)	428.415	(387.382)	197.413

Net gain / (loss) from financial instruments designated as at fair value through profit or loss for the year ended 31 December 2010 amounts to €188.223 (2009: €113.857) for the Group and €196.640 (2009: €111.442) for the Bank and are included in “Net trading result and other net unrealized gains / (losses) from financial instruments”.

Notes to the Financial Statements

Group and Bank

NOTE 10:                 Net other income / (expense)

Net other income/(expense) includes dividends, statutory contributions for deposit and loan balances and non-banking income such as real estate gains / (losses) and rentals, hotel and warehouse fees, other income from various sources, group share in investees’ business and net results from disposals of private equity investments.

NOTE 11:                 Personnel expenses

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Salaries and other staff related benefits	1.459.773	1.485.984	889.865	947.574
Pension costs: defined benefit plans (Note 12)	58.380	78.783	31.405	36.069
Share based payment arrangements	12.306	12.707	10.530	11.471
Total	1.530.459	1.577.474	931.800	995.114

Salaries and other staff related benefits include the amount of €25,5 million (2009: €25,5 million) paid to IKA-ETAM in accordance to Law 3655/2008, after the incorporation of the Bank’s main pension fund into the main pension branch of the state sponsored social security fund IKA—ETAM as of 1 August 2008. This amount will be paid to IKA-ETAM for the next 13 years (Note 12).

The average number of employees employed by the Group during the period to 31 December 2010 was 36.376 (2009: 36.381) and for the Bank was 12.849 (2009: 13.468).

Share based payments - Stock options

At the General Meeting held on 22 June 2005, a stock option program was approved for the executive directors, executive management and personnel of the Group (‘‘Program A’’). The maximum number of new ordinary shares to be issued under Program A was set at 2,5 million and adjusted to 3,5 million as a consequence of the four to ten share capital increase in 2006. Program A was set to last for five years and expired in 2010. Under the terms of Program A, the exercise price range was between €5,0 and 70% of the average market price for the ordinary shares over a period starting on 1 January of the financial year during which such rights were granted until and including the first exercise date.

At the repeat General Meeting held on 1 June 2006, a new Group-wide stock option program was approved for the Bank’s executive directors, executive management and personnel of the Group (‘‘Program B’’). The maximum number of new ordinary shares to be issued under Program B was set at 2,5 million and adjusted to 3,5 million as a consequence of the four to ten share capital increase in 2006. Program B shall last five years and expires in 2011. Under the terms of Program B, the exercise price range is between €5,0 and 70% of the average market price for the ordinary shares over a period starting on 2 June 2006 until the date at which such rights are first exercised.

At the repeat General Meeting held on 28 June 2007, the shareholders of the Bank approved a new Group-wide stock option program for the Bank’s executive directors, executive management and personnel of the Group (‘‘Program C’’). Program C is set to last eight years and expires in 2015. The stock options must be granted up until 2010. The maximum number of new ordinary shares to be issued under Program C was originally set at 12 million and adjusted to approximately 12,5 million as a consequence of four for every hundred shares held issue as stock dividend, in accordance with the resolution passed at the repeat General Meeting held on 15 May 2008.  The maximum number of options that can be granted per year cannot exceed 1% of the total number of ordinary shares outstanding. The strike price shall be within the range of €5,0 to 85% of the average market price of the ordinary shares within the time period from 1 January of the year the options are granted until 31 October of that same year. No stock options have been granted under this program.

In all three stock option programs, adjustments to the number of options not yet granted or exercised, the ordinary shares underlying those options, and the strike price for exercising those are made to maintain the economic value of those options in cases where the Bank’s share capital has changed.

The total number of share options granted, exercised and cancelled per Program, are analyzed as follows:

	Group
	Program A 1st grant	Program A 2nd grant	Program B

Total share options granted per Program	2.992.620	496.500	3.014.100
Adjustments due to share capital increases	120.315	35.632	162.720
Number of share options exercised	(1.426.883)	(53.475)	(798.590)
Number of share options cancelled	(1.686.052)	(478.657)	(379.734)
Outstanding balance	—	—	1.998.496

Notes to the Financial Statements

Group and Bank

After 10 December 2010 the outstanding options of Program A 1st and 2nd grant were cancelled.

All outstanding options of Program B may be exercised between 1 June 2011 and 10 June 2011.  After 10 June 2011, the unexercised options will be cancelled.

The options are forfeited if the employee is fired with cause and may be forfeited or maintained pursuant to a discretionary decision of the Bank’s Board of Directors if the employee resigns from the Group before the options are exercised.

Details of the share options outstanding during the period to 31 December 2010 and 31 December 2009 are as follows:

Stock options

	31.12.2010		31.12.2009
	Number of shares	Average price	Number of shares	Average price

Outstanding at beginning of period	4.150.463	20,79	4.323.079	20,80
Cancelled during the period	(2.151.967)	21,11	(152.923)	20,66
Exercised during the period	—	—	(19.693)	20,90
Outstanding at period end	1.998.496	20,45	4.150.463	20,79
Vested but not exercised at period end	1.998.496	20,45	2.968.420	20,93

The remaining contractual life is 0,5 years for stock options under Program B.  There were no options granted in 2010.  The total expense recognised during the period under Program A and B amounted to €10.459 (2009: €8.274).

Share based payments - Bonus shares

On 25 May 2007, the Annual General Meeting of the Shareholders of the Bank approved the distribution to the staff of 350.000 bonus shares to derive from the Bank’s share capital increase by €1.750 through capitalisation of profits.  The total expense recognised during the period amounted to €1.847 (2009: €4.433).

NOTE 12:                 Retirement benefit obligations

I. Defined Contribution Plans

National Bank of Greece Pension Plan

In accordance with Greek Law 3655/2008, applicable from April 2008, the Bank’s main pension plan, which was a defined-contribution plan, has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of 1 August 2008. Pursuant to Law 3655/2008, the Bank will contribute €25,5 million per annum into IKA—ETAM for 15 years starting from December 2009. This legislation also prescribes that employer contributions made by the Bank will be reduced every three years in equal increments starting from 2013 from 26,5% until they reach 13,3% for employees who joined any social security plan prior to 1 January 1993. Employer contributions for employees who joined any social security fund post 1 January 1993, will remain at 13,3%.

National Bank of Greece Auxiliary Pension Plan

In 2005 and 2006, the Hellenic Republic passed legislation permitting bank employee auxiliary pension schemes to merge with the new Insurance Fund of Bank Employees (‘‘ETAT’’). The relevant legislation provides that, in connection with the merger of auxiliary schemes with ETAT, the relevant employer shall make a payment to ETAT solely in an amount to be determined by an independent financial report commissioned by the Ministry of Finance pursuant to this legislation. Subsequently, in April 2006 the Bank applied under Law 3371/2005, as amended, to merge its Auxiliary Pension Fund, a defined-contribution plan, into ETAT.  Consequently, the Bank may have to contribute a significant amount to ETAT in relation to this merger.

The Bank’s employees’ Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9% of the employee’s salary. Benefits paid are determined by years of service with the Bank and the employee’s final pensionable pay. Under Law 3371/2005 employees hired after 1 January 2005 are insured in the auxiliary social security fund IKA—ETAM.  The Bank pays its contributions to IKA-ETAM since 1 May 2007.

Ethniki Hellenic General Insurance Company Benefit Plan

As for the Bank’s main pension plan, following legislation passed in April 2008, the post-retirement and health plan of EH, has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of 1 August 2008. Employer contributions made by EH will be reduced every three years in equal increments until they reach 13,3%. Employer contributions for employees who joined any social security fund post 1 January 1993, will remain at 13,3%.

Other Defined Contribution Pension Plans

The London branch of the Bank and Group companies among

Notes to the Financial Statements

Group and Bank

which UBB, SABA, Ethniki Asset Management Mutual Funds, EH, NBGI Private Equity Ltd and NBGI Private Equity Funds also make contributions to other defined contribution pension plans and funds for their employees.

Defined contribution health plans

Contributions by the Bank to the National Bank of Greece Health Plan (T.Y.P.E.T.) amount to 6,25% of employees’ salaries. Employees’ contributions amount to 2,5% of their salaries. Additional contributions are paid for insured members of the employees’ families (such as spouse that does not work and children), and are increased further in the event that the insured spouse is employed or that members of the paternal family are also insured. Contributions of retired employees amount to 4% of their pensions, while additional contributions are paid for other insured members of their families.  T.Y.P.E.T. offers health benefits to employees before and after their retirement, and to insured members of their families.

Total contributions to social security funds, state run plans and defined contribution plans for 2010 and 2009 were €371,3 million and €371,1 million respectively.  The respective figures for the Bank were €281,7 million and €288,1 million respectively. As mentioned above, as of 1 August 2008, the Bank’s pension plan and the pension branch of EH post-retirement and health plan were incorporated in IKA-ETAM and therefore ceased to exist as separate defined contribution plans.

II. Plans that the Bank does not contribute to

National Bank of Greece Lump Sum Benefit Plan

The Group does not pay contributions to the aforementioned plan.

III. Defined Benefit Plans

Retirement indemnities

Most NBG Group companies are required by local law to offer retirement indemnities to employees leaving service to retire. Such retirement indemnities are in the form of a lump sum based usually on final salary and years of service, the calculation of which depends on the jurisdiction in which the company operates and the employee’s profession (e.g. Greek law provides for different indemnities for salaried employees, wage earners and lawyers). In some cases, Group company regulations provide for additional benefits to employees above the statutory minimum.

Lump sum and annuity benefits

Most EH and former Ethnokarta employees are entitled to benefits from Deposit Administration Fund (DAF) type policies, which offer lump sum benefits and pension benefits additional to those offered by social security funds or main pension plans. Such benefits are usually based on the employees’ salary and years of service, and vary depending on the provisions of each policy. NBG Cyprus sponsors a Gratuity Plan for its employees, offering lump sum benefits based on final pay and years of service.

Benefits for the employees’ children

Benefits to employees’ children are lump sum and are also based on the parents’ salary and pension where applicable and on the age at which the child receives the benefits. Such benefits are offered to former Ethnokarta employees’ children through a DAF type policy, as well as to the Bank’s employees’ children through a separate fund.

Net periodic costs for these defined benefit plans and termination indemnities include the following components which are recognised in the income statement for the periods ended.

Pension costs — defined benefit plans

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Current service cost	17.546	15.918	8.673	8.185
Interest cost on obligation	22.519	21.695	14.339	13.578
Expected return on plan assets	(2.968)	(2.281)	(2.306)	(1.920)
Amortisation of unrecognised actuarial losses /(gains)	11.753	14.667	10.490	13.131
Amortisation of unrecognised prior service cost	257	404	—	—
Losses on curtailments /settlements and other expense/ (income)	9.273	28.380	209	3.095
Total	58.380	78.783	31.405	36.069

Losses on curtailments/ settlements and other expense/ (income) in 2010 include mainly the voluntary retirement schemes of EH amounting to €4,7 million (2009: €22,1 million) (see Note 37).

Notes to the Financial Statements

Group and Bank

Net liability in balance sheet

	Group
	31.12.2010	31.12.2009	31.12.2008	31.12.2007	31.12.2006

Present value of funded obligations	291.941	352.466	393.407	333.475	327.105
Fair value of plan assets	(102.210)	(68.968)	(68.001)	(183.193)	(146.402)
	189.731	283.498	325.406	150.282	180.703
Present value of unfunded obligations	110.202	120.430	88.663	79.967	65.001
Unrecognised actuarial (losses) /gains	(146.221)	(156.361)	(181.592)	9.441	(32.667)
Unrecognised prior service cost	(1.700)	(2.266)	(1.730)	(308)	(469)
Total	152.012	245.301	230.747	239.382	212.568

Net liability in balance sheet

	Bank
	31.12.2010	31.12.2009	31.12.2008	31.12.2007	31.12.2006

Present value of funded obligations	235.101	277.059	296.234	235.737	157.922
Fair value of plan assets	(53.905)	(55.651)	(57.906)	(169.100)	(106.095)
	181.196	221.408	238.328	66.637	51.827
Present value of unfunded obligations	29.823	36.277	13.505	8.813	3.594
Unrecognised actuarial (losses) /gains	(131.132)	(123.401)	(143.776)	35.090	4.123
Total	79.887	134.284	108.057	110.540	59.544

Movement in net liability

	Group		Bank
	2010	2009	2010	2009

Net liability at the beginning of the period	245.301	230.747	134.284	108.057
Actual employer contributions paid	(127.472)	(38.713)	(82.185)	(7.303)
Benefits paid directly	(25.552)	(25.610)	(3.617)	(2.539)
Total expense recognised in the income statement	58.380	78.783	31.405	36.069
Foreign exchange rate changes and other adjustments	1.355	94	—	—
Net liability at the end of the period	152.012	245.301	79.887	134.284

In 2011, the Group and the Bank are expected to make €15,8 million and €7,5 million respectively in contributions to funded plans, and pay €14,9 million and €9,3 million respectively in retirement indemnities.  Increased employer contributions paid by the Bank relate to advanced funds to a funded plan in excess of the €7,6 million total expected contributions, which will be repaid by the plan in the future.

Notes to the Financial Statements

Group and Bank

Reconciliation of defined benefit obligation

	Group		Bank
	2010	2009	2010	2009

Defined benefit obligation at the beginning of the period	472.896	482.070	313.336	309.739
Current service cost	17.546	15.918	8.673	8.185
Interest cost on obligation	22.519	21.695	14.339	13.578
Employee contributions	6.353	6.752	5.178	5.365
Benefits paid from the Fund	(68.744)	(56.795)	(55.376)	(26.445)
Benefits paid directly by the Group/ Bank	(25.552)	(25.610)	(3.617)	(2.539)
Losses/(gains) on curtailments and settlements	6.418	15.085	209	445
Other adjustments	1.044	(1.339)	—	(3.098)
Past service cost arising over the last period	98	1.332	—	—
Actuarial losses/(gains)	(30.682)	14.016	(17.818)	8.106
Foreign exchange rate differences	247	(228)	—	—
Defined benefit obligation at the end of the period	402.143	472.896	264.924	313.336

Reconciliation of plan assets

	Group		Bank
	2010	2009	2010	2009

Fair value of plan assets at the beginning of the period	68.968	68.001	55.651	57.906
Expected return on plan assets	2.968	2.281	2.306	1.920
Employer contributions	127.472	38.713	82.185	7.303
Employee contributions	6.353	6.752	5.178	5.365
Fund benefits	(68.744)	(56.795)	(55.376)	(26.445)
Actuarial (losses)/gains	(34.807)	10.016	(36.039)	9.602
Fair value of plan assets at the end of the period	102.210	68.968	53.905	55.651

The actual return on plan assets for the year ended 31 December 2010 was €(31,8) million (2009: €19,5 million) for the Group and €(33,7) million (2009: €18,7 million) for the Bank.

The weighted average assumptions used to determine the net periodic pension costs for the years ended 31 December 2010 and 31 December 2009 are:

Weighted average assumptions at the end of the reporting period

	Group		Bank
	2010	2009	2010	2009

Discount rate	5,3%	5,2%	5,0%	5,0%
Expected return on plan assets	5,5%	6,4%	6,3%	6,9%
Rate of compensation increase	3,4%	5,1%	3,0%	5,0%
Pension increase	2,5%	2,5%	2,5%	2,5%

To set the expected long-term rate of return assumptions the Group uses forward-looking assumptions. In particular, as regards Greek equities, the Group uses the return on 10-year government bonds plus an equity risk premium based on a basket of company shares listed on the Athens Exchange. As regards Deposit Administration Fund assets, the 10-year term deposit EUR rate is used, adjusted for past return experience.

Notes to the Financial Statements

Group and Bank

Allocation of plan assets

	Group				Bank
	2010		2009		2010		2009
	Amount	Proportion	Amount	Proportion	Amount	Proportion	Amount	Proportion

Equity securities	28.885	28%	54.868	80%	28.885	54%	54.868	99%
Other	73.325	72%	14.100	20%	25.020	46%	783	1%
Total	102.210	100%	68.968	100%	53.905	100%	55.651	100%

All equity securities are the Bank’s own equity securities and “Other” relate to deposits and assets of Deposit Administration Fund policies issued by the Group’s main insurance company EH.

NOTE 13:                 General, administrative & other operating expenses

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Duties and taxes	98.625	73.814	50.713	48.117
Utilities and rentals	330.733	300.596	205.367	151.434
Maintenance and other related expenses	36.085	33.300	8.071	11.391
Other administrative expenses	316.389	317.322	104.476	127.930
Total	781.832	725.032	368.627	338.872

NOTE 14:                 Credit provisions and other impairment charges

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009
a. Impairment charge for credit losses
Due from banks (Note 18)	(19)	(257)	—	—
Loans and advances to customers (Note 21)	1.365.030	1.041.258	1.011.501	604.890
	1.365.011	1.041.001	1.011.501	604.890
b. Impairment charge for securities
Equity securities	75.389	95.727	30.365	28.268
AFS and loans and receivables debt securities	(780)	142.063	(780)	142.063
	74.609	237.790	29.585	170.331

c. Other provisions and impairment charges
Impairment of investment property, property and equipment and software & other intangible assets (Notes 23, 25 & 26)	4.957	8.473	—	6.012
Impairment of goodwill (Note 25)	6.320	—	—	—
Other	(570)	16.381	3.500	12.311
	10.707	24.854	3.500	18.323

Total	1.450.327	1.303.645	1.044.586	793.544

Impairment charges for securities in 2010 relate to equity securities, for which the decline in their fair value below cost is considered to be significant or prolonged.

Impairment charges for securities in 2009 relate to (a) debt securities held by the Bank classified as loans and receivables, for which as at 31 December 2009 their recoverable amount was below amortised cost and the Bank expects to dispose them before it recovers the amortised cost, and (b) equity securities, for which the decline in their fair value below cost is considered to be significant or prolonged.

Notes to the Financial Statements

Group and Bank

NOTE 15:                 Tax expense

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Non off-settable taxes in accordance with Law 3842/2010	52.975	—	52.975	—
Social responsibility tax	26.126	47.736	21.925	45.669
Social responsibility tax and non off-settable taxes	79.101	47.736	74.900	45.669

Current tax	179.391	115.974	17.161	24.604
Settlement of “open” tax years	2.494	—	—	—
Deferred tax (Note 27)	(63.780)	125.010	(64.816)	108.369
Tax expense	118.105	240.984	(47.655)	132.973

Total	197.206	288.720	27.245	178.642

Profit before tax	637.630	1.252.065	(333.607)	403.627

Tax calculated based on the current tax rate of 24% (2009: 25%)	153.031	313.016	(80.066)	100.907
Effect of changes in tax rates	(6.690)	10.382	(968)	8.954
Effect of different tax rates in other countries	(68.052)	(98.539)	—	—
Income not subject to taxation	(36.131)	(41.949)	(1.435)	(13.702)
Expenses not deductible for tax purposes	49.768	21.489	16.651	9.576
Non off-settable taxes in accordance with Law 3842/2010	52.975	—	52.975	—
Non off-settable taxes with current year income taxes	14.059	22.754	14.059	22.754
Settlement of “open” tax years	2.494	—	—	—
Social responsibility tax	26.126	47.736	21.925	45.669
Other	9.626	13.831	4.104	4.484
Income tax expense	197.206	288.720	27.245	178.642
Effective tax rate for the period	30,9%	23,1%	(8,2)%	44,3%

The nominal corporation tax rate for the Bank for the years 2010 and 2009 is 24% and 25% respectively.

On 25 September 2008 a tax law (Law 3697/2008) was enacted, according to which the corporation tax rate will be reduced from 25% to 20% declining by 1% each year starting from 2010 to 2014.  Based on the new tax rates, the Group examined the timing of the reversal of the temporary differences for the Greek entities and adjusted the deferred tax asset / liability amounts accordingly.

A draft tax law submitted in February 2011 to the Greek Parliament provides that for the periods commencing from 1.1.2011 thereon, a 20% tax rate is imposed on legal entities, while in case of profit distribution a 25% withholding tax is imposed.

Other foreign subsidiaries and branches provide for taxation at the appropriate rates in the countries in which they operate. In particular, the statutory income tax rate of Finansbank, which is the most significant subsidiary, is 20%.

In accordance with Para 3, article 10 of Law 3842/2010 regarding tax issues, the receivable amount of withholding taxes which is reflected in the Bank’s corporate income tax returns for the year 2009 is not refunded provided that it relates to taxes withheld on bond interest income.  In this respect the Bank recognized in the Income statement the amount of €53,0 million and reserved its legal rights on this issue.

In accordance with Law 3845/2010 “Measures for the implementation of the support mechanism of the Greek economy through the Eurozone Member-States and the International Monetary Fund”, a non-recurring tax was imposed on legal entities for social responsibility purposes and is calculated on the total net income for the year 2009, provided that it exceeded €100. The tax accrued to the Group’s and the Bank’s current year income statement amounted to €26,1 million and €21,9 million respectively.

In accordance with Law 3808/2009, entities with net income exceeding €5,0 million in 2008, are required to pay an additional income tax for social responsibility purposes.  The tax effect to the Group’s and the Bank’s income statement of 2009 amounted to €47,7 million and €45,7 million respectively.

As at 31 December 2010, the accumulated provisions recognized by the Group and the Bank, in relation to unaudited tax years amounted to €10,6 million (2009: €8,9 million) and €8,9 million (2009: €6,6 million) respectively.  The unaudited tax years of the Group associates and subsidiaries are presented in Notes 24 and 47 respectively.

Certain subsidiaries of the Group have settled their “open” tax years either through a tax audit (€1.912) or under the amnesty decision as provided by Law 3888/2010 (€582).

Notes to the Financial Statements

Group and Bank

NOTE 16:                 Earnings per share

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Profit/(loss) for the period attributable to NBG equity shareholders	405.522	922.568	(360.852)	224.985
Less: dividends on preference shares and preferred securities	(92.476)	(87.038)	(71.558)	(42.192)
Profit/(loss) for the period attributable to NBG ordinary shareholders excluding gain on redemption of preferred securities	313.046	835.530	(432.410)	182.793
Add: Gain on redemption of preferred securities, net of tax	38.423	305.481	—	—
Profit/(loss) for the period attributable to NBG ordinary shareholders including gain on redemption of preferred securities	351.469	1.141.011	(432.410)	182.793

Weighted average number of ordinary shares outstanding for basic and diluted EPS as reported	762.275.390	564.034.936	762.801.592	564.082.549
Adjustment for the effect of bonus element of the share capital increase	—	99.777.781	—	99.786.203
Weighted average number of ordinary shares outstanding for basic and diluted EPS as adjusted	762.275.390	663.812.717	762.801.592	663.868.752

Earnings / (losses) per share - Basic and diluted	€0,46	€1,72	€(0,57)	€0,28

The “adjustment for the effect of the bonus element of the share capital increase” represents the difference between the discounted issue price per share (see Note 38) and its market price.  This adjustment, which corresponds to a factor of 1,1769, is applied retrospectively to all periods presented, in accordance with the IFRS.

Had the gain on redemption of preferred securities been excluded from the calculation, the basic and diluted earnings / (losses) per share for the Group would have been €0,41 and €1,26 for 2010 and 2009, respectively.

As at 31 December 2010 and 2009, the number of potential dilutive ordinary shares is nil due to the fact that for the 12-month periods ended 31 December 2010 and 2009, the exercise price of the share options outstanding was lower than the average market price of the Bank’s shares.

NOTE 17:                 Cash and balances with central banks

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Cash in hand	992.268	968.612	599.219	630.703
Balances with central banks	6.538.215	3.284.242	4.470.286	1.443.018
Total	7.530.483	4.252.854	5.069.505	2.073.721

Of which
Obligatory balances with central banks	2.962.674	2.925.151	1.103.625	1.202.382

The Bank is required to maintain a current account with the Bank of Greece (BoG) to facilitate interbank transactions with the central bank, its member banks, and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).  BoG is the primary regulator of depository institutions in Greece.  BoG requires all banks established in Greece to maintain deposits with the central bank equal to 2% of total customer deposits as these are defined by the ECB.  Similar requirements apply to the other banking subsidiaries of the Group.  The Bank’s deposits bear interest at the refinancing rate as set by the ECB (1% at 31 December 2010) while the corresponding deposits of Finansbank, UBB and certain other subsidiaries are non-interest bearing.

Notes to the Financial Statements

Group and Bank

NOTE 18:                 Due from banks

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Sight deposits with banks	743.497	421.783	563.121	333.322
Time deposits with banks	805.149	1.587.201	3.514.797	3.726.689
Securities purchased under agreements to resell	50.071	532.291	1.286.357	616.222
Deposits in margin accounts	1.576.267	739.397	1.576.267	739.397
Other	155.861	436.515	150.547	466.071
	3.330.845	3.717.187	7.091.089	5.881.701
Less: Allowance for losses on amounts due from banks	(9.391)	(9.276)	—	—
Total	3.321.454	3.707.911	7.091.089	5.881.701

Movement in allowance for impairment for amounts due from banks

	Group		Bank
	2010	2009	2010	2009
Balance at 1 January	9.276	9.548	—	—
Provision for impairment	(19)	(257)	—	—
Amounts written off	(14)	—	—	—
Foreign exchange differences	148	(15)	—	—
Balance at 31 December	9.391	9.276	—	—

NOTE 19:                 Financial assets at fair value through profit or loss

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Financial assets designated as at fair value through profit or loss	37.151	34.502	—	—
Trading Securities:
Government bonds	146.801	2.230.425	54.265	1.856.672
Treasury bills	948.114	897.104	948.114	897.104
Other debt securities	558.420	848.561	78.052	248.115
Equity securities	16.354	37.374	1.861	2.075
Mutual funds units	16.272	18.093	—	—
Total	1.723.112	4.066.059	1.082.292	3.003.966

The Group’s assets designated as at fair value through profit or loss include securities, for which the change in fair value during the period and cumulatively attributable to changes in credit risk is nil for both 2010 and 2009.  The Bank has no assets designated as at fair value through profit or loss.

Notes to the Financial Statements

Group and Bank

NOTE 20:      Derivative financial instruments

	Group			Bank
	31.12.2010			31.12.2010
	Notional amounts	Fair values Assets	Fair values Liabilities	Notional amounts	Fair values Assets	Fair values Liabilities
Derivatives held for trading
Interest rate derivatives — OTC	44.873.368	1.021.177	779.996	41.205.325	917.825	686.929
Foreign exchange derivatives — OTC	11.004.908	209.248	170.872	5.741.210	140.404	98.715
Other types of derivatives — OTC	469.148	10.685	4.569	447.108	9.385	4.569
Interest rate derivatives — Exchange traded	4.113.294	2.819	9.135	4.107.161	2.819	9.098
Foreign exchange derivatives — Exchange traded	51.136	349	923	—	—	—
Other types of derivatives - Exchange traded	22.781	542	2.079	—	—	—
Total	60.534.635	1.244.820	967.574	51.500.804	1.070.433	799.311

Derivatives held for fair value hedging
Interest rate derivatives — OTC	17.743.267	486.372	789.290	14.836.624	472.528	604.740
Other types of derivatives - Exchange traded	11.960	—	86	—	—	—
Total	17.755.227	486.372	789.376	14.836.624	472.528	604.740

Derivatives held for cash flow hedging
Interest rate derivatives — OTC	316.485	—	33.606	—	—	—
Total	316.485	—	33.606	—	—	—

Total	78.606.347	1.731.192	1.790.556	66.337.428	1.542.961	1.404.051

	Group			Bank
	31.12.2009			31.12.2009
	Notional amounts	Fair values Assets	Fair values Liabilities	Notional amounts	Fair values Assets	Fair values Liabilities
Derivatives held for trading
Interest rate derivatives — OTC	61.504.740	1.678.773	1.013.192	56.616.391	1.522.164	904.198
Foreign exchange derivatives — OTC	8.961.434	144.686	46.198	5.389.012	99.205	32.615
Other types of derivatives — OTC	462.192	10.383	8.201	455.582	10.288	8.173
Interest rate derivatives — Exchange traded	4.347.760	39.257	29.060	4.347.760	39.257	29.060
Foreign exchange derivatives — Exchange traded	47.722	1.531	651	—	—	—
Other types of derivatives - Exchange traded	9.486	99	37	—	—	—
Total	75.333.334	1.874.729	1.097.339	66.808.745	1.670.914	974.046

Derivatives held for fair value hedging
Interest rate derivatives — OTC	824.090	1.122	231.825	725.000	—	230.575
Total	824.090	1.122	231.825	725.000	—	230.575

Total	76.157.424	1.875.851	1.329.164	67.533.745	1.670.914	1.204.621

Credit risk

Based on the assessment of all relevant factors including Master Netting Arrangements or other netting arrangements, collateral and other credit support (like Credit Support Annex (CSA) agreements), the structure of the transactions, the specific characteristics of the instruments and other qualitative factors, the impact of credit risk on the valuation of OTC derivatives is not considered significant.  Therefore, the valuation of OTC derivatives does not include Credit Valuation Adjustment.

Fair value hedges

The Group’s and the Bank’s fair value hedges exclusively consist of interest rate swaps and future contracts that are used to protect against changes in the fair value of fixed-rate, long-term financial instruments due to movements in market interest rates.

At 31 December 2010, the fair values of the outstanding derivatives of the Group and the Bank, designated under fair value hedge accounting, amounted to €(303,0) million and €(132,2) million respectively, presented in the balance sheet of the Group and the Bank as €486,4 million and €472,5 million positive fair

Notes to the Financial Statements

Group and Bank

values under assets and €(789,4) million and €(604,7) million negative fair values under liabilities respectively. For those derivatives at 31 December 2010, the Group and the Bank recognized in the income statement €(388,4) million and €(275,6) million respectively, fair value changes on derivatives designated under fair value hedge accounting.  This amount was offset by €371,8 million and €275,0 million fair value changes recognized on hedged items of the Group and the Bank respectively. This resulted in a net hedge ineffectiveness of €(16,6) million recognized in the income statement of the Group and €(0,6) million for the Bank.

At 31 December 2009, the fair values of the outstanding derivatives of the Group and the Bank, designated under fair value hedge accounting, amounted to €(230,7) million and €(230,6) million respectively, presented in the balance sheet of the Group and the Bank as €1,1 million and nil positive fair values under assets and €(231,8) million and €(230,6) million negative fair values under liabilities respectively. For derivatives designated under fair value hedge accounting at 31 December 2009, the Group and the Bank recognized in the income statement €(44,0) million and €(45,6) million respectively.  This amount was offset by €44,2 million and €45,6 million fair value changes recognized on hedged items of the Group and the Bank respectively. This resulted in a net hedge ineffectiveness of €0,2 million recognized in the income statement of the Group and no ineffectiveness for the Bank.

Cash flow hedges

The Group’s cash flow hedges consist of interest rate swaps that are used to hedge the variability in cash flows of customers’ deposits that is attributable to the changes in the interest rates prevailing in the market. For the period ended 31 December 2010, the Group recognized in other comprehensive income net losses on cash flow hedging derivatives of €13,3 million.

Hedges on net investments in foreign operations

The Group designates certain financial instruments as net investment hedges, in order to reduce the volatility in the consolidated income statement caused by changes in foreign currency exchange rates in the functional currency of major foreign subsidiaries with respect to EUR.

During 2010, the effective portion of the hedge relationships that was deferred in shareholder’s equity amounted to €164,5 million net of tax and it will be recognized in the income statement upon disposal of the related foreign subsidiaries. There was no ineffectiveness recognized in the income statement in 2010.

At 31 December 2010, there were no outstanding derivatives designated under net investment hedge accounting.

During 2009, the effective part of these hedges €(61,6) million losses, net of tax is reflected in other comprehensive income and offsets a portion of the translation adjustment of the applicable foreign subsidiaries’ net assets with the ineffective part amounting to €(0,9) million.

NOTE 21:                 Loans and advances to customers

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Mortgages	25.565.711	24.481.873	20.796.403	20.664.268
Consumer loans	7.948.451	7.866.984	5.296.057	5.357.600
Credit cards	5.394.477	4.424.302	1.808.126	1.950.075
Small business lending	6.420.508	6.818.294	4.122.619	4.510.276
Retail lending	45.329.147	43.591.453	32.023.205	32.482.219
Corporate and public sector lending	35.494.342	33.620.263	28.471.165	27.088.877
Total before allowance for impairment on loans and advances to customers	80.823.489	77.211.716	60.494.370	59.571.096
Less: Allowance for impairment on loans and advances to customers	(3.561.619)	(2.459.171)	(2.251.379)	(1.441.398)
Total	77.261.870	74.752.545	58.242.991	58.129.698

Included in the Group’s loans and advances to customers are mortgage loans and corporate loans designated as at fair value through profit or loss amounting to €562.083 (2009: €851.440). The Bank has no loans and advances to customers designated as at fair value through profit or loss.

Corporate and Public sector lending for the Bank and the Group includes a loan to Greek state of €5.719 million (2009: €5.620 million). The whole agreement with the Greek state relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

The Group and the Bank in the current year, reclassified certain loans and advances to customers, from small business lending to corporate and public sector lending in order to comply with the Bank of Greece directives. The impact of these directives has also been reflected in the 2009 comparative figures by reclassifying €543,1 million at Group level and €508,1 million at Bank level from Small business lending to Corporate and public sector lending.

Notes to the Financial Statements

Group and Bank

Movement in allowance for impairment on loans and advances to customers

	Group		Bank
	2010	2009	2010	2009

Balance at 1 January	2.459.171	1.620.423	1.441.398	956.945
Impairment charge for credit losses (see Note 14)	1.365.030	1.041.258	1.011.501	604.890
Loans written off	(300.248)	(229.234)	(206.465)	(126.465)
Amounts recovered	23.249	29.663	4.596	5.639
Foreign exchange differences	14.417	(2.939)	349	389
Balance at 31 December	3.561.619	2.459.171	2.251.379	1.441.398

Included in the allowance for impairment on loans and advances to customers for 2010 and 2009 are amounts of €58.507 and €48.278 (Bank: €13.037 and €7.594) respectively, which relate to credit risk amounts for Letter of Credits and Letter of Guarantees granted to Group customers.

Loans and advances to customers include securitised loans and loans used as collateral in the covered bonds program, as follows:

Securitisation of loans

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Corporate lending (Eterika Plc - July 2008)	—	1.267.017	—	1.267.017
Consumer loans (Revolver 2008 — 1 Plc — December 2008)	1.161.510	1.156.163	1.161.510	1.156.163
Credit cards (Revolver 2008 — 1 Plc — December 2008)	1.244.399	1.283.375	1.244.399	1.283.375
Receivables from Public sector (Titlos Plc — February 2009)	5.718.671	5.619.518	5.718.671	5.619.518
Total securitised loans	8.124.580	9.326.073	8.124.580	9.326.073

Covered bonds

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Mortgages	14.058.305	5.172.215	14.058.305	5.172.215

Securitization of loans

On 31 July 2008, the Bank issued €1.340 million Asset Backed Floating Rate Notes due in June 2035, which were backed by a pool of corporate loans.  The Notes were split into €975 million class A notes with interest paid quarterly at a rate of three month Euribor plus a margin of 30 bps and €365 million class B notes with interest paid quarterly at a rate of three month Euribor plus a margin of 250 bps.  On 19 May 2010, the transaction was unwound and the notes cancelled.

On 12 December 2008, the Bank issued €1.768,9 million Secured Floating Rate Notes due in September 2020, which are backed by a pool of receivables arising from revolving consumer loans and credit card accounts.  The notes originally were split into €1.500 million class A notes with interest paid monthly at a rate of one month Euribor plus 30 bps and €268,9 million class B notes with interest paid monthly at a rate of one month Euribor plus 60 bps.  On 28 February 2011, €500 million class A notes were cancelled and the interest was changed to a fixed monthly rate of 2.6% on the class A notes and a fixed monthly rate of 2.9% on the class B notes.   The class A notes have been rated A- by both Fitch and Standard and Poors. The Bank retains the option to call the notes on any interest payment date and reissue a new series, or sell them as is to investors.

On 26 February 2009, the Bank issued through a special purpose entity €5.100 million floating rate asset backed notes due in September 2039. The notes pay interest semi-annually on the 20th day of each March and September commencing in September 2009 and at a rate of six month Euribor plus 50 bps per annum. The Bank retains the option to call the notes on any re-novation date or on any optional redemption date and reissue a new series or sell the notes to investors.

Covered bonds

On 28 November 2008, the Bank issued two series of covered bonds each for €1 billion, with a maturity of five and six years, respectively (with a one-year extension option), which are secured primarily by residential mortgage loans, interest paid quarterly at a rate of ECB’s refinancing rate plus a margin of 65 bps and 70 bps respectively. The issue forms part of the Bank’s €10 billion covered bonds programme established on 26 November 2008.

On 1 September 2009, the Bank sold to institutional investors, part of the above securities, with nominal value of €100 million (€50

Notes to the Financial Statements

Group and Bank

million from each issue) which are presented within “Debt securities in issue” (Note 33).

On 7 October 2009, the Bank issued the 3rd series of covered bonds of €1,5 billion, with a maturity of seven years, which are secured primarily by residential mortgage loans and have interest paid annually at a fixed coupon rate of 3,875%. The issue forms part of the existing Bank’s €10 billion covered bonds programme. This issue is presented within “Debt securities in issue” (Note 33) since all bonds were sold to domestic and foreign investors.

On 18 March 2010, the Bank issued the 4th series of covered bonds of €1,5 billion, under its €10 billion covered bonds programme, with a maturity of eight years (with an additional ten-year extension option) secured by residential mortgage loans. The bonds paid interest quarterly at the ECB’s refinancing rate plus a margin of 190 bps. This series was cancelled on 30 November 2010.

On 11 May 2010, the Bank issued the 5th series of covered bonds of €1 billion, under its €10 billion covered bonds programme, with a maturity of ten years (with an additional ten-year extension option), secured by residential mortgage loans bearing interest at the ECB’s refinancing rate plus a margin of 250 bps paid on a quarterly basis.

On 21 June 2010 the Bank established its second covered bond programme (“€15 billion Covered Bond Programme II of National Bank of Greece S.A.”) under which on 24 June 2010 the Bank issued three Series of €1 billion each, secured by residential mortgage loans. The first Series has a 5 year maturity (with an additional ten-year extension option) and bears interest at the ECB’s refinancing rate plus a margin of 170 bps paid on a quarterly basis. The second Series has a 7 year maturity (with an additional ten-year extension option) and bears interest at the ECB’s refinancing rate plus a margin of 200 bps paid on a quarterly basis. The third Series has a 9 year maturity (with an additional ten-year extension option) and bears interest at the ECB’s refinancing rate plus a margin of 230 bps paid on a quarterly basis. On 29 July 2010, the Bank issued second tranches of €500 million each for each of the first three series of notes under this programme. On 24 September 2010 the two tranches of each Series were funged.

On 30 November 2010, the Bank issued the 4th series of covered bonds of €1,5 billion, under its €15 billion covered bonds programme, with a maturity of 8 years (with an additional ten-year extension option), secured by residential mortgage loans bearing interest at the ECB’s refinancing rate plus a margin of 210 bps paid on a quarterly basis.

All covered bonds series issued under the €10 billion covered bonds programme are currently rated Baa3 by Moody’s and BBB+ by Fitch.

All covered bonds series issued under the €15 billion covered bonds programme are currently rated Baa3 by Moody’s and A- by Fitch.

Any notes not sold to investors are not presented within “Debt securities in issue”, since these securities are held by the Bank.

Loans and advances to customers include finance lease receivables:

	Group
	2010	2009
Maturity
Not later than 1 year	737.523	733.462
Later than 1 year but not later than 5 years	953.558	1.176.299
Later than 5 years	417.477	413.022
	2.108.558	2.322.783
Unearned future finance income on finance leases	(249.496)	(260.210)
Net investment in finance leases	1.859.062	2.062.573

Allowance for impairment on finance lease receivables in 2010 amounts to €81,3 million (2009: €60,9 million).

The net investment in finance leases may be analysed as follows:

	Group
	2010	2009
Maturity
Not later than 1 year	659.920	647.888
Later than 1 year but not later than 5 years	838.624	1.049.472
Later than 5 years	360.518	365.213
Net investment in finance leases	1.859.062	2.062.573

Notes to the Financial Statements

Group and Bank

NOTE 22:                 Investment securities

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009
Available-for-sale investment securities:
Debt securities
Greek Government bonds	1.215.631	8.108.462	1.215.631	4.994.771
Treasury bills and other eligible bills	218.728	177.127	18.522	18.776
Debt securities issued by other governments and public entities	3.748.741	3.385.014	244.921	539.492
Corporate bonds incorporated in Greece	208.656	101.783	167.987	75.468
Corporate bonds incorporated outside Greece	134.878	74.937	22.298	32.899
Debt securities issued by Greek financial institutions	546.063	416.817	216.478	416.817
Debt securities issued by foreign financial institutions	970.241	1.161.022	781.844	876.668
Total debt securities	7.042.938	13.425.162	2.667.681	6.954.891
Equity securities	382.069	339.118	160.037	218.273
Mutual funds units	499.347	573.418	207.494	303.496
Total available-for-sale investment securities	7.924.354	14.337.698	3.035.212	7.476.660

Held-to-maturity investment securities:
Greek Government bonds	3.501.126	34.390	1.185.929	—
Treasury bills and other eligible bills	14.471	—	—	—
Debt securities issued by other government and public entities	105.671	60.214	45.637	—
Debt securities issued by foreign financial institutions	5.016	5.014	—	—
Debt securities issued by companies of the Group	—	—	742.968	932.195
Total held-to-maturity investment securities	3.626.284	99.618	1.974.534	932.195

Loans and receivables investment securities:
Greek Government bonds	8.064.404	1.238.559	6.319.080	886.999
Debt securities issued by other government and public entities	16.585	9.415	16.585	9.415
Corporate bonds incorporated outside Greece	13.249	13.276	—	—
Debt securities issued by Greek financial institutions	444.918	314.470	426.266	314.470
Debt securities issued by foreign financial institutions	277.593	302.114	268.121	272.668
Debt securities issued by companies of the Group	—	—	4.851	—
Total loans and receivable securities	8.816.749	1.877.834	7.034.903	1.483.552

Total investment securities	20.367.387	16.315.150	12.044.649	9.892.407

Notes to the Financial Statements

Group and Bank

The movement of investment securities may be summarised as follows:

	Group		Bank
	2010	2009	2010	2009
Available-for-sale investment securities:
Balance at 1 January	14.337.698	9.589.647	7.476.660	6.978.453
Additions within the period	17.956.701	23.399.029	5.293.286	5.523.465
Disposals (sales and redemptions) within the period	(16.253.355)	(20.403.712)	(4.158.047)	(6.077.440)
Transfers between portfolios (see Notes 46 & 51)	(7.344.622)	1.721.256	(4.628.728)	958.760
Gains / (losses) from changes in fair value	(779.823)	(148.726)	(958.937)	(76.442)
Amortisation of premiums / discounts	7.755	180.204	10.977	169.864
Balance at 31 December	7.924.354	14.337.698	3.035.211	7.476.660

Held-to-maturity investment securities:
Balance at 1 January	99.618	141.062	932.195	729.918
Additions within the period	1.308.669	760.743	946.234	983.242
Disposals (sales and redemptions) within the period	(25.748)	(792.306)	(262.059)	(756.356)
Transfers from trading portfolio and available-for-sale portfolio (see Note 51)	2.203.460	—	279.963	—
Amortisation of premiums / discounts	40.533	(983)	18.405	—
Foreign exchange differences	(248)	(8.898)	59.796	(24.609)
Balance at 31 December	3.626.284	99.618	1.974.534	932.195

	Group		Bank
	2010	2009	2010	2009
Loans and receivables investment securities
Balance at 1 January	1.877.834	3.178.867	1.483.552	2.358.070
Additions within the period	253.574	1.168.505	244.330	1.643.473
Disposals (sales and redemptions) within the period	(198.687)	(630.814)	(198.687)	(1.440.698)
Transfers from trading portfolio and available-for-sale portfolio (see Note 51)	6.783.070	(1.721.256)	5.414.460	(958.760)
Amortisation of premiums / discounts	62.019	28.078	52.361	27.013
Impairment charge (see Note 14)	—	(145.307)	—	(145.307)
Foreign exchange differences	38.939	(239)	38.887	(239)
Balance at 31 December	8.816.749	1.877.834	7.034.903	1.483.552

Notes to the Financial Statements

Group and Bank

NOTE 23:                 Investment property

	Group
	Land	Buildings	Total
Cost
At 1 January 2009	64.934	126.907	191.841
Foreign exchange differences	—	(220)	(220)
Transfers	9.748	10.485	20.233
Additions	40	1.929	1.969
Disposals and write offs	—	(19)	(19)
At 31 December 2009	74.722	139.082	213.804

Accumulated depreciation & impairment
At 1 January 2009	(98)	(43.670)	(43.768)
Foreign exchange differences	—	112	112
Disposals and write offs	—	7	7
Depreciation charge	—	(3.505)	(3.505)
Impairment charge	(773)	(982)	(1.755)
At 31 December 2009	(871)	(48.038)	(48.909)

Net book amount at 31 December 2009	73.851	91.044	164.895

Cost
At 1 January 2010	74.722	139.082	213.804
Foreign exchange differences	—	(268)	(268)
Transfers	8.641	16.557	25.198
Additions	5.344	31.043	36.387
Disposals and write offs	—	(124)	(124)
At 31 December 2010	88.707	186.290	274.997

Accumulated depreciation & impairment
At 1 January 2010	(871)	(48.038)	(48.909)
Foreign exchange differences	—	143	143
Transfers	—	(4.567)	(4.567)
Disposals and write offs	—	75	75
Depreciation charge	—	(3.967)	(3.967)
Impairment charge	—	(4.592)	(4.592)
At 31 December 2010	(871)	(60.946)	(61.817)

Net book amount at 31 December 2010	87.836	125.344	213.180

The fair value of investment property as at 31 December 2010 exceeded the carrying amount.  Rental income for the year ended 31 December 2010 amounts to €8.298 (2009: €7.983).

Notes to the Financial Statements

Group and Bank

NOTE 24:                 Investments in associates

	Group		Bank
	2010	2009	2010	2009

At 1 January	42.680	55.683	27.631	6.921
Additions/ transfers	20.067	24.457	180	20.945
Disposals/ transfers	(23.558)	(37.188)	(20.513)	(235)
Share of profits of associates	1.598	117	—	—
Dividends	(1.541)	(389)	—	—
At 31 December	39.246	42.680	7.298	27.631

Disposals/transfers include Larco S.A. and Europa Insurance Co S.A. that have been reclassified to Non-current assets held for sale. Additions mainly relate to investments made by our private equity funds.

The Group’s and Bank’s associates are as follows:

		Tax years	Group		Bank
	Country	unaudited	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Social Securities Funds Management S.A.	Greece	2010	20,00%	20,00%	20,00%	20,00%
Larco S.A. *	Greece	2009-2010	33,36%	33,36%	33,36%	33,36%
Eviop Tempo S.A.	Greece	2009-2010	21,21%	21,21%	21,21%	21,21%
Teiresias S.A.	Greece	2008-2010	39,34%	39,34%	39,34%	39,34%
Hellenic Spinning Mills of Pella S.A.	Greece	2003-2010	20,89%	20,89%	20,89%	20,89%
Planet S.A.	Greece	1.1.2007-30.06.2010	31,18%	31,18%	31,18%	31,18%
Pyrrichos Real Estate S.A.	Greece	2010	21,83%	21,83%	21,83%	21,83%
Aktor Facility Management S.A.	Greece	2010	35,00%	—	35,00%	—
Europa Insurance Co. S.A. *	Greece	2010	20,00%	22,01%	—	—
Bantas A.S.(Cash transfers and Security Services)	Turkey	2009-2010	33,26%	33,26%	—	—
UBB Chartis Insurance Company A.D.	Bulgaria	2007-2010	59,97%	59,97%	—	—
UBB AIG Life Insurance Company	Bulgaria	2009-2010	59,97%	59,97%	—	—
Drujestvo za Kasova Deinost AD (Cash Service Company)	Bulgaria	2010	19,98%	19,98%	—	—

* Larco S.A. and Europa Insurance Co. S.A. have been classified as non-current assets held for sale (see Note 30).

Although the Group holds the majority of the voting rights in UBB Chartis Insurance Company A.D. and UBB AIG Life Insurance Company, shareholders’ agreements exist, under which all significant decisions require the consent of all venturers.  Thus, the Group has applied equity method of accounting in accordance with par. 38 of IAS 31.

On 18 January 2010, the Bank acquired 53.846 new ordinary registered shares of AKTOR FM with a nominal value of €3,0 each, paying in cash the amount of €162.  The Bank owns 35% of the share capital, while it has veto rights on decisions relating to certain operating areas of AKTOR FM.  AKTOR FM is active in the area of property maintenance and management.

Notes to the Financial Statements

Group and Bank

NOTE 25:                 Goodwill, software and other intangibles assets

	Group						Bank
	Goodwill	Software	Other finite life intangibles	Other indefinite life intangibles	Other intangibles	Total	Software	Other intangibles	Total
Cost
At 1 January 2009	2.042.389	305.530	189.976	153.063	81.934	2.772.892	188.943	101.554	290.497
Foreign exchange differences	(19.225)	(874)	(2.448)	(1.259)	297	(23.509)	(281)	168	(113)
Transfers	—	4.428	—	—	(3.690)	738	—	(21)	(21)
Additions	27.870	55.478	—	—	20.577	103.925	26.956	22.730	49.686
Disposals and write offs	(758)	(1.478)	—	—	(97)	(2.333)	—	—	—
At 31 December 2009	2.050.276	363.084	187.528	151.804	99.021	2.851.713	215.618	124.431	340.049

Accumulated amortisation & impairment
At 1 January 2009	(4.524)	(209.377)	(56.416)	—	(28.581)	(298.898)	(138.613)	(40.599)	(179.212)
Foreign exchange differences	(328)	416	566	—	16	670	269	(15)	254
Transfers	—	(865)	—	—	(293)	(1.158)	—	(568)	(568)
Disposals and write offs	—	1.468	—	—	30	1.498	—	—	—
Amortisation charge	—	(35.783)	(24.071)	—	(7.028)	(66.882)	(19.051)	(16.618)	(35.669)
At 31 December 2009	(4.852)	(244.141)	(79.921)	—	(35.856)	(364.770)	(157.395)	(57.800)	(215.195)

Net book amount at 31 December 2009	2.045.424	118.943	107.607	151.804	63.165	2.486.943	58.223	66.631	124.854

Cost
At 1 January 2010	2.050.276	363.084	187.528	151.804	99.021	2.851.713	215.618	124.431	340.049
Foreign exchange differences	50.054	2.790	4.412	4.779	360	62.395	(8)	276	268
Transfers	—	2.296	—	—	(2.988)	(692)	1.116	(1.856)	(740)
Additions	10.877	68.536	—	—	23.546	102.959	26.635	22.894	49.529
Disposals and write offs	(287)	(167)	—	(1.842)	(342)	(2.638)	(5)	—	(5)
At 31 December 2010	2.110.920	436.539	191.940	154.741	119.597	3.013.737	243.356	145.745	389.101

Accumulated amortisation & impairment
At 1 January 2010	(4.852)	(244.141)	(79.921)	—	(35.856)	(364.770)	(157.395)	(57.800)	(215.195)
Foreign exchange differences	(224)	(1.218)	(1.433)	—	4	(2.871)	8	(210)	(202)
Transfers	—	93	—	—	71	164	95	72	167
Disposals and write offs	—	59	—	—	12	71	5	—	5
Amortisation charge	—	(48.450)	(25.600)	—	(5.724)	(79.774)	(25.483)	(7.586)	(33.069)
Impairment charge	(6.320)	(40)	—	—	—	(6.360)	—	—	—
At 31 December 2010	(11.396)	(293.697)	(106.954)	—	(41.493)	(453.540)	(182.770)	(65.524)	(248.294)

Net book amount at 31 December 2010	2.099.524	142.842	84.986	154.741	78.104	2.560.197	60.586	80.221	140.807

The net additions in goodwill of €10,9 million (2009: €27,9  million) relate to €(1,9) million (2009: nil) due to the finalization of the contingent consideration relating to the acquisition of P&K in 2007 and €12,8 million (2009: €27,9 million) in relation to other investment activities of the Group (mainly private equity business). The disposals and write offs and impairment of goodwill in 2010 and 2009 relate to other investment activities of the Group (mainly Private equity business).

Other indefinite life intangibles include the brand names of Finansbank and Vojvodjanska Banka of €145,1 million and €9,6 million respectively (2009: €139,4 million and €10,6 million respectively). The differences are due to currency translation differences. At 31 December 2009, other indefinite life intangibles also included the brand name of P&K of €1,8 million, which was fully written-off in 2010 due to the change in the name of National P&K Securities S.A. to National Securities S.A. Other finite life intangibles include net core deposits and customer relationships amounting to €70,0 million relating to the acquisition of Finansbank (remaining useful lives span from 1,5 to 3,5 years), €13,6 million relating to the acquisition of Vojvodjanska Banka (remaining useful lives span from 6 to 7 years) and €1,3 million relating to the acquisition of P&K (remaining useful lives span from 4 to 5 years) (2009: €88,7 million, €17,3 million and €1,6 million respectively).

The CGUs where significant goodwill is allocated are the Turkish and Serbian operations and the goodwill relates to the acquisitions

Notes to the Financial Statements

Group and Bank

of Finansbank and Vojvodjanska Banka.  The goodwill with respect to these acquisitions amounts to €1.732,2 million (2009: €1.663,6 million) and €208,3 million (2009: €229,2 million) respectively.  The difference is due to effect of foreign exchanges.  The Group adopted value in use (“VIU”) tests for CGUs, based upon Management’s latest five year forecasts, long-term growth rates based on the respective country GDP rates adjusted for inflation and risk discount rates based on observable market long-term government bond yields and average industry betas adjusted for an appropriate risk premium based on independent analysis.  The goodwill and brand names arisen from the above two acquisitions were tested for impairment and no adjustment to their carrying amount is required. This conclusion does not change if reasonably possible changes in key assumptions are applied.

Other than the write-off of the brand name of P&K discussed above, there was no indication of impairment for intangibles assets.

NOTE 26:                 Property and equipment

Group	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
Cost
At 1 January 2009	889.714	952.081	887.298	172.442	61.697	2.963.232
Foreign exchange differences	16	(5.841)	(2.847)	(1.841)	(172)	(10.685)
Transfers	43.612	101.923	(6.730)	20.369	(77.823)	81.351
Additions	343	26.147	124.498	25.575	33.815	210.378
Disposals and write offs	(523)	(1.265)	(25.142)	(614)	(124)	(27.668)
At 31 December 2009	933.162	1.073.045	977.077	215.931	17.393	3.216.608

Accumulated depreciation & impairment
At 1 January 2009	—	(315.774)	(585.068)	(79.622)	—	(980.464)
Foreign exchange differences	—	1.994	1.933	914	—	4.841
Transfers	—	(10.848)	(2.359)	288	—	(12.919)
Disposals and write offs	—	178	20.150	529	—	20.857
Depreciation charge	—	(32.910)	(89.244)	(20.899)	—	(143.053)
Impairment charge	(3.442)	(3.276)	—	—	—	(6.718)
At 31 December 2009	(3.442)	(360.636)	(654.588)	(98.790)	—	(1.117.456)

Net book amount at 31 December 2009	929.720	712.409	322.489	117.141	17.393	2.099.152

Cost
At 1 January 2010	933.162	1.073.045	977.077	215.931	17.393	3.216.608
Foreign exchange differences	18	(3.457)	8.414	3.367	(419)	7.923
Transfers	(7.613)	(7.627)	(13.722)	1.094	(4.261)	(32.129)
Additions	111	21.513	91.304	22.019	11.192	146.139
Disposals and write offs	—	(7.635)	(52.852)	(2.489)	(84)	(63.060)
At 31 December 2010	925.678	1.075.839	1.010.221	239.922	23.821	3.275.481

Accumulated depreciation & impairment
At 1 January 2010	(3.442)	(360.636)	(654.588)	(98.790)	—	(1.117.456)
Foreign exchange differences	(1)	2.014	(4.082)	(1.152)	—	(3.221)
Transfers	37	6.232	794	(1.734)	—	5.329
Disposals and write offs	—	3.938	46.671	1.706	—	52.315
Depreciation charge	—	(20.638)	(95.886)	(25.153)	—	(141.677)
Impairment charge	(47)	(270)	(8)	—	—	(325)
At 31 December 2010	(3.453)	(369.360)	(707.099)	(125.123)	—	(1.205.035)

Net book amount at 31 December 2010	922.225	706.479	303.122	114.799	23.821	2.070.446

Notes to the Financial Statements

Group and Bank

Bank	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
Cost
At 1 January 2009	485.214	555.407	517.650	77.162	49.375	1.684.808
Foreign exchange differences	—	(68)	(730)	(195)	(9)	(1.002)
Transfers	(5.936)	49.880	832	16.100	(60.828)	48
Additions	—	11.989	45.554	7.914	15.720	81.177
Disposals and write offs	(352.621)	(462.573)	(13.910)	—	—	(829.104)
At 31 December 2009	126.657	154.635	549.396	100.981	4.258	935.927

Accumulated depreciation & impairment
At 1 January 2009	—	(249.151)	(394.147)	(55.105)	—	(698.403)
Foreign exchange differences	—	5	369	83	—	457
Transfers	—	(13)	18	—	—	5
Disposals and write offs	3.051	196.825	13.692	—	—	213.568
Depreciation charge	—	(15.380)	(41.100)	(7.420)	—	(63.900)
Impairment charge	(3.442)	(2.570)	—	—	—	(6.012)
At 31 December 2009	(391)	(70.284)	(421.168)	(62.442)	—	(554.285)

Net book amount at 31 December 2009	126.266	84.351	128.228	38.539	4.258	381.642

Cost
At 1 January 2010	126.657	154.635	549.396	100.981	4.258	935.927
Foreign exchange differences	—	6	9	36	—	51
Transfers	15	63	25	3	—	106
Additions	1	4.320	34.824	19.861	2.260	61.266
Disposals and write offs	—	(745)	(31.414)	—	—	(32.159)
At 31 December 2010	126.673	158.279	552.840	120.881	6.518	965.191

Accumulated depreciation & impairment
At 1 January 2010	(391)	(70.284)	(421.168)	(62.442)	—	(554.285)
Foreign exchange differences	(1)	(2)	49	47	—	93
Transfers	—	(19)	(45)	16	—	(48)
Disposals and write offs	—	—	31.361	—	—	31.361
Depreciation charge	—	(2.082)	(43.011)	(9.115)	—	(54.208)
At 31 December 2010	(392)	(72.387)	(432.814)	(71.494)	—	(577.087)

Net book amount at 31 December 2010	126.281	85.892	120.026	49.387	6.518	388.104

Included in the amount of disposals and write offs in 2009 for the Bank are €817.793 and €(202.840) that relate to the cost and accumulated depreciation & impairment charge respectively, for property contributed to NBG Pangaea Reic, the real estate company of the Group. In particular, according to the Extraordinary General Meeting of the Bank’s Shareholders on 14 January 2010, the Bank, has contributed as capital, land and buildings with a net book value of €614.953. Therefore, in the Bank’s financial statements the properties are presented under disposals and write offs while the above transaction does not affect the financial statements of the Group.

Notes to the Financial Statements

Group and Bank

NOTE 27: Deferred tax assets and liabilities

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Deferred tax assets:
Securities	228.051	155.255	172.607	113.041
Derivatives	(420)	(120.168)	(420)	(120.168)
Property and equipment and intangible assets	(4.941)	—	(7.276)	(2.735)
Pension and other post retirement benefits	22.953	21.028	19.470	16.170
Insurance reserves	15.832	13.155	—	—
Loans and advances to customers	(24.432)	(33.808)	(32.545)	(36.578)
Tax losses and other temporary differences	233.658	138.756	214.332	112.364
Deferred tax assets	470.701	174.218	366.168	82.094

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009
Deferred tax liabilities:

Securities	1.567	405	—	—
Derivatives	45.025	3.192	—	—
Property and equipment and intangible assets	51.635	55.036	—	—
Pension and other post retirement benefits	(4.579)	(3.406)	—	—
Loans and advances to customers	45.815	76.807	—	—
Other temporary differences	(20.447)	5.302	—	—
Deferred tax liabilities	119.016	137.336	—	—

Deferred tax charge in the income statement:

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Securities	(119.127)	9.220	(130.569)	(26.991)
Derivatives	76.479	(94.751)	119.748	(84.374)
Property and equipment and intangible assets	145	1.745	(4.541)	(2.771)
Pension and other post retirement benefits	3.025	5.069	3.300	5.014
Insurance reserves	2.677	(7.800)	—	—
Loans and advances to customers	44.615	(43.700)	4.033	(20.314)
Tax losses and other temporary differences	55.966	5.207	72.845	21.067
Deferred tax charge in the income statement	63.780	(125.010)	64.816	(108.369)
Deferred tax through equity	251.023	7.516	219.258	16.516
Net deferred tax movement	314.803	(117.494)	284.074	(91.853)

The Group and the Bank have offset the deferred tax assets and deferred tax liabilities on an entity by entity basis based on the legally enforceable right to set off the recognized amounts i.e. offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

Notes to the Financial Statements

Group and Bank

NOTE 28: Insurance related assets and receivables

	Group
	31.12.2010	31.12.2009

Investments on behalf of policyholders who bear the investment risk (unit linked)	353.534	351.459
Insurance business receivables	269.149	287.207
Amounts receivable from reinsurers and reinsurance business receivables	137.777	101.213
Deferred acquisition costs (DAC)	61.606	66.081
Total	822.066	805.960

Investments on behalf of policyholders who bear the investment risk
(Unit linked)

	Group
	31.12.2010	31.12.2009

Bonds	33.567	64.249
Shares	29.923	1.925
Mutual Funds	170.086	282.450
Other	119.958	2.835
Total	353.534	351.459

The unit-linked related assets are designated as at fair value through profit or loss. The changes in the fair value of the unit-linked related assets are offset in the income statement against changes in the fair value of unit-linked products reserves.

NOTE 29:                 Other assets

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Accrued interest and commissions	785.209	661.435	654.251	520.629
Receivables from Greek state	204.282	140.839	204.282	140.839
Tax prepayments and other recoverable taxes	53.570	71.640	11.390	11.922
Private equity: investees assets	87.289	69.387	—	—
Trade receivables	60.270	72.713	29.896	23.389
Assets acquired through foreclosure proceedings	194.659	177.498	80.527	75.879
Prepaid expenses	147.251	131.528	61.414	65.126
Hellenic Deposit and Investment Guarantee Fund	227.078	110.472	227.078	110.472
Checks and credit card transactions under settlement	221.922	128.977	169.751	88.643
Securities transactions under settlement	16.082	362.709	5.853	331.449
Other	477.107	533.286	311.494	329.398
Total	2.474.719	2.460.484	1.755.936	1.697.746

In accordance with article 6 of Law 3714/7.11.2008 the amount of deposits guaranteed by the Hellenic Deposit and Investment Guarantee Fund (HDIGF), increased from €20 to €100 per client.  Accordingly, the contributions paid by banks to HDIGF increased from 2008 onwards.

The Law 3746/16.2.2009 concerning HDIGF provides that the excess of annual contributions calculated in accordance with the above article 6 of Law 3714/2008, will be included in a special reserve which will be jointly owned by the credit institutions in proportion to their participation.

In accordance with article 10 of Law 3746/16.2.2009, HDIGF guarantees up to an amount of €30 per client for investing activities.  In 2010, the participating credit institutions paid the first contributions relating to article 10.

Therefore, the contributions paid by credit institutions to HDIGF increased from 2010 onwards.  Law 3746 provides that the said contributions will be included in a special reserve which will be jointly owned by the credit institutions in proportion to their participation.

Notes to the Financial Statements

Group and Bank

NOTE 30:                 Non-current assets held for sale

In 2010, the Greek Government announced its intention to include Larco S.A. in its privatisation programme.  The Bank decided to dispose of its 33,36% share in Larco S.A. through this procedure.  In this respect the Bank re-classified this asset from investment in associates to non-current assets held for sale. Furthermore, the Group classified Europa Insurance Co under non-current assets held for sale after its decision to dispose of this entity.

NOTE 31:                 Due to banks

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Demand deposits due to credit institutions	286.680	330.114	258.652	276.901
Time deposits due to credit institutions	788.506	1.210.992	1.385.945	1.065.487
Interbank deposits	502.302	1.791.414	417.380	1.222.508
Amounts due to ECB	24.200.000	11.000.000	24.200.000	11.000.000
Amounts due to Central Bank	206.207	42.752	4.695	10.947
Securities sold under agreements to repurchase	3.503.807	6.876.851	2.195.220	4.435.164
Other	411.194	391.215	407.568	379.678
Total	29.898.696	21.643.338	28.869.460	18.390.685

NOTE 32:                 Due to customers

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009
Deposits:
Individuals	52.765.286	57.475.205	42.429.036	48.645.379
Corporate	11.148.001	10.708.155	6.270.173	6.959.655
Government and agencies	3.531.904	2.284.655	3.345.233	2.041.498
Total deposits	67.445.191	70.468.015	52.044.442	57.646.532
Securities sold to customers under agreements to repurchase	28.663	23.542	51.887	41.569
Other	565.183	702.914	374.679	393.066
Total	68.039.037	71.194.471	52.471.008	58.081.167

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009
Deposits:
Savings accounts	23.294.050	25.146.620	22.302.371	24.228.950
Time deposits	37.844.827	38.203.143	24.972.103	27.753.172
Current accounts	2.145.433	2.228.030	1.135.589	1.255.381
Sight deposits	3.449.706	4.148.684	2.928.667	3.698.194
Other deposits	711.175	741.538	705.712	710.835
	67.445.191	70.468.015	52.044.442	57.646.532
Repos	28.663	23.542	51.887	41.569
Other	565.183	702.914	374.679	393.066
	593.846	726.456	426.566	434.635
Total	68.039.037	71.194.471	52.471.008	58.081.167

Included in due to customers are deposits, which contain one or more embedded derivatives.  The Group has designated these deposits as financial liabilities at fair value through profit or loss.  These deposits amount to €1.240.756 (2009: €808.669) for the Group and €1.240.756 (2009: €833.258) for the Bank.  The change in fair value during the period attributable to changes in credit risk is nil (2009: €9.741) for the Group and the Bank. The cumulative change in fair value attributable to changes in credit risk is €9.741 (2009: €9.741) for the Group and the Bank.

Notes to the Financial Statements

Group and Bank

NOTE 33:                 Debt securities in issue

	Group			Bank
	Interest rate	31.12.2010	31.12.2009	Interest rate	31.12.2010	31.12.2009

Corporate bonds - fixed rate	6,4%	98.613	117.672	—	—	—
Corporate bonds - floating rate	2,2%	97.311	174.464	—	—	—
Covered bonds - fixed rate	3,9%	1.160.656	1.387.696	3,9%	1.160.656	1.387.696
Covered bonds - floating rate	1,7%	98.006	97.413	1,7%	98.006	97.413
Fixed rate notes	2,1%	70.608	82.454	—	—	—
		1.525.194	1.859.699		1.258.662	1.485.109
Issues under the Hellenic Republic Bank Support Plan
Floating rate notes	6,0%	845.109	—	6,0%	845.109	—
Total		2.370.303	1.859.699		2.103.771	1.485.109

Corporate bonds

On 24 March 2006, Finansbank obtained a loan via a special purpose entity, which issued USD 110 million bonds with five-year maturity and USD 110 million bonds with a seven-year maturity.  Interest is paid semi-annually and is 6,25% and 6,5% respectively. As at 31 December 2010, part of these issues to the amounts of USD 50,0 million and USD 39,0 million  respectively (2009: USD 45,0 million and USD 9,0 million  respectively), were held by the Group.

On 15 March 2005, Finansbank obtained a loan via a special purpose entity, which issued USD 500 million Series 2005-A Floating Rate Notes secured on Finansbank’s Diversified Payment Rights.  The notes have a seven-year maturity and interest is paid quarterly, with no principal repayment for the first three years. Interest on the Series 2005-A Notes is determined as the 3-month Libor plus 180 bps. The outstanding amount of Series 2005-A as of 31 December 2010 was USD 156 million (2009: USD 281 million). As of the same date, an amount of USD 48,0 million  was held by the Group (2009: USD 41,2 million).

Covered bonds

Included in fixed and floating rate covered bonds are the proceeds of the securities issued by the Bank under the €10 billion covered bonds program, which are described in Note 21 “Loans and advances to customers (net)”. In covered bonds — fixed rate, the issue in 2009, of €1,5 billion has been designated as financial liability at fair value through profit or loss. The carrying amount and amortised cost as at 31 December 2010 were €1.160.656 and €1.495.882 (2009: €1.387.696 and €1.498.550) respectively and the difference is mainly attributed to credit risk.

Fixed rate notes

On 21 September 2010, NBG Finance plc, a wholly owned subsidiary of the Bank, issued Fixed Rate Notes of an aggregate nominal value of €80 million, guaranteed by the Bank. The Notes, maturing on 22 February 2012, were issued at a lower price than their nominal value, bear fixed interest rate of 2,07% with semi-annual coupon payment frequency.  The proceeds of the Notes were ultimately lent to the Bank and are presented within “Other borrowed funds” in the Bank’s financial statements.

As of the same date, NBG Finance plc repurchased the entire issue of its own issued RON 355 million Fixed Rate Notes, issued in February 2007. At the repurchase date, the Bank held part of the above Notes of nominal value RON 15 million.  The repurchase transaction was conducted at market terms and resulted in the recognition of a gain of RON 51,0 million (approximately €12,0 million) for the Group which is included under “Net trading income / (loss) and results from investment securities”.

Issues under the Hellenic Republic Bank Support Plan

On 4 May 2010 the Bank issued €1.345 million Floating Rate Notes, of which €907 million is held by third parties and is included in the Group’s and the Bank’s debt securities in issue as described in Note 4.4.2.

NOTE 34:                 Other borrowed funds

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Subordinated notes - fixed rate	563.473	102.088	647.202	312.188
Subordinated notes - floating rate	—	—	350.409	309.563
Loans-fixed rate	716.040	535.975	80.487	86.130
Loans-floating rate	782.260	586.910	—	501.496
Total	2.061.773	1.224.973	1.078.098	1.209.377

Notes to the Financial Statements

Group and Bank

Subordinated notes

On 28 June 2005, NBG Finance plc, a wholly owned subsidiary of the Bank, issued JPY 30 billion Subordinated Callable Fixed Rate Notes guaranteed on a subordinated basis by the Bank due in June 2035. The notes may be redeemed at the option of the Bank in or after June 2015. The notes carry fixed rate interest of 2,755% which is payable semi-annually in arrears. These notes have been designated as financial liability at fair value through profit or loss. The carrying amount and amortised cost as at 31 December 2010 were €100.444 and €276.183 respectively (2009: €102.088 and €225.347 respectively) and the difference is mainly attributed to credit risk.

On 23 July 2010, the Bank completed the sale through a private placement, of a Lower Tier II note, totaling €450 million. The note was issued on 3 August 2010 by the Bank’s UK-based subsidiary NBG Finance Plc, under NBG guarantee, and has been listed for trading on the Luxembourg Stock Exchange. The note has a 10-year maturity, with right to early redemption by the issuer on the completion of 5 years and at each subsequent interest payment date. The annual interest rate for the first 5 years is set at 7,0%. If the right to early redemption is not exercised, the annual interest rate for the second 5-year period increases to 9,5%.

Included in the Bank’s fixed and floating rate subordinated notes are the amounts ultimately lent to the Bank under loan agreements with NBG Finance, representing the proceeds of the securities issued by NBG Funding, which are described in Note 42 “Preferred Securities”.

The major fixed and floating rate loans are as follows:

On 31 March 2006, Finansbank raised TL 300 million through a credit card secured loan, with a five-year maturity. Interest is paid quarterly and is set at 11,94%.

On 4 August 2010, the floating rate Schuldscheindarlehen loan of €500 million issued in August 2008 matured and the Bank redeemed the entire amount.

On 2 December 2010, Finansbank signed a dual tranche term loan facility amounting to USD 333 million and €352 million with a one year maturity. Interest paid is quarterly and set at LIBOR plus 0,7%.

NOTE 35:                 Insurance related reserves & liabilities

	Group
	31.12.2010	31.12.2009
Insurance reserves
Life
Mathematical reserve	1.272.160	1.177.566
Outstanding claims reserve	73.490	59.016
Other	13.651	4.603
Total	1.359.301	1.241.185
Insurance provisions for policies where the holders bear the investment risk (Unit linked)	356.754	367.172
Total Life reserves	1.716.055	1.608.357
Property and Casualty
Unearned premia reserve	204.650	206.041
Outstanding claims reserve	576.264	475.374
Other	19.187	19.296
Total Property and Casualty reserves	800.101	700.711

Other Insurance liabilities
Liabilities relating to deposit administration funds (DAF)	232.337	187.371
Amounts payable to brokers, agents and sales partners	62.868	60.214
Amounts payable to reinsures	23.391	24.670
Total	2.834.752	2.581.323

Movement in Life Insurance Reserves

	Group
	2010	2009

Balance 1 January	1.608.357	1.445.621
Increase in reserves	389.024	458.142
Paid claims and other movements	(281.326)	(295.406)
Balance at 31 December	1.716.055	1.608.357

Notes to the Financial Statements

Group and Bank

Movement of Property & Casualty Insurance Reserves

	Group
	2010	2009

Balance 1 January	700.711	578.103
Incurred claims	337.220	278.708
Paid claims and other movements	(236.465)	(199.823)
Movement in unearned premium reserve	(1.365)	43.723
Balance at 31 December	800.101	700.711

Outstanding claims reserve

	Group			Group
	31.12.2010			31.12.2009
	Total	Reinsures’ share	Group share	Total	Reinsures’ share	Group share

Reported claims	544.767	101.409	443.358	462.634	88.191	374.443
IBNR	31.497	16.047	15.450	12.740	3.541	9.199
Total	576.264	117.456	458.808	475.374	91.732	383.642

NOTE 36:                 Other liabilities

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Accrued interest and commissions	384.169	455.217	379.160	448.355
Creditors and suppliers	314.600	360.310	279.461	266.260
Amounts due to government agencies	145.425	290.248	134.382	280.439
Private equity: liabilities of investee entities	134.028	142.429	—	—
Other provisions	112.148	131.457	44.579	38.806
Taxes payable - other than income taxes	90.229	88.336	24.922	27.452
Accrued expenses and deferred income	169.530	106.401	97.780	87.260
Payroll related accruals	51.610	69.101	16.312	28.691
Dividends payable	30.923	19.010	30.916	18.921
Puttable instruments held by non-controlling shareholders	265.705	259.119	265.705	259.119
Unsettled transactions on debt securities	1.065	781.154	1.065	781.154
Checks and credit card transactions under settlement	420.715	266.783	—	—
Other	376.869	306.571	222.255	194.106
Total	2.497.016	3.276.136	1.496.537	2.430.563

The puttable instruments held by non-controlling shareholders are measured at fair value, using appropriate valuation techniques based on best estimates available to the management of the Group.

The movement of other provisions may be summarised as follows:

	Group		Bank
	2010	2009	2010	2009

Balance at 1 January	131.457	118.053	38.806	24.025
Provisions utilised during the year	(3.925)	(9.184)	(86)	(3.308)
Provisions charged/ (released) to income statement during the year	(17.542)	24.102	5.835	18.166
Foreign exchange differences	2.158	(1.514)	24	(77)
Balance 31 December	112.148	131.457	44.579	38.806

Other provisions include mainly provisions for tax issues and litigations.

Notes to the Financial Statements

Group and Bank

NOTE 37:                 Contingent liabilities and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group.  However, at 31 December 2010 the Group and the Bank have provided for cases under litigation the amounts of €43,6 million and €32,7 million respectively.  The corresponding amounts for 2009 were €60,7 million and €29,2 million respectively.

b. Pending tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined at present, it is not expected to have a material effect on the Group’s net assets. The Bank has been audited by the tax authorities up to and including the year 2008. For the subsidiaries and associates regarding unaudited tax years refer to Note 24 and Note 47 respectively.

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009
Commitments to extend credit*	18.208.882	19.641.495	10.757.701	14.489.611
Standby letters of credit and financial guarantees written	6.684.876	6.369.777	4.528.057	3.943.383
Commercial letters of credit	539.790	452.273	136.969	135.189
Total	25.433.548	26.463.545	15.422.727	18.568.183

* Commitments to extend credit at 31 December 2010 include amounts of €901 million for the Group (2009: €1.597 million) and €238 million for the Bank (2009: €396 million), which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are included in the Risk Weighted Assets calculation under regulatory rules currently in force.

d. Assets pledged

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009
Assets pledged as collateral	26.825.899	16.688.178	23.757.003	16.536.273

The pledged amounts relate to:

•             trading and investment debt securities of €11.410 million pledged mainly for funding purposes with the ECB, the EIB and other central banks, as well as, for the purposes of transactions through TARGET with the Bank of Greece and with the derivatives clearing house (ETESEP),

•             bonds covered with mortgage loans amounting to €8.905 million, notes backed with consumer loans and credit cards amounting to €1.500 million,

•             special Greek government bonds of €787 million obtained from Public Debt Management Agency under the provisions of Law 3723/2008 (pillar III), collateralized with shipping and mortgage loans and loans to small businesses (see Note 4.4.2), and

•            loans and advances to customers amounting to €4.224 million pledged with Bank of Greece for funding purposes.

Additionally, the Bank has pledged with the ECB for funding purposes Floating Rate notes of €11.966 million, issued under the government-guaranteed borrowing facility provided by Law 3723/2008 (pillar II) and held by the Bank (see Note 4.4.2).

e. Voluntary retirement schemes

On 31 December 2010 the Bank’s wholly owned subsidiary EH completed the voluntary retirement scheme, that had been announced on 25 November 2008, whereby employees fulfilling certain criteria had the opportunity to leave service receiving additional benefits to those provided by law, subject to the approval of the Voluntary Retirement Scheme Committee which included representatives of the company and its employees. A total of 237 employees have left service taking advantage of the provisions of the scheme (not including those who had subscribed to the scheme and subsequently withdrew their interest). The Group has recognized a total expense of €41,8 million in respect of this scheme (€15,0 million in 2008, €22,1 million in 2009 and €4,7 million in 2010). No further cost in respect of this scheme is expected to be incurred.

f. Operating lease commitments

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009
No later than 1 year	78.845	76.718	89.482	90.769
Later than 1 year and no later than 5 years	246.302	242.729	343.778	358.819
Later than 5 years	137.109	131.451	1.061.220	1.484.550
Total	462.256	450.898	1.494.480	1.934.138

The major part of operating lease commitments of the Bank relates to the operating lease rentals to NBG Pangea Reic, a real estate investment company of the Group (Note 26 and 46).

The leases typically run for a period of up to 12 years, with an option to renew the lease after the period.

Notes to the Financial Statements

Group and Bank

NOTE 38:                 Share capital, share premium and treasury shares

Share Capital — Ordinary Shares

The total number of ordinary shares as at 31 December 2010 and 31 December 2009 was 956.090.482 and 607.041.577 respectively, with a nominal value of €5,0 per share.

The Annual General Meeting of the Bank’s Shareholders held on 15 May 2008, authorized the Board of Directors to increase the Bank’s share capital through the issue of common shares with a pre-emptive right in favour of existing shareholders within a period of three years as of the date of the said Annual General Meeting and up to the amount that corresponds to 50% of the Bank’s paid up share capital.

On 18 February 2010, the 2nd Repeat General Meeting of the Bank’s shareholders approved the assignment to the Board of Directors of the right to issue bonds convertible to shares, as per the provisions of articles 3a and 13 of the Companies Act and article 5 of the Bank’s Articles of Association, for a period of five years, up to an amount corresponding to 50% of the paid-up share capital of the Bank as at the time of the assignment of the said right, that is €1.696 million. The Meeting authorized the Board to decide the particular terms and details of such issuance, as well as the procedure by which the bonds will be converted to shares.

Following the above authorizations, the Board of Directors on 10 September 2010, approved the increase of the Bank’s ordinary share capital through a rights issue by offering:

a) 121.408.315 new ordinary shares of nominal value of €5,0 each and subscription price of €5,2 each. The shares were offered to existing ordinary shareholders at a ratio of 1 new share for every 5 shares held. The total capital raised amounted to €631.323 of which €607.041 was credited to share capital and the remaining €24.282 to share premium account.  The new shares were listed in the ATHEX on 19 October 2010.

b) 227.640.590 convertible bonds to 227.640.590 new ordinary shares of nominal value of €5,0 each and subscription price of €5,2 each. The bonds were offered to existing ordinary shareholders at a ratio of 3 convertible bonds for every 8 shares held. The convertible bonds carried no interest and were convertible to ordinary shares after 7 days from their issuance. The total capital raised amounted to €1.183.731 of which €1.138.203 was credited to share capital and the remaining €45.528 to share premium account.  The new shares were listed in the ATHEX on 25 October 2010.

Following the Board of Directors’ resolution on 18 June 2009, the Bank, in July 2009, increased its ordinary share capital by offering 110.367.615 new ordinary shares of nominal value of €5,0 each and subscription price of €11,3 each through a rights issue. The shares were initially offered to existing ordinary shareholders at a ratio of 2 new shares for every 9 shares held. The total capital raised amounted to €1.247.154, €551.838 of which was credited to “Share capital” account and the remaining amount less expenses incurred was credited to “Share premium” account. The new shares were listed in the ATHEX on 30 July 2009.

On 22 December 2009, the Board of Directors of the Bank approved the share capital increase by €99 through the issue of 19.693 ordinary shares derived from the exercise of stock options under Programs A and B (see Note 11 for further details).

Share Capital — Preference Shares

On 6 June 2008, the Bank issued 25.000.000 non-cumulative, non-voting, redeemable preference shares, of a nominal value of €0,3 each. The shares were offered at a price of USD 25 per preference share in the form of American Depositary Shares in the United States and are evidenced by American Depositary Receipts and listed on the New York Stock Exchange. The annual dividend is set to USD 2,25 per preference share.

Following the Extraordinary General Meeting of the Bank’s Shareholders held on 22 January 2009, the Bank issued on 21 May 2009, 70.000.000 Redeemable Preference Shares at a nominal value of €5,0 each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008.

In accordance with Law 3844/2010, the preference shares are not mandatorily redeemable. However, if not redeemed after five years following their issuance, the coupon rate (i.e. 10%) is increased by 2% per annum cumulatively.

On 26 November 2010, the Extraordinary General Meeting of the Bank’s Shareholders approved the repurchase by the Bank of the Law 3723/2008 preference shares of a nominal value of €350 million through payment in cash, subject to obtaining Bank of Greece and other statutory approvals.  The approval by the Bank of Greece for the repurchase of the preference shares is still pending.

Share Capital — Total

Following the above, the total paid-up share capital of the Bank amounted to €5.137.952 divided into a) 956.090.482 ordinary shares of a nominal value of €5,0 each, b) 25.000.000 non-cumulative, non-voting, redeemable preference shares, of a nominal value of €0,3 each, and c) 70.000.000 redeemable preference shares of the Greek State of a nominal value of €5,0 each, in accordance with the Law 3723/2008.

Notes to the Financial Statements

Group and Bank

Share premium

The movement of the share premium is as follows:

	Group		Bank
	2010	2009	2010	2009
At 1 January	3.335.881	2.682.050	3.335.881	2.682.050

Share capital increase above nominal value through ordinary shares	69.810	695.316	69.810	695.316
Stock options exercised	—	313	—	313
Share capital issue costs net of tax	(77.951)	(41.798)	(79.370)	(41.798)
At 31 December	3.327.740	3.335.881	3.326.321	3.335.881

Treasury shares

Following the restrictions of Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, the Bank possesses no treasury shares.  At a Group level, the treasury shares transactions are conducted by National Securities S.A.  At 31 December 2010, the treasury shares transactions are summarized as follows:

	Group		Bank
	No of shares	€’000s	No of shares	€’000s
At 1 January 2009	6.456.504	145.277	6.456.504	145.277
Purchases	11.505.151	228.466	—	—
Sales	(17.624.305)	(363.117)	(6.456.504)	(145.277)
At 31 December 2009	337.350	10.626	—	—

Purchases	15.620.293	157.376	—	—
Sales	(15.213.954)	(163.101)	—	—
At 31 December 2010	743.689	4.901	—	—

NOTE 39:                 Tax effects relating to other comprehensive income components

Group

	12 month period ended			12 month period ended
	31.12.2010			31.12.2009
	Gross	Tax	Net	Gross	Tax	Net

Unrealized gains / (losses) for the period	(1.105.922)	214.693	(891.229)	20.238	(40.076)	(19.838)
Less: Reclassification adjustments included in the income statement	82.782	(21.020)	61.762	(202.097)	28.176	(173.921)
Available for sale securities	(1.023.140)	193.673	(829.467)	(181.859)	(11.900)	(193.759)
Currency translation differences	97.434	—	97.434	(28.111)	—	(28.111)
Net investment hedge	(198.875)	34.333	(164.542)	(139.178)	27.970	(111.208)
Cash flow hedge	(12.790)	2.557	(10.233)
Other comprehensive income / (expense) for the period	(1.137.371)	230.563	(906.808)	(349.148)	16.070	(333.078)

Bank

	12 month period ended			12 month period ended
	31.12.2010			31.12.2009
€ 000’s	Gross	Tax	Net	Gross	Tax	Net

Unrealized gains / (losses) for the period	(1.172.112)	238.588	(933.524)	(113.041)	18.446	(94.595)
Less: Reclassification adjustments included in Income statement	220.243	(48.453)	171.790	61.616	(14.788)	46.828
Available for sale securities	(951.869)	190.135	(761.734)	(51.425)	3.658	(47.767)
Currency translation differences	236	—	236	93	—	93
Other comprehensive income / (expense) for the period	(951.633)	190.135	(761.498)	(51.332)	3.658	(47.674)

The movement of €(829.467) in the available for sale reserve in 2010 for the Group, includes €(818.546) relating to debt securities and €(10.921) relating to equity securities.

The movement of €(761.734) in the available for sale reserve in 2010 for the Bank, includes €(734.447) relating to debt securities and €(27.287) relating to equity securities.

The majority of these unrealised losses pertain to changes in market rates on certain debt positions on Greek Government Bonds and other debt securities. No impairment has been recognised for these positions given Management’s belief that the issuers’ payment obligations associated with these positions will be met on time and the full amount will be recovered.

Notes to the Financial Statements

Group and Bank

NOTE 40:                 Reserves & retained earnings

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Statutory reserve	401.710	383.307	279.093	279.093
Available for sale securities reserve	(1.824.722)	(1.001.932)	(1.473.298)	(711.564)
Currency translation differences reserve	(599.661)	(698.918)	(186)	(422)
Other reserves and retained earnings	3.216.782	3.053.030	1.510.238	1.928.465
Total	1.194.109	1.735.487	315.847	1.495.572

Foreign currency differences arising on the translation of assets and liabilities of subsidiary companies with non-euro functional currency and the effective portion of net investment hedges are recognized in the currency translation reserve and transferred to the income statement on the disposal of the net investment.  The movement of the currency translation reserve in the year primarily reflects the impacts of changes in the equity of Finansbank and NBG Finance (Dollar) Plc which is denominated in Turkish Lira and US dollars respectively.

The movement in the available for sale securities reserve is as follows:

	Group		Bank
	2010	2009	2010	2009

At 1 January	(1.001.932)	(839.109)	(711.564)	(663.797)
Net gains / (losses) from changes in fair value of AFS investments	(884.552)	(62.752)	(933.524)	(94.595)
Net (gains) / losses transferred to income statement upon disposal	2.033	(173.921)	148.106	25.344
Impairment losses on AFS investments	59.729	73.850	23.684	21.484
At 31 December	(1.824.722)	(1.001.932)	(1.473.298)	(711.564)

NOTE 41:                 Non-controlling interest

	Group
	2010	2009

At 1 January	857.376	842.408
(Acquisitions) /disposals	(56.857)	5.480
Share of net profit of subsidiaries	34.902	40.777
Movement in the available for sale securities reserve	(6.677)	(30.936)
Cash flow hedge, net of tax	(21)	—
Foreign exchange differences	5.970	(353)
At 31 December	834.693	857.376

Notes to the Financial Statements

Group and Bank

NOTE 42:                 Preferred securities

NBG Funding Ltd (“NBG Funding”), a wholly owned subsidiary of the Bank, has issued the following Non — Cumulative Non Voting Preferred Securities (the “preferred securities”) guaranteed on a subordinated basis by the Bank. All preferred securities are perpetual. However, the preferred securities may be redeemed at par by NBG Funding, in whole but not in part, ten years after their issue or on any dividend payment date falling thereafter subject to the consent of the Bank of Greece.

Innovative preferred securities:

•                      €350 million Series A Floating Rate securities issued on 11 July 2003 carrying a preferred dividend rate of three-month Euribor plus 175 bps until 11 July 2013 and three-month Euribor plus 275 bps thereafter, which is paid quarterly.

•                      GBP 375 million Series E Fixed/Floating Rate securities issued on 8 November 2006 carrying a preferred dividend rate of 6,2889% fixed per annum until 8 November 2016 and thereafter floating of three month Libor plus 2,08%. The dividends are payable annually in arrears until 8 November 2016 and thereafter quarterly in arrears.

Non- innovative preferred securities:

•                      €350 million Series B Constant Maturity Swap (“CMS”) Linked securities issued on 3 November 2004 carrying a preferred dividend rate of 6,25% the first year and thereafter of the 10 year EUR CMS mid swap rate plus 12,5 bps reset every six months and capped at 8% paid semi-annually.

•                      USD 180 million Series C Constant Maturity Swap (“CMS”) Linked securities issued on 3 November 2004 carrying a preferred dividend rate of 6,75% the first year and thereafter of the 10 year USD CMS mid swap rate plus 12,5 bps reset every six months and capped at 8,5% paid semi-annually.

•                      €230 million Series D Constant Maturity Swap (“CMS”)

Linked securities issued on 16 February 2005 carrying a preferred dividend rate of 6% until 16 February 2010 and thereafter of the difference of the 10-year EUR CMS mid swap rate minus the 2-year mid swap rate multiplied by four subject to a minimum rate of 3,25% and capped at 10% paid annually.

The proceeds of the instruments issued by NBG Funding have been lent to NBG Finance Plc, NBG Finance (Dollar) Plc and NBG Finance (Sterling) Plc through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each one of the instruments referred to above but with a 31-year maturity. For the Bank, these loans are disclosed in Note 34 “Other borrowed funds”.

On 22 June 2009, the Bank announced a voluntary tender offer for the acquisition of any and all of the five series of the preferred securities issued by NBG Funding. The tender offer was for all the preferred securities in an aggregate nominal value of approximately €1.050 million, excluding the preferred securities that had already been acquired on open market by the Bank of an aggregate nominal value of approximately €450 million.

On 7 July 2009, the Bank announced the results of the voluntary tender offer for the preferred securities, where holders of preferred securities of an aggregate nominal value of approximately €450 million (equal to approximately 43% of the aggregate nominal value of the preferred securities subject to the tender offer) validly tendered their preferred securities at a price lower than their nominal value. The settlement date for the purchase by the Bank of the preferred securities that were validly tendered was the 8 July 2009 and the purchases were funded by existing liquidity reserves of the Bank. Subsequent to 7 July 2009 (expiry date of the tender offer) the Bank purchased an additional portion of the outstanding preferred securities of an aggregate nominal amount of €19,1 million of series A, B and D, GBP 46,6 million of series E and USD 0,8 million of series C.

Within 2010, the Bank proceeded in the purchase of an additional portion of the outstanding preferred securities of an aggregate nominal amount of €47,9 million of series A, B and D, GBP 51,1 million of series E and USD 4,0 million of series C.

The movement of preferred securities is as follows:

	Series A	Series E	Series B	Series C	Series D
	Innovative preferred
	securities		Non- innovative preferred securities			Total
At 1 January 2009	350.000	393.700	350.000	129.339	230.000	1.453.039
Purchases	(184.307)	(269.316)	(271.382)	(62.974)	(155.135)	(943.114)
Exchange differences	—	9.020	—	(2.253)	—	6.767
31 December 2009 & 1 January 2010	165.693	133.404	78.618	64.112	74.865	516.692
Purchases	(40.281)	(57.500)	(3.916)	(2.754)	(3.687)	(108.138)
Exchange differences	—	2.413	—	4.793	—	7.206
31 December 2010	125.412	78.317	74.702	66.151	71.178	415.760

Notes to the Financial Statements

Group and Bank

NOTE 43:                 Dividend per share

In accordance with Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, banks participating in the plan are allowed to distribute dividends of up to 35% of distributable profits, in accordance with article 3, par. 1 of Law 148/1967. The Greek State representative in the Board of Directors of the participating banks has a veto right in any decision that relates to dividend distribution.

Moreover, pursuant to Law 3723/2008, article 28 of Law 3756/2009 and article 39 of Law 3844/2010, for the years 2008 and 2009 only, banks participating in the plan are allowed to distribute dividends to ordinary shareholders only in the form of shares.  However, these cannot be treasury shares. The legislation explicitly excludes from the dividend restriction, preference shares, such as those issued by the Bank.

On 21 May 2010, the annual Ordinary General Meeting of the Bank’s Shareholders, approved the following:

a)         The distribution of dividends to the holders of our non-cumulative, non-voting, redeemable preference shares of €42,2 million (USD 56,25 million) after withholding taxes, pursuant to their terms.

b)        The payment to the Greek State the amount of €35 million regarding the 70.000.000 Redeemable Preference Shares, of which €21,6 million relates to year 2009 while €13,4 million relates to period up to May 2010.

c)         No dividends were declared to the ordinary shareholders, following the participation of the Bank in the Hellenic Republic’s Bank Support Plan.

NOTE 44:                 Cash and cash equivalents

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Cash and balances with central banks	4.567.809	1.327.702	3.965.880	871.339
Due from banks	1.494.201	1.327.638	4.675.866	3.013.558
Trading securities	107.588	176.640	107.588	176.640
Investment securities	145.846	87.196	—	—
Total	6.315.444	2.919.176	8.749.334	4.061.537

For the purposes of the cash flow statement, cash and cash equivalents consist of the above balances with less than three months maturity from the acquisition date.

NOTE 45:                 Related party transactions

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions or had significant balances outstanding at 31 December 2010 and 31 December 2009 are presented below. Transactions were entered into with related parties during the course of business at market rates.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into banking transactions with the members of the Board of Directors of the Bank, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons, in the normal course of business. The list of the members of the Board of Directors of the Bank is shown under Note 1, “General Information”.

As at 31 December 2010, loans, deposits and letters of guarantee, at Group level, amounted to €256,3 million, €22,2 million and €13,6 million respectively (2009: €14,7 million, €64,5 million and €10,6 million respectively), whereas the corresponding figures at Bank level amounted to €254,7 million, €18,1 million and €13,6 million (2009: €13,1 million, €38,9 million and nil respectively).

Other income at a Group level amounted to nil (2009: €8,7). Total compensation to related parties amounted to €14,6 million (2009: €15,3 million) for the Group and to €6,2 million (2009: €8,2 million) for the Bank, mainly relating to short-term benefits.

b. Transactions with subsidiaries associates and joint ventures

Transactions and balances between the Bank, its subsidiaries, associates and joint ventures are set out in the table below. At a Group level, only transactions with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

Notes to the Financial Statements

Group and Bank

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Assets	8.342	6.900	8.326.023	6.658.744
Liabilities	17.440	12.351	4.452.150	2.391.993
Letters of guarantee, contingent liabilities and other off balance sheet accounts	13.367	1.416	2.378.490	229.178

	12 month period ended		12 month period ended
	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Interest, commission and other income	2.961	1.590	171.211	187.272
Interest, commission and other expense	8.492	7.951	225.366	198.485

c. Transactions with other related parties

The total receivables of the Group and the Bank from the employee benefits related funds as at 31 December 2010, amounted to €298,1 million (2009: €197,8 million).

The total payables of the Group and the Bank to the employee benefits related funds as at 31 December 2010, amounted to €87,6 million and €8,5 million respectively (2009: €48,0 million and €4,4 million respectively).

The total income of the Group from the employee benefits related funds as at 31 December 2010, amounted to €0,2 million.

NOTE 46:                 Acquisitions, disposals & other capital transactions

Acquisitions

In 2010, the following transactions took place:

On 4 November 2010, following the Finansbank’s Board of Directors decision of 2 August 2010, the share capital of the Finansbank was increased by TL 551,3 million (TL 547,1 million in cash and TL 4,1 million by capitalization of reserves). The cash contribution by the Group amounted to TL 518,7 million and covered by the proceeds from repayment by Finansbank of subordinated debt amounting to TL 495,8 million (USD 325 million) and cash payments by the reinvestment of the dividend received TL 22,9 million.

Finansbank disposed of 10,73% of its participation in Finans Yatirim Ortakligi A.S. (Finans Investment Trust) for TL 2,7 million.  After this transaction the Group owns 75,44% of the entity.

During December 2010, Finans Invest acquired 5,11% of Finans Finansal Kiralama A.S. (Finans Leasing), a listed subsidiary company in Istanbul Stock Exchange, from the market with a cost of TL 20,5 million.  On 13 August 2010, the Bank increased its shareholding in Finans Finansal Kiralama A.S. (Finans Leasing), through a public offer.  The Bank acquired 27,3% of the share capital for €42,3 million (TL 81,7 million).  After these acquisitions the NBG Group owns 94,11% of Finans Leasing.

On 17 August 2010, the Bank acquired 21,6% of Stopanska Banka AD — Skopje, from European Bank for Reconstruction and Development (EBRD) and from International Finance Corporation (IFC) possessing 10,8% shareholding each, through put and call arrangements as provided for in the 2001 shareholders agreement, between the Bank and EBRD and IFC, for the acquisition of Stopanska Banka AD-Skopje. The total consideration paid amounted to €35,2 million.

On 3 September 2010, Banca Romaneasca S.A. established NBG FACTORING ROMANIA IFN S.A. Banca Romaneasca S.A. owns 99% and NBG Leasing IFN S.A. owns 1% of the new company.

Accordingly, in 2009, the following transactions took place:

On 24 February 2009, Finansbank disposed of its subsidiary Finans Malta Holdings Ltd to NBG International Holdings B.V. (a wholly owned subsidiary of the Bank), for the amount of €185 million. The disposal, which is part of the NBG Group restructuring efforts, was made at arm’s length and no gain or loss has arisen in the consolidated financial statements. The transaction was financed through a share capital increase. Hence, NBG International Holdings B.V. increased its share capital by €185,5 million.

Since March 2009, the Bank consolidates Titlos Plc, a Special Purpose Entity established in the UK, for the purpose of the securitization of Greek State loans and receivables, in which the Bank has a beneficial interest.

On 19 May 2009, the Bank established Ethniki Factors S.A., a wholly owned subsidiary. The capital contribution amounted to €50.000.

On 8 June 2009, Finansbank established Finans Faktoring Hizmetleri A.S. (Finans Factoring), a wholly owned subsidiary.

On 30 June 2009, NBG Luxembourg Holding S.A. and NBG Luxfinance Holding S.A. were merged, through the absorption of the latter by the first. The new company was renamed to NBG Asset Management Luxembourg S.A.

On 16 October 2009, UBB established UBB Factoring EOOD, a wholly owned subsidiary of UBB.

On 14 January 2010, the Extraordinary General Meeting of the Bank approved the contribution of real estate property of the Bank with carrying amount of €614.953 to a real estate investment company under the name “NBG PANGAEA Real Estate Investment

Notes to the Financial Statements

Group and Bank

Company”. The contribution of the real estate represents the share capital contribution owed by the Bank as the only shareholder of the above mentioned company for the amount of €589.868, while the remaining of €25.085 has been reflected in other reserves.

Other transactions

On 19 May 2010, Eterika Plc was liquidated.

On 25 June 2010, the General Meeting of the Audatex Hellas S.A. shareholders decided the dissolution and the liquidation of the company.

On 16 November 2010, NBG International Inc. (NY) was liquidated.

The movement of investments in subsidiaries is summarised as follows:

	Bank
	2010	2009
Balance at the beginning of the period	8.064.609	7.149.862
Acquisitions / establishment of new subsidiaries	—	664.953
Acquisition of additional interest/ share capital increase in existing subsidiaries	346.401	249.865
Mergers and divestments of operations	—	(71)
Transfers from investment securities	4.867	—
Balance at the end of the period	8.415.877	8.064.609

Acquisition of additional interest and or share capital increase in existing subsidiaries include the following transactions:

	Bank
	2010	2009
Share capital increase in Finansbank	227.945	—
Acquisition of additional interest (27,32%) in Finans Finansal Kiralama A.S. (Finans Leasing)	42.274	—
Share capital increase in Ethniki Hellenic General Insurance S.A.	—	40.000
Share capital increase in NBG International Holdings B.V.	21.939	185.500
Share capital increase of SPEs	45.591	19.187
Share capital increase of other subsidiaries	8.652	5.178
Total	346.401	249.865

Notes to the Financial Statements

Group and Bank

NOTE 47:                 Group companies

		Tax years	Group %		Bank %
Subsidiaries	Country	unaudited	31.12.2010	31.12.2009	31.12.2010	31.12.2009

National Securities S.A. (1)	Greece	2009-2010	100,00%	100,00%	100,00%	100,00%
Ethniki Kefalaiou S.A.	Greece	2009-2010	100,00%	100,00%	100,00%	100,00%
NBG Asset Management Mutual Funds S.A.	Greece	2009-2010	100,00%	100,00%	81,00%	81,00%
Ethniki Leasing S.A.	Greece	2009-2010	100,00%	100,00%	93,33%	93,33%
NBG Property Services S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	2009-2010	100,00%	100,00%	100,00%	100,00%
NBG Bancassurance S.A.	Greece	2010	100,00%	100,00%	99,70%	99,70%
Innovative Ventures S.A. (I-Ven)	Greece	2005-2010	100,00%	100,00%	—	—
Ethniki Hellenic General Insurance S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
Audatex Hellas S.A.	Greece	2010	70,00%	70,00%	—	—
National Insurance Brokers S.A.	Greece	2010	95,00%	95,00%	—	—
ASTIR Palace Vouliagmenis S.A.	Greece	2006-2010	85,35%	85,35%	85,35%	85,35%
Grand Hotel Summer Palace S.A.	Greece	2007-2010	100,00%	100,00%	100,00%	100,00%
NBG Training Center S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
Ethnodata S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
KADMOS S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
DIONYSOS S.A.	Greece	2010	99,91%	99,91%	99,91%	99,91%
EKTENEPOL Construction Company S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
Hellenic Touristic Constructions S.A.	Greece	2010	77,76%	77,76%	77,76%	77,76%
Ethnoplan S.A.	Greece	2010	100,00%	100,00%	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
Ethniki Factors S.A.	Greece	2010	100,00%	100,00%	100,00%	100,00%
NBG Pangaea Reic	Greece	—	100,00%	100,00%	100,00%	100,00%
Finansbank A.S.(*)	Turkey	2005-2009	99,80%	99,79%	82,22%	82,22%
Finans Finansal Kiralama A.S. (Finans Leasing) (*)	Turkey	2005-2009	94,11%	61,68%	29,87%	2,55%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (*)	Turkey	2005-2009	99,76%	99,70%	0,20%	0,20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (*)	Turkey	2005-2009	99,76%	99,70%	0,01%	0,01%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (*)	Turkey	2005-2009	75,44%	86,15%	5,30%	5,30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (*)	Turkey	2005-2009	99,71%	99,64%	—	—
Finans Emeklilik ve Hayat A.S. (Finans Pension) (*)	Turkey	2007-2009	99,80%	99,79%	—	—
Finans Tuketici Finansmani A.S.(Finans Consumer Finance) (*)	Turkey	2009	99,80%	99,79%	—	—
Finans Faktoring Hizmetleri A.S. (Finans Factoring)(*)	Turkey	2009	99,80%	99,79%	—	—
NBG Malta Holdings Ltd	Malta	2006-2010	100,00%	100,00%	—	—
NBG Bank Malta Ltd	Malta	2005-2010	100,00%	100,00%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2005-2010	99,91%	99,91%	99,91%	99,91%
UBB Asset Management Inc.	Bulgaria	2004-2010	99,92%	99,92%	—	—
UBB Insurance Broker A.D.	Bulgaria	2007-2010	99,93%	99,93%	—	—
UBB Factoring E.O.O.D.	Bulgaria	2009-2010	99,91%	99,91%	—	—
Interlease E.A.D., Sofia	Bulgaria	2004-2010	100,00%	100,00%	100,00%	100,00%
Interlease Auto E.A.D.	Bulgaria	2008-2010	100,00%	100,00%	—	—
ETEBA Bulgaria A.D., Sofia	Bulgaria	—	100,00%	100,00%	92,00%	92,00%
NBG Securities Romania S.A.	Romania	2000-2010	100,00%	100,00%	100,00%	100,00%
Banca Romaneasca S.A. (*)	Romania	2006-2010	99,28%	99,28%	99,28%	99,28%
NBG Factoring Romania IFN S.A.	Romania	2010	99,29%	—	—	—
NBG Leasing IFN S.A.	Romania	2007-2010	100,00%	100,00%	100,00%	100,00%
S.C. Garanta Asigurari S.A.	Romania	2003-2010	94,96%	94,96%	—	—
Vojvodjanska Banka a.d. Novi Sad (2)	Serbia	2005-2010	100,00%	100,00%	100,00%	100,00%
NBG Leasing d.o.o. Belgrade	Serbia	2004-2010	100,00%	100,00%	100,00%	100,00%
NBG Services d.o.o. Belgrade	Serbia	2009-2010	100,00%	100,00%	—	—
Stopanska Banka A.D.-Skopje (*)	F.Y.R.O.M.	2005-2010	94,64%	94,64%	94,64%	94,64%
NBG Greek Fund Ltd	Cyprus	2005-2010	100,00%	100,00%	100,00%	100,00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006-2010	100,00%	100,00%	100,00%	100,00%
National Securities Co (Cyprus) Ltd	Cyprus	—	100,00%	100,00%	—	—
NBG Management Services Ltd	Cyprus	2010	100,00%	100,00%	100,00%	100,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2003-2010	100,00%	100,00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2005-2010	100,00%	100,00%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	2009-2010	99,71%	99,67%	94,36%	94,32%
NBG Asset Management Luxemburg S.A.	Luxembourg	—	100,00%	100,00%	94,67%	94,67%
NBG International Ltd	U.K.	2004-2010	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Ltd	U.K.	2004-2010	100,00%	100,00%	—	—
NBG Finance Plc	U.K.	2004-2010	100,00%	100,00%	100,00%	100,00%
NBG Finance (Dollar) Plc	U.K.	2008-2010	100,00%	100,00%	100,00%	100,00%
NBG Finance (Sterling) Plc	U.K.	2008-2010	100,00%	100,00%	100,00%	100,00%
NBG Funding Ltd	U.K.	—	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Funds	U.K.	2004-2010	100,00%	100,00%	—	—
Eterika Plc (Special Purpose Entity)(3)	U.K.	—	—	—	—	—
Revolver APC Limited (Special Purpose Entity)	U.K.	2009-2010	—	—	—	—
Revolver 2008-1 Plc (Special Purpose Entity)	U.K.	2009-2010	—	—	—	—
Titlos Plc (Special Purpose Entity)	U.K.	2009-2010	—	—	—	—
NBGI Private Equity S.A.S.	France	2008-2010	100,00%	100,00%	—	—
NBG International Inc. (NY)(4)	U.S.A.	—	—	100,00%	—	—
NBG International Holdings B.V.	The Netherlands	2009-2010	100,00%	100,00%	100,00%	100,00%
CPT Investments Ltd	Cayman Islands	—	50,10%	50,10%	50,10%	50,10%

(*)  % of participation includes the effect of put and call option agreements (Put and Call option regarding Stopanska was exercised in August 2010, see Note 46)

(1) On 20 May 2010, National P&K Securities S.A. was renamed to National Securities S.A.

(2) National Bank of Greece a.d. Beograd which was merged with Vojvodjanska Banka a.d. Novi Sad has been tax audited up to 2000.

(3) From 3rd quarter 2010 Eterika Plc (Special Purpose Entity) is not included in NBG Group accounts

(4) From 4rd quarter 2010 NBG International Inc. (NY) is not included in NBG Group accounts

Notes to the Financial Statements

Group and Bank

NOTE 48:                 Independent auditor’s fees

Deloitte Hadjipavlou Sofianos & Cambanis S.A. has served as our principal independent public accountant for the year ended 31 December 2010. The following table presents the aggregate fees for professional audit services and other services rendered by the Group’s principal accounting firm Deloitte Hadjipavlou Sofianos & Cambanis S.A., which is a member firm of Deloitte Touche Tohmatsu Limited (“DTTL”), other member firms of DTTL and their respective affiliates (collectively, “Deloitte.”).

	Group		Bank
	2010	2009	2010	2009
Audit fees	3.997	3.938	1.204	1.075
Audit-related fees	4.626	4.247	2.923	3.581
Tax fees	143	83	15	—
All other fees	20	28	20	20
Total	8.786	8.296	4.162	4.676

NOTE 49:                 Events after the reporting period

There are no material events after the reporting period to be reported.

NOTE 50:                 Foreign exchange rates

		Fixing	Average	Average
FROM	TO	31.12.2010	1.1 - 31.12.2010	1.1 - 31.12.2009

ALL	EUR	0,00721	0,00739	0,00773
BGN	EUR	0,51130	0,51130	0,51130
EGP	EUR	0,12843	0,13512	0,13056
GBP	EUR	1,16178	1,16605	1,12297
MKD	EUR	0,01626	0,01638	0,01636
RON	EUR	0,23463	0,23830	0,23684
TL	EUR	0,48323	0,50140	0,46365
USD	EUR	0,74839	0,75488	0,71916
RSD	EUR	0,00948	0,00977	0,01071
ZAR	EUR	0,11283	0,10343	0,08618

NOTE 51:                 Reclassifications

Reclassifications of financial assets

Group

In 2010, NBG Group reclassified €6.767,1 million AFS bonds and €16,0 million trading bonds as loans and receivables. At the date of reclassification, the reclassified bonds were not quoted in an active market and the Group has the intention and ability to hold them for the foreseeable future or until maturity.

Furthermore, due to the current crisis in the bond markets, the Group reclassified trading bonds amounting to €1.340,0 million to AFS and €290,8 million to held to maturity.

The carrying amount and the fair value of the reclassified bonds on 31 December 2010 was €8.196,6 million and €7.128,1 million respectively.

With respect to the reclassified bonds, during the period ended 31 December 2010 and prior to the reclassification, fair value loss of €99,1 million was recognized in the income statement (2009: loss €1,3 million), while loss of €524,5 million (2009: loss €184,9 million) was recognized in other comprehensive income net of tax. With respect to reclassified bonds, €517,3 million interest income was recognized during the period ended 31 December 2010.

Notes to the Financial Statements

Group and Bank

Had these bonds not been reclassified, net trading income for period ended 31 December 2010 would have been lower by €221,6 million (€190,4 million net of tax), and the AFS securities reserve, net of tax, would have been lower by €679,7 million.

The weighted average effective interest rate of the reclassified bonds at the date of reclassification was 4,99%. The cash flows expected to be recovered from the reclassified bonds at the date of reclassification amount to €14.009,7 million.

Finally, in 2010, the Group reclassified €1.912,6 million bonds from AFS into held to maturity because it now intends to hold these bonds until maturity.

In 2008, the Group reclassified certain AFS and trading securities as loans and receivables, and certain trading securities to the available-for-sale and held to maturity categories. On 31 December 2010, the carrying amount and the fair value of the securities reclassified in 2008 and have not matured, been sold or reclassified again subsequently is €689,6 million and €632,1 million respectively. During the period ended 31 December 2010, €15,6 million interest income, €0,6 million dividend income and €13,8 million impairment loss were recognized.  Had these securities not been reclassified, net trading income for the period ended 31 December 2010 would have been lower by €5,6 million (€4,0 million net of tax), and the AFS securities reserve, net of tax, would have been lower by €5,0 million.

Bank

In 2010, the Bank reclassified €5.403,2 million AFS bonds and €11,3 million trading bonds as loans and receivables. At the date of reclassification, the reclassified bonds were not quoted in an active market and the Bank has the intention and ability to hold them for the foreseeable future or until maturity.

Furthermore, due to the current crisis in the bond markets, the Bank reclassified trading bonds amounting to €1.050,5 million to AFS and €8,9 million to held to maturity.

The carrying amount and the fair value of the reclassified bonds on 31 December 2010 was €6.271,0 million and €5.432,9 million respectively.

With respect to the reclassified bonds, during the period ended 31 December 2010 and prior to the reclassification, fair value loss of €98,4 million (2009: loss €1,9 million) was recognized in the income statement and loss of €427,3 million (2009: loss €84,6 million) was recognized in other comprehensive income, net of tax. With respect to reclassified bonds, €410,7 million interest income was recognized during the period ended 31 December 2010.

Had these bonds not been reclassified, net trading income for period ended 31 December 2010 would have been lower by €134,9 million (€105,2 million net of tax), and the AFS securities reserve, net of tax, would have been lower by €492,1 million.

The weighted average effective interest rate of the reclassified bonds at the date of reclassification was 4,91%. The cash flows expected to be recovered from the reclassified bonds at the date of reclassification amount to €10.925,6 million.

Finally, in 2010, the Bank reclassified €271,1 million bonds from AFS into held to maturity because it now intends to hold these bonds until maturity.

In 2008, the Bank reclassified certain trading securities into loans and receivables or AFS. On 31 December 2010, the carrying amount and the fair value of the securities reclassified in 2008 and have not matured, been sold or reclassified again subsequently is €218,6 million and €219,9 million respectively.  During the period ended 31 December 2010, €7,9 million interest income, €0,2 million dividend income and €3,7 million impairment loss were recognized. Had these securities not been reclassified, net trading income for the period ended 31 December 2010 would have been lower by €2,1 million (€1,6 million net of tax), and the AFS securities reserve, net of tax, would have been higher by €4,6 million.

Other reclassifications

Certain amounts in prior periods have been reclassified to conform to the current presentation, as follows:

Income Statement

	Group			Bank
		31.12.2009			31.12.2009
€ 000’s	As restated	As previously reported	Reclassified	As restated	As previously reported	Reclassified
Interest and similar income	6.577.855	6.551.829	26.026	—	—	—
Fee and commission income	715.707	741.733	(26.026)	—	—	—
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets	(189.369)	(197.842)	8.473	(99.569)	(105.581)	6.012
Credit provisions and other impairment charges	(1.303.645)	(1.295.172)	(8.473)	(793.544)	(787.532)	(6.012)
Total	5.800.548	5.800.548	—	(893.113)	(893.113)	—

Summary financial data

Group and Bank

National Bank of Greece S.A.

FINANCIAL DATA AND INFORMATION FOR THE PERIOD FROM 1 JANUARY 2010 TO 31 DECEMBER 2010

(Published in accordance with article 135 of Law 2190/1920, for enterprises preparing annual stand-alone and consolidated financial statements in accordance with IFRS)
(amounts in thousand EURO)

Company Information

Headquarters:	86, Eolou Str., 102 32 Athens
Register Numbers of S.A.:	6062/06/B/86/01
Supervising Prefecture:	Athens Prefecture
Date of approval of Financial Statements by BoD:	23 March 2011
Certified Public Accountant - Auditor:	Manos Pelidis (RN SOEL 12021)
Audit Firm:	Deloitte, Hadjipavlou Sofianos & Cambanis S.A.
Assurance & Advisory Services
Independent Auditor’s report:	Unqualified opinion
Issue date of Independent Auditor’s report:	28 March 2011
Website:	www.nbg.gr

The financial data and information derived from the financial statements provide a summarized view of the financial position and results of National Bank of Greece and its Group. We therefore suggest to the user, before proceeding to any investment decision or other transaction with the Bank, to visit National Bank of Greece’s web-site (www.nbg.gr), where Financial Statements are posted, together with the report of the Auditors.

The Board of Directors

Vassilios T. Rapanos	Non-Executive Member - Chairman of the BoD
Apostolos S. Tamvakakis	Executive Member - Chief Executive Officer
Anthimos C. Thomopoulos*	Executive Member - Deputy Chief Executive Officer
Alexandros G. Tourkolias*	Executive Member - Deputy Chief Executive Officer
Leonidas T. Theoklitos*	Executive Member - Deputy Chief Executive Officer
Ioannis C. Giannidis	Non-Executive Member
Ioannis P. Panagopoulos	Non-Executive Member
Avraam J. Triantafillidis**	Non-Executive Member
H.E. the Metropolitan of Ioannina Theoklitos	Independent Non-Executive Member
Stefanos C. Vavalidis	Independent Non-Executive Member
Georgios P. Zanias	Independent Non-Executive Member
Alexandra T. Papalexopoulou - Benopoulou	Independent Non-Executive Member
Petros K. Sabatacakis	Independent Non-Executive Member
Maria A. Fragista**	Independent Non-Executive Member
Alexandros N. Makridis	Greek State representative

*On 26 November 2010, the extraordinary general meeting of the Bank’s shareholders elected three additional executive members of the Board of Directors, the General Managers Mr A. Thomopoulos, Mr A. Tourkolias and Mr L. Theoklitos, who were subsequently elected as Deputy Chief Executive Officers by the same date Board of Directors meeting.

**On 18 March 2010, Mr Avraam J. Triantafillidis was elected as a member of the Board following the resignation of Mr Alexandros G. Stavrou.  His election was announced at the annual general meeting of the Bank’s shareholders, on 21 May 2010.  On 23 November 2010, Mrs Maria A. Fragista was elected as a member of the Board following the resignation of Mrs Maria S. Sklavenitou. Her election was announced at the extraordinary general meeting of the Bank’s shareholders on 26 November 2010. On 25 January 2011 Mr Vassilios K. Konstantakopoulos Independent Non-Executive Member of the Board of Directors passed away.

Statement of Financial Position

	Group		Bank
	31.12.2010	31.12.2009	31.12.2010	31.12.2009
ASSETS
Cash and balances with central banks	7,530,483	4,252,854	5,069,505	2,073,721
Due from banks (net)	3,321,454	3,707,911	7,091,089	5,881,701
Financial assets at fair value through profit or loss	1,723,112	4,066,059	1,082,292	3,003,966
Derivative financial instruments	1,731,192	1,875,851	1,542,961	1,670,914
Loans and advances to customers (net)	77,261,870	74,752,545	58,242,991	58,129,698
Available for sale investment securities	7,924,354	14,337,698	3,035,212	7,476,660
Held to maturity investment securities	3,626,284	99,618	1,974,534	932,195
Loans and receivables investment securities	8,816,749	1,877,834	7,034,903	1,483,552
Investment property	213,180	164,895	—	—
Investments in subsidiaries	—	—	8,415,877	8,064,609
Investments in associates	39,246	42,680	7,298	27,631
Goodwill, software & other intangible assets	2,560,197	2,486,943	140,807	124,854
Property & equipment	2,070,446	2,099,152	388,104	381,642
Deferred tax assets	470,701	174,218	366,168	82,094
Insurance related assets and receivables	822,066	805,960	—	—
Current income tax advance	136,667	189,481	136,667	189,481
Other assets	2,474,719	2,460,484	1,755,936	1,697,746
Non current assets held for sale	21,885	—	20,513	—
Total assets	120,744,605	113,394,183	96,304,857	91,220,464

LIABILITIES
Due to banks	29,898,696	21,643,338	28,869,460	18,390,685
Derivative financial instruments	1,790,556	1,329,164	1,404,051	1,204,621
Due to customers	68,039,037	71,194,471	52,471,008	58,081,167
Debt securities in issue	2,370,303	1,859,699	2,103,771	1,485,109
Other borrowed funds	2,061,773	1,224,973	1,078,098	1,209,377
Insurance related reserves and liabilities	2,834,752	2,581,323	—	—
Deferred tax liabilities	119,016	137,336	—	—
Retirement benefit obligations	152,012	245,301	79,887	134,284
Current income tax liabilities	76,091	74,924	21,925	60,497
Other liabilities	2,497,016	3,276,136	1,496,537	2,430,563
Total liabilities	109,839,252	103,566,665	87,524,737	82,996,303

SHAREHOLDERS’ EQUITY
Share capital	5,137,952	3,392,708	5,137,952	3,392,708
Share premium account	3,327,740	3,335,881	3,326,321	3,335,881
Less: treasury shares	(4,901)	(10,626)	—	—
Reserves and retained earnings	1,194,109	1,735,487	315,847	1,495,572
Equity attributable to NBG shareholders	9,654,900	8,453,450	8,780,120	8,224,161

Non-controlling interests	834,693	857,376	—	—
Preferred securities	415,760	516,692	—	—
Total equity	10,905,353	9,827,518	8,780,120	8,224,161

Total equity and liabilities	120,744,605	113,394,183	96,304,857	91,220,464

Statement of Comprehensive Income

	Group		Bank
	12 month period ended		12 month period ended
	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Interest and similar income	6,402,037	6,577,855	3,508,362	3,677,056
Interest expense and similar charges	(2,254,080)	(2,611,540)	(1,079,585)	(1,445,996)
Net interest income	4,147,957	3,966,315	2,428,777	2,231,060

Fee and commission income	710,084	715,707	274,348	306,465
Fee and commission expense	(100,159)	(55,319)	(73,381)	(27,027)
Net fee and commission income	609,925	660,388	200,967	279,438

Earned premia net of reinsurance	967,007	936,091	—	—
Net claims incurred	(891,159)	(840,539)	—	—
Earned premia net of claims and commissions	75,848	95,552	—	—

Net trading income/(loss) and results from investment securities	(138,308)	428,415	(387,382)	197,413
Net other expense	(55,946)	(73,575)	(130,113)	(71,629)
Total income	4,639,476	5,077,095	2,112,249	2,636,282

Personnel expenses	(1,530,459)	(1,577,474)	(931,800)	(995,114)
General, administrative and other operating expenses	(781,832)	(725,032)	(368,627)	(338,872)
Deprec. & amortis. on properties, equipment, software & other intang. assets	(199,818)	(189,369)	(87,277)	(99,569)
Amortis. & write offs of intang. assets recognised on business combinations	(27,442)	(24,071)	—	—
Finance charge on put options of non-controlling interests	(13,566)	(5,556)	(13,566)	(5,556)
Credit provisions and other impairment charges	(1,450,327)	(1,303,645)	(1,044,586)	(793,544)
Share of profit of associates	1,598	117	—	—
Profit/(loss) before tax	637,630	1,252,065	(333,607)	403,627
Social responsibility tax and non off-settable taxes	(79,101)	(47,736)	(74,900)	(45,669)
Taxes	(118,105)	(240,984)	47,655	(132,973)
Profit/(loss) for the period, net of tax (A)	440,424	963,345	(360,852)	224,985
Attributable to:
Non-controlling interests	34,902	40,777	—	—
NBG equity shareholders	405,522	922,568	(360,852)	224,985

Other comprehensive income/(expense), net of tax (B)	(906,808)	(333,078)	(761,498)	(47,674)
Total comprehensive income/(expense), net of tax (A+B)	(466,384)	630,267	(1,122,350)	177,311

Attributable to:
Non-controlling interests	41,380	16,255	—	—
NBG equity shareholders	(507,764)	614,012	(1,122,350)	177,311

Earnings/(losses) per share (Euro) - Basic and Diluted:	€0.4611	€1.7189	€(0.5669)	€0.2753

Statement of Changes in Equity

	Group		Bank
	12 month period ended		12 month period ended
	31.12.2010	31.12.2009	31.12.2010	31.12.2009

Balance at beginning of period	9,827,518	8,267,054	8,224,161	6,433,786
Changes during the period:
Total comprehensive income/(expense), net of tax	(466,384)	630,267	(1,122,350)	177,311
Share capital increase	1,737,103	1,552,348	1,735,684	1,552,348
Dividends declared	(92,476)	(87,038)	(71,558)	(42,192)
Net change in treasury shares	5,725	134,651	—	145,277
Other changes	(106,133)	(669,764)	14,183	(42,369)
Balance at end of period	10,905,353	9,827,518	8,780,120	8,224,161

Statement of Cash Flows

	Group		Bank
	12 month period ended		12 month period ended
	31.12.2010	31.12.2009	31.12.2010	31.12.2009
Net cash flows from / (used in):
Operating activities	3,544,327	3,589,555	4,602,565	429,490
Investing activities	(3,168,695)	(3,359,488)	(2,229,082)	(194,911)
Financing activities	2,993,802	50,964	2,268,344	147,693
Net increase / (decrease) in cash and cash equivalents in the period	3,369,434	281,031	4,641,827	382,272
Effect of foreign exchange rate changes on cash and cash equivalents	26,834	15,167	45,970	4,401
Total cash flows from / (used in) the period	3,396,268	296,198	4,687,797	386,673
Cash and cash equivalents at beginning of period	2,919,176	2,622,978	4,061,537	3,674,864
Cash and cash equivalents at end of period	6,315,444	2,919,176	8,749,334	4,061,537

Notes

1) The principal accounting policies that have been adopted are in accordance with the requirements of International Financial Reporting Standards (“IFRS”) and are the same with those applied in the 2009 financial statements, except for the amendments in IFRS 3 “Business Combinations” and International Accounting Standard (“IAS”) 27 “Consolidated and Separate Financial Statements”, IAS 39 “Financial Instruments: Recognition and Measurement”, IFRS 2 “Share-based Payment”, IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, that Bank has adopted in 2010. Details are included in Note 2 of the financial statements as at 31 December 2010.

2) The Bank has been audited by the tax authorities up to and including 2008. The unaudited tax years of the subsidiary companies of the Group fully consolidated and associated are reflected in Notes 47 and 24 respectively of the financial statements as at 31 December 2010.

3) Cases under litigation or in arbitration as well as pending cases before the Courts or Arbitration Courts are not expected to have a material impact on the financial position or operations of the Group.  As at 31 December 2010, the provisions recognized by the Group and the Bank, amounted to: a) for cases under litigation €43,6 million and €32,7 million respectively, b) for unaudited tax years €10,6 million and €8,9 million respectively and c) for other risks €10,5 million and €2,4 million respectively.

4) The number of Group and Bank employees as at 31 December 2010 was 36.866 and 12.775 respectively (31 December 2009: 36.314 and 13.066 respectively).

5) Related party transactions and balances as defined in IAS 24 are analyzed as follows: assets, liabilities, interest, commission and other income, interest, commission and other expense and off-balance sheet items with associated companies of the Group, as at 31 December 2010, amounted to €8,3 million, €17,4 million, €3,0 million, €8,5 million and €13,4 million respectively. The corresponding balances and transactions with subsidiaries and associated companies of the Bank as at 31 December 2010 were €8.326,0 million, €4.452,2 million, €171,2 million, €225,4 million and €2.378,5 million. Loans, deposits, letters of guarantee and total compensation of the members of the Board of Directors of the Bank, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as the close members of family and entities controlled or jointly controlled by those persons amounted, as at 31 December 2010, to €256,3 million, €22,2 million, €13,6 million and €14,6 million respectively and for the Bank alone the corresponding amounts amounted to €254,7 million, €18,1 million, €13,6 million and €6,2 million. The total receivables of the Group and the Bank from the employee benefits related funds as at 31 December 2010, amounted to €298,1 million. The total payables of the Group and the Bank to the employee benefits related funds as at 31 December 2010, amounted to €87,6 million and €8,5 million respectively. The total income of the Group from the employee benefits related funds as at 31 December 2010, amounted to €0,2 million.

6) Acquisitions, disposals & other capital transactions:

(a) In 2010, Finansbank disposed of 10,73% of its participation in Finans Yatirim Ortakligi A.S. (Finans Investment Trust) for TL 2,7 million. After this transaction the Group owns 75,44% of the entity.

(b) On 19 May 2010 the SPE Eterika Plc was liquidated.

(c) On 13 August 2010, the Bank acquired 27,3% of the share capital of Finans Finansal Kiralama A.S. (Finans Leasing) for approximately €42,3 million (TL 81,7 million), through a public offer. During December 2010, Finans Invest, a Group company, acquired 5,11% of Finans Finansal Kiralama A.S. (Finans Leasing) with a cost of €10,4 million (TL 20,5 million). After this acquisition NBG Group owns 94,11% of Finans Leasing share capital.

(d) On 17 August 2010, the Bank acquired 21,6% of Stopanska Banka AD — Skopje, from European Bank for Reconstruction and Development (EBRD) and from International Finance Corporation (IFC) possessing 10,8% shareholding each, through put and call arrangements as provided for in the 2001 shareholders agreement, between the Bank and EBRD and IFC, for the acquisition of Stopanska Banka AD-Skopje. The total consideration paid amounted to €35,2 million.

(e) On 3 September 2010, Banca Romaneasca S.A. established NBG FACTORING ROMANIA IFN S.A. Banca Romaneasca S.A. owns 99% and NBG Leasing IFN S.A. owns 1% of the new company.

(f) On 4 November 2010, following the Finansbank’s Board of Directors decision of 2 August 2010, the share capital of the Finansbank was increased by TL 551,3 million (TL 547,1 million in cash and TL 4,1 million by capitalization of reserves). The cash contribution by the Group amounted to TL 518,7 million and covered by the proceeds from repayment by Finansbank of subordinated debt amounting to TL 495,8 million (USD 325 million) and cash payments by the reinvestment of the dividend received TL 22,9 million.

(g) On 16 November 2010, NBG International Inc. (NY) was liquidated.

Details are included in Notes 24 and 46 of the financial statements as at 31 December 2010.

7) Included in Notes 24 & 47 of the financial statements as at 31 December 2010, are the group companies consolidated, their country of residence, the direct or indirect participation of the Bank in their share capital and the consolidation method applied for each such company.  Of all companies consolidated as at 31 December 2010:

a) Fully consolidated: NBG Factoring Romania IFN S.A. the newly established subsidiary was consolidated for the first time the current year. Furthermore, from the companies included in the 31 December 2009 consolidation the special purpose entity Eterika Plc and NBG International Inc (NY) are no longer included due to their liquidation.

b) Equity method: Aktor Facility Management S.A. was consolidated for the first time the current year. From the companies included in the 31 December 2009 consolidation, Larco S.A. and Europa Insurance Co S.A. are not included due to their reclassification from “investment in associates” to “non-current assets held for sale”.

c) There are no entities exempted from the consolidation.

d) There have been no changes in the method of consolidation since the previous annual financial statements.

8) “Other comprehensive income for the period, net of tax” of the Group, in the current period ended 31 December 2010, is comprised of €(829,5) million relating to the measurement at fair value of available for sale investments, €97,4 million relating to currency translation differences, €(164,5) million relating to net investment hedge and €(10,2) million relating to net cash flow hedge. The corresponding amounts for the Bank (excluding net investment hedge and net cash flow hedge amounts which are NIL) are €(761,7) million and €0,2 million.

9) As at 31 December 2010, the Group held 743.689 rights on treasury shares with acquisition cost of €4.901 thousand, while the Bank did not hold any treasury shares.

10) Other events:

(a) Within 2010, under the €10 billion covered bonds program, the Bank issued the following covered bonds series:

(i) On 18 March 2010, the 4th series of €1,5 billion, with a maturity of eight years (with additional ten years extension option) which are secured by residential mortgage loans. The 4th series was cancelled on 30 November 2010.

(ii) On 11 May 2010, the 5th series of covered bonds of €1 billion, with a maturity of ten years (with an additional ten-year extension option), secured by residential mortgage loans.

(b) On 12 April 2010, the Bank, under the Greek government bonds lending facility (Pillar III), obtained, from Public Debt Management Agency, special Greek government bonds of €787 million, collateralized with customer loans that can only be used as collateral for financing.

(c) Within 2010, under the Hellenic Republic Bank Support Plan (Law 3723/2008) — Pillar II), the Bank issued the following debt securities:

(i) On 26 April 2010, the Bank issued €2.500 million Floating Rate Notes, guaranteed by Hellenic Republic, which are due in April 2013.

(ii) On 4 May 2010, the Bank issued €1.345 million and €655 million Floating Rate Notes, guaranteed by Hellenic Republic, both due in May 2013. From the above issue of €1.345 million, the amount of €907 million is held by third parties.

(iii) On 28 June 2010, the Bank issued €4.265,6 million Floating Rate Notes which are due in June 2013.

(iv) On 23 December 2010, the Bank issued €4.107,7 million Floating Rate Notes which are due in December 2013.

Apart from the notes amounting to €907 million, the remaining notes are held by the Bank.

(d) On 21 May 2010, the annual Ordinary General Meeting of the Bank’s Shareholders, approved the following: (i) The distribution of dividends to the holders of our non-cumulative, non-voting, redeemable preference shares of €42,2 million (USD 56,25 million) after withholding taxes, pursuant to their terms. (ii) The payment to the Greek State the amount of €35 million regarding the 70.000.000 Redeemable Preference Shares. (iii) No dividends were declared to the ordinary shareholders, following the participation of the Bank in the Hellenic Republic’s Bank Support Plan.

(e) On 21 June 2010, the Bank established its second covered bond program (“€15 billion Covered Bond Program II of National Bank of Greece S.A.”) under which issued the following Series of covered bonds:

(i) On 24 June 2010 issued three Series of covered bonds of €1 billion each, which are secured by residential mortgage loans. The first Series has a 5 years maturity (with additional ten years extension option), the second Series has a 7 years maturity (with additional ten years extension option) and the third Series has a 9 years maturity (with additional ten years extension option).

(ii)On 29 July 2010, the Bank issued second tranches of €500 million each for each of the first three series of notes under this program.

The Bank wholly holds the above mentioned bonds.

(iii) On 30 November 2010, the 4th series of covered bonds of €1,5 billion, with a maturity of 8 years (with an additional ten-year extension option), secured by residential mortgage loans.

(f) On 23 July 2010, the Bank completed the sale, through a private placement, of a Lower Tier II note, totaling €450 million. The note was issued on 3 August 2010 by the Bank’s UK-based subsidiary NBG Finance Plc, under NBG guarantee, and has been listed for trading on the Luxembourg Stock Exchange. The note has a 10-year maturity, with right to early redemption by the issuer on the completion of 5 years.

(g) On 4 August 2010, a floating rate loan of €500 million issued in August 2008 matured and the Bank redeemed the entire amount.

(h) Within 2010, the Bank proceeded in the purchase of a portion of the outstanding preferred securities of an aggregate nominal amount of  €47,9 million of series A, B and D, GBP 51,1 million of series E and USD 4,0 million of series C.

(i) Following the Board of Directors’ resolution on 10 September 2010, the Bank, in October 2010, increased its ordinary share capital as follows: (i) by offering 121.408.315 new ordinary shares of nominal value of €5,0 each and subscription price of €5,2 each through a rights issue. The total capital raised amounted to €631.323 thousand of which €607.041 thousand was credited to “share capital” and the remaining €24.282 thousand to “share premium” account. (ii) by the issuance of 227.640.590 convertible bonds to 227.640.590 new ordinary shares of nominal value of €5,0 each and subscription price of €5,2 each. The convertible bonds carried no interest and were convertible to ordinary shares after 7 days from their issuance. The total capital raised amounted to €1.183.731 thousand of which €1.138.203 thousand was credited to “share capital” and the remaining €45.528 thousand to “share premium” account.

Details related to share capital increases are included in Note 38 of the financial statements as at 31 December 2010.

(j) On 21 September 2010, NBG Finance plc, a wholly owned subsidiary of the Bank, issued Fixed Rate Notes of an aggregate nominal value of €80 million, guaranteed by the Bank. The Notes mature in 22 February 2012. As of the same date, NBG Finance plc repurchased the entire issue of its own issued RON 355 million Fixed Rate Notes of which Notes amounting to RON15 million was held by the Bank.

(k) On 26 November 2010, the extraordinary meeting of the Bank’s shareholders approved the redemption, by the Bank, of the 70.000.000 preference shares, in accordance with the Law 3723/2008 held by the Greek State, with total nominal value €350 million. The redemption is subject to obtaining the proper statutory approvals. The shares will be redeemed at their nominal amount for cash.

(l) On 2 December, 2010, Finansbank signed a dual tranche term loan facility amounting to USD 333 million and € 352 million with a one year maturity.

11) Certain amounts of financial statements as at 31 December 2009 were reclassified in order to render them comparable to the respective amounts of 31 December 2010. This reclassification has no impact in Profit & Loss and Equity of the comparatives and already published financial statements of the Group and the Bank. In 2010, the Group and the Bank reclassified Bonds from “Trading securities” and “Available-for-sale investment securities” to “Held-to-maturity investment securities” and “Loans and receivables investment securities” and from “Trading securities” to “Available-for-sale investment securities”.

Details related to reclassifications are included in Note 51 of the financial statements as at 31 December 2010.

Athens,  23 March 2011

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS

THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

ANTHIMOS C. THOMOPOULOS	CHARALAMPOS G. MAZARAKIS

Report on use of funds raised

NATIONAL BANK OF GREECE S.A.

Reg. No 6062/06/B/86/01-Athens Tax Office

Headquarters: Eolou 86 Street, GR 10232 Athens

REPORT ON USE OF FUNDS RAISED FROM THE BANK’S SHARE CAPITAL INCREASE BY PAYMENT IN CASH WITH PREEMPTIVE RIGHTS TO EXISTING SHAREHOLDERS, IN ACCORDANCE WITH THE BOARD OF DIRECTORS DECISION ON 10 SEPTEMBER 2010 AFTER AUTHORISATION BY THE SECOND REPEAT GENERAL MEETING OF THE BANK’S SHAREHOLDERS HELD ON 15 MAY 2008 AND THE SECOND REPEAT EXTRAORDINARY MEETING OF THE BANK’S SHAREHOLDERS HELD ON 10 FEBRUARY 2010, WHICH WAS APPROVED BY ATHENS EXCHANGE ON 16 SEPTEMBER 2010.

It is notified that on 16 September 2010 the Athens Exchange (ATHEX), approved the Bank’s share capital increase in cash with pre-emptive rights to existing shareholders, with the issuance of 121.408.315 new ordinary registered shares and 227.640.590 convertible equity notes convertible into ordinary registered shares, from which the Bank raised the amount of €1.815.054.306.  On 15 October 2010, the ATHEX accepted the 121.408.315 newly issued ordinary shares for trading while the 227.640.590 issued ordinary shares after conversion of the convertible equity notes accepted for trading on 21 October 2010.  The trading commenced on 19 October 2010 and 25 October 2010 respectively.  On 13 October 2010, the Board of Directors certified that the share capital increase was fully covered.

Report on Use Of Funds raised from Bank’s share capital increase in cash with pre-emptive rights to existing shareholders

Description of Use of Funds	Total raised Funds (amounts in €)	Use of Funds as of 31 December 2010 (amounts in €)	Balance of Funds (amounts in €)
1. Increase of Upper Tier I capital	1.714.259.071,25	1.714.259.071,25	—
2. Issue costs	100.795.234,75	100.795.234,75	—
Total	1.815.054.306,00	1.815.054.306,00	—

Athens, 23 March 2011

THE CHAIRMAN	THE CHIEF	THE DEPUTY CHIEF	THE CHIEF
	EXECUTIVE OFFICER	EXECUTIVE OFFICER	FINANCIAL OFFICER

VASSILIOS T. RAPANOS	APOSTOLOS S. TAMVAKAKIS	ANTHIMOS C. THOMOPOULOS	CHARALAMPOS G. MAZARAKIS

Auditor’s report on use of funds raised

REPORT ON FINDINGS FROM CARRYING OUT AGREED UPON PROCEDURES ON THE MANAGEMENT’S REPORT ON USE OF FUNDS RAISED THROUGH THE SHARE CAPITAL INCREASE

To the Board of Directors of National Bank of Greece S.A.

“National Bank of Greece S.A.” (The Bank)

In accordance with the mandate which we received from the Board of Directors of “National Bank of Greece S.A.” (The Bank), we have performed the procedures agreed with you and enumerated below, in accordance with the regulatory framework of Athens Exchange and the applicable legislation governing the Greek capital market, with respect to the ‘‘Report on Use of Funds Raised’’ related to the share capital increase that was verified by the Bank’s Board of Directors on 13 October 2010.  This report is the responsibility of the Bank’s Management. Our engagement was undertaken in accordance with the International Standard on Related Services ‘‘ISRS 4400’’ applicable to agreed-upon procedures engagements. Our responsibility is to perform the agreed upon procedures enumerated below and to report our findings to you.

The agreed upon procedures which we have carried out are as follows:

1.                               We evaluated the completeness of the above Report, issued by the Bank on March 23, 2011 regarding the Share capital increase in cash through the issue of ordinary registered shares by way of pre-emption rights and the issue of non — listed non — interest bearing convertible notes by way of pre — emption rights in favor of existing shareholders of National Bank of Greece S.A.  prepared by management and its consistency with the content of the corresponding Prospectus which was issued by the Bank on 16 September 2010  for that purpose as well as the relevant resolutions and announcements made by the responsible persons and Boards of the Bank.

2.                               We compared the amount of the share capital increase appearing in the above Report to the corresponding amount stated in the minutes of the Board of Directors of the Bank that took place on 10 September 2010 which approved the increase of the above share capital as well as to the relevant amount stated in the Prospectus that the Bank issued on 16 September 2010.

3.                               We compared the total amount appearing in the SWIFT, issued by TT Hellenic Postbank S.A. on 13 October 2010 confirming the deposit of the amounts raised from the above share capital increase and the commencement of the money market deposit, to the corresponding amount transferred on 14 October 2010 from this deposit account to the deposit account held by the Bank with (Central) Bank of Greece No. IBAN GR 8301000420000000000610000.

4.                               We reviewed the accounting entries relevant to the share capital increase under discussion and compared the relevant amounts to the corresponding amounts deposited in the bank deposit accounts said above and determined that in the books of the Bank the amounts of Euro 607.041.575,00 and Euro 1.138.202.950,00 were credited to the account “share capital” on 13 October 2010 and 20 October 2010 accordingly and the amounts of Euro 24.281.663,00 and Euro 45.528.118,00 were credited to the account “share premium” on 13 October 2010 and 20 October 2010 accordingly.

5.                               We compared the balances of the bank deposit accounts said in the above third paragraph to the corresponding amounts stated in the Minute No. 1414 of the meetings of the Board of Directors of the Bank through which the Board confirmed the payment in of the proceeds from the share capital increase.

6.                               We obtained and compared the table of the calculation of the capital adequacy ratio of the Bank prepared by its management and submitted to the (Central) Bank of Greece, for the periods ended on 30 September 2010 and 31 December 2010 i.e. before and after the share capital increase under examination.

7.                               We compared the list of the expenses incurred by the Bank in connection with the share capital increase, which the Bank made available to us, to the relevant amount of 100.795.234,75 Euro stated in the Report. We tested on a sample basis the documentation supporting the amounts included in this list.

The findings that derived from the above agreed upon procedures were the following:

The content of the Report includes the minimum information provided for that purpose from the regulatory framework governing the Athens Exchange as well as the legal framework governing the Capital Markets and is consistent with the content of the relevant Prospectus, as follows:

•                                  The total amount raised from the capital increase and deposited as money market deposit with SWIFT, issued by TT Hellenic Postbank S.A., on 13 October 2010, amounted to Euro 1.815.054.306,00. This amount was subsequently transferred to the deposit account No. IBAN GR 8301000420000000000610000 held with the (Central) Bank of Greece on 14 October 2010. The above amounts agree with the corresponding amount which is stated in the Report under discussion (before the deduction of the relevant expenses which are discussed below).

•                                  The accounting entries made in the books of the Bank with respect to the share capital increase under discussion, do agree with the amounts deposited in the bank deposit accounts said above and the amounts credited to the account “share capital” on 13

October 2010 and on 20 October 2010 amounted to Euro 607.041.575,00 and Euro 1.138.202.950,00 accordingly and to the account “share premium” on 13 October 2010 and on 20 October 2010 amounted to Euro 24.281.663,00 and Euro 45.528.118,00 accordingly.

•                                  The amount deposited in the above said bank deposit accounts agree with the amount stated in the relevant Minute No 1414 of the meeting of the Board of Directors of the Bank held on 13 October 2010 that confirmed the payment in of the proceeds of the share capital increase.

•                                  The ratio of capital adequacy of the Bank, deriving from the relevant tables of its calculation submitted by the Bank to the (Central) Bank of Greece for the periods ended on 30 September 2010 and 31 December 2010 and in particular the total capital adequacy ratio has improved from 15.4% for 30 September 2010 to 18.5% for 31 December 2010.

•                                  The total expenses incurred in connection with the subject capital increase according to the list produced by management and amounting to Euro 100.795.234,75 do agree with the corresponding amount included in the Report prepared by management.  In addition, the supporting documentation which we have checked on a test basis does agree with the corresponding amounts included in the above list.

Taking into account that the relevant procedures do not constitute either an audit or a review made in accordance with International Standards on Auditing or International Standards on Review Engagements, we do not express any assurance other than the factual findings reported above. Had we performed additional procedures or had we conducted an audit or review, it is possible that other matters might have come to our attention that would have been reported to you in addition to the findings discussed in the aforementioned paragraph.

Our report is exclusively addressed to the Bank’s Board of Directors of the Bank for the purposes of complying with the regulatory framework of Athens Exchange and the applicable legislation governing the (Greek) capital markets.  Consequently,  this Report is not to be used for any other purpose as this report relates only to the items specified above and does not extend to the financial statements published by the Company for the year ended 31 December 2010 on which we have issued a separate auditor’s report dated 28 March 2011.

Athens, 28 March 2011

The Certified Public Accountant

Emmanuel A. Pelidis

Reg. No. SOEL: 12021

Deloitte.

Hadjipavlou Sofianos & Cambanis S.A.

Assurance & Advisory Services

Fragoklisias 3a & Granikou Str

GR 151 25 Marousi

Reg. No. SOEL: E120

Information required by Law 3401/2005, article 10

Reference Table to the information required by Law 3401/2005, article 10

The Corporate announcements of the year 2010 are available on the web site of the Bank

Group > Press, Publications > Press Releases > Bank > 2010

Subject	Date
ANNOUNCEMENT ON THE BOD PROPOSAL TO THE GENERAL MEETING OF 14/01/2010 FOR THE ELECTION OF A NEW BOARD	4/1/2010
Resolutions of the General Meeting of 14/01/2010	14/1/2010
Announcement relating to items 1 and 2 of the agenda of the General Meeting of the Shareholders at 14.01.2010	14/1/2010
Invitation to repeat General Meeting of Shareholders Monday, 1 February 2010, 13:00	14/1/2010
INFORMATION BULLETIN pursuant to Low 3401/2005 article 4 par. 2f	25/1/2010
NBG launches its own Customer Ombudsman	29/1/2010
Invitation to 2nd repeat General Meeting of Shareholders Thursday,18 February 2010, 13:00	1/2/2010
Repeat General Meeting of Shareholders held on 1 February 2010	1/2/2010
ANNOUNCEMENT ON THE COMMENCEMENT OF TRADING OF NEW, COMMON, REGISTERED VOTING SHARES ON THE ATHEX ON 5/2/2010	2/2/2010
2nd Repeat General Meeting of Shareholders held on 18 February 2010	18/2/2010
Announcement Date for 2009 Annual Results	22/2/2010
First package of measures for transparency and pricing policy	9/3/2010
Successful Training Week for the IAFM and the NBG Group	12/3/2010
Announcement of election of a member to the Board of Directors	18/3/2010
NBG Group 2009 Results	18/3/2010
Establishment of NBG PANGAEA by NBG	1/4/2010
Establishment of “NBG PANGAEA Real Estate Investment Company”	1/4/2010
Recognition of NBG as Best Company in Greece in the field of Investor Relations	15/4/2010
Announcement Date for 1st Quarter 2010 Results	19/4/2010
INVITATION TO THE BANK’S ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON FRIDAY, 21 MAY 2010, AT 12:00 HOURS	29/4/2010
Clarifications regarding the participation of Bank of New York Mellon in the share capital of NBG	12/5/2010
Resolutions of the Annual General Meeting of Shareholders of NBG	21/5/2010
NBG Group Q1 10 results	26/5/2010
Announcement Date for H1 2010 Results	18/6/2010
Change in date for announcement of H1 2010 Results	21/6/2010
New covered bond issuance	24/6/2010
Refutation of press reports	28/6/2010
2009 Annual Report on Form 20-F	30/6/2010
Refutation of press reports	30/6/2010
Refutation of press reports	12/7/2010
EU- Wide stress testing exercise - Annex 1	23/7/2010
EU - Wide stress testing exercise - Annex 3	23/7/2010
EU - Wide stress testing exercise - Annex 2	23/7/2010
Lower Tier II 10-year note sale totalling €450 million	23/7/2010
Press Release on the resolutions of the meeting of the Board of Directors of 29/07/2010	29/7/2010
New € 1.5 bn Covered Bond Issuance	30/7/2010
NBG increases its shareholding in Stopanska Banka	18/8/2010
NBG INCREASES ITS SHAREHOLDING IN FINANS LEASING (TURKEY)	18/8/2010
FinansBank increases its share capital by €285 million	18/8/2010
NBG Group H1 2010 results	27/8/2010
National Bank of Greece SA announces a comprehensive capital strengthening plan of approximately Euro 2.8 billion	7/9/2010
Report of the BoD for the share capital increase of NBG by means of cash payment	10/9/2010
Announcement of the Board of Directors of NBG on the press release concerning the NBG capital increase	10/9/2010
NBG capital increase: Rights Issue Prospectus approval	17/9/2010
NBG capital increase: Ex-right date and rights trading period	17/9/2010
Commencement of rights trading and subscription period for New Shares and Convertible Notes	27/9/2010
Announcement for the exercise of subscribtion rights	12/10/2010
PUBLIC ANNOUNCEMENT ON THE ISSUE OF THE CONVERTIBLE EQUITY NOTES	13/10/2010
NOTICE FOR THE EXERCISE OF THE OPTIONAL REPURCHASE RIGHT	13/10/2010
ANNOUNCEMENT ON THE RESULTS OF THE SHARE CAPITAL INCREASE AND THE ISSUE OF CONVERTIBLE NOTES	13/10/2010
ANNOUNCEMENT ON COMMENCEMENT OF TRADING OF THE NEW SHARES	15/10/2010

ANNOUNCEMENT ON THE BANK’S SHARE CAPITAL INCREASE PURSUANT TO THE CONVERSION OF THE CONVERTIBLE NOTES	20/10/2010
ANNOUNCEMENT ON THE COMMENCEMENT OF TRADING OF THE NEW SHARES PURSUANT TO THE CONVERSION OF THE CONVERTIBLE EQUITY NOTES	21/10/2010
Announcement Date for 9-month 2010 Results	21/10/2010
Draft Resolutions/Board Remarks on the Items on the Agenda of the General Meeting - Number of Shares and Voting Rights	3/11/2010
DECLARATION — AUTHORIZATION FOR PARTICIPATION IN THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF NATIONAL BANK OF GREECE TO BE HELD ON 26/11/2010 AND ANY REPEAT MEETINGS.	3/11/2010
INVITATION EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS Friday, 26 November 2010, 12:00 noon	3/11/2010
Appointment of new Chief Financial Officer	8/11/2010
Repo lines €4.7 billion from international banks	9/11/2010
National Bank of Greece S.A. Finansbank Offering update - appointment of bank syndicate	11/11/2010
Election of a new board member in the BoD of NBG	24/11/2010
Resolutions of the Extraordinary General Meeting of Shareholders of National Bank of Greece	26/11/2010
NBG Group: Q3 2010 Results	29/11/2010

Availability of the Annual Financial Report

The Annual Financial Report, which includes:

•             Certifications by the Members of the Board of Directors

•             The Board of Directors’ Report

•             The Independent Auditor’s Report

•             The Annual Financial Statements of the Group and the Bank

•             Summary Financial Data

•             Report on Use of Funds Raised

•             Report on findings from carrying out agreed upon procedures on the management’ s report on use of funds raised through the share capital increase

•             Reference Table to the information required by Law 3401/2005, article 10 is available on the website address: http://www.nbg.gr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis
(Registrant)

Date: 29th March, 2011

Chief Executive Officer